24-10153

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

LTV

FORM 1-A/Amendment No. 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LATIN TELEVISION, INC.
(Exact Name of Issuer as Specified in its Charter)

NEVADA
(State or Other Jurisdiction of Incorporation or Organization)

3111 North University Drive, Suite 431
CORAL SPRINGS, FLA. 33065
561.214.5565
(Address, Including Zip Code and Telephone Number of Issuer's Principal Executive Office)

MITCHELL AND ASSOCIATES, LLC
7361 PRAIRIE FALCON RD.
LAS VEGAS, NV 89128
702.656.4919
(Address, Including Zip Code and Telephone Number of Agent for Service of Process)

4833	**86-089-0600**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon the order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Hans Jonas Pettersson **3764 NW 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**Poststrasse 6** **6300 ZUG** **Switzerland**
Luis F. Baraldi **3764 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**1059 West Heritage** **Club Drive** **Coral Springs, FL. 33483**
Randall S. Appel **3764 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**12445 Rockledge Circle** **Boca Raton, FL. 33428**

(b) the issuer's officers;

Randall S. Appel **3764 124th Ave.** **Coral Springs, FL. 33065** ***Chief Executive Officer, President, Treasurer***	**Home address:**	**12445 Rockledge Circle** **Boca Raton, FL. 33428**
Luis F. Baraldi **3764 124th Ave.** **Coral Springs, FL. 33065** ***Chief Operating Officer, Secretary***	**Home address:**	**1059 West Heritage** **Club Drive** **Coral Springs, FL. 33483**

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

(1) **Hans Jonas Pettersson** **3764 NW 124th Ave.** **Coral Springs, FL. 33065** **Total Shares: 10,809,676** **Percentage: 51%**	**Home address:**	**Poststrasse 6** **6300 ZUG** **Switzerland**

(2)

IFEX Keizergacht 365 Amsterdam Netherlands 1016EJ Total Shares: 4,638,518 Percentage: 22% Management Board: Sharon Clayton, Chairman Kenneth Denos, Chief Executive Officer Richard Meek, Chief Financial Officer	Home address:	Keizergacht 365 Amsterdam Netherlands 1016EJ (Public Company)

(3)

Randall S. Appel 3764 124th Ave. Coral Springs, FL. 33065 Total Shares: 2,000,000 Percentage: 9%	Home address:	12445 Rockledge Circle Boca Raton, FL. 33428

(4)

Active Media Services, Inc. Dba Active International One Blue Hill Plaza PO Box 1705 Pearl River, NY 10965 Total Shares: 1,488,554 Percentage: 7% Management Board and Officers: Alan S. Elkin, Chairman and Chief Executive Officer Arthur Wagner, President Lord Thomas Chandos, Director Cedric Dempsey, Director Peter Eio, Director	Home address:	Alan Elkin 14 Sky Drive New City, NY 10956 Arthur Wagner 10 Croyden Lane New City, NY 10954

(5)

Baral, Inc. 201 Alhambra Cr., Suite 502 Coral Gables, FL 33134 Total Shares: 1,063,252 Percentage: 5% Management/Owners: Luis Baraldi, Owner Alina Baraldi, Owner	Home address:	Luis Baraldi 1059 Heritage Club Drive Coral Springs, FL 33483 Alina Baraldi 1059 Heritage Club Drive Coral Springs, FL 33483

Note: Luis Baraldi and Alina Baraldi are husband and wife

Total Shares Owned/Controlled by Record Owners of 5 percent or more:
Total Shares: 20,000,000
Percentage: 94%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(1)		
Hans Jonas Pettersson	**Home address:**	**Poststrasse 6**
3764 NW 124th Ave.		**6300 ZUG**
Coral Springs, FL. 33065		**Switzerland**
Total Shares: 10,809,676		
Percentage: 51%		

Note: Mr. Pettersson is a member of LTV's Board of Directors

(2)		
Sharon Clayton	**Home address:**	**Keizergacht 365 Amsterdam**
Kenneth Denos		**Netherlands 1016EJ**
Richard Meek		**(Public Company)**
IFEX		
Keizergacht 365 Amsterdam		
Netherlands 1016EJ		
Total Shares: 4,638,518		
Percentage: 22%		

Management Board:
Sharon Clayton, Chairman
Kenneth Denos, Chief Executive Officer
Richard Meek, Chief Financial Officer
Note: None of the above individuals are affiliated with any officer or director of LTV

(3)		
Randall S. Appel	**Home address:**	**12445 Rockledge Circle**
3764 124th Ave.		**Boca Raton, FL. 33428**
Coral Springs, FL. 33065		
Total Shares: 2,000,000		
Percentage: 9%		

Note: Mr. Appel is Chief Executive Officer, President and Treasurer of LTV

(4)		
Alan S. Elkin	**Home address:**	**Alan Elkin**
Arthur Wagner		**14 Sky Drive**
Active Media Services, Inc.		**New City, NY 10956**
One Blue Hill Plaza		
PO Box 1705		**Arthur Wagner**
Pearl River, NY 10965		**10 Croyden Lane**
Total Shares: 1,488,554		**New City, NY 10954**
Percentage: 7%		

Management Board and Officers:
Alan S. Elkin, Chairman and Chief Executive Officer

Arthur Wagner, President
Lord Thomas Chandos, Director
Cedric Dempsey, Director
Peter Eio, Director
Note: None of the above individuals are affiliated with any officer or director of LTV

(5)

Luis Baraldi **Alina Baraldi** **Baral, Inc.** **201 Alhambra Cr., Suite 502** **Coral Gables, FL 33134** **Total Shares: 1,063,252** **Percentage: 5%** **Management/Owners:** **Luis Baraldi, Owner** **Alina Baraldi, Owner**	**Home address:**	**Luis Baraldi** **1059 Heritage Club Drive** **Coral Springs, FL 33483** **Alina Baraldi** **1059 Heritage Club Drive** **Coral Springs, FL 33483**

Note: Luis Baraldi is LTV's Chief Operating Officer and Secretary
Luis Baraldi and Alina Baraldi are husband and wife

Totals:
Total Shares Owned/Controlled by Beneficial Owners of 5 percent or more:
Total Shares: 20,000,000
Percentage: 94%

(f) promoters of the issuer;

Hans Jonas Pettersson **3764 NW 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**Poststrasse 6** **6300 ZUG** **Switzerland**
Luis F. Baraldi **3764 124th Ave.** **Coral Springs, FL. 33065**	**Home address:**	**1059 West Heritage** **Club Drive** **Coral Springs, FL. 33483**
Randall S. Appel **3764 124th Ave.** Coral Springs, FL. 33065	**Home address:**	**12445 Rockledge Circle** **Boca Raton, FL. 33428**

(g) affiliates of the issuer;

The following entities are currently affiliates of the issuer due to stock holdings in excess of 10% (IFEX) or due to the beneficial owner of an entity also serving as an officer and director of the issuer (Baral).

IFEX **Keizergacht 365 Amsterdam** **Netherlands 1016EJ** **Total Shares: 4,638,518**	**Home address:**	**Keizergacht 365 Amsterdam** **Netherlands 1016EJ** **(Public Company)**

Percentage: 22%
Management Board:
Sharon Clayton, Chairman
Kenneth Denos, Chief Executive Officer
Richard Meek, Chief Financial Officer

Note: None of the above individuals are affiliated with any officer or director of LTV

Baral, Inc. **201 Alhambra Cr., Suite 502** **Coral Gables, FL 33134** **Total Shares: 1,063,252** **Percentage: 5%** **Management/Owners:** **Luis Baraldi, Owner** **Alina Baraldi, Owner**	**Home address:**	**Luis Baraldi** **1059 Heritage Club Drive** **Coral Springs, FL 33483** **Alina Baraldi** **1059 Heritage Club Drive** **Coral Springs, FL 33483**

Note: Luis Baraldi is LTV's Chief Operating Officer and Secretary
Luis Baraldi and Alina Baraldi are husband and wife

(h) counsel to the issuer with respect to the proposed offering;

The Company has retained Mr. Christopher Flannery of Astor Weiss Kaplan and Mandel, LLP, as special counsel specifically relating to the proposed offering.

Mr. Christopher Flannery **Astor Weiss Kaplan and Mandel, LLP** **The Bellevue, 6th Floor** **200 South Broad Street** **Philadelphia, PA 19102** **215.790.0100**	**Home Address:**	**2707 Landsdowns Drive** **Wilmington, DE 19810**

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The jurisdiction(s) in which the securities are to be offered by underwriters, dealers or salespersons pursuant to this Form 1-A are:

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Domestically, the Company anticipates offering its securities to accredited investors in the State of New York. Internationally, the Company plans to offer the securities to accredited investors in Europe (United Kingdom) and Asia (Hong Kong, Singapore).

The securities are to be offered directly by the Company's officers and directors. There will be no general solicitation or advertising used in the offering. The securities are being offered in the United States to accredited investors only. The securities will be offered in connection with the Regulation A offering circular once the offering circular has been declared effective. The securities being offered internationally will be subject to exemptions available in the local jurisdictions where the securities may be offered. Unless there is an available exemption, all securities sold internationally will be restricted and subject to Rule 144.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The following unregistered securities were issued or sold during the past year:

On January 12, 2006, the Company issued 22,750,000 restricted shares to five individuals subject to Rule 144 for loans provided to the Company prior to June 30, 2005. At that point, there were 51,364,349 shares issued and outstanding. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Abdul Rahmatulla	3,600,000	Loans	.013	504	144

Charlie Cabana	3,000,000	Loans	.013	504	144
David J. Osina	1,150,000	Loans	.013	504	144
Hossain Abdulla	7,500,000	Loans	.013	Reg S	144
Zohair Abdulla	7,500,000	Loans	.013	Reg S	144

On February 9, 2006, the Company completed a 100:1 reverse split of the common stock, resulting in 515,007 shares issued and outstanding.

On February 13, 2006, the Company issued 1 share to Oppenheimer & Co., Inc., under a beneficial owner round up, resulting in 515,008 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Oppenheimer & Co., Inc.	1	Round-Up	0	4.2	144

On February 15, 2006, the Company issued 19 shares to 2 companies, under a beneficial owner round up, resulting in 515,027 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Neuberger & Berman	1	Round-Up	0	4.2	144
Ameritrade Clearing	18	Round-Up	0	4.2	144

On February 15, 2006, the Company issued 3,554,000 restricted shares to IFEX NV subject to Rule 144 resulting in 4,069,027 shares issued and outstanding. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts). No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
IFEX NV	3,554,000	Merger	.001	4.2	144

On February 15, 2006, the Company issued 16,446,000 restricted shares to affiliate Hans Jonas Pettersson subject to Rule 144, resulting in 20,515,027 shares issued and outstanding. The shares were issued as part of the agreement between New LTV Acquisition LLC and the Company. No additional consideration was received by the Company. Subsequently, on or about July 31, 2006, Pettersson transferred 2,000,000 restricted shares to Randall Appel, LTV Chief Operating Officer, 1,084,518 restricted shares to IFEX, and 1,488,554 restricted shares to Active Media Services, Inc. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts). Mr. Pettersson did not receive any consideration of any kind for the shares he transferred. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Hans Jonas Pettersson	16,446,000	Merger	.01	4.2	144
Randall Appel (from HJP)	2,000,000	Merger	.001	4.1 ½	144
IFEX NV (from HJP)	1,084,518	Merger	.001	4.1 ½	144

Active Media (from HJP)	1,488,554	Merger	.001	4.1 ½	144

On February 23, 2006, the Company issued 5 shares to TD Waterhouse under a beneficial owner round up, resulting in 20,515,032 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
TD Waterhouse	5	Round-Up	0	4.2	144

On March 3, 2006, the Company issued 750,000 restricted shares to 1 individual, subject to Rule 144, resulting in 21,265,032 shares issued and outstanding. The shares were issued for conversion of Preferred Stock previously purchased from the Company. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Richard Johnson	750,000	Conversion	0	4.2	144

On March 3, 2006, the Company issued 1 share to Brown Brothers Harriman, under a beneficial owner round up, resulting in 21,265,033 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Brown Brothers Harriman	1	Round-Up	0	4.2	144

On March 10, 2006, the Company issued 2 shares to AG Edwards & Sons, under a beneficial owner round up, resulting in 21,265,035 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
A G Edwards & Sons	2	Round-Up	0	4.2	144

On March 21, 2006, the Company issued 22 shares to Morgan Stanley DW, under a beneficial owner round up, resulting in 21,265,057 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Morgan Stanley DW	22	Round-Up	0	4.2	144

All of the "Round-Up" stock identified above were fractional share issuances which were a result of prior reverse stock splits, which contained provisions requiring the Company to "round-up" any individual stock holdings so that fractional shares were rounded up to the nearest whole amount. The Company did not receive any additional consideration for the "round-up" shares.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer is not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

There are no arrangements known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement who is prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this notification.

LATIN TELEVISION, INC.

LTV

Type of securities offered: **Common Stock**
Maximum number of securities offered: **50,000,000**
Minimum number of securities offered: **10,000,000**
Price per security: **$0.10**
Total proceeds: If maximum sold: **$5,000,000**
If minimum sold: **$1,000,000**
(See Questions 9 and 10)
Is a commissioned selling agent selling the securities in this offering? **No.**
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? **[ ] Yes [X] No**
Is there a finder's fee or similar payment to any person? **[ ] Yes [X] No**
(See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? **[ ] Yes [X] No**
(See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? **[ ] Yes [X] No**
(See Question No. 25)
Is transfer of the securities restricted? **[ ] Yes [X] No**
(See Question No. 25)

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE SECURITIES ARE OFFERED TO ACCREDITED INVESTORS ONLY.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Company:

[ ] Has never conducted operations.

[ ] Is in the development stage.

[X] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: (Note: In additional to planning sales in Europe, the Company plans to register the securities for offer and sale in the State of New York.)

State	*State File No.*	*Effective Date*
NY	N/A	N/A

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **289** pages.

THE COMPANY

1. Exact corporate name: **LATIN TELEVISION, INC.**

State and date of incorporation: **NEVADA on 10/27/1992**

Street address of principal office: **3764 NW 124th Ave. Coral Gables, Fla. 33065**

Company Telephone Number: **561.214.5565**

Fiscal year: **12/31**
(month)/ (day)

Person(s) to contact at Company with respect to offering: **Randall S. Appel**

Telephone Number (if different from above): **(561) 417-8145**

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Lack of Operating History

Since our inception, we have been in the development stage and have only recently begun operations. Accordingly, we do not have an extensive operating history upon which an evaluation of our prospects and us can be based. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations. Moreover, due to our limited operating history, any evaluation of our business and prospects must be made in light of the risks and uncertainties frequently encountered by companies in high risk industries like entertainment and rapidly evolving markets such as ours. Many of these risks and uncertainties are discussed elsewhere in this section. We cannot assure you that we will be successful in addressing these risks and uncertainties. Our failure to do so could cause our business and financial results to suffer.

Future operating results will depend on many factors; including our ability to implement our business plan as outlined in this Offering Circular. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in the entertainment, and more specifically, television industry. Specific risks to our business include our ability to provide the necessary programming to our future clients, the need to manage our operations and future planned expansion, the continuing need to raise additional capital, the dependence upon and need to hire key executive personnel and the need to increase brand awareness.

To address these risks, we must, among other things, implement and successfully execute our business strategy, attract and retain qualified personnel experienced in the television industry, expand our presence in the entertainment marketplace, maintain and attract key executive management, respond to competitive developments, attract, retain and motivate qualified personnel and meet the expectations of our shareholders and future business associates, television stations and distributors.

As a result of the above factors, this is a high risk investment and you could lose your entire investment. The Shares being offered in this Offering Circular are speculative, involve a high degree of risk and is not an appropriate investment for persons who cannot afford the loss of their entire investment. You should carefully read each Risk Factor described herein. While there has been recent improvements in the entertainment sector of the stock market and in the performance of companies similar to ours, we have a limited operating history as described above and have yet to generate any revenues. We cannot give you any assurance that we will be able to successfully address one or more of the following risk factors that could prevent us from achieving the results outlined in our business model and as a result render your investment worthless.

(2) Losses to Date

Since inception, we have incurred losses and as of September 30, 2006 had an accumulated deficit of ($1,665,642). Our unaudited financial statements prepared by management, for the period ending September 30, 2006, can be found beginning on Page 79 this Offering Circular. The financial statements should be carefully reviewed by each potential investor. We have a limited operating history, having begun our current operations in February, 2006, when we merged with New LTV Acquisitions, LLC, and as a result brought in the television programming operations which now provide the basis for our ongoing business structure. There can be no assurance that we will be able to generate sufficient cash flow to cover operating expenses in the future or that we will not encounter unanticipated expenses which could prevent us from maintaining operations. We operate in a rapidly changing business environment that involves several risks, some of which are beyond our control. There are many factors included in this risk factor section that could cause actual results to differ materially from results anticipated in forward-looking statements.

(3) The Company's Ability to Continue as a Going Concern

We have going concern issues that could directly impair our ability to stay in business. In the event we are unable to sustain our funding activities now and in the future, and due to our financing needs on a regular basis, there could be uncertainty about our ability to continue as a going concern. Since we have not yet earned any revenues, additional funds will be needed in the near future. Since our financial position will not support bank financing or other conventional debt financing at this time, additional common Shares will likely be issued, thus resulting in further shareholder dilution. Even after that, we may need to raise additional funds and it cannot be certain that additional financing will be available on favorable terms, if at all. Should we not be successful in raising further capital, as to which no assurance can be given, we may not be able to continue our operations.

(4) ***LTV May be Unable to Increase its Market Size***

In order to maximize our advertising revenues, LTV needs to increase its market size. If it is unable to do so, there could be a material adverse affect on LTV operations, market acceptance and ultimately our stock price.

(5) ***Many of our competitors have greater resources and are more diversified than we are***

LTV will be competing for advertising revenues and market share against networks that are significantly larger and more established than LTV. There has been consolidation in the media industry and our competitors include market participants with interests in multiple media businesses which are often vertically integrated and/or are part of large diversified corporate groups with a variety of other operations that can provide stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their media operations. In addition, these competitors may have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, musicians, directors and other personnel required for production. The resources of these competitors may also give them an advantage in acquiring other businesses or assets that we might also be interested in acquiring.

Further, we are smaller and less diversified than most of our competitors. Although we plan to be a major television network for the Hispanic marketplace in the future, we expect to constantly compete with major U.S. and international television networks. Most of the major U.S. television networks are part of large diversified corporate groups with a variety of other operations, that can provide both means of distributing their programming and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their television operations. In addition, the major networks have more resources with which to compete for ideas, storylines and scripts created by third parties as well as for actors, directors and other personnel required for production. The resources of the major networks may also give them an advantage in acquiring other businesses or assets, including television libraries, that we might also be interested in acquiring. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

You also need to be acutely aware that the television industry is highly competitive and at times may create an oversupply of television programming in the market. The number of television programs released by our competitors, particularly the major U.S. networks, may create an oversupply of product in the market, reduce our share of revenues and make it more difficult for our programs to succeed commercially as we distribute our programs. Oversupply may become most pronounced during peak viewing seasons, such as the fall and spring, during what is commonly known as the ratings sweeps. For this reason, and because of our more limited programming and advertising budgets, we have to be careful how we market and distribute our programming, which may also reduce our potential revenues for a particular program. Moreover, we cannot guarantee that we can release all of our programs when they are otherwise scheduled. In addition to production or other delays that might cause us to alter our program schedule, a change in the schedule of a major network or cable/satellite provider may force us to alter the air date of a program because we cannot always compete with a major network's larger promotion campaign. Any such change could adversely impact a program's financial performance. In addition, if we cannot change our schedule after such a change by a major network or cable/satellite provider because we are too close to the air date, the major competitor's release and its typically larger promotion budget may adversely impact the financial performance of our program. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

(6) ***We must successfully respond to rapid changes in technology, services and standards to remain competitive***

Technology in the video, telecommunications, radio, music and data services used in the entertainment and Internet industries is changing rapidly. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on our businesses.

Examples of such advances in technologies include video-on-demand, satellite radio, new video formats and downloading from the Internet. For example, devices that allow users to view or listen to television or radio programs on a time-delayed basis and technologies, which enable users to fast-forward or skip advertisements, such as DVR's and portable digital devices, may cause changes in consumer behavior that could affect the attractiveness of our offerings to advertisers and could, therefore, adversely affect our revenues. In addition, further increases in the use of portable digital devices which allow users to view or listen to content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could adversely affect our radio and television broadcasting advertising revenues.

Other cable providers and direct-to-home satellite operators are developing new techniques that allow them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television marketplace into more specialized niche audiences. More television options increase competition for viewers and competitors targeting programming to narrowly defined audiences may gain an advantage over us for television advertising and subscription revenues.

The ability to anticipate and adapt to changes in technology on a timely basis and exploit new sources of revenue from these changes will affect our ability to continue to grow and increase our revenue.

(7) ***We May be Unable to Develop or Obtain Programming and Our Success Depends on the Commercial Success of our Television Programming, which is Unpredictable***

If LTV cannot develop or obtain suitable Spanish language programming and content for its network, then distribution might be limited and the attraction of advertising with LTV could also diminish which could have a material adverse impact on LTV operations, market acceptance and ultimately our stock price.

Operating in the television industry involves a substantial degree of risk. Each program is an individual artistic work, and unpredictable audience reactions primarily determine commercial success. Generally, the popularity of our programs may depend on many factors, including the critical acclaim they receive, the actors and other key talent, their genre and their specific subject matter.

The commercial success of our television programming also depends upon the quality and acceptance of similar type programming programs that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change.

We cannot predict the future effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Our success could depend on the experience and judgment of our management to select and develop new investment and programming opportunities. We cannot make assurances that our programming will obtain favorable reviews or ratings, or that our programming will perform well on the various satellite, cable and station outlets we plan to distribute our programming to. The failure to achieve any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

(8) ***Cancellation of Advertising***

LTV expects to earn the majority of its revenues from the sale of advertising time. Cancellations, reductions or delays in purchases of advertising could, and often do, occur for numerous reasons such as an economic downturn; an economic downturn in one or more industries or in one or more geographic areas; changes in population, demographics, audience tastes and other factors beyond our control; or a failure to agree on contractual terms. In addition, major incidents of terrorism, war, natural disasters or similar events may require us to program without any advertising, which in turn would reduce our revenues and results of operations.

Also LTV competes for audiences and advertising directly with other television and radio stations and competition can change rapidly and unpredictably in any particular geographic market. As a result of this competition, or the types of unforeseeable circumstances listed above, LTV's audience ratings, market shares and advertising revenues may decline and any adverse change could have a material adverse effect on LTV revenues and ultimately our ability to stay in business.

(9) ***Loss of Certain Strategic Relationships***

LTV's success will rely largely on its strategic relationships in the areas of advertising sales and content development. If these relationships should be lost, LTV would have to obtain content and advertising revenue from other sources which could result in LTV's revenue declining for some period of time and might have a long term material adverse effect on LTV revenues and ultimately our ability to stay in business.

(10) ***Federal Communication Commissions Regulation***

The business of LTV is directly and indirectly subject to regulation by the Federal Communications Commission. Should the Federal Communications Division through its regulatory authority impose fines, revoke licenses of carriers of LTV content, or impose new regulations which make it difficult for LTV to distribute its content, the profitability of LTV might be severely impacted in a negative fashion.

(11) ***A Significant Part of LTV Content will Come from Two Sources***

Currently, LTV content will be coming from its relationships with Baral, Inc. and 3Circle Media. Baral's role is to develop and provide original content to LTV. 3Circles Media is to provide LTV with interactive content. If either of these relationships is lost, it could result in LTV lacking sufficient or appropriate content to obtain sufficient distribution of its content.

(12) ***Due to the Assimilation of the Hispanic Population , Consumer Preferences May Change***

According to the Hodge Mass White paper on Hispanic Media Trends published in 2006, while currently more than 60% of a growing Hispanic market prefers its media programming to be in Spanish, this preference could change for any number of reasons currently unforeseen to LTV. Such a shift in consumer preference could have a material adverse affect on LTV operations, market acceptance and ultimately our stock price.

Even though this market continues to grow exponentially, as has been published numerous times in major newspapers, trade journals, magazines and over the radio and television, the immigrant population as represented by the United States Census Bureau and the purported number of illegal aliens entering the United States are still predominantly Spanish speaking. Until one reaches the second and third generation Hispanic in the United States, then the mix of preferred listening and viewing turns to bi-lingual and English speaking programming.

The extent to which people of Hispanic origin begin to prefer to speak English over Spanish would certainly have an impact on Spanish language media channels' audiences. If people of Hispanic origin prefer English language programming over Spanish language programming, the success of LTV's business model could be severely limited and LTV operations, market acceptance and ultimately our stock price could be materially adversely affected.

(13) ***Changes to the U.S. Economy Could Erode Hispanic Purchasing Power***

If changes to the U.S. economy relating to foreign trade and energy costs result in a reduced purchasing power among the U.S. Hispanic population, it may become difficult to sell advertising on LTV broadcasts which could have a material adverse affect on LTV operations, market acceptance, our ability to stay in business, and ultimately our stock price.

Economists on an international level have been attempting to deal with these issues since the first oil embargo in the early 1970's. Management believes that trade to a much lesser degree and energy costs to a greater degree has an effect on the disposable income of almost every segment of the population whether it be Hispanic or otherwise.

The Hispanic population is not insulated nor necessarily more exposed to the pressure of rising energy costs. What we believe it will do is create greater pressure on the advertising community to deliver a clearer message as to why the Hispanic shopper should be inclined to buy a specific product.

If one looks at Univision, their stated market has always been the mature Mexican female so advertising was always aimed at household products and services for the family. If one looks at the Hispanic market today, the Hispanic market represents the single largest youth demographic in the country. We believe the advertising that appeals to their parents will not sell them a product or service.

Therefore, advertisers will have to be more creative, more enticing and price competitive and with a potentially larger advertising budget to harvest the disposable income that is present in this demographic. If we cannot meet this need, our ability to stay in business could be adversely affected.

(14) ***The U.S. Hispanic population is concentrated geographically***

A disproportionately large percentage of all U.S. Hispanics live in three markets: Los Angeles, New York and Miami-Fort Lauderdale. The top ten U.S. Hispanic markets collectively account for more than half of the U.S. Hispanic population. LTV revenues may be similarly concentrated in these

key markets. As a result, an economic downturn, increased competition, or another significant negative event in these markets could reduce our revenues and results of operations more dramatically than other companies that do not depend as much on these markets.

(15) ***We have an Accumulated Deficit and we have a Limited History of Operations as a Television Network***

We have incurred losses in each operating period since our inception. Operating losses may continue, which could adversely affect financial results from operations and stockholder value, and there is a risk that we may never become profitable.

As of September 30, 2006 we had an accumulated deficit of $1,665,642, all of which related to our ongoing operations. There can be no assurance that our management should be successful in managing the Company as a television network.

(16) ***We expect to have a need for Additional Financing in the Future***

As of September 30, 2006, we had a working capital balance of $813. Our history of recurring losses from operations could raise a substantial doubt in the future about our ability to continue as a going concern. There can be no assurance that we will have adequate capital resources to fund planned operations or that any additional funds will be available to us when needed, or if available, will be available on favorable terms or in amounts required by us. If we are unable to obtain adequate capital resources to fund our network operations, it may be required to delay, scale back or eliminate some or all of our operations, which may have a material adverse effect on our business, results of operations and ability to operate as a going concern.

Our business requires a substantial investment of capital. The production, acquisition and distribution of programming require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues from our programming, if any. In the future, this time lapse may requires us to fund a significant portion of our capital requirements from private parties, institutions other sources. Although we intend to reduce the risks of our programming exposure through strict financial guidelines and prompt payments from advertisers, stations, and other customers, we cannot assure you that we will be able to implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future programming. If we increase our programming slate or our programming budgets, we may be required to increase overhead, make larger up-front payments to talent and consequently bear greater financial risks. Any of the foregoing could have a material adverse effect on our business, results of operations or financial condition.

In summary, we may not be able to obtain additional funding to meet our operational requirements. Our ability to grow our company through acquisitions, business combinations and joint ventures, to maintain and expand our development, acquisition, production and distribution of Hispanic television programming and to fund our operating expenses will depend upon our ability to obtain funds through equity financing, debt financing (including credit facilities) or the sale or syndication of some or all of our interests in certain projects or other assets. If we do not have access to such financing arrangements, and if other funding does not become available on terms acceptable to us, there could be a material adverse effect on our business, results of operations or financial condition.

(17) ***Penny Stock Regulation***

Our common stock is deemed to be a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system.

Our securities are subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market.

The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.

Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities. The foregoing required penny stock restrictions should not apply to our securities if such securities maintain a market price of $5.00 or greater. Considering our stock currently has a bid price of $.45 cents with little or no volume, there can be no assurance that the price of our securities will ever reach or maintain such a level.

(18) The Pink Sheets has a Limited Trading Market

There is a limited public market for our shares which may make it difficult or impossible for you to have liquidity. Although we currently trade on the Pink Sheets under symbol "LTVI", there is presently a limited public market for the Shares. There is no assurance that a trading market will be sustained. Accordingly, investors may have to hold their securities indefinitely and may have difficulty in selling such securities if a sustained trading market does not develop. In the event a sustained trading market does develop, there can be no assurance it will provide liquidity to investors.

There are restrictions on transfer and if when the restrictions are lifted, there may be no market for your shares. As stated above, a limited public market for the Shares exists presently. In addition, the Shares are being offered pursuant to exemptions from registration under federal and applicable state securities laws, and the Shares, therefore, will be subject to substantial restrictions on transfer unless an exemption allowing transferability is available. Accordingly, Shares may be transferred only under appropriate exemptions and only if the transferee provides us with an opinion of counsel that is satisfactory to us to the effect that the proposed transfer is in compliance with appropriate exemptions from the registration requirements of federal and any relevant state securities laws. Consequently, holders of Shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and the Shares may not be readily accepted as collateral for a loan. The purchase of Shares, therefore, should be considered only as a long-term investment.

(19) ***Risks of Litigation***

The nature of the television industry is such that claims from third parties alleging infringement upon their rights to characters, stories, concepts or other intellectual property are common. Due to our limited history as a television network, it is likely that we could receive such claims at some point in the future following release of programming by us. Such claims could have material adverse impact on our results from operations and our financial statements.

There can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations.

(20) ***One of our Directors Owns a Large Portion of our Common Stock***

As of the filing date, Hans Jonas Pettersson, one of our directors, beneficially owns approximately 51% of our outstanding Common Stock. This concentration of our common stock ownership, combined with Mr. Pettersson's position as a member of our Board of Directors, substantially reduce the ability of other shareholders to impact matters requiring shareholder approval, or cause a change in control to occur. As a result, Mr. Pettersson, acting alone, is able to exercise sole discretion over all matters requiring shareholder approval, including the election of the entire board of directors and approval of significant corporate transactions, including an acquisition. Such concentration of ownership may also have the effect of delaying or preventing a change in control or impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

(21) ***Fluctuation of Operating Results***

Like all television networks, our revenues and results of operations could be significantly dependent upon the timing of programming releases and the commercial success of the programming we distribute, none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

In accordance with generally accepted accounting principles and industry practice, we intend to amortize programming costs using the individual-program-forecast method under which such costs are amortized for each program in the ratio that revenue earned in the current period for such title bears to management's estimate of the total revenues to be realized from all media and markets for such title. To comply with this accounting principal, our management plans to regularly review, and revise when necessary, our total revenue estimates on a program-by-program basis, which may result in a change in the rate of amortization and/or a write-down of the program asset to net realizable value. Results of operations in future years should be dependent upon our amortization of programming costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of the Company's reporting of losses is increased because the industry's accounting method requires the immediate recognition of the entire loss in instances where it is expected that a program should not recover the Company's investment.

Similarly, should any of our programs be profitable in a given period, we should have to recognize that profit over the entire revenue stream expected to be generated by the individual program.

(22) ***Difficulties with Relationships Impacting Organized Labor may Adversely Impact our Earnings and Ability to Complete Television Projects or Provide Programming***

The Screen Actors Guild, of which many actors in the television industry are members, bargains collectively with producers on an industry-wide basis from time to time. Similarly, many other classes of personnel required to complete a program bargain collectively through guilds and unions. There is no assurance that labor difficulties will not adversely affect the production of our programs.

It is common for television directors, producers, animators and actors at television production companies to belong to a union. There can be no assurance that our employees will not join or form a labor union or that we, for certain purposes, will not be required to become a union signatory. We may be directly or indirectly dependent upon certain union members, and work stoppages or strikes organized by such unions could materially adversely impact our business, financial condition or results of operations. For example, many of the actors who provide voice talent for films and television are members of the Screen Actors Guild (SAG) and/or the American Federation of Television and Radio Artists (AFTRA). If a work stoppage did occur, it could delay the completion of our programs and have a material adverse effect on our business operating results or financial condition.

(23) ***We are Subject to Risks Caused by the Availability and Cost of Insurance***

Changing conditions in the insurance industry have affected most areas of corporate insurance. These changes have equated to higher premium costs, higher deductibles and lower insurance coverage limits. We intend to obtain insurance policies standard in the television industry, including general liability insurance and other programming related insurance. This decision should be made by our management after their review of other insurance policies we obtain for our programming. There is no way to know how comprehensive our coverage may be or how such a loss might impact the success of the Company.

(24) ***We Face Risks from Doing Business Internationally***

We plan to provide Hispanic programming outside the United States through third party licensees and derive revenues from these sources. As a result, our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism. Any of these factors could have a material adverse effect on our business, results of operations or financial condition.

(25) ***Leverage Risks***

The degree to which we might become leveraged may require us to dedicate a substantial portion of our cash flow to the payment of principal of, and interest on, our indebtedness, reducing the amount of cash flow available to fund television programming costs and other operating expenses. Additionally, the degree to which we might become leveraged may adversely affect our ability to

obtain additional financing, if necessary, for such operating expenses, to compete effectively against competitors with greater financial resources, to withstand downturns in our business or the economy generally and to pursue strategic acquisitions and other business opportunities that may be in the best interests of us and our stockholders.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Latin Television, Inc. ("LTV"), which trades on the Pink Sheets (symbol LTVI), is a recently formed Spanish language media company. It is the surviving company of a merger between New LTV Acquisition, LLC and Latin Television, Inc. LTV's plan is to build a Spanish-language television network in the U.S. LTV anticipates that its revenues should come from the sale of advertising time to companies and individuals interested in advertising to the U.S. Hispanic market.

Initially founded in January of 1992 as Edmar, Ltd., for the purpose of acquiring a communications entity, the Company became Transtar Communications in 1998. That corporation evolved into MegaMedia Interactive in 2002. When a new management team took over the Company in 2006, the Company had no ongoing operations. When the decision was made to acquire the assets of New LTV Acquisition, LLC, the Company changed its name to Latin Television, Inc.

LTV is a Spanish-language media company targeting the 18 to 39 year-old US Hispanic market. Through a combination of Spanish-language original programming, movies, sports, news, and entertainment programs aimed at what the Company believes is a heretofore untapped demographic, LTV plans to change the way young Hispanic Americans perceive and interact with Latin television and entertainment.

By doing so, LTV seeks to develop market share by obtaining distribution of its content in markets where the U.S. Hispanic population is concentrated in an effort to develop advertising revenues and broadcast revenues. LTV plans to create an advertising based revenue model that departs from numerous existing English speaking and Spanish speaking channels or networks which are driven by the fees paid to content providers by cable systems, satellite providers and independent station owners. The advent of compression technology, which in essence breaks up the existing analogue band into digital bands, increases the quality and quantity deliverable over a particular band, resulting in digital delivery of standard and high definition programming to satisfy the marketing programs put in place by the cable systems and satellite providers today. Due to the success of this technology, the cable systems and satellite providers can now deliver 500 channels of programming (and possibly up to 1000 channels of programming) rather than the existing 100 channels of programming. This in effect creates a new market for content providers like LTV to launch more market specialized programming (sometimes referred to as "narrow-casting") while not relying on the cable systems satellite providers or other individual station owners to pay for our content.

It is not realistic to expect that the cable systems or satellite providers will be able to pay large sums of money to an increased number of content providers without being able to continue to raise their rates to their customers. There are already numerous studies in place which suggest that the cable systems and satellite providers are looking for ways to customize their offerings to the consumer which will allow them to charge more for their services.

LTV's intent is to continue to produce original programming which reflects the interests of our market. The market has been identified in the Hodge Mass study as the 18-39 market segment of the US Hispanic market. It currently has the highest disposable income and is expected to reach One Trillion dollars of disposable income within the next seven to ten years. This information can also be found in the latest United States Census Reports.

We believe that this market has been historically underserved by the major advertisers in the United States. It is management's goal to provide the programming platform to allow the major US advertisers to effectively cross over into the young Hispanic market.

Additionally, it is management's goal and marketing strategy to be offer our advertising clients multiple platforms to reach this market. As part of our growth strategy, LTV has begun working with streaming internet content providers and mobile telephone service providers to create ancillary platforms for advertisers' commercials to reach our target market. In this way, LTV plans to offer our clients television, internet, and mobile technology to deliver their message.

Even though we have not generated any revenues since becoming Latin Television, Inc., we have been conducting operations as discussed throughout this Offering Circular.

The Company, through its agreement with New LTV Acquisition, LLC, took over the operations of Latin Television Networks, Inc., which had been in operation since its inception in 1999. Latin Television Networks, Inc. was originally launched as a 24/7 music channel broadcasting on a five thousand watt antenna in Long Island City, NY. It then began to expand its distribution by completing an agreement with Time Warner Cable covering 1.5 Million cable households in NY and surrounding areas. This represented potential viewer ship of approximately 4.5 million people. Latin Television Networks, Inc. was producing revenue of nearly $1.4M prior to the terrorist attacks on 9/11/2001. At that point, revenue dropped to almost zero as advertisers cancelled fourth quarter advertising commitments.

LTV Networks was able to struggle along on some local advertising and prepaid infomercials while it looked for new investors. It had negotiated an investment from another source which ultimately collapsed when the investment group could not produce the funds it had committed to the project. This failure on the part of the potential investor put LTV Networks in a serious financial condition.

When New LTV Acquisition, LLC became interested in Latin Television Networks, Inc. it had already filed for bankruptcy in the Southern District of New York. Despite the filing, Latin Television Networks, Inc. maintained a 24/7 on air presence and has never been off the air through all of the bankruptcy issues. The Company eventually acquired the assets of Latin Television Networks, Inc. through its agreement with New LTV Acquisition, LLC, which had acquired the Latin Television Networks, Inc. assets out of bankruptcy.

The lack of revenue can be attributed to a lack of a sales force as well as the necessity to keep overhead low and produce only the necessary programming to keep it on the air. As a result of the agreement with New LTV Acquisition, LLC, this currently gives the Company a rather long list of programming on which their is the potential to advertise. The Company plans to begin accepting pre-paid infomercials and per inquiry advertising to generate some revenue until the proper sales force can be hired and we are able to move forward with our full schedule of planned programming. We will begin hiring our proper sales staff upon receipt of the funding contemplated by this Regulation A offering.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The LTV Platform and Programming

The LTV platform plans to pursue family oriented and film content strategies such as customized sports shows, customized news, soap operas, interactive shows, sitcoms and soccer games. A "Platform" refers to the Company's operating philosophy, specifically the type of shows with witch it will be involved in and the identification of our main demographic. LTV plans to concentrate on family oriented and customized sports, news, soaps, interactive, sitcoms and soccer programming. The Company plans to focus on the acculturated US Hispanic market in an effort to attract more Spanish language viewers. As a result, LTV hope this niche strategy will increase the demand for advertising time and the price which can be charged for such advertising.

The Company expects to produce a core of original programming that will create and solidify the identity of the Company. This core programming will consist initially of six hours per week of News and Sports News programs. Additionally, the Company is planning approximately 14 hours per week of original content produced by LTV for the targeted audience.

The remainder of the LTV schedule will be filled with sporting events, movies, music/pop culture programming and children's and educational programming including community service shows, which should cover everything from learning the English language to help with cultural assimilation. Whereas other networks have relied solely upon purchased (canned) programming and failed, the Company aims to develop original content that could match the quality of the English speaking US marketplace, which as a result should become the signature of the network.

Historically Spanish language programming has been dedicated to address the needs of the 45-60 female demographic which is predominantly first generation Hispanic. Hence the overwhelming number of telenovelas (soap operas). LTV will attempt to reach a much younger bi-lingual audience which focuses on an 18-39 demographic. This demographic has a pronounced tendency to be a second and third generation Hispanic audience.

We will attempt to do this with more current and age relevant programming. We intend to focus on such events as extreme sports, soccer, basketball, ultimate fighting and other sports related

programming. Additionally we expect to produce educational programming for children, entertainment programming such as comedy, drama, news, travel and special events.

LTV has embarked upon negotiations to provide interactive programming using the latest internet and mobile technologies. The "change" takes place with the simple fact that market studies produced by the major ad agencies in this country, indicate that the second and third generation Hispanic wants the excitement of interactivity with their entertainment. They are no longer passive viewers. This fact is also borne out by the number of electronic gaming systems that are available in the market today as well as the number of interactive game shows and interactive entertainment shows that are on television today. The younger generation wants to interact which brings to bear our relationship with 3 Circles Media, whose specialty is interactivity and reality programming.

LTV has used the Hodge Mass white paper as a footprint to understanding the U.S. Hispanic population growth and specifically markets where Hispanic population is growing the fastest in the United States. LTV has identified the top twenty of those markets and has created a strategy which hopefully could allow the Company to grow at a manageable pace once properly funded.

LTV plans to enter into a minimum of six local management agreements ("LMA"), whereby LTV would assume the programming and operational responsibility of those local broadcast television stations covered by the LMA. The stations will be measured by not only Hispanic population density, but by the potential market penetration for possible cross over viewer ship. This will enable LTV to have greater distribution without additional cash flow requirements.

Non-network station owners (known as "independents") have the constant worry of how to program their channel or network. Programming is the single largest expense they have on an ongoing basis. LTV has created a format for them to use as little as eight hours a day up to 24 hours a day of our content. LTV receives in return a minimum of 60% of the available commercial time per hour for national sales spots. The owner maintains up to 40% of the available advertising spots for local ads. The 60/40 split is a negotiating point and gives LTV the benefit of determining the value of that particular market to fulfill our advertising goals.

Another aspect of distribution is cable television. LTV can currently be seen on Channel 474 of the Adelphia system. It also can be seen on the Cablevision system in New Jersey and some parts of New York not covered by Time Warner. We are actively seeking carriage on a basic package of the Comcast systems in areas not covered by the Adelphia system. The Company plans to create a marketing package that can be used to market our programming capabilities to both Direct TV and Echo star, but we do not have agreements in place as of this date. These two giants of the satellite industry are seen by a minimum of 1-2 million Hispanic households and up to a total of 35 million national households according to industry trade sources.

LTV recognizes that it would have to pay for this distribution on a monthly basis and will embark upon this strategy once we have secured our funding. The last of the distribution puzzle is the previously discussed internet and mobile platforms. Management believes that our plan of distribution allows us to mange our growth in a cost effective manor as well as build revenue simultaneously without creating significant debt.

Our production team has been in the business of producing Hispanic television for over 25 years, and has provided content to many of the major networks around the world. These networks include HBO, Fox, ESPN, Canal 22, and Canal Plus. All of these networks demand the highest quality

production. LTV will seek to meet these production standards. With a mix of high quality production, and the newest interactive technologies, LTV will provide some of the highest quality content available.

Strategic Alliances

To date, we are planning to begin negotiations with several sporting leagues; primarily those involved with soccer, including the Mexican Primera A professional soccer league. Upon completion of our funding, we plans to sign a contract with the league granting LTV broadcast rights to the Primera A games in the United States.

Additionally, LTV is in ongoing negotiations with various professional wrestling alliances to provide content for broadcast in the United States. An agreement has been reached with White Chocolate Entertainment who represents Diego Sanchez. Diego Sanchez is the premier Hispanic "Ultimate Fighting Champion". Diego has agreed to host a weekly thirty minute show on LTV featuring Ultimate Fighting Footage as well as interviews with fighters in this sport and other marshal arts professionals.

To achieve these goals, LTV is also negotiating alliances with other leagues and promoters including Professional Mexican Basketball and Top Rank Boxing, Uruguayan Football (soccer), and Venezuelan Baseball. If the Company could acquire potential rights to these sporting events, LTV would be able to offer original sports content that hard to find on other networks. Sports is an important component of Hispanic life, and if the Company is successful in securing the aforementioned affiliations, LTV could possibly boast a sports lineup that helps Hispanics living in the US feel in touch with their homelands and the teams they grew up with.

LTV has already entered into an agreement with the Baral Group, Inc. ("Baral") to obtain original content (Attached hereto as Exhibit 6-4). Baral will be charged with developing and providing original content for LTV, and helping us to create a strong corporate identity through that programming, specifically the daily news and sports programs. Baral will share with LTV its expertise in content development, casting, and production, in order to help strengthen the Company's position within the Hispanic market.

The contract with the Baral Group, is a production contract for both daily and monthly programming. Baral will produce any commercial or show as requested by LTV that falls within our $150,000 a month production budget. LTV has the right to reject any show that does not meet our production specifications or quality control. LTV also has the right to substitute any other show that it feels will generate more revenue than an existing show.

Mr. Baraldi is the Chief Operating Officer of Latin Television, Inc., as well as a member of our board of directors. Currently, the Chief Executive Officer of Latin Television, Inc., Randall S. Appel has the final say as to the programming that will appear on the air. It is management's intent to hire a director of programming to be the primary interface with the Baral Group once our funding has been secured.

Maintaining an arms length relationship with Baral during any contract negotiations has been accomplished thus far with Mr. Baraldi not involved in contract negotiations between Baral and the Company. To avoid as much as possible a conflict of interest, Mr. Appel has handled all negotiations with Baral to date with other Baraldi employees handling Baral's side in those negotiations.

The cost of the programming is provided for in the Baral contract attached hereto as Exhibit 6-4. Our basic programming will cost LTV $150,000 a month and additional new programming will be produced with the cost of the shows being borne by the advertiser who is sponsoring and has requested the show to be produced.

As an example, we will produce an international cooking show which will be sponsored and cost of production paid for by three restaurants who have requested the show. Some of the programming will be produced at the restaurant site as in the case of the cooking show and some of it will be produced in Baral's studio in Coral Springs, Florida. Additional free lance studios may be used when necessary if time schedules become critical. There are numerous production and post production facilities available in South Florida that can be rented on an hourly basis.

Production of our basic daily programming is currently under way and will accelerate upon the completion of the funding. Programming is always one of the most significant line item costs in any television network. Once the infrastructure is completed, then distribution and programming are the most critical issues in the success of a television network.

Relationships with companies like Baral are critical to the growth of LTV. Baral Group, Inc. is a full service entertainment company that has operated in Mexico and the US for over 25 years. A media/broadcasting company, Baral produces television, video, and web content, as well as CD-ROM and DVD projects for clients throughout the US and Latin America. Headquartered in Coral Springs, Florida with an office in Mexico City, Mexico, Baral is owned by LTV Chief Operating Officer Luis F. Baraldi. Baral's studios in Coral Springs, which are fully operational as post-production and live production facility, are located 30 minutes from Miami Airport.

Similarly, LTV has developed a relationship with 3Circles Media under which 3Circles Media is expected to provide LTV with new interactive content on a trial basis. 3Circles Media's strength is merging media, combining Television, Internet and (mobile) Telephone platforms and developing new highly interactive multi media television formats and concepts. 3Circles Media also supports their partners with revenue and business models, which have the potential to bring large revenue streams to their broadcast partners.

Our relationship with 3 Circles Media at this present time is an informal one. They are producing some original content for LTV which had not been tested in the Hispanic marketplace. They have agreed to bear the cost of the talent and production and LTV has agreed to absorb the cost of the airtime to determine if their current programming will be well received by our market. If it turns out that the programming as currently constituted is successful, then LTV will enter into a formal production agreement for those shows. If they are not successful, then LTV and 3 Circles will discuss whether or not they can be modified to make them successful or whether new programming could be formulated to help them succeed in the Hispanic market. LTV is willing to go through this process with them because the company has had significant success in developing programming for other ethnic markets.

LTV plans to provide interactive programming using the latest internet and mobile technologies. The "change" takes place with the simple fact that management believes the second and third generation Hispanic wants the excitement of interactivity with their entertainment. They are no longer passive viewers. This fact is also borne out by the number of electronic gaming systems that are available in the market today as well as the number of interactive game shows and interactive entertainment shows that are on television today. The younger generation wants to interact which

brings to bear our relationship with 3 Circles Media, whose specialty is interactivity and reality programming.

Management believes that LTV has identified some of the major weaknesses in current Hispanic content. Historically, as evidenced by what appears on Univision and Telmundo, the programming speaks to a lower common denominator of education. Our intent is to raise the level of entertainment and education we offer the younger Hispanic demographic. Our intent is to create reasons for the younger demographic to feel good about themselves and their surroundings. Our programming will cater to their needs and lifestyle.

It is LTV's intent to expand by using a hybrid approach. We will continue to focus on expansion of our current cable distribution, as well as attempt to attract new private station owners who are in strong Hispanic markets to convert their Anglo programming to what we believe will be a more beneficial programming structure which will take advantage of the well documented growth in the Hispanic marketplace.

LTV is currently seen on channel 474 of the Adelphia Cable system and is also seen on Cablevision in New Jersey and part of New York. Management believes that expansion into other cable systems will require us to make a monthly payment for cable lease access.

We are preparing a marketing and sales brochure as part of our presentation to other systems that are not currently carrying LTV programming. It is management's belief that since the cable systems will need fresh content to service their existing client base as well as attract new clients LTV should be able to accumulate new distribution through the cable systems.

Additionally, It is LTV's intent to pursue, where appropriate, a strategy of local management agreements whose lease structure allows LTV to replace whatever programming is on the air with LTV content on a 24/7 basis. In addition to the above strategies, it is LTV's intent to pursue a method to stream LTV programming on the Internet. This will allow LTV to either simulcast an event or to see the content on a first showing basis to our national television audience. This will also allow LTV to directly service the younger audience who use computers as part of their daily entertainment.

Local Management Agreements are a common tool for a network to expand its distribution without assuming the tremendous debt load that would put extensive pressure on the finances of the Company if it were to acquire a station.

A Local Management Agreement allows a station operator or in the case of LTV, a network to assume full responsibility for the programming and management of a station owned and licensed to another individual or entity for the purpose of expansion into a new market. Management has been negotiating numerous LMA's over the past six months and believes that once the funding has been completed it will be able to move forward and finalize most if not all of the agreements that have been negotiated. The cost of these LMA's is determined by the strength of the signal, the condition of the equipment in the facility and the size of the market it serves.

The LMA's that have been negotiated are represented in some of the cities that are listed in the response to comment 46 above. LTV is prepared to begin work to update one of these facilities and to add equipment to two others before beginning to broadcast from that location. This will be done upon the completion of the proposed funding and signing of the LMA agreement (specific location withheld due to trade secret issues).

LTV plans to expand its distribution through agreements with and strategic alliances with Low Power TV stations and expansion of its existing Cable TV footprint in the US and Mexico and affiliations with DBS providers. The Company will enter into agreements with Low Power TV station owners to operate TV stations similar to a leasing arrangement. These arrangements are referred to as LMA's (Local Management/Marketing Agreements). It is the intent of the Company in its early stages to penetrate first-tier markets.

A reference to low power broadcast television can only be understood by making clear the difference between a low power and full power plan of expansion. First, a full power station produces a much broader range of signal output therefore can be seen with greater clarity and from greater distances than low power stations. In many instances, full power stations, because of their capability are considered to be "must carry" stations by the cable systems all over the United States. Low power stations on the other hand are not considered must carry stations by many of the cable systems and must be able to compete for carriage on the cable systems based upon their ability to produce original and exciting content which will draw subscribers to the system.

Additionally, cost is a major consideration. A full power station in the United States has a cost basis of approximately $35 million to $250 million depending upon where it is located and the market it serves. On the other end of the scale, low power stations are currently priced between $2 million and $10 million.

LTV has made the decision to pursue a low power strategy because it is not only cost effective, but the advent of compression technology which has been discussed earlier creates a need for content for the cable systems and a potentially level playing field for those networks like LTV to gain carriage due to their ability to produce quality content. In effect, the full power and low power owners become equal in the eyes of the cable system in need of content and distribution.

To that end, discussions are underway with several Low Power station owners in key US cities with high concentrations of Hispanics. Management anticipates that by the end of 2006 it will have consummated LMA's for six Low Power stations and the conversion of a seventh to an acquisition reaching a population of approximately 18 million with a projected Hispanic population of 25-30%. LTV's current Cable TV footprint reaches approximately one million Hispanics in the US and Mexico. LTV will continue to expand its Cable TV distribution and enter into affiliation agreements with DBS providers complimenting its Low Power TV station distribution strategy and maximizing its opportunities for reaching the largest number of US Hispanics.

LTV's current cable footprint, as described previously, is approximately 330,000 Hispanic households. Based upon United States Census Bureau statistics the average Hispanic household contains 4.5 persons as compared to an Anglo household which contains 3.2 persons. If one multiplies the 330,000 households by the census bureau average, the total possible Hispanic viewing audience would be 1,485,000. Management has made the decision to approach this more conservatively and estimate the reach at approximately one million.

LTV is currently negotiating distribution in Mexico with one of the major cable systems. Currently, LTV has 100% of its business in the United States. The Baral Group is currently producing some of LTV's programming in their studio in Mexico City.

The final number that we close on will be determined by the amount and timing of the proposed funding as well as when the equipment that will be needed for two of the stations will be available for installation. We will not close on those until we know that the equipment is available.

Whether or not management chooses to convert one of the stations from an LMA to an acquisition will be determined by the proposed funding and/or the available cash flow from new advertising on the LMA's. The total number of households that are reached by these LMA's is approximately 13 million to 15 million households. They are not all Hispanic, but the majority of Hispanic households in these markets view their television entertainment over broadcast television.

The following are cities where discussions are taking place:

Miami
Dallas
Houston
San Antonio
San Diego
San Francisco
Los Angeles
Atlanta
Chicago
Philadelphia
New York
Boston

In fiscal year 2007 and thereafter, LTV plans to expand its distribution footprint through additional LMA's and Cable TV and DBS affiliation agreements including, in fiscal year 2008, entry into South America where today there are approximately 6 million Cable TV customers according to such sources as the Hodge Mass Report as well as from the cable systems that we have spoken with in Mexico and South America.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

The Industry, the Market and the Opportunity

(Note: The primary source of information for almost all of the statistical informationin this section is the United States Census Bureau and the Hodge Mass White Paper. Additional sources of information include various trade and advertising journals listed at the end of this section.)

LTV plans to operate in the entertainment and advertising industries by focusing on the U.S. Hispanic media market which LTV views as a fast-growing segment of the market. With an estimated 40.4 million people as of March 2004 (U.S. Census Bureau), U.S. Hispanics represent 14% of the U.S. population. According to the Pew Hispanic Center, 45% of the Hispanic population is foreign born with the other 55% born in the U.S. In addition, various sources estimate there are in excess of 12.0 million unauthorized immigrants in the US today, suggesting the Hispanic population could be larger still. This should mean that the demand for advertising on LTV programs will increase as companies seeking to penetrate the U.S. Hispanic market resort to television advertising.

According to U.S. Census Bureau estimates, people of Hispanic origin could increase to 18%, or 60 million people, of the U.S. population by 2020 and 24% by 2050. Over the next five years, the Census Bureau estimates that the US Hispanic population will grow at a compound rate of 2.8% compared to non-Hispanic population growth of .8%. Annual growth of approximately 2% is expected until 2050, which is remarkable considering that the total U.S. population has grown more than 2% a year in only two of the past 100 years. From a media perspective, this is a growth trend advertisers should gain comfort from and pay for.

The median age of the U.S. Hispanic population is estimated at only 26.9 years in 2004, 9.6 years younger than the overall population at 36.5, according to the Census Bureau. The fact that the Hispanic population is younger than the overall U.S. average is important to note because it places the segment directly in the advertising "sweet spot" age range of 18 to 49, those coveted by major advertisers such as soft drink and beer marketers, credit card issuers, auto manufacturers, athletic shoe companies, retailers and children's product marketers. Hispanics are also attractive to advertisers trying to reach the younger and more-impressionable 18-34 demographic.

There are currently 3.5 people in an average U.S. Hispanic household compared to an average 2.6 people per household among non-Hispanic, according to the Census Bureau. The larger household is likely a function of the average age of the Hispanic population, which has a higher percentage of households in family-forming years compared to non-Hispanics. Spending within Hispanic households is substantially above average for products and services such as infant clothing, telephone services, groceries and footwear.

The top 10 Hispanic markets (in terms of population) are LA, NYC, Chicago, Miami, Houston, Dallas, San Francisco, San Antonio, Phoenix and McAllen. These markets account for 24.3 million people, or 60% of the total U.S. Hispanic population. From a media reach and distribution standpoint, this is significant as Hispanic media platforms can be formed in only a dozen or so markets yet deliver significant reach to advertisers.

Between 2000 and 2004, Hispanic buying power increased 8% compound annually, with 8% compound annual growth forecast from 2004 to 2009, according to the Washington D.C. based Selig Center for Economic Growth. As the median age of the U.S. Hispanic population increases from its current 26.9 years, household disposable income should increase as more Hispanics progress from their early income years.

Hispanic buying power as a percentage of total U.S. buying power increased from 5% in 1990 to 8% in 2004, and is expected to reach 9% by 2009. The greatest buying power among Hispanics is in California, the state with the largest Hispanic population (12 million beginning of 2004, according to the Census Bureau), at $199 billion in 2004. Texas had the second-greatest Hispanic buying power at $119 billion and the second-largest Hispanic population, at 7.6 million. As advertisers have begun to focus more on the powerful and attractive demographic trends of the U.S. Hispanic population, they have continued to commit more advertising dollars to Spanish-language media.

Surveys conducted by Synovate (formerly Strategy Research; based in New York and Washington D.C.) indicate that in 2004 67% of U.S. Hispanics are most comfortable speaking Spanish, an increase from 60% in 2000 and 64% in 2002. This is likely a function of a high level of immigration and the fact that 45% of U.S. Hispanics are foreign-born. It should be noted that due to the concentration of U.S. Hispanics in major cities and states such as California (34% Hispanic), many language accommodations are being made in schools, healthcare and government to ensure the health and safety of this large immigrant group. These accommodations may defer the burden that other, smaller immigrant groups incur in learning English quickly to gain education and employment.

While based on a slightly different survey and thus reflecting slightly different percentages, a Pew Hispanic Center study indicates that 75% of all Hispanics in the U.S. are either Spanish-dominant (most comfortable with Spanish) or bilingual, which suggests the addressable U.S. audience for Spanish-language media numbers approximately 30 million people, using a population base of 40.4 million Hispanics. Among first-generation Hispanic adults (those born outside of the U.S.), only 4% are English dominant. By the second generation, nearly half of Hispanic adults are bilingual (with another 7% preferring to speak Spanish), and 22% of third-generation Hispanic adults remain bilingual. Thus, language is an important consideration for advertisers trying to reach the Hispanic population even as the Hispanic population assimilates.

The best way to illustrate the growth opportunity for Spanish-language television is to look at the gap between Spanish-language television share of TV viewing in prime time and its share of television advertising revenue. In absolute terms, this gap was $2.8 billion (net of assumed 15% agency fees) in 2004 or $793 million on an income-adjusted basis (since Hispanic per capita income is lower than the U.S. average).

Closing this gap and getting closer to a fair share of advertising budgets remains one of the greatest challenges and growth opportunities for Spanish-language media companies. Over the past five years, the gap has closed in percentage terms, from an estimated 63% in 2000, the last Presidential election and Summer Olympics year, to 59% in 2004.

The relevance of the gap can be addressed most directly by pointing out that the Nielsen Rating Service for years has underserved the Hispanic market. The understanding of this issue is critical to understanding the entire picture.

As recently as two years ago, both Univision and Telemundo filed protests and ultimately filed a lawsuit against Nielsen for under reporting Hispanic viewing. Nielsen has historically had more "rating boxes "in the Anglo market as opposed to the Hispanic market. Therefore, when the upfront buys for advertising came around each year, the Hispanic networks did not have a fair set of ratings to show the advertisers.

The net effect of this is that Hispanic networks never received an appropriate share of the advertising dollars based upon their lower viewer ship numbers. Based upon the lawsuit that was filed, Nielsen has agreed to make changes to their rating service to be more inclusive of Hispanic households. This is turn should increase the number of dollars that major advertisers are willing to spend on Hispanic Networks because the relevant viewer numbers will be higher. This is a very positive result for LTV which will be dependent upon advertising revenue.

The popular assumption that advertisers should pay less for the ratings that Hispanic networks deliver because the income levels of the audience are lower than average is simplistic. While there are a host of factors that lead Hispanic income levels to be lower than the U.S. average, one significant factor is that the median Hispanic age is 10 years below the U.S. average, as previously pointed out. With a median age of 26.9 years versus 36.5 for the overall U.S. population, the argument can be made that advertisers are seeking out this younger age demographic, which, due to the career life cycle, inherently makes less money than those 10 years older. Yet this age group is at a critical consumer stage, making first auto and home purchases as well as lifestyle decisions including marriage and having children.

On average, the top 10 advertisers in the U.S. spent only 2.0% of their advertising budgets on Hispanic media, despite Latinos making up 14% of the U.S. population (of which 75% speak Spanish). In aggregate, these top advertisers increased their commitments to Hispanic media 12% in 2004, compared to overall Spanish-language advertising spending growth of 12%.

Note: *The above research data, unless specifically noted otherwise, has been compiled from various reports issued by the following entities:*

- *Gordon-Hodge/April 2005/Thomas-Weisel Partners Equity Research*
- *Hispanic Business Magazine (various issues)*
- *Standard and Poors DRI 2002 Hispanic Market*
- *Market by Strategy Research Corp.*
- *Price Waterhouse Coopers Market Analysis*
- *Veronis Suhler*

Industry Competition

The industry in which LTV operates is highly competitive. Competition for advertising revenues is based on the size of the market that the particular network can reach, the cost of such advertising and the effectiveness of such network content which means that production of content with wide appeal and distribution of our network content is very important to our success because advertisers will be more likely to place advertising dollars with networks that have significant market presence and national appeal than with local or regional networks.

LTV is therefore competing for viewers both generally and specifically with other television networks and media outlets such as radio stations and networks and online media providers. This includes other Spanish-language and English-language television stations and networks, including the seven English-language broadcast television networks as well as approximately 70 measured cable networks. Many of these competitors are owned by companies much larger and having financial strength greater than the Company (as detailed below). As the Spanish speaking market has increased, and continues to increase, more competition has entered the market as evidence by the fact that certain of the English-language networks have begun producing Spanish-language programming as well as simulcasting certain programming in English and Spanish through the use of various methods including second audio programming ("SAP") options on standard televisions. Similarly, several cable broadcasters have recently commenced or announced their intention to commence Spanish-language broadcasts as well.

As stated above, many of our competitors have more television stations, greater resources (financial or otherwise) and broader relationships with advertisers than LTV. Furthermore, because our English-language competitors are perceived to reach a broader audience than we do, they have been able to attract more advertisers and command higher advertising rates than LTV. The Company's television affiliates located near the Mexican border also compete for viewers with television stations operated in Mexico, many of which are affiliated with a Televisa network and are owned by Televisa.

In addition to competing with other television networks and stations, LTV is competing with radio networks and other media providers who sell advertising time to companies such as new media sources like satellite-delivered digital audio radio service and audio programming by cable systems, direct broadcast satellite systems, Internet content providers, personal communications services and other digital audio broadcast formats.

Principal Competitors

LTV's principal competitors are companies such as Univision (NYSE:UVN), Telemundo, and Mun Dos. These companies make up the largest Spanish language networks currently engaging in Spanish language programming in the United States. Univision and Telemundo are the two largest and have been in business since 1961 and 1984 respectively.

Univision is currently the largest Spanish language television network in the United States and is also distributed in Canada. Univision Communications Inc., is a publicly traded company that reported assets of approximately $8 billion on its most recently filed 10-Q and revenues reported at in excess of $1.8 billion.

Together with its wholly owned subsidiaries, Univision operates in four business segments: Television; Radio; Music; and Internet. The television business consists of the Univision, TeleFutura and Galavisión national broadcast and cable television networks, 55 owned-and-operated broadcast television stations (34 full-power and 21 low-power), and their television production business. Their radio business is the largest Spanish-language radio broadcaster in the United States and currently owns and/or operates 66 radio stations in 17 of the top 25 U.S. Hispanic markets as well as four radio stations in Puerto Rico. Univision was recently sold to a consortium led by Texas Pacific Group and Thomas H. Lee Partners in a deal with a reported value of $13.7 billion.

Telemundo and Mun Dos are currently owned by NBC Universal and are distributed throughout the United States and Canada. NBC is a subsidiary of General Electric. Telemundo, a U.S.

Spanish-language television network, provides news and sports source for Hispanics. It broadcasts unique national and local programming for Hispanics. Telemundo reaches 92% of U.S. Hispanic viewers in 118 markets, 36 broadcast affiliates and nearly 700 cable affiliates. The NBC Universal Television Stations division owns and operates 15 Telemundo stations and one independent Spanish-language television station.

The network's schedule features a wide range of original programming, including popular *novellas*, talk shows, sports and news, reality, entertainment, and music programs. Telemundo is the only U.S. Spanish-language network to present a prime-time programming schedule consisting entirely of its own original programming. As a part of the NBC Universal family, Telemundo is able to offer viewers many programming synergies such as Spanish-language broadcasts of the *Miss Universe Pageant* and *Macy's Thanksgiving Day Parade*. In August of 2004, Telemundo aired the first-ever Spanish language coverage of the Olympics in the U.S. Because NBC Universal reports its financials on a consolidated basis, it is not readily apparent what the revenues of Telemundo are but the NBC Universal group reports approximately $2 billion in annual advertising revenues.

Mun Dos ("Mun2") was the first national cable network to target young, u.s. Latinos (12-34) with lifestyle-driven programming. Mun2 provides an alternative mix of entertainment programming in English and Spanish that is 90% original and includes comedy, music, variety, lifestyle, and entertainment/information genres. The mun2 signal reaches approximately 9 million households in the United States including all top 20 Hispanic markets.

Mun2 is part of Telemundo cable, the cable division of the Telemundo network. Telemundo, the Spanish-language network dedicated to developing original programming for the u.s. Hispanic market, is owned by NBC Universal, a division of General Electric.

The results of the U.S. census 2000 reveal that Latinos are younger on average than the rest of the country's population, with a median age of 25.9, as opposed to 35.3 for the u.s. population as a whole. Mun2 was the first channel created for American Latino youth from diverse backgrounds.

The main strength of these companies comes from the fact that they have been in business longer than LTV which has resulted in broad distribution of their content and significant market reach. Additionally, these companies have significant financial resources and the ability to raise additional capital quickly. LTV's success is not necessarily dependant on its ability to compete head-to-head with these networks.

If one analyzes Univision and Telemundo's programming, one can asses the demographic that they have successfully reached. LTV is not trying to serve the same demographic. LTV is reaching and will continue to strive to reach a much younger and more affluent demographic. Advertisers who are already spending dollars to reach the older demographic will now have original content whose goal is to serve a younger demographic. This will allow the advertisers to sell new product lines and services to a totally different consumer group.

Where Univision and Telmundo may be the current giants of the industry, the second and third generation Hispanic will not necessarily follow the buying patterns of their parents. Management sees competition in the industry as a positive thing for LTV.

The recognition of the growth in the Hispanic market has already been accepted and recognized by the fact that the United States Census Bureau considers the Hispanic population as a whole the largest minority population in the country.

For LTV to be successful, it needs to obtain sufficient distribution of its network content to make it a viable advertising alternative for companies. Considering that purchasing power of U.S. Hispanics is expected to reach $1 trillion by 2010 (an increase of nearly 31% from 2005), there will be likely be more advertising dollars aimed at this segment of the U.S. population.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Latin Television's Broad Goals and Strategies

LTV intends to use the following broad strategies in implementing its business plan. There can be no assurance that these strategies will be successful. In the event these strategies fail, the Company's ability to remain in business would be adversely affected..

- Become the first Hispanic network to focus its entire programming day on a combination of well-known, successful program categories: original programming, movies, sports, news, and entertainment programs.

- LTV's relationship with Active International, a significant media buyer in the Hispanic marketplace, could potentially result in Active providing their client list to LTV, which could provide LTV access to large advertisers. Active International is one of the largest media buyers of advertising on an international basis according to industry trade sources. Active International has the ability to purchase advertising time on most forms of media available today. Our agreement with Active International is attached hereto as Exhibit 6-3. Our agreement with Active is a total of $10 million of trade credits broken down into two separate agreements. $5 million is for a strategic alliance agreement and $5 million represents the purchase of units in New LTV Acquisition, LLC. The trade credits came over to our Company as part of the agreement with New LTV Acquisition, LLC. Copies of the relevant agreements are attached as Exhibits 57a. It is management's understanding that Active International does not have any other relationship of this nature. The advantage of this relationship is very significant to our Company by way of the opportunity such an alliance creates. Active International's client base is the fortune 1000 companies in the United States. Many of these companies allow Active to create an advertising package which includes both Anglo networks as well as Hispanic networks. Since LTV plans to offer counter programming, it gives Active a new entity with which to work. LTV also represents another creative avenue for their clients to be competitive in reaching the younger Hispanic demographic. Our Company will have the opportunity to meet larger potential clients as a result of this alliance.

- LMA (Local Management/Marketing Agreements) with Low Power TV stations provides LTV with a targeted cost effective distribution strategy.

- Complementary Cable TV Direct Broadcast Satellite (DBS) affiliation agreements to the Low Power TV station footprints provide an efficient penetration strategy maximizing LTV's reach to the Hispanic viewers.This is a goal and strategy that we hope to utilize once we are funded. We have not entered into any agreements with these affiliates. Again, this is a strategy. By eventually entering into these types of agreements, we would ideally be able to expand our potential audience by reaching more viewers through these types of distribution channels which are complimentary to our platform. At this time there are no complementary cable agreements in place. Management is working on an agreement with Olympusat for the continued coverage of LTV programming under their agreement with Comcast Cable. LTV programming is currently being shown on Comcast Hispanic Tier channel 474. It is management's belief that a contract could be completed in the near term because it is in the best interest of both parties to continue this relationship. Additional relationships with Time Warner Cable, Cox Cable are proceeding but not yet complete. The reference to efficient penetration into our market through cable can most easily be described with an analogy to the automotive industry. Major manufacturers do not spend financial resources owning every point of distribution for their product. Instead, most chose to distribute their product through various privately owned outlets. LTV will in effect use the same distribution strategy. It will where necessary purchase those stations where it believes the return will be significant to the company and its shareholders and be willing to pay for additional distribution where the point of distribution gives it a more efficient penetration into the market in the form of Hispanic households. One must keep in mind that a major part of the Hispanic market still views it television entertainment via broadcast television. Additionally, most major densely populated cities around the US depend upon cable penetration to deliver that entertainment. Therefore the aforementioned strategy should deliver a combination of effective market viewing households. The key to success in the marketplace is attractive and fulfilling programming attached to market penetration. The more successful the combination of the two the more easily LTV will be able to attract advertising revenue from major sponsors.

- Create multiple media and revenue-stream opportunities for LTV, including: LMA's, Company owned Low Power TV stations, Cable TV affiliation agreements, International presence and yet to be quantified Radio, Syndicated TV and Internet opportunities each venue providing cross-promotional opportunities as well.

Revenue Streams and Marketing

Currently, LTV obtains its revenues through the sale of advertising time. This has been accomplished primarily through local sales people to clients consisting of local restaurants, clubs, professionals and merchants. Plans are already underway for the hiring of a professional sales and marketing manager with six sales executives.

Until recently, LTV has focused on local sales revenue. However, with the move to Miami and the advent of the Active International agreement, LTV is finally positioned to promote an aggressive marketing program designed to couple the efforts of Active International in the national market place and our direct sales staff in the local market place. To effectively manage a strategic sales plan, we planning to hire someone from Univision to head up our sales and marketing operations.

To further help achieve our goals, the company has formed a strategic alliance with Active International. Active International is the seventh largest media buyer in the world, with sales in excess of $1 billion per year. Their client list is predominantly made up of Fortune 1000 companies in the U.S. If Active International brings their client list to LTV, it will provide LTV with a pool of many of the largest advertisers in the world to draw from. With these advertisers, LTV could have a competitive advantage in the future over the competition in the Hispanic marketplace.

(e)State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $N/A
(a recent date)

As of ____/____/____ $ N/A
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

LTV has no backlog of written firm orders for products and/or services as of a July 1, 2006 nor has it had any such backlog in the past. LTV is beginning to build new advertising revenues through its relationship with Active International and its business is not of the type that will have a backlog of orders.

It is possible that LTV could pre-sell advertising at some point in the future. In such an event, the only potential material adverse impact that could occur to LTV's business operations as a result would be if there was no air time available to air advertising. LTV plans to ensure this is not a real obstacle by employing procedures that will eliminate the ability to oversell advertising time. Further, in the unlikely event that such a situation should arise, it is possible for LTV to place the advertising time in the particular market by entering into an agreement with other service providers through which LTV would obtain additional broadcasting time in exchange for a split of advertising revenues.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

LTV presently employs six people on a full time basis. They are the Chief Executive Officer, Chief Operating Officer, CEO, Director of Programming, Director of Sales, and two Master Control individuals. All six individuals are employed in the area of operations at an executive level including content development and business development positions. Once we are fully staffed, the key personnel are expected to be the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, VP/Director of Sales, VP/Director of Affiliate Relations, VP/Director of Investor Relations, VP/Director of Programming and VP/Director of Mergers and Acquisitions. The Company plans to fill

any remaining positions upon completion of this Offering and as becomes necessary through the Company achieving its various milestones.

LTV also utilizes the services of approximately 25 others on an independent contractor basis. These individuals are employed by LTV's strategic partner, Baral, Inc., and consult with the company on issues of talent, production and editing. None of LTV's employees are covered by a collective bargaining agreement. At this time, there are no firm plans to hire additional employees but LTV anticipates filling its employee needs on an as needed basis.

The Company anticipates entering into employment contracts with various key employees upon successful completion of the Offering.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Our Offices and Properties

LTV does not currently own any real property but maintains its principal offices in leased space at 3111 North University Drive, Suite 431, Coral Springs, Florida 33065. Additionally, LTV maintains production facilities at Baral and will be able to occupy such space under the terms of the production agreement until such time that suitable space can be identified.

Under the terms of the lease agreement, which is available upon request, the Company leases 1,331 square feet of commercial office space for a base rent of $2,717.46 per month, plus any sales and use tax during the first year of the lease. Additional expenses and tenant allocations, including operating expenses, are billed monthly. The term is 36 months.

LTV Content:

LTV has a signed contract with Baral (attached hereto as Exhibit 6-4) in which Baral grants to LTV the rights to these thirteen television shows. It is stated in clause number 12 of the aforementioned contract:

"RIGHTS AND CLEARANCE:
(A) Producer represents, warrants, and covenants to LTV that for the shows, Producer has obtained or shall obtain at its expense any and all necessary rights, clearances and/or permissions of the clips, interviews and images originated by the Producer's reporters and talent, required to produce and distribute the shows within the US, including but not limited to ..."

The rights acquired in connection therewith provide LTV with all the clearances needed to air these shows in the United States. However, the underlying copyright remains with Baral at this time.

While LTV does not own real property, LTV holds various rights associated with 13 television shows. These are:

Club de Ali—A 30 minute children's program featuring an actress portraying a young girl named Ali. Ali tells tales and stories from a giant chair in her bedroom and invites the children to join her club, send pictures and partake in the fun (Rights: One year exclusivity in the U.S., indefinite number of airings; Rights Expire one year from first air date);

LTV Sports—A 30 minute daily sports news program featuring all the major domestic sports news as well as the latest from the soccer world. The show is hosted by Javier Vargas a former Fox Sports news anchor; (Rights: Perpetuity in the U.S., indefinite number of airings; Rights Expire: N/A);

Primera A—Live soccer games from Mexico's Primera A division; (Rights: One year exclusivity in the U.S., indefinite number of airings; Rights Expire one year from first air date);

Pumas TV—A 30 minute weekly soccer magazine show featuring the Mexican soccer team the Pumas; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Layendas de Futbol—A 30 minute, 16 episode documentary on many of the best soccer players in the world; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Platicando Con—A 30 minute talks show starring Poncho Vera including interviews of current and past stars from the Latin entertainment world; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire one year from first air date);

Que Pasa Miami?—A 30 minute lifestyle show featuring activities to engage in and spots to visit in Miami; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

Frequencia Mix—A 30 minute music video show featuring pop music stars from the United States and the Latin music world including interviews with artists; (Rights: One year exclusivity in the U.S., indefinite number of airings, all media; Rights Expire: one year from first air date);

Entre Tomas—A 30 minute daily entertainment news program focusing on the latest news out of Hollywood and Latin America; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

Medores Goles—A 60 minute soccer highlight show airing weekly; (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date);

A Que Kiko—A 30 minute sitcom; (Rights: One year exclusivity in the U.S., cable only, two airings; Rights Expire: one year from first air date);

Los Anos Peridos—A 60 minute classic Mexican telenovella; (Rights: One year exclusivity in the U.S., cable only, two airings; Rights Expire: one year from first air date); and

Mango TV—A 60 minute interactive talk/game show which allows viewers to text message answers to the show to try and win prizes. (Rights: One year exclusivity in the U.S., indefinite number of airings, Rights Expire: one year from first air date)

Latin Television's Intellectual Property

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We do not currently own any intellectual property. Under the terms of the contract with Baral, Baral owns the underlying intellectual property, such as copyrights, to all programming produced or acquired for LTV. However, the contract with Baral is expected to be amended whereby LTV would gain ownership of programming produced or acquired on behalf of LTV once certain financial terms and conditions have been met. LTV anticipates that this amendment will be negotiated and finalized during the first quarter of 2007.

LTV's operations are not based on intellectual property in the same way companies in other industries are (e.g., patents in the biomedical field). LTV will own copyrighted materials in the same way that other media companies do (See Section (g) above) and will have the same types of copyright protections available to other media companies. LTV will take those steps necessary to formalize any copyright protection of its media content such as including appropriate copyright disclaimers on broadcasts and monitoring, the extent possible, the use of any copyrighted materials or potential copyright infringement. Such disclaimers currently in use are:

> *"The textual, photographic, video, audio, and combined audiovisual programs and products resulting from the Latin Television, Inc.'s television program are protected under U.S. and international laws as copyrighted works. Anyone who displays, reproduces, copies, creates derivative works, or sells our textual, photographic, video or audiovisual programs for commercial or non-commercial purposes without our permission violates the copyright laws and is liable for copyright infringement.*
>
> *Likewise, the Latin Television, Inc.'s trademarks and service mark are protected by state, federal, and international trademark laws. Any person who uses our marks for commercial or non-commercial purposes without our permission on goods or services in such a way that it dilutes the distinctive quality of our marks or that creates the likelihood of confusion with our marks is liable for trademark infringement.*
>
> *Liability for copyright or trademark infringement involves the potential for significant civil damages, including in particular cases, statutory damages, liability for up to three times actual damages, and attorneys fees."*

The Company did not spend any funds for research and development during the past fiscal year. The Company does not expect to spend any funds on research and development during fiscal year 2007.

Governmental Regulation of LTV Business

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

At this time LTV is not required to apply for or hold a license. All licenses are held by the owner of the stations that will either become an affiliate or operated under a local management agreement. All cable distribution licenses are held by the cable Company offering space on their respective systems. LTV, as a provider of content would therefore not need a license.

LTV would be required to apply for a license when and if it begins to pursue an acquisition strategy if the companies being acquired are required to hold licenses

LTV operations are regulated by governmental agencies. In particular, LTV broadcast content is governed by the Federal Communications Commission ("FCC"). The FCC is an independent United States government agency, directly responsible to Congress. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite and cable. The FCC's jurisdiction covers the 50 states, the District of Columbia, and U.S. possessions.

The FCC staff is organized by function. There are six operating Bureaus and ten Staff Offices. The Bureaus' responsibilities include: processing applications for licenses and other filings; analyzing complaints; conducting investigations; developing and implementing regulatory programs; and taking part in hearings. The two bureaus of most concern to LTV would be the Enforcement and Media Bureaus.

The Enforcement Bureau is the primary organizational unit within the FCC that is responsible for enforcement of provisions of the Communications Act, the Commission's rules, Commission orders and terms and conditions of station authorizations. Major areas of enforcement that are handled by the Enforcement Bureau are:

(1) consumer protection enforcement;

(2) local competition enforcement; and

(3) public safety/homeland security enforcement.

The Media Bureau is organized into several divisions. The Video Division licenses commercial and noncommercial educational TV, Low Power TV, Class A TV, TV translators and TV Booster broadcast services. The Division provides legal and technical analysis of applications and recommends appropriate disposition of applications, requests for waivers and other pleadings. The Industry Analysis Division conducts and participates in proceedings regarding media ownership and the economic aspects of existing and proposed rules and policies. The Division reviews license transfers that implicate significant policy issues. The Division collects, compiles, analyzes and develops reports on relevant industry and market data and information, including preparing the annual report to Congress on the status of competition in the market for the delivery of video programming.

Because LTV content falls within the jurisdiction of the FCC, it is possible that FCC activity could materially adversely affect LTV operations if it should revoke broadcast licenses of stations carrying LTV content, imposes regulations which reduce the ability of LTV to broadcast its content, or assess fines or penalties against LTV pertaining to its broadcast content.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

LTV has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Material Events in the Development of Latin Television, Inc.

The Company, which at its inception was known as Edmar, Ltd., has been in various businesses throughout the corporation's history, none of which were similar to the current business model. Edmar Ltd. was formed to acquire an existing business, eventually ending up as Transtar Communications, what management believes to have been an internet communications company, in 1998. That entity evolved into MegaMedia Interactive in 2002, which appears to have been involved in business technology. At the time the new management team took over the Company and changed its name to Latin Television, Inc., the Company had no ongoing operations.

Latin Television, Inc. was originally incorporated as Edmar, Ltd., on October 27, 1992 in the State of Nevada. On June 26, 1998, Edmar, Ltd., changed its name to Transtar Communications, Inc. On April 19, 2001, Transtar Communications, Inc. changed its name to Transtar Holdings, Inc. On November 12, 2002, Transtar Holdings, Inc. became MegaMedia Interactive, Inc. On January 20, 2006, MegaMedia Interactive, Inc. changed its name to Latin Television, Inc., and with the name change new management took control of the Company.

New LTV Acquisition, LLC, was formed on May 10th, 2004. On October 6th, 2004, New LTV Acquisition, LLC acquired LTV Networks, Inc. out of Chapter 11 bankruptcy proceedings.

On February 15, 2006, New LTV Acquisition, LLC executed an agreement to be merged with Latin Television, Inc. As a result of the merger, on February 15, 2006 a new management team came in to operate Latin Television, Inc., headed by Chief Executive Officer Randall Appel. The merger became official on July 20, 2006. *(Note: The agreement with New LTV Acquisition LLC was closed on February 15, 2006. The filing with the State of Nevada had been filed late due to an administrative error. The legal and accounting acquirer is Latin Television, Inc.)*

On January 20, 2006, the date of the Company's name change to Latin Television, Inc., there were 51,364,349 common shares issued and outstanding. On February 9, 2006, the Company instituted a 100:1 reverse split of its common stock, resulting in 515,027 (after rounding) shares issued and

outstanding at the time of the merger between New LTV Acquisition, LLC, and Latin Television, Inc. on February 15, 2006.

A total of 20,000,000 shares were issued in connection with the merger agreement, and an additional 750,030 shares have been issued since the merger. As of the date of this offering, there are 21,265,057 shares issued and outstanding.

Another significant event was the development of various strategic relationships. Currently, LTV is in the process of developing strategic relationships with the Baral Group and 3Circles Media to obtain its content and with Active International as a source for sale of its advertising time. Additionally, LTV has allied itself with Globecast, a subsidiary of France Telecom. Globecast is a €350m global content management and content delivery company. Via its worldwide satellite and fiber network, the company manages and transports 10 million hours of video and other rich media yearly for its core customer base of broadcasters, as well as corporate, government and retail clients. The Company is currently negotiating with Globecast to become LTV's technical partner in obtaining greater distribution of its content in the area of digital channel distribution platforms on every continent. The agreement with Globecast (available upon request) was signed, but in order to affect the intent of the agreement LTV needs to be in a position to garner more content, which it will be able to do if it is successful with its funding as contemplated herein. In the event the Company does not receive its funding, its agreements stated above would be adversely affected as would the Company's ability to remain in business.

Events that Need to Occur to Make Latin Television, Inc. Profitable

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

LTV was not profitable during its last fiscal year, nor has it ever been profitable. For LTV to become profitable, it will have to increase its distribution to more households in order to become competitive for advertising dollars. Generally, advertisers consider 35 million homes to be an effective casting. LTV will therefore have to obtain distribution to at least this many homes to become competitive and obtain sufficient advertising revenues to become profitable.

The lack of revenue is attributed to the fact that LTV, until recently, has not hired a sales/marketing professional to head that department. The focus of the Company has been on its programming and distribution. Without the programming and distribution there is nothing to offer to potential advertisers.

LTV has therefore determined the responsible course of action would be to first create or obtain content so that its sales and marketing team would sell actual content rather than content that has not yet been created so that the risk of being unable to fulfill content commitments would be mitigated.

If LTV can receive the funding contemplated by this offering and therefore continue to implement its business model, the Company could achieve the following milestones. This assumes LTV's ability to raise necessary operating capital, obtain appropriate content and begin its use of low

power TV stations to increase its regional and local distribution of content. Such events can be summarized as follows:

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
Content distribution through cable, broadcast, satellite and broadband	Entering into local management agreements with affiliate stations	6 months
Secure long term advertising commitments from National Sponsors	Increasing distribution through expanding network of stations	12 months
Create original content for distribution pipeline	Ramp up of in-house programming and acquisition of talent	18 months
Content distribution reaches 35 million homes	Utilizing current plan to expand distribution of content through various alliances, and production of original content; strategic alliances with advertising groups.	24 months

LTV's initial milestones are predicated upon the successful completion of the proposed funding. Any delay or decrease in the amount of the funding to be raised will have an adverse effect on the immediate future of the company.

Content Distribution through Cable, Broadcast, Satellite and Broadband:

LTV is currently being seen on Comcast Hispanic Tier channel 474. It is managements intent to further our cable distribution on the Time Warner and Cox Cable systems by gaining access to their Hispanic tier initially (fee based), and the their general tier as we are able to prove LTV's ability to generate new subscribers through the use of LTV's original content programming. Even though this will cost the company money initially, it is expected that after proving our value we should be able to negotiate a more favorable contract. Assuming that LTV has to continue paying for cable access, it is management's belief that the increase in distribution will have an extremely positive effect on LTV's rate card to the advertising industry. The specific amount of fees to be paid would be determined at the time the Company is ready to access the above mentioned tiers.

The broadcast side will be made up of a combination of affiliate relationships, and local management agreements (LMA). An affiliation agreement is generally the most advantageous because it constitutes the company either being paid for the use of its programming or additional advertising spots being available to LTV to offset the cost of the programming provided. LTV has set an aggressive course of providing the programming 24/7 at not charge in exchange for four minutes of commercial time per half hour which LTV plans to either sell locally or nationally.

LTV has made numerous contacts within the industry and plans to sign up six to eight LMA agreements upon the completion of funding provided for in this offering circular. This type of structure would enable LTV to actively manage a station in a designated broadcast area and program the station 24/7 with LTV content. There are Hispanic stations in highly attractive Hispanic dominated locales which are not showing quality programming and therefore not attracting the type of revenue that could be attained with higher quality content. LTV's plan is to then take over the operation of the station, change its content and begin to maximize the commercial time available.

The process of obtaining satellite distribution by Direct TV or Echostar will be a longer process due to the cost associated with this type of distribution as well as the approval process involved. Where LTV has begun the process of developing a relationship and exploring LTV's capability to supply the type and style of programming that they require, it is recognized by management that the process alone could take six months and could take longer if programming obstacles cannot be immediately dealt with.

Broadband distribution on the other hand can be dealt with more quickly. LTV is currently negotiating with a company to design and build an LTV streaming broadband site. It will enable LTV to not only stream specific content at various times of the day but enable LTV to stream multiple content formats depending upon the time of day the program is aired and the audience LTV is trying to reach in that time slot. It will also provide LTV with another potential revenue source by having the ability to sell a designated number of time slots to advertisers for purely advertising content.

Secure Long Term Advertising Commitments from National Sponsors:

LTV is currently negotiating for this type of sponsorship. LTV has been approached by some of these sponsors to produce specific content aimed at their market segment. This would enable LTV to generate not only the long term advertising client, but the client who is willing to pay the production costs of that show to fulfill their advertising needs. National sponsors are going to require that LTV meet certain expansion goals regarding distribution which will further enhance the attractiveness of the transactions. The greater the distribution reach of LTV the higher the rate LTV is able to charge the sponsor.

Create original Content for Distribution Pipeline:

LTV is already producing original content under our contractual agreement with Baral Inc. Upon completion of the funding LTV will continue to add new programming under the paragraph with allows LTV to add or delete any content which it does not find acceptable to management. It is management and Baral belief that the necessary staff and facilities to meet the growth initiative of LTV already exists within their facility. It has also been agreed that if necessary, LTV and Baral will seek other sources of production be it either for additional programming or production and post production facilities. Baral has already begun to contract with the talent necessary to implement our programming as has been previously described in the original submission. This has already been done with our Club de Ali children's show as well as LTV Sports News, and Que Pasa Miami.

Current Distribution Has the Potential to Reach 35 Million Homes:

LTV has put together what it believes to be a well thought out expansion strategy. If the maximum amount of funding provided for in our offering circular is realized, then LTV feels that our

implementation will have an excellent chance of reaching our prescribed goals. If only the minimum is raised, then the process will certainly take more time to implement as it will be necessary to either look for and close on additional funding or depend on revenue to continue the implementation process. Advertising groups which LTV has an existing relationship with (i.e. Active International) and other future agency affiliations that could bring in additional clientele will be more easily convinced of LTV's potential as our programming and distribution capability grows. Funding is a major part of this process and the failure by the Company to achieve its funding goals could have an adverse impact on the Company's future.

The following costs are associated with the implementation of the milestones:

Distribution:

Cable:

$200,000 per month (current cost $39,000 per month)

Broadcast:

Each LMA:	$15,000 to $30,000 per month
LMA Labor Costs:	$8,000 per month

Broadband:

Inclusive:	$2,500 per month

Satellite:

Inclusive:	TBD

Notes: All of the above costs will not be incurred simultaneously. The LMA's will be added according to a schedule of initially two per month up to a maximum of three. As a result, the cost will be incurred on a ramp up basis.

Programming:

Baral Contract:	$150,000 per month
Ancillary Programs:	$25,000 per month

Advertising Relationships:

The relationship with Active International represents nominal additional costs to LTV. Creating additional external relationships are budgeted and the use of our trade credits on a monthly basis will offset a significant portion of that cost (which would normally be a cash outlay). This applies to all of LTV's external advertising on television, radio, newspapers, magazines, billboards and entertainment.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Each milestone would be adversely affected if we are unable to raise the funding contemplated by this offering circular. The funding, even at minimal levels, provides us with the ability to take the next steps in our development. If we are unable to raise the funds as described in the offering circular, our ability to reach the milestones would be negatively affected.

LTV is an advertising based revenue model that is scalable and replicatable but any delay in the funding process, expansion process, new programming process and therefore the sales process could result in the Company not meeting its short term financial objectives because the markets currently targeted provide greater opportunity but require greater initial investment.

It is management's belief that the current objectives are attainable if the proposed funding is not significantly delayed. If one or two of the proposed LMA agreements are delayed due to lack of equipment or the ability to get a timely installation of that equipment then LTV will move forward to complete one of the other LMA agreements whose equipment is already in place. This would allow LTV to generate revenue from another city rather than the initial proposed city.

A delay in funding would cause LTV to delay some of the new proposed programming and this could have an impact on revenue due to the fact that it would limit a portion of the new advertisers who are waiting to sponsor some of the proposed new programming. In summary, the timely funding of the Company will have an impact on the Company's ability to meet its revenue goals.

In summary, LTV's milestones can be measured in two ways. They will be represented by LTV's ability to increase its distribution and its ability to attract local and national advertising.

As previously stated, LTV's intent over the next six months is to attract multiple sources of distribution. These include cable, broadcast, satellite, and broadband. Initially, LTV intends to sign a series of local management agreements and several affiliate stations to give significant impetus to increasing our distribution. This will in turn allow us to pursue large long term advertising commitments from National Sponsors as well as local businesses who are trying to promote themselves within their local community.

Historically, distribution and programming drive revenue. The second part of our strategy, and no less important, is an attempt to create original content which is significant and has never been seen in the United States. LTV intends to do this under our programming contract with Baral Group and where necessary seek additional content internationally to fulfill our viewership needs. Original content is more likely to attract new sponsors than concepts that have been used in the marketplace in the past.

Original content can best be described as fresh ideas for programming as well as new and exciting methods of delivery. Networks generally cancel a program when it is no longer attractive to the advertiser to sell its product. For example, the advent of "reality "television is a form of original content. Some of it has been extremely successful and some of it has been non responsive as far as the potential audience is concerned.

The advertising community and specifically advertisers to the 18-39 bi-lingual community are looking for new ways to deliver their message through attractive programming. It is LTV's intent to continue to work with potential advertisers to develop that content which delivers their message in an attractive and exciting package. Hence the concept to develop programming that has not been seen by our target market.

LTV will not try to appeal necessarily to an older demographic which finds telenovelas as a primary source of entertainment. Instead, it will use quality entertainment, education, sports, news, music and original shows to deliver the clients message.

LTV's failure to develop or obtain original content, obtain access to low power TV station distribution and increase advertising revenues by increasing its distribution could result in the company's growth being significantly slowed and may result in the company seeking additional funding to obtain operating capital until its goals are achieved.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

The following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

The net, after-tax earnings for the last fiscal year of LTV were:

Total: A loss of $(978,044), or ($(.0078) per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

LTV did not have profits and therefore there is no multiple of earnings available to report.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value of LTV defined as net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities is:

$9,507,264 ($.447per share)

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The following unregistered securities were issued or sold during the past year:

On January 12, 2006, the Company issued 22,750,000 restricted shares to five individuals subject to Rule 144 for loans provided to the Company prior to June 30, 2005. At that point, there were 51,364,349 shares issued and outstanding. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Abdul Rahmatulla	3,600,000	Loans	.013	504	144
Charlie Cabana	3,000,000	Loans	.013	504	144
David J. Osina	1,150,000	Loans	.013	504	144
Hossain Abdulla	7,500,000	Loans	.013	Reg S	144
Zohair Abdulla	7,500,000	Loans	.013	Reg S	144

On February 9, 2006, the Company completed a 100:1 reverse split of the common stock, resulting in 515,007 shares issued and outstanding.

On February 13, 2006, the Company issued 1 share to Oppenheimer & Co., Inc., under a beneficial owner round up, resulting in 515,008 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Oppenheimer & Co., Inc.	1	Round-Up	0	4.2	144

On February 15, 2006, the Company issued 19 shares to 2 companies, under a beneficial owner round up, resulting in 515,027 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Neuberger & Berman	1	Round-Up	0	4.2	144
Ameritrade Clearing	18	Round-Up	0	4.2	144

On February 15, 2006, the Company issued 3,554,000 restricted shares to IFEX NV subject to Rule 144 resulting in 4,069,027 shares issued and outstanding. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts). No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
IFEX NV	3,554,000	Merger	.001	4.2	144

On February 15, 2006, the Company issued 16,446,000 restricted shares to affiliate Hans Jonas Pettersson subject to Rule 144, resulting in 20,515,027 shares issued and outstanding. The shares were issued as part of the agreement between New LTV Acquisition LLC and the Company. No additional consideration was received by the Company. Subsequently, on or about July 31, 2006, Pettersson transferred 2,000,000 restricted shares to Randall Appel, LTV Chief Operating Officer, 1,084,518 restricted shares to IFEX, and 1,488,554 restricted shares to Active Media Services, Inc. These shares were issued in connection with the merger between Latin Television, Inc. and New LTV Acquisition, LLC. (See Exhibit E-6, Material Contracts). No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Hans Jonas Pettersson	16,446,000	Merger	.001	4.2	144
Randall Appel (from HJP)	2,000,000	Merger	.001	4.1 ½	144
IFEX NV (from HJP)	1,084,518	Merger	.001	4.1 ½	144
Active Media (from HJP)	1,488,554	Merger	.001	4.1 ½	144

On February 23, 2006, the Company issued 5 shares to TD Waterhouse under a beneficial owner round up, resulting in 20,515,032 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
TD Waterhouse	5	Round-Up	0	4.2	144

On March 3, 2006, the Company issued 750,000 restricted shares to 1 individual, subject to Rule 144, resulting in 21,265,032 shares issued and outstanding. The shares were issued for conversion of Preferred Stock previously purchased from the Company. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Richard Johnson	750,000	Conversion	0	4.2	144

On March 3, 2006, the Company issued 1 share to Brown Brothers Harriman, under a beneficial owner round up, resulting in 21,265,033 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Brown Brothers Harriman	1	Round-Up	0	4.2	144

On March 10, 2006, the Company issued 2 shares to AG Edwards & Sons, under a beneficial owner round up, resulting in 21,265,035 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
A G Edwards & Sons	2	Round-Up	0	4.2	144

On March 21, 2006, the Company issued 22 shares to Morgan Stanley DW, under a beneficial owner round up, resulting in 21,265,057 shares issued and outstanding. No additional consideration was received by the Company. The shares were issued as follows:

Name	Amount	Consideration	Price	Exemption	Status
Morgan Stanley DW	22	Round-Up	0	4.2	144

All of the "Round-Up" stock identified above were fractional share issuances which were a result of prior reverse stock splits, which contained provisions requiring the Company to "round-up" any individual stock holdings so that fractional shares were rounded up to the nearest whole amount. The Company did not receive any additional consideration for the "round-up" shares.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Shares to be Held by New Investors.

Currently there are 21,265,057 shares issued and outstanding. Of the total shares issued and outstanding, 21,176,559 are restricted and subject to Rule 144. There are 88,498 free trading shares as of September 30, 2006, of which 74,240 are in CEDE (Public Float). Should LTV sell all the shares expected pursuant to this offering, the investors in this offering will have 70% of outstanding common stock, which upon completion of the offering the total outstanding shares shall be 71,265,057 (comprised of approximately 1532 shareholders of record).

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $7,126,806 *

- These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A.

- The Company has established the offering price per share based on what it believes to be an accurate reflection of the current trading market, taking into consideration that the shares are thinly traded at this time, that the share sales volume has been minimal historically and that current market prices on the Pink Sheets do not necessarily accurately reflect the market value of a particular security.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

The following is a summary of our planned use of proceeds:

Management Salaries:

H Jonas Pettersson	Executive Vice Chairman	$240,000 annually
Randall S. Appel	Chief Executive Officer	240,000 annually
Luis F. Baraldi	Chief Operating Officer	200,000 annually

Loan Reduction

Partial Payment

100,000 to Condor Insurance on a short term note of $250,000 which carries with it a 10% interest on the unpaid balance. This note was used to pay off a balance owed per contract with the secured and unsecured creditors of LTV Networks, Inc. These payments were pursuant to the 363-asset purchase plan entered into by New LTV Acquisition LLC prior to the agreement with Latin Television, Inc.

Equipment Purchase

100,000 as previously documented it is for the purchase of servers and commercial insertion equipment

Programming

150,000 monthly per our contract with Baral Group

Sales and Marketing

550,000 to include the hiring of a VP/Director of Sales and promotion for entrance into each new market.

Operating Capital

500,000 is for the ongoing operation of the Company, including LMA Fees, Labor, Office Rentals, Travel, Advertising, Marketing, Office Equipment and Furniture, Uplink and Master Control

IPTV

$100,000 for set up and launch of our IPTV channel transmission with Globecast.

Digital Streaming

$100,000 for set up and launch of our Internet digital streaming of LTV content.

9. (a) *The following table sets forth the use of the proceeds from this offering:*

		If Minimum Sold	%	If 25% Sold	%	If 50% Sold	%	If 75% Sold	%	If Maximum Sold
		Amount		Amount		Amount		Amount		Amount
Total Proceeds		$1,000,000		$1,250,000		$2,500,000		$3,750,000		$5,000,000
Less: Offering Expenses										
	Commissions	$0	0%	$0	0%	$0	0%	$0	0%	$0
	Finders Fees	$0	0%	$0	0%	$0	0%	$0	0%	$0
	Legal/Acct	$10,000	1%	$12,500	1%	$25,000	1%	$37,500	1%	$50,000
	Copying	$0	0%	$0	0%	$0	0%	$0	0%	$0
	Advertising	$0	0%	$0	0%	$0	0%	$0	0%	$0
	Other	$0	0%	$0	0%	$0	0%	$0	0%	$0
Total Offering Expenses		$10,000	1%	$12,500	1%	$25,000	1%	$37,500	1%	$50,000
Net Proceeds from Offering		$990,000	99%	$1,237,500	99%	$2,475,000	99%	$3,712,500	99%	$4,950,000
Use of Net Proceeds										
	Equipment Purchase	$20,000	2%	$25,000	2%	$50,000	2%	$75,000	2%	$100,000
	Programming	$560,000	57%	$705,500	57%	$1,410,000	57%	$2,115,000	57%	$2,870,000
	Sales and Marketing	$110,000	11%	$137,500	11%	$275,000	11%	$412,500	11%	$550,000
	Operating Capital	$100,000	10%	$125,000	10%	$250,000	10%	$375,000	10%	$500,000
	Loan Reduction	$20,000	2%	$25,000	2%	$50,000	2%	$75,000	2%	$100,000
	IPTV	$20,000	2%	$25,000	2%	$50,000	2%	$75,000	2%	$100,000

		Digital Streaming	$20,000	2%	$25,000	2%	$50,000	2%	$75,000	2%	$100,000
		Management	$140,000	14%	$170,000	14%	$340,000	14%	$510,000	14%	$680,000
	Total Use of Net Proceeds		$990,000	99%	$1,237,500	99%	$2,475,000	99%	$3,712,500	99%	$4,950,000
	Totals		$1,000,000	100%	$1,250,000	100%	$2,500,000	100%	$3,750,000	100%	$5,000,000

Notes:

Equipment Purchase: Servers, Master Control System, Post Production Hardware/Software, Camera Equipment Rentals and Deposits

Programming: Acquisition and Production of Programming for Network, Post Production, Deliverables

Marketing and Sales: Materials, sales kits, travel, web site design and hosting, advertising, promotional items, personnel

Operating Capital: Executive salaries, rent, phones, staff, insurance, travel, ongoing legal and accounting, operating overhead including interest payments, materials and supplies.

Loan Reduction: Reduction of outstanding loans

Unallocated Uses: Contingency for unforeseen expenses, costs that do not fall under one of the above specific categories

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

If the Company were to receive less funding than the reallocation of funds would be from executive salaries and non-essential activities and purchases to insure that the Company has the necessary funds to expand the additional households that LTV needs to make it a viable advertising alternative in the Hispanic market. Management may have to pursue a more conservative expansion program until the necessary cash from sales begin to flow into the Company. We have provided clear disclosure that adjustments will not be made except as clearly disclosed in this section.

The proceeds from the sale of securities pursuant to this Form 1-A will be used on a pro-rata basis in the priority set forth above in the column "If Maximum Sold." (i.e., if $1,250,000 total is raised (25% of the Offering), then 2% of the $1,250,000, or $25,000 would be allocated to Equipment Purchase. 72%, or $900,000 would be allocated to Programming, etc.). In addition, management may elect to adjust individual allocations as dictated by the normal course of business.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. *(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

    No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

    (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

    No material part of the proceeds of this offering is to be used to discharge indebtedness. The Company does have loans, which require interest payments to be made. The IFEX loan totals $1,848,787 and carries an interest rate of 8%. Interest payments are due quarterly with the principal balance due in June 2007. The Condor Insurance note totals $250,000 and carries an interest rate of 10%. The Company is anticipating that some of the principal indebtedness may be retired from the proceeds of this offering on a limited basis. Interest payments are made during the normal course of business operations.

    (c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

    No material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business. No assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates.

    (d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

    None of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any*

cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

LTV does have and it anticipates having within the next 12 months cash flow and liquidity problems especially if this Regulation A Offering Circular is delayed or if the funding contemplated as a result does not materialize. In the event we receive the minimum amount of this offering, we would be able to sustain operations during the next twelve months. If we do not receive at least the minimum, our ability to continue as a going concern would be adversely affected. Currently, the Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring LTV to make payments. No significant amount of the Company's trade payables have not been paid within the stated trade term. LTV is not subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. However, this could change in the event the Company receives less than the minimum stated in this offering. To date, we have been able to obtain loans to sustain operations. In the event we fail to secure the necessary funding, there is no guarantee that we will be able to obtain any other type of funding, including additional loans.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The proceeds from this offering will satisfy LTV's basic operating cash requirements for the next 12 months, and it will not be necessary to raise additional funds to meet its cash requirements for that time period.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

Minimum Shares Issued: 10,000,000
Maximum Shares Issued: 50,000,000

	Amount Outstanding		
	As of: 9/30/2006 (date)	**As Adjusted**	
		Minimum	**Maximum**
Debt:			
Short-term debt (average interest rate 10%)	$846,183	$406,183	$286,183
Long-term debt (average	$2,328,788	$2,300,000	$2,000,000

interest rate 8%)			
Total debt	$3,174,971	$2,706,183	$2,286,183
Common stock-Par Value .001 2,500,000,000 shares authorized; 21,265,057 issued and outstanding	$21,265	$22,265	$26,265
Additional paid in capital	$10,621,384	$11,620,384	$15,616,384
Retained earnings (deficit)	$(1,665,642)	$(1,665,642)	$(1,665,642)
Total stockholders equity (deficit)	$8,977,007	$9,977,007	$13,977,007
Total Capitalization	$12,151,978	$12,683,190	$16,263,190

Number of preferred shares authorized to be outstanding: **10,000,000 (None outstanding)**

Number of Class of Preferred	Par Value Shares Authorized	Per Share	Outstanding
Class A Preferred	**750,000**	**$.001**	0

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: **N/A**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
____
[ ] Other:____________________________________

15. These securities have:

Yes No

[ ] [X] Cumulative voting rights

[ ] [X] Other special voting rights

[ ] [X] Preemptive rights to purchase in new issues of shares

[ ] [X] Preference as to dividends or interest

[ ] [X] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify): ____________________

Explain: N/A

16. *Are the securities convertible?* [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. *(a)* *If securities are notes or other types of debt securities*: **N/A**

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ____________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) No notes or other types of debt securities are being offered.

Last Fiscal Year

			Pro Forma	
		Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges"	=	____________	____________	____________
If no earnings show "Fixed Charges" only		____________	____________	____________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If Securities are Preference of Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain: N/A

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise*: **N/A**

20. *Current amount of assets available for payment of dividends if deficit must be first made up, (show deficit in parenthesis):* $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

N/A.

There are no selling agents in this offering. The offering will be completed by a direct offering to the investors.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

There is no compensation being offered to selling agents or finders, including cash, securities, contracts or other consideration as part of this offering. The Company will not indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

The securities will be sold by the officers and directors of the Company to a limited number of accredited investors. Those officers and directors are: Randall Appel, President, CEO and Director, Luis F. Baraldi, Secretary and Director, and Hans Jonas Pettersson, Director.

The Issuer is exempt under the Issuer's Exemption *(Rule 3a4-1)*. Issuers generally are not "brokers" because they sell securities for their own accounts and not for the accounts of others. Moreover, issuers generally are not "dealers" because they do not buy and sell their securities for their own accounts. Issuers whose activities go beyond selling their own securities, however, need to consider whether they would need to register as broker-dealers. This includes issuers that purchase their securities from investors, as well as issuers that effectively operate markets in their own securities or in securities whose features or terms can change or be altered.

Exchange Act Rule 3a4-1 further provides that an associated person (or employee) of an issuer who participates in the sale of the issuer's securities would not have to register as a broker-dealer if that person, at the time of participation: (1) is not subject to a "statutory disqualification," as defined in Section 3(a)(39) of the Act; (2) is not compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions; (3) *is not an associated person of a broker or dealer*; and (4) limits its sales activities as set forth in the rule.

The above applies to each of the officers and directors who will be offering the securities in connection herewith.

N/A. This offering is not being made through selling agents.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [X] Yes [ ] No

This offering is only available to accredited investors. The shares issued in connection with this offering shall bear the notice that the shares are subject to Rule 144 and have restrictions on resale unless an exemption is available.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Current outstanding stock which may have resale restriction would have such restriction under Rule 144. It is not possible to determine when those restrictions would terminate as they may be different with respect to each shareholder. Notwithstanding the foregoing, approximately 65% of the common stock (13,872,928 shares) is owned and or controlled by management and will not be available for resale until February 2008 as long as those holders remain affiliated with the Company. In addition, another 29% of the common stock (6,127,072 shares) is also subject to Rule 144 restrictions until February 2007.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with another public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

(Note: Upon funding, the officers and key personnel of the Company will be spending 100% of their time on Company matters. At this time, Mr. Appel spends 100%, Mr. Baraldi 70% and Mr. Pettersson 50%.)

29. Chief Executive Officer: Title: Chief Executive Officer
President, Treasurer, Director

Name: Randy S. Appel Age: 60

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065 Telephone No.: (561)214-5565

1/2005 to Present CEO of New LTV Acquisition, LLC
7/2001-1/2005 President LTV Networks, Inc.

Education (degrees, schools, and dates): B.S. University of Missouri 1977

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

30. Chief Operating Officer: Title: Chief Operating Officer
Secretary, Director

Name: Luis Baraldi | Age: 54

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065 | Telephone No.: (561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Baraldi is a director of the Company, as well as Secretary.

Mr. Baraldi has been Senior Vice President of Programming, Acquisitions, and Operations, and CEO of Baral Inc. for the past five years.

Education (degrees, schools, and dates): BAA Lamar University 1973

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: N/A

31. Chief Financial Officer: TBD | Title: ____________________

Name: To Be Named | Age: ______________

Office Street Address: ______________________ | Telephone No.: (___)______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: N/A | Age: ______________

Title: ______________________________

Office Street Address: ____________________

Telephone No.: (___)__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: N/A Age: __________

Title: ____________________

Office Street Address: ____________________

Telephone No.: (___)__________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 3. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

N/A

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Randy Appel Age: 60

Title: Director

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065

Telephone No.:
(561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. (see above)

Education (degrees, schools, and dates):

(B) Name: Hans Jonas Pettersson

Age: 47

Title: Director

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065

Telephone No.:
(561)214-5565

2003-Present: Director of Latin Television, Inc.; Director, Ashby Limited; Managing Member, New LTV Acquisition, LLC
2000-2003 Partner, Schutte, C.S.

Education (degrees, schools, and dates): Econ Soderslats Gymnasiet 1978

(C) Name: Luis Baraldi

Age: 54

Title: Director

Office Street Address:
3764 NW 124th Ave.
Coral Springs, FL. 33065

Telephone No.:
(561)214-5565

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Baraldi, our Chief Operating Officer, is currently an owner of Baral, Inc., a full service sports and entertainment company operating in Mexico and the United States for over 25 years. As a corporate video company, Baral produces television, video, web content, CD-ROM and DVD projects for clients throughout the United States, and Latin America. Mr. Baraldi has been involved in all aspects of the company's

operations, including responsibilities for events, project development, production and distribution.

Education (degrees, schools, and dates): BAA Lamar University 1973

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[X] Yes [ ] No Explain:

Mr. Baraldi, our Chief Operating Officer, is currently an owner of Baral, Inc., which has a contract in place to provide programming to LTV, and has experience in the Hispanic television industry. Baral is a full service sports and entertainment company operating in Mexico and the United States for over 25 years. As a corporate video company, Baral produces television, video, web content, CD-ROM and DVD projects for clients throughout the United States, and Latin America

Baral is headquartered in Coral Springs, Florida with a satellite office in Mexico City, Mexico. In 2005, Baral owns a state-of-the-art Television studio in Coral Springs which is fully operational as a post-production and live production facility.

Over the course of the past 25+ years of operation, Baral has owned and operated over 75 ATP professional tennis events, 40 professional volleyball events, and countless youth programs focused on inner-city children finding guidance through exposure to sports, specifically tennis.

In the last five years, Baral had been responsible for the production of the highly successful Football Legends television series, aired on HBO, A year in the Life of Lorena Ochoa, aired on ESPN, and a daily sports news program, Diario Fox Sports, aired on the Fox Sports network.

Mr. Appel, our Chief Executive Officer, has been active in the Hispanic television industry since 2001. He is responsible for the day to day operations of LTV, and has negotiated several contracts for LTV, including agreements with Baral and Active Media International.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

All new projects brought into LTV go through a title clearance check prior to the program moving forward or being distributed to verify chain of title history. Proprietary information is limited to the copyrights on material produced and or

distributed by LTV. In addition, all contract negotiations with Baral Group, Inc. are handled by Mr. Appel to avoid any conflict of interest between LTV and Baral, which is owned by LTV Chief Operating Officer Luis Baraldi.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

N/A

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

N/A

(e) *LTV does not currently maintain key man life insurance policies on any of its Officers, Directors or key personnel.*

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

The Company, through its agreement with New LTV Acquisition, LLC, took over the operations of Latin Television Networks, Inc., which had been in operation since its inception in 1999.

When New LTV Acquisition, LLC became interested in Latin Television Networks, Inc. it had already filed for bankruptcy in the Southern District of New York. Despite the filing, Latin Television Networks, Inc. maintained a 24/7 on air presence and has never been off the air through all of the bankruptcy issues. The Company eventually acquired the assets of Latin Television Networks, Inc. through its agreement with New LTV Acquisition, LLC, which had acquired the Latin Television Networks, Inc. assets out of bankruptcy.

It should be noted that Latin Television, Inc. was not a party to the bankruptcy preceding other than indirectly through the purchase of the LTV Networks, Inc. assets by New LTV Acquisition LLC from the bankruptcy court (See Exhibits, Page 200). It should also be noted that this disclosure should be limited as Latin Television, Inc., and or its predecessors never have filed for bankruptcy protection.

It should also be noted that Randall S. Appel, the current President and CEO of Latin

Television, Inc., was an officer and director of Latin Television Networks, Inc. at the time of the bankruptcy in August 2003.

Randall S. Appel is the Chief Executive Officer of LTV. In October 2001, he filed an action in Bankruptcy Court. The action was filed under Chapter 7 of the Bankruptcy Code and his debts were discharged.

Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Principal owners of the Company are those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding.

Name of Shareholder	Hans **Jonas Pettersson**
Office Address	**3764 124th Ave. Coral Springs, FL. 33065 011-49-174763-9240**
Principal Occupation	**Director of various corporations**
Class of Shares	**Common Stock**
No of Shares Now Held	**10,809,676**
% of Total	**51%**
Average Price Per Share	**$.001**
No. of Shares After Offering if All Securities Sold	**10,809,676**
% of Total	**15%**

Name of Shareholder	**IFEX, NV**
Control Persons:	**Sharon Clayton** **Kenneth Denos** Richard Meek
Office Address	**Keizergacht 365 Amsterdam** **Netherlands 1016EJ** **31-20-428-95-34**
Principal Occupation	**Public Holding Company**
Class of Shares	**Common Stock**
No of Shares Now Held	**4,638,518**
% of Total	**22%**
Average Price Per Share	**$.001**
No. of Shares after Offering if All Securities Sold	**4,638,518**
% of Total	**7%**

Name of Shareholder	**Randall S. Appel**
Office Address	**3764 124th Ave.** **Coral Springs, FL. 33065** **954-255-5411**
Principal Occupation	**Chief Executive Officer, President, Treasurer** **Attorney**
Class of Shares	**Common Stock**
No of Shares Now Held	**2,000,000**
% of Total	**9%**
Average Price Per Share	**$.001**
No. of Shares After Offering if All Securities Sold	**2,000,000**
% of Total	**3%**

Name of Shareholder	**Baral, Inc.**
Control Persons:	**Luis Baraldi** **Alina Baraldi**
Office Address	**201 Alhambra Cr., Suite 502** **Coral Gables, FL 33134** **954-255-5411**
Principal Occupation	**Officer (Luis F. Baraldi)**
Class of Shares	**Common Stock**
No of Shares Now Held	**1,063,252**
% of Total	**5%**
Average Price Per Share	**$.001**
No. of Shares After Offering if All Securities Sold	**1,063,252**
% of Total	**2%**

38. Number of shares beneficially owned by Officers and Directors as a group:

Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 13,872,928 shares (65 % of total outstanding)

After offering:

a) Assuming minimum securities sold: 13,872,928 shares (65 % of total outstanding)

b) Assuming maximum securities sold: 13,872,928 shares (20 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Randall Appel, our President and CEO, received 2,000,000 shares from Hans Jonas Pettersson in connection with the agreement between New LTV Acquisition LLC and the Company. The shares were issued in a private transaction. They are restricted, and are subject to Rule 144. The holding period for the shares re-commenced upon the transfer. The Company did not receive any additional consideration as a result of this transaction.

The dollar value for the transaction is $.001 per share, or par value.

As indirect compensation, it has been included in the compensation table.

LTV has a production agreement in place with Baral, Inc., which is owned by Luis Baraldi, who is the Chief Operating Officer of LTV. The agreement was negotiated by Randall Appel, our Chief Executive Officer, and was entered into on March 17, 2006 and will expire on March 16, 2008. It results in Baral producing Spanish language programming for LTV. The agreement requires LTV to pay Baral $150,000 per month during the term of the contract. Upon expiration of the agreement, LTV will pay Baral $2;500 per news and sports show and $10,000 per soccer game, boxing or wrestling match produced and $1,000 per every 30 minutes of shows produced by Baral LTV will retain the copyrights to all content produced under the terms of the agreement.

Because of the inherent conflict of interest that could occur due to Baral being owned by Mr. Baraldi, LTV's Chief Operating Officer, and to ensure that all transactions contemplated with Baral are done at am arm's length as much as possible, all negotiations and subsequent contract executions with Baral have been and will be conducted by Randall Appel, our Chief Executive Officer.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

LTV Board of Director member Hans Jonas Pettersson has personally guaranteed loans from IFEX and Condor Insurance. The guarantees can be called upon default by the Company of the terms and conditions of the loans. The IFEX loan totals $1,848,787 and carries an interest rate of 8%. Interest payments are due quarterly with the principal balance due in June 2007. The Condor Insurance note totals $250,000 and carries an interest rate of 10%. The Company is anticipating that some of the principal indebtedness may be retired from the proceeds of this offering. Interest payments are made during the normal course of business operations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Officers:		
Chief Executive Officer	$40,000	$2,000
Chief Operating Officer	$25,000	$0
Chief Accounting Officer	$0	$0
Key Personnel:		
Corporate Development	$40,000	$30,000
Others:	$0	$0
Total:	$105,000	$32,000
Directors as a group (Number of persons: 3)	$40,000	$32,000

Note: Corporate Development includes programming acquisition, legal, accounting, administrative and business development services.

Directors' remuneration during the last fiscal year for services provided to Company.

Chief Executive Officer Randall Appel received 2,000,000 shares from Director Hans Jonas Pettersson in July 2006 valued at $2,000.

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

To date, our executives have received limited compensation from the Company during the development and early operating stages. The executives elected not to receive a normal salary until the Company was properly funded and operations were well under way. It is anticipated that the funds raised through this offering will be used in part to pay salaries to the executives of LTV in accordance with the Use of Proceeds. The specific amounts will be determined by the total amount raised and the ongoing revenues generated by the Company. In the event the total amount is not raised and the Company revenues do not meet budget requirements, some or all of executive compensation may be deferred or paid through the issuance of common stock.

(c) If any employment agreements exist or are contemplated, describe:

The Company plans on entering into employment contracts with its key executives upon successful completion of this Offering, which LTV expects will occur during fiscal year 2006. At, present, the Company does not have any employment contracts in place.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:

0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders.

N/A

State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b)Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Such approvals shall be made according to the terms of the Company By-Laws and Articles of Incorporation.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company is dependent upon Randall Appel, its Chief Executive Officer and Secretary. The Company will also need to employ a Chief Financial Officer, a Director of Programming, a Director of Affiliate Relations and a Director of Acquisitions. The Company plans to enter into employment contracts with these key personnel during fiscal year 2006. In the event any of the above personnel should leave now or after they are hired, there currently is nothing in place that would prevent them from competing upon their termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

LTV has no past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

LTV is not an S corporation under the Internal Revenue Code of 1986, nor is it anticipated that any significant tax benefits will be available to investors in this offering.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

FINANCIAL STATEMENTS

1. **Interim Consolidated Financial Statement for Latin Television, Inc., January 1, 2006 through September 30, 2006 prepared by Management**

Interim Consolidated Financial Statement for Latin Television, Inc., January 1, 2006 through September 30, 2006 prepared by Management

Latin Television, Inc.

Balance Sheet

ASSETS

	September 30, 2006 unaudited	December 31, 2005 audited
Current Assets		
Cash	$ 813	$ 189,483
Loan Receivable (note 1)	400,000	400,000
Trade Credits (note 2)	$ 10,000,000	10,000,000
Tapes Inventory	5,042	5,042
Prepaid Operating Expenses		
Total Current Assets	10,405,855	10,594,525
Fixed Assets		
Equipment	38,362	38,362
Other Assets		
Acquistion of LTV (note 3)	1,525,000	1,525,000
Development costs (note 4)	177,000	177,000
Office rent deposit	5,761	
Subtotal	1,746,123	1,740,362
Total Assets	$ 12,151,978	$ 12,334,887

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$ 50,800	231,103
Accrued Interest on Notes Payable	235,383	115,592
Short Term Notes Payable (note 5)	560,000	250,000
LTV Acquisition Payable (note 6)	-	380,000
Total Current Liabilities	846,183	976,695
Long Term Liabilities		
Long Term Notes Payable (see note 7)	1,848,787	1,848,787
Shareholder Loans	430,001	-
Total Liablilities	3,174,971	2,825,482
Stockholders' Equity		
Common Stock; Par Value $.001 Per Share; Authorized 2,500,000,000 Shares; 21,265,057 shares Issued and Outstanding, June 30, 2006 and 28,614,349 shares issued and Outstanding, December 31, 2005	21,265	28,614
Preferred Stock; Authorized 10,000,000 shares, no shares are issued or outstanding	-	-
Additional Paid in Capital	10,621,384	10,458,835
Retaining Earnings	(978,044)	(978,044)
Net Loss from Operations 1/1 - 2/15/06	(157,341)	
Net Loss from Operations 2/15 - 6/30/06	(398,165)	-
Net Loss from Operations 7/1 - 9/30/06	(132,092)	
Total Stockholders' Equity	8,977,007	9,509,405
Total Liabilities and Stockholders' Equity	$ 12,151,978	12,334,887

The accompanying notes are an integal part of theses financial statements.

Latin Television, Inc.
Income Statement

	For the Period Ended, September 30, Unaudited 2006	December 31, Audited 2005
REVENUE	$ 2,666	$ -
Total Revenue	$ 2,666	$ -
EXPENSES		
Costs of services	242,709	603,494
Sales and Marketing	-	
Programming Fees	195,000	20,000
General & Administrative	123,164	238,958
Total Expenses	560,873	862,452
NET OPERATING LOSS	560,873	862,452
OTHER INCOME (EXPENSES)		
Interest (Expense)	129,391	115,592
Other income (expense)	-	-
Gain on extinguishment of debt	-	-
Total Other Income (Expenses)	129,391	115,592
NET LOSS	(687,598)	(978,044)

BASIC LOSS PER COMMON SHARE	(0.0323)	(0.0078)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	21,265,057	125,000,000

The accompanying notes are an integral part of these financial statements.

Latin Television, Inc.

Statement of Cash Flows

	For Period Ended, September 30, Unaudited 2006	December 31, Audited 2005
OPERATING ACTIVITIES		
Net (loss) income for the period	$ (687,598)	$ (978,044)
Adjustments to reconcile net (loss) to cash provided (used) by operating activities:		
Changes in Operating Assets and Liabilities:		
Increase in Tapes Inventory		(5,042)
Increase in Other assets	-	
Increase in Accounts Payable		231,103
Increase in Accrued Interest	119,791	115,592
Decrease in Accounts Payable	(25,103)	
Common Stock issued for consulting services	-	87,449
Net Change in Operating Assets	94,688	429,102
Net Cash provided (used) by operating activities	**(592,910)**	**(548,942)**
Cash flows from investing activites:		
Purchase of Fixed Assets		(38,362)
Acquistion of LTV		(1,702,000)
Other assets	(5,761)	
Cash Provided (used) from investing activities	(5,761)	(1,740,362)
Cash flows from financing activities:		
Increase in Long Term Acquistion Payable	-	380,000
Increase in Shareholders loans	480,002	1,848,787
Increase in Short Term Note Payable		250,000
Decrease in Long Term Acquistion Payable	(70,000)	-
Cash provided (used) from financing activities	410,002	2,478,787
Cash provided (used) in investing activities	404,241	738,425
Increase (decrease) in cash	(188,670)	189,483
Cash at beginning of period	189,483	-

Cash at the end of the period	813	189,483

	For Period Ended September 30, 2006	December 31, 2005
Supplemental Cash Flow Information		
Interest Paid	0	0
Taxes Paid	0	0
Supplemental Disclosure of Non Cash Investing and Financing Activities:		
Issuance of common stock for services	155,200	10,487,449
Loans Receivable (trade credits) Mediator Underwriting	-	10,400,000
Purchase of Treasury Stock	-	-
Issuance of common stock for debt	-	-

The accompanying notes are an integral part of these financial statements

Latin Television, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock		Additional Paid-In Capital	Retained Earning (Deficit)
	Shares	Amount	Shares	Amount		
Balance at January 1, 2005	17,106,344	17,106	0	0	382,894	0
Shares issued for services	10,758,000	10,758			9,989,242	
Shares issued for consulting	750,005	750	0	0	86,699	0
Net (loss) for the year ended, December 31, 2005	0	0				(978,044)
Balance at December 31, 2005	**28,614,349**	**$28,614**	**$0**	**$0**	**$10,458,835**	**(978,044)**
Shares issued for services	22,750,000	22,750	0	0	-	
Reverse Split 100:1 (2/9/06)	(50,849,342)	(50,849)	0	0	-	
Shares issued to Management	3,554,000	3,554				
Shares issued to Management	16,446,000	16,446			162,549	
Shares issued for services	750,050	750				
Net (loss) for period, January 1 thur February 15, 2006						(157,341)
Balance as of February 15, 2006	**21,265,057**	**21,265**	**0**	**0**	**$10,621,384**	**(1,135,385)**
Net loss 2/15 thru 6/30/06						(398,165)
Balance as of June 30, 2006	**21,265,057**	**21,265**	**0**	**0**	**$10,621,384**	**(1,533,550)**
Net Loss 6/30 thru 9/30/06						(132,092)
Balance as of Sept 30, 2006	21,265,057	21,265	0	0	$10,621,384	(1,665,642)

Latin Television, Inc.
NOTES TO FINANCIAL STATEMENTS FOR THE
Period Ended, September 30, 2006

1. ORGANIZATION AND BASIS OF PRESENTATION

Latin Television, Inc. (the *Company*)

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had minimal revenues, has experienced material operating losses and has a stockholders' deficit. These conditions, the loss of financial support from affiliates, and the failure to secure a successful source of additional financial resources raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the classification of liabilities that may result from the outcome of this uncertainty.

Management's plans with respect to the current situation consist of restructuring its debt and seeking additional financial resources from its existing investors or others.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: The Company considers all investment instruments purchased with maturities of three months or less to be cash equivalents.

Income taxes - The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

Financial Instruments - Financial instruments consist primarily of obligations under accounts payable and accrued expenses, notes payable and capital lease obligations. The carrying amounts of accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The carrying value of notes payable and capitalized lease obligations approximate fair value because they contain market value interest rates and have specified repayment terms. The Company has applied certain assumptions in estimating these fair values. The use of different assumptions or methodologies may have a material effect on the estimates of fair values.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards - In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires the classification as a liability of any financial instruments with a mandatory redemption feature, an obligation to repurchase equity shares, or a conditional obligation based on the issuance of a variable number of its equity shares. The Company does not have any financial instruments with a mandatory redemption feature. The Company believes the adoption of SFAS No. 150 will not have a material effect on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* (FIN 45). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. The initial recognition and initial measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements issued for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on its financial position or results of operations.

Impairment of long-lived assets is assessed by the Company whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows generated by those assets to the assets' net carrying value. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and the estimated fair value of the related assets.

Loss Per Common Share - The Company has adopted SFAS No. 128, *Earnings per Share,* which supercedes APB No. 15. Basic EPS differs from primary EPS calculation in that basic EPS does not include any potentially dilutive securities. Diluted EPS must be disclosed regardless of the dilutive impact to basic EPS. There were no potentially dilutive securities outstanding at December 31, 2005.

3. PROPERTY & EQUIPMENT

In the year ended December 31, 2005 and third quarter ended, September 30, 2006, amount of fixed assets (Property & Equipment) was $38,362.

4. TRADE CREDITS

Trade Credits – Active International Corporate. Initially provided five million dollars in trade credits pursuant to an agreement which provides for Active to receive a seven percent interest in New LTV Acquisition, LLC. Subsequently, pursuant to an agreement for a "Strategic Alliance" between Active International and New LTV Acquisition, LLC. On a monthly basis as payment in part for equipment, advertising, services and other expenses

5. COMMITMENTS AND CONTINGENCIES

The Company is following a practice of paying all debts within 30 days of invoicing and will continue to do so for the coming year. Outstanding payables to its public relations firm will be paid.

6. RELATED PARTY TRANSACTIONS

The company has entered into a production agreement with Baral, Inc. and it's CEO Luis Baraldi to produce TV shows for Latin Television, Inc. from March 17, 2006 until March 16th, 2008. Mr. Luis Baraldi is a director and the holds the office of secretary for Latin Television, Inc. The agreement is to pay a producers fee to Mr. Baraldi of $150,000 for one year. After the first year, Latin Television, Inc. will pay Baral, Inc. $2,500 per news and sport shows, $10,000 per soccer game and $1,000 for every 30 minutes of produced shows by Baral, Inc.

As of September 30, 2006, Baral, Inc. has received $112,000 in producers fees from Latin Television, Inc.

7. NOTES PAYABLE

Short-term Note Payable – The Condor Insurance Corporation provided New LTV Acquisition, LLC with a short term note to pay off some balances owed per contract with the secured and unsecured creditors of LTV Networks, Inc. These payments were pursuant to the 363-asset purchase plan. The notes have an interest rate that accrues at 10% of the unpaid balance. The final payments for the 363-asset purchase and an additional loan was received from Condor to pay LTV Networks creditor the principal balance of over $310,000.

Long Term Note – this note was made with the IFEX Corporation. Interest is payable on a quarterly basis at an interest rate of 8%. The principal is due and payable in its entirety in June 2007.

LTV Acquisition payable – this represents the remaining balance outstanding pursuant to the contract with the secured and unsecured creditors of LTV Networks, Inc. This is pursuant to the 363-asset purchase plan. The balance outstanding accrues at an interest rate of 8%. Note was paid off during 3rd quarter 2006.

8 GENERAL AND ADMINISTRATIVE EXPENSES

Operating expenses for 2005 and 2006 were categorized as follows: costs for services, programming fees and general and administrative expenses.

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors. The Company has considered these factors in reaching its conclusion as to a valuation allowance for financial reporting purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Since inception, we have incurred losses and as of September 30, 2006 had an accumulated deficit of ($1,665,642). Our unaudited financial statements prepared by management, for the period ending September 30, 2006, can be found beginning on Page 79 this Offering Circular.

We have a limited operating history, having begun our current operations in February, 2006, when we merged with New LTV Acquisitions, LLC, and as a result brought in the television programming operations which now provide the basis for our ongoing business structure.

Current losses are due to a lack of operating revenues. The Company anticipates that this will be corrected through the use of the proceeds of this offering as specified herein. The Company's expansion into new markets and the strategic alliance with Active International should result in LTV beginning to obtain operating revenue through the sale of advertising time.

Relationships with companies like Baral Group, Inc are critical to the growth of LTV. Baral. is a full service entertainment company that has operated in Mexico and the US for over 25 years. A media/broadcasting company, Baral produces television, video, and web content, as well as CD-ROM and DVD projects for clients throughout the US and Latin America. Headquartered in Coral Springs, Florida with an office in Mexico City, Mexico, Baral is owned by LTV Chief Operating Officer Luis F. Baraldi. Baral's studios in Coral Springs, which are fully operational as post-production and live production facility, are located 30 minutes from Miami Airport.

Similarly, LTV has developed a relationship with 3Circles Media under which 3Circles Media is expected to provide LTV with new interactive content on a trial basis. 3Circles Media's strength is merging media, combining Television, Internet and (mobile) Telephone platforms and developing new highly interactive multi media television formats and concepts. 3Circles Media also supports their partners with revenue and business models, which have the potential to bring large revenue streams to their broadcast partners.

Production of our basic daily programming is currently under way and will accelerate upon the completion of the funding. Programming is always one of the most significant line item costs in any television network. Once the infrastructure is completed, then distribution and programming are the most critical issues in the success of a television network.

The LTV platform plans to pursue family oriented and film content strategies such as customized sports shows, customized news, soap operas, interactive shows, sitcoms and soccer games. A "Platform" refers to the Company's operating philosophy, specifically the type of shows with witch it will be involved in and the identification of our main demographic. LTV plans to concentrate on family oriented and customized sports, news, soaps, interactive, sitcoms and soccer programming. The Company plans to focus on the acculturated US Hispanic market in an effort to attract more Spanish language viewers. As a result, LTV hope this niche strategy will increase the demand for advertising time and the price which can be charged for such advertising.

The Company expects to produce a core of original programming that will create and solidify the identity of the Company. This core programming will consist initially of six hours per week of News and Sports News programs. Additionally, the Company is planning approximately 14 hours per week of original content produced by LTV for the targeted audience.

The remainder of the LTV schedule will be filled with sporting events, movies, music/pop culture programming and children's and educational programming including community service shows, which should cover everything from learning the English language to help with cultural assimilation. Whereas other networks have relied solely upon purchased (canned) programming and failed, the Company aims to develop original content that could match the quality of the English speaking US marketplace, which as a result should become the signature of the network.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

LTV anticipates that the current trend in the growth of U.S. Hispanic population and buying power will make the demand for LTV programming grow. As LTV's strategic alliances begin working, it is anticipated that the distribution of LTV content will continue to grow from is current 12.5 million homes to more than 35 million homes. This growth will result in a greater ability to sell advertising time and ultimately to the company becoming profitable.

Latin Television, Inc., should succeed because it is our intention to be the first bi-lingual network specifically addressing the 18-39 demographic with original relevant content. Additionally, because of its partnership with an internationally known media buyer, LTV will have immediate access to advertising from many of the fortune 1000 companies who are already clients of Active International. This is a historically underserved market which is by census data expected to possess over 1 Trillion dollars of disposable income within the next seven to ten years. The disposable income for this demographic currently exceeds over 500 Million dollars a year according to census data.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: N/A %. What is the anticipated gross margin for next year of operations? Approximately N/A %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: N/A %. Domestic government sales as a percent of total domestic sales for last fiscal year: N/A %. Explain the nature of these sales, including any anticipated changes:

LTV has no foreign sales.

****

ORIGINAL

PART III

EXHIBITS

ORIGINAL

EXHIBIT INDEX

(7)	Material Foreign Patents	277
	None	
(8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession	278
	None	
(9)	Escrow Agreements	279
	None	
(10)	Consents	280
	None	
(11)	Opinion re Legality	281
	Opinion from Astor, Weiss, Kaplan & Mandel LLP	282
(12)	Sales Materials	285
	None	
(13)	"Test the Water" Material	286
	None	
(14)	Appointment of Agent for Service of Process	287
	None	
(15)	Additional Exhibits	288
	(Redacted)	
	Hodge Mass White Paper on Hispanic Trends Globecast Agreement Lease Agreement (Facilities)	

Exhibit (1) Underwriting Agreement

NOT APPLICABLE

SECRETARY OF STATE

STATE OF NEVADA

CERTIFICATE OF EXISTENCE WITH STATUS IN GOOD STANDING

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that I am, by the laws of said State, the custodian of the records relating to filings by corporations, non-profit corporations, corporation soles, limited-liability companies, limited partnerships, limited-liability partnerships and business trusts pursuant to Title 7 of the Nevada Revised Statutes which are either presently in a status of good standing or were in good standing for a time period subsequent of 1976 and am the proper officer to execute this certificate.

I further certify that the records of the Nevada Secretary of State, at the date of this certificate, evidence, LATIN TELEVISION INC, as a corporation duly organized under the laws of Nevada and existing under and by virtue of the laws of the State of Nevada since October 27, 1992, and is in good standing in this state.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on May 23, 2006.

DEAN HELLER
Secretary of State

By [signature]
Certification Clerk

DEAN HELLER
Secretary of State

RENEE L. PARKER
Chief Deputy
Secretary of State

PAMELA RUCKEL
Deputy Secretary
for Southern Nevada

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

CHARLES E. MOORE
Securities Administrator

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

ELLICK HSU
Deputy Secretary
for Elections

Certified Copy

July 20, 2006

Job Number: C20060720-1351
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	**Description**	**Number of Pages**
20060460933-63	Merge In	36 Pages/1 Copies

Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # C11706-1992
Document Number 20060460933-63
Date Filed: 7/20/2006 10:56:30 AM
In the office of
Dean Heller
Secretary of State

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ☐ and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity.

NEW LTV ACQUISITION, L.L.C.
Name of merging entity

DELAWARE	LIMITED LIABILITY CORPORATION
Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

Name of merging entity

Jurisdiction	Entity type *

and,

LATIN TELEVISION, INC.
Name of surviving entity

NEVADA	CORPORATION
Jurisdiction	Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.1 90):

Attn:

c/o:

3) (Choose one)

[X] The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

[ ] The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (if there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

(a) Owner's approval was not required from

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

NEW LTV ACQUISITION, L.L.C.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

LATIN TELEVISION, INC.
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

6) Location of Plan of Merger (check a or b):

[X] (a) The entire plan of merger is attached;

or,

[ ] (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional)**:

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.

[illegible]
Secretary of State
[illegible]

Articles of Merger
[illegible]
Page 8

[illegible]

[illegible] - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust [illegible]

If there are more than four merging entities, check box [ ] and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity.)

NEW LTV ACQUISITION, L.L.C.
Name of merging entity

[signature]	MANAGING MEMBER	07/15/2005
Signature	Title	Date

Name of merging entity

Signature	Title	Date

Name of merging entity

Signature	Title	Date

Name of merging entity

Signature	Title	Date

LATIN TELEVISION, INC.
Name of surviving entity

[signature]	PRESIDENT	07/19/2005
Signature	Title	Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it [illegible]. Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

RESTATED ARTICLES OF INCORPORATION
OF
LATIN TELEVISION, INC.

RESTATED ARTICLES OF INCORPORATION

OF

LATIN TELEVISION, INC.

ARTICLE 1

The name of this corporation is:

Latin Television, Inc.

ARTICLE II

Offices for the transaction of any business of the Corporation, and where meetings of the Board of Directors and of Stockholders may be held, may be established and maintained in any part of the State of Nevada, or in any other state, territory, or possession of the United States.

ARTICLE III

The nature of the business is to engage in any lawful activity.

ARTICLE IV

The capital stock of the Corporation shall consist of 2,500,000,000 shares of Common Stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the "Board of Directors") is expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such shares (a "Preferred Stock Designation") and as may be permitted by the General Corporation Law of the State of Nevada. The Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V

The members of the governing board of the corporation shall be styled directors, the number of which shall be set forth in the Corporation's Bylaws. The Directors of this corporation need not be stockholders.

ARTICLE VI

This corporation shall have perpetual existence.

ARTICLE VII

This corporation shall have president, a chief executive officer, a chief financial officer, a secretary, a treasurer and a resident agent, to be chosen by the Board of Directors, and further, any person may hold two or more offices.

ARTICLE VIII

The Capital Stock of the corporation, after the fixed consideration thereof has been paid or performed, shall not be subject to assessment and the individual liable for the debts and liabilities-of the Corporation, and the Articles of Incorporation shall never be amended as to the aforesaid provisions.

ARTICLE VIX

No director or officer of the corporation shall be personally liable to the corporation of any of its stockholders for the damages for breach of fiduciary duty as a director or officer involving, any act or omission of any such director or officer provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article of the Stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

The number of shares of the corporation outstanding and entitled to vote on this Restated Articles of Incorporation is 21,265,032; that the said change(s) and the Restated Articles of Incorporation have been consented to and approved by a majority all of the stockholders of each class of stock outstanding and entitled to vote thereon.

Randall S. Appel Chief Executive Officer	Randall S. Appel Secretary

BYLAWS

OF

LATIN TELEVISION, INC.

ARTICLE I
OFFICES

1.1 <u>Principal Executive Office.</u> The Board of Directors shall designate the location of the principal executive office of the Corporation at any place within or without the State of Nevada. If the principal executive office is outside the State of Nevada, then the Board of Directors shall designate the location of the principal business office in the State of Nevada.

1.2 <u>Other Offices.</u> The Board of Directors, Board Chair, and President from time to time may designate branch or subordinate offices as appropriate.

ARTICLE II
MEETINGS OF SHAREHOLDERS

2.1 <u>Place of Meetings.</u> All meetings of shareholders of the Corporation shall be held at the principal executive office of the Corporation, or at any other place, within or without the State of Nevada, specified by the Board of Directors. The place of any meeting of shareholders shall be specified in the notice calling the meeting.

2.2 <u>Annual Meeting.</u> The annual meeting of shareholders shall be held each year on a date and at a time specified by the Board of Directors. The annual meeting shall be held within four (4) months following the last day of the Corporation's fiscal year and within fifteen (15) months following the last annual meeting. At the annual meeting, Directors shall be elected, reports of the affairs of the Corporation shall be considered, and any other business properly within the power of the shareholders may be transacted.

2.3 <u>Special Meetings.</u> A special meeting of the shareholders may be called by the Board of Directors, the Board Chair, the President, the Treasurer, the Secretary, or by one or more holders of shares entitled to cast ten percent (10%) or more of the votes at that meeting.

Any authorized person or persons (other than the Board of Directors) requesting a special meeting of the shareholders shall deliver to the Board Chair, the President, a Vice President, or the Secretary of the Corporation, personally or by registered mail, overnight courier, or facsimile transmission a written request specifying the time and date of the meeting (which shall be not less than thirty-five (35) nor more than sixty (60) days after the receipt by the officer of the request) and the general nature of the business to be transacted. Within twenty (20) days following the officer's receipt of the request, the officer shall cause notice of the meeting to be given to the shareholders entitled to vote, pursuant to Section 2.4 of these Bylaws. If the notice is not given within twenty (20) days, then the person or persons requesting the meeting may give the notice. This paragraph shall in no way affect or restrict the Board of Directors' ability to call a special shareholders' meeting.

2.4 Notice of Meetings; Waivers. Written notice of a meeting at which shareholders are required or permitted to take any action shall be given to each shareholder entitled to vote not less than ten (10) (or, if sent by third-class mail if permitted by Section 2.5, not less than thirty (30)) nor more than sixty (60) days before the date of the meeting. The notice shall state the place, date, and hour of the meeting. In the case of a special meeting, the notice shall specify the general nature of the business to be transacted and that no other business may be transacted at the meeting. In the case of the annual meeting, the notice shall specify those matters that the Board of Directors, at the time of the mailing of the notice, intends to present for action by the shareholders. The notice of any meeting at which the Directors are to be elected shall include the names of the nominees intended at the time of the notice to be presented by the Board of Directors for election. The notice shall also state the general nature of any proposed action for shareholder approval required by Title 7, Chapter 78 of the Nevada Revised Statutes (the "NRS") Section 140 (transactions between the Corporation and one or more Directors), Section 390 (amendments to the Articles of Incorporation), Section 655 (corporate reorganizations), Section 565 (voluntary dissolutions), and Section 580 (plan of distribution upon dissolution).

The transactions of any meeting of any shareholders, however called and noticed, and wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the meeting's minutes. All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of and presence at the meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required by law to be included in the notice but not so included, if such objection is expressly made at the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders need be specified in any written waiver of notice, consent to the holding of the meeting, or approval of the minutes, except that any shareholder approval at a meeting, other than unanimous approval by those entitled to vote, pursuant to Sections 140, 390, 655, 565, or 580 of the NRS shall be valid only if the general nature of the proposal so approved is stated in the notice of meeting or in any written waiver of notice.

2.5 Manner of Notice. Notice of a shareholders' meeting shall be given either personally or by first-class mail, or, in the case of a corporation with outstanding shares held of record by more than five hundred (500) persons (determined as provided in Section 370 of the NRS) on the record date for the shareholders' meeting, notice may be sent by third-class mail, or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the books of the Corporation or given by the shareholder to the Corporation for the purpose of notice; or if no address appears or is given, at the place where the principal executive office of the Corporation is located or by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice or report shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. If any notice or report referenced in Article VIII of these Bylaws addressed to the shareholder at the address appearing on the books of the Corporation is returned to the Corporation by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver the notice or report to the shareholder at this address, all future notices or reports shall be deemed to have been duly given without further mailing if the notice or report is made available for the shareholder upon written demand of the shareholder at the principal executive office of the Corporation for a period of one (1) year from the date of the giving of the notice or report to all other shareholders. An affidavit of the mailing or other authorized means of delivery of any notice to shareholders may be executed by the Corporation's Secretary, Assistant Secretary, or transfer agent and, if executed, may be filed and maintained in the minute book of the Corporation, and shall be prima facie evidence of the giving of the notice or report.

2.6 Adjourned Meetings. Any shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time by a vote of the majority of the shares represented at that meeting. When a shareholders' meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

2.7 Quorum. Except as otherwise provided in the Articles of Incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted, except as provided in the preceding paragraph.

2.8 Voting. Except as otherwise provided by law and except as otherwise may be provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote of shareholders. Any holder of shares entitled to vote on any matter may vote part of the shares in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal, but, if the shareholder fails to specify the number of shares the shareholder is voting, it will be conclusively presumed that the shareholder's vote is with respect to all shares the shareholder is entitled to vote. Except as otherwise provided in the Articles of Incorporation, or as required by law, the affirmative vote of the majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) or any action by written consent of the shareholders as provided in Section 2.12 shall be the act of the shareholders.

Subject to the provisions of the next sentence, every shareholder entitled to vote at any election of Directors may cumulate such shareholder's votes and give one (1) candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder directs. No shareholder shall be entitled to cumulate votes unless a shareholder has given notice at the meeting, prior to the voting, of the shareholder's intention to cumulate the shareholder's votes and has placed in nomination, prior to the voting, the names of the candidate or candidates such shareholder proposes to elect. If any one shareholder has given such a notice, all shareholders may cumulate their votes for candidates in nomination. In any election of Directors, the candidates receiving the highest number of votes of the shares entitled to be voted for them, up to the number of Directors to be elected by such shares, are elected.

Elections for Directors need not be by ballot unless a shareholder demands election by ballot at the meeting and before the voting begins.

2.9 Proxies. Every person entitled to vote shares for the election of Directors or otherwise may authorize another person or persons to act with respect to such shares by duly executing a written proxy and filing it with the Secretary of the Corporation. Unless a proxy is stated to be irrevocable, it shall continue in full force and effect unless it is revoked by the maker prior to the vote (i) by delivering a writing to the Corporation stating that the proxy is revoked; (ii) by duly executing a

subsequent proxy and presenting it to the meeting; or (iii) by attendance at the meeting by the maker and voting in person. A proxy is not revoked by the death or incapacity of the maker unless, before the vote is counted, written notice of the death or incapacity is received by the Corporation. Notwithstanding the above, no proxy shall be valid after the expiration of eleven (11) months from the date thereof unless expressly provided in the proxy. If a proxy states that it is irrevocable, it shall be governed by Section 355 of the NRS.

Any form of proxy or written consent distributed to ten (10) or more shareholders of the Corporation at a time when the Corporation has outstanding shares held of record by one hundred (100) or more persons shall afford an opportunity on the proxy or form of written consent to specify a choice between approval and disapproval of each matter or group of related matters intended to be acted upon at the meeting for which the proxy is solicited or by the written consent, other than elections to the Board of Directors, and shall provide (subject to reasonable specified conditions) that where the person solicited specifies a choice with respect to any such matter the shares will be voted in accordance therewith. In any election of Directors, any form of proxy in which the Directors to be voted upon are named as candidates and which is marked by a shareholder "withhold" or otherwise marked in a manner indicating that the authority to vote for the election of Directors is withheld, shall not be voted either for or against the election of a director. This paragraph shall not apply if the Corporation has an outstanding class of securities registered under Section 12(g) of the Securities Exchange Act of 1934 or whose securities are exempt from registration by Section 12(g)(2) under that act.

2.10 <u>Determination of Shareholders of Record.</u> In order that the Corporation may determine the shareholders entitled to notice of any meeting, to vote, to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of the meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed, the record date for determining shareholders entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is later.

A determination of shareholders of record entitled to notice of, or to vote at, a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting; provided, however, that the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

Shareholders at the close of business on the record date are entitled to notice and to vote, or to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the Articles of Incorporation, by law, or by agreement.

For the purpose of determining whether the Corporation has outstanding shares held of record by one hundred (100) or more persons, shares shall be deemed to be "held of record" by each person who is identified as the owner of the shares on the record of shareholders maintained by or on behalf of the Corporation, in accordance with Section 350 of the NRS.

2.11 Inspectors of Elections. In advance of any meeting of shareholders, the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment. If inspectors of election are not so appointed, or if any persons so appointed shall fail to appear or refuse to act, the Chair of the meeting of shareholders may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election (or persons to replace those who so fail or refuse) at the meeting. The number of inspectors shall be either one (1) or three (3). If appointed at a meeting on the request of one (1) or more shareholders or proxies, the holder of a majority of shares represented in person or by proxy shall determine whether one (1) or three (3) inspectors are to be appointed.

The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies; shall receive votes, ballots, or consents; shall hear and determine all challenges and questions in any way arising in connection with the right to vote; shall count and tabulate all votes or consents; shall determine when the polls shall close and the result; and shall do all other acts as may be proper to conduct the election or vote in order to ensure fairness to all shareholders.

2.12 Shareholders' Action by Written Consent. Unless otherwise provided in the Articles of Incorporation, any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, notice of the following shall be given to those shareholders entitled to vote who have not consented in writing: (i) shareholder approval pursuant to Section 140 (transactions between the Corporation and one or more of the Directors), Section 138 (indemnification of an officer, director, or employee), Section 655 (corporate reorganizations), or Section 580 (plan or distribution upon dissolution) of the NRS (notice to be given at least ten (10) days before the consummation of the action authorized by the approval) and (ii) approval of the taking of any other corporate action by shareholders without a meeting by less than unanimous written consent. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of Directors, unless otherwise provided in Section 3.4 of these Bylaws. All shareholder consents shall be filed with the Secretary of the Corporation, maintained as a part of the corporate records of the Corporation, and filed with the minutes of the shareholders' meetings. A written consent may be revoked by a properly executed writing received by the Corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the Secretary, but not thereafter.

ARTICLE III
DIRECTORS

3.1 Powers and Duties. Subject to the provisions of the NRS and any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the Corporation

to a management company or other person provided that the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board.

A director shall perform the duties of a director, including duties as a member of any committee of the Board of Directors upon which the director may serve, in good faith, in a manner the director believes to be in the best interests of the Corporation, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

3.2 Number of Directors. The number of directors which shall constitute the whole board shall be five (5). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. In accordance with Section 115 of the NRS, the Corporation shall allow for a minimum of one (1) Director, until changed by amendment of the Articles of Incorporation or by amendment of this section of the Bylaws adopted by the approval of the outstanding shares; provided that if the number of Directors of the Corporation is set forth in the Articles of Incorporation, the number may only be changed by an amendment of the Articles of Incorporation. The number set forth in the Articles of Incorporation shall govern in the event of any conflict with the number set in the Bylaws.

3.3 Election; Term of Office. At each annual meeting of shareholders, Directors shall be elected to hold office until the next annual meeting; but if the annual meeting is not held, or the Directors are not elected, the Directors may be elected at any special meeting of shareholders held for that purpose. Each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified, except upon the death, resignation, or removal of the director. No reduction of the authorized number of Directors shall have the effect of removing any director before that director's term of office expires.

3.4 Vacancies; Resignation; Removal. A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of (i) the death, resignation, or removal of any director in accordance with Section 130 of the NRS; (ii) action by the Board of Directors to declare vacant the office of a director who has been convicted of a felony or declared of unsound mind by a court order; (iii) an increase in the authorized number of Directors; or (iv) the failure of the shareholders (at a meeting for election of Directors at which one (1) or more Directors are elected) to elect the full authorized number of Directors.

Any director may resign effective upon giving written notice to the Board Chair, the President, the Secretary, or the Board of Directors of the Corporation, unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Subject to the further requirements of Section 335 of the NRS, no director may be removed (unless the entire Board of Directors is removed) when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and the entire number of Directors authorized at the time of the director's most recent election were then being elected.

Except for a vacancy created by the removal of a director, vacancies on the board may be filled by approval of the Board of Directors or, if the number of Directors then in office is less than a quorum, by (i) the unanimous written consent of the Directors then in office; (ii) the affirmative vote of a majority of the Directors then in office at a meeting held pursuant to notice or waivers of notice complying with Section 307 of the NRS; or (iii) a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the Directors. Any election (other than to fill a vacancy created by removal) which is accomplished by written consent shall require the consent of a majority of the outstanding shares entitled to vote. A vacancy on the Board of Directors resulting from

the removal of a director may be filled only by the approval of the shareholders in accordance with Section 2.8 or by the unanimous written consent of the shareholders.

If, after the filling of any vacancy by the Directors, the Directors then in office who have been elected by the shareholders shall constitute less than a majority of the Directors then in office, any holder or holders of an aggregate of five percent (5%) or more of the total number of shares at the time outstanding having the right to vote for those Directors may call a special meeting of shareholders to be held to elect the entire Board of Directors. The term of office of any director shall terminate upon the election of a successor.

3.5 Meetings; Location. Meetings of the Board of Directors may be called by the Chair of the Board, the President, any Vice President, the Secretary, or any two (2) Directors.

The Board of Directors shall hold a regular meeting immediately after the meeting of shareholders at which it is elected and at the place where that meeting is held, for the purpose of appointing officers of the Corporation and for the transaction of other business. Notice of this board meeting is dispensed with unless the location of the meeting is other than the location of the shareholders' meeting. Other regular meetings of the Board of Directors may be held without notice if the time and place of the meetings are fixed by the Board of Directors.

Special meetings of the Board of Directors may be held upon at least four (4) days' notice by mail or at least forty-eight (48) hours' notice delivered personally or by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail, or other electronic means. A notice, or waiver of notice, need not specify the purpose of any regular or special meeting of the Board of Directors. Notice of a meeting need not be given to any director who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior to the meeting or at its commencement, the lack of notice. All waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Meetings of the Board of Directors may be held at any place within or without the state, which has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the Corporation or as otherwise designated by the Board of Directors.

Members of the Board of Directors may participate in a meeting through the use of conference telephone or similar communications equipment, so long as all members participating in the meeting can hear each other. Participation in a meeting pursuant to the provisions of Section 315 of the NRS shall constitute presence in person at the meeting.

A majority of the Directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

3.6 Quorum; Vote of Directors. A majority of the authorized number of Directors shall constitute a quorum of the Board of Directors for the transaction of business (except as provided in Section 3.5 concerning adjournment of a meeting); provided, however, that the number of Directors constituting a quorum shall not be less than one-third (1/3) of the authorized number of Directors, or less than two (2) Directors, whichever is larger, unless there shall be only one (1) authorized director, in which case that director shall constitute the quorum.

Unless otherwise provided by law, or unless a greater number is required by the Articles of Incorporation or these Bylaws, every act or decision done or made by a majority of the Directors

present at a meeting duly held at which a quorum is present is the act of the Board of Directors. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for the meeting.

3.7 Action Without A Meeting. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to the action. The written consent or consents shall be filed with the minutes of the proceedings of the Board of Directors. Any action by written consent shall have the same force and effect as a unanimous vote of Directors.

3.8 Fees and Compensation. Directors and members of committees may receive compensation, if any, for their services, and reimbursement of expenses, as may be determined by resolution of the Board of Directors. This section shall not preclude any officer or director from serving the Corporation in any other capacity as an officer, employee, agent, or otherwise and receiving compensation for those services and reimbursement of related expenses.

ARTICLE IV
COMMITTEES OF DIRECTORS

4.1 Appointment of Committees. The Board of Directors may, by resolution adopted by a majority of the authorized number of Directors, designate one or more committees, each consisting of two (2) or more Directors, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent member at any meeting of the committee. The appointment of members or alternate members of a committee requires the vote of a majority of the authorized number of Directors.

Any committee, to the extent provided in the resolution of the Board of Directors or in these Bylaws, shall have all the authority of the Board of Directors, except with respect to: (i) the approval of any action for which shareholder approval or approval of the outstanding shares is required by law; (ii) the filling of vacancies on the Board of Directors or in any committee; (iii) the fixing of compensation of the Directors for serving on the Board of Directors or on any committee; (iv) the amendment or repeal of these Bylaws or the adoption of new Bylaws; (v) the amendment or repeal of any resolution of the Board of Directors, which by its express terms is not so amendable or repealable; (vi) the declaration of or making of a distribution to the shareholders of the Corporation, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or (vii) the appointment of other committees of the Board of Directors or the members thereof.

4.2 Committee Meetings. Unless the Board of Directors shall otherwise provide, meetings of, and actions by, committees shall be governed by the provisions of Article III of these Bylaws, as modified to substitute the committee and its members for the Board of Directors and its members. The time and place of regular meetings may be set by resolution of the Board of Directors or the committee, and when notice of regular meetings has been given to each member and alternate member of the committee, no further notice of regular meetings need be given thereafter. In addition to those authorized to call a special meeting by Section 3.5, special committee meetings may be called by any two (2) members of the committee. Notice of special meetings shall be given to all committee members and alternate members. A majority of the authorized number of members of any committee shall constitute a quorum for the transaction of business.

ARTICLE V
OFFICERS

5.1 Designation of Officers; Removal and Resignation. The officers of the Corporation shall consist of a Chair of the Board or a President, or both, a Secretary, and a Treasurer, and each of them

shall be appointed by the Board of Directors. The Corporation may also have such other officers as may be appointed by the Board of Directors or, if authorized by the Board of Directors, by the Board Chair and President (hereafter the "Appointing Officers"), with those titles and duties as may be determined by the Board of Directors or the Appointing Officers and as may be necessary to enable the Corporation to sign instruments and share certificates. If the Board of Directors or the Appointing Officers shall name one (1) or more persons as Vice President, the order of their seniority shall be in the order of their nomination, unless otherwise determined by the Board of Directors or the Appointing Officers. Any number of offices may be held by the same person.

All officers of the Corporation shall hold office from the date appointed to the date of the next succeeding regular meeting of the Board of Directors following the meeting of shareholders at which the Board of Directors is elected, and until their successors are elected; provided that all officers may be removed at any time at the pleasure of the Board of Directors. Upon the removal, resignation, death, or incapacity of any officer, the Board of Directors may declare the office vacant and fill the vacancy. Any officer may resign at any time upon written notice to the Corporation without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party. The salary and other compensation of the officers shall be fixed from time to time by resolution of the Board of Directors.

5.2 Duties of the Board Chair. The Board Chair, if one exists, shall preside at all meetings of the Board of Directors. The Board Chair shall have those powers and perform those duties as the Board of Directors shall designate from time to time. If there is no President, then the Board Chair shall be the President of the Corporation and shall perform the duties of President.

5.3 Duties of the President. Subject to any supervisory powers given by the Board of Directors to the Board Chair, if one exists, the President shall be the general manager and chief executive of the Corporation and, subject to the direction of the Board of Directors, shall have general supervision, direction, and authority over the business, affairs, and officers of the Corporation, and shall perform all the duties commonly incident to that office. The President shall preside at all meetings of the shareholders and, in the absence of the Board Chair, or, if there is none, at all meetings of the Board of Directors. The President shall have such other powers and perform such other duties as the Board of Directors shall designate from time to time.

5.4 Duties of Vice Presidents. The Vice Presidents, if any, in the order of their seniority (unless otherwise established by the Board of Directors or the Appointing Officers) may assume and perform the duties of the President in the absence or disability of the President or whenever the office of the President is vacant. The Vice Presidents shall have those titles, and those powers, and shall perform those duties as the Board of Directors or the Appointing Officers shall designate from time to time.

5.5 Duties of the Secretary. The Secretary shall keep, or cause to be kept, at the principal executive office (or any other place that the Board of Directors may order) a minute book of all meetings of the shareholders, Board of Directors, and committees appointed pursuant to Article IV. The minutes shall contain all acts and proceedings of the meetings, the time and location of meetings, whether the meetings are regular or special (and, if special, how authorized and the notice given), the names of those present at Directors' or committee meetings, and the number of shares present or represented at shareholders' meetings. The Secretary shall give, or cause to be given, notice (in conformity with law and these Bylaws) of all meetings of the shareholders, and of any meetings of the Board of Directors or any committee requiring notice. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent, a share register, or a duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of share certificates issued; and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall keep any seal of the Corporation in safe custody and shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Assistant

Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

5.6 Duties of the Treasurer. The Treasurer shall keep, or cause to be kept, the books of account of the Corporation in a thorough and proper manner, and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform all other duties commonly incident to that office and shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President may direct any Deputy Financial Officer to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Deputy Financial Officer shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

ARTICLE VI
INDEMNIFICATION

6.1 Mandatory Indemnification. The Corporation shall, to the maximum extent and in the manner specified in the NRS, indemnify each of its Directors and officers against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was a director or officer of the Corporation. The Corporation shall have the power to advance expenses incurred in defending any proceeding prior to the disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay that amount if it shall be determined ultimately that the person is not entitled to indemnification, as provided in Sections 7502 and 751 of the NRS. All rights to indemnification under this Section 6.1 shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VI is in effect.

6.2 Permissive Indemnification. The Corporation shall, to the extent and in the manner specified in the NRS, have the power to indemnify each of its Agents (other than those for whom indemnification is mandatory, as provided in Section 6.1) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an Agent of the Corporation. The Corporation shall have the power to advance expenses incurred in defending any proceeding prior to the disposition of the proceeding upon receipt of an undertaking by or on behalf of the Agent to repay that amount if it shall be determined ultimately that the person is not entitled to indemnification, as provided in Section 751 of the NRS.

6.3 Definitions. For the purpose of this Article VI, the terms "director" and "officer" of the Corporation shall mean any person who is or was a director or officer, respectively, of the Corporation, or is or was serving at the request of the Corporation as a director or officer, respectively, of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or was a director or officer, respectively, of a foreign or domestic corporation that was a predecessor corporation of the Corporation or of another enterprise at the request of the predecessor corporation.

6.4 Successful Defense. To the extent that an Agent of the Corporation has been successful on the merits in defense of any proceeding referred to in Section 7502 of the NRS, or in defense of any claim, issue, or matter therein, the Agent shall be indemnified against expenses actually and reasonably incurred by the Agent in connection therewith.

6.5 Other Rights; Continuation of Right to Indemnification. The indemnification provided by this Article VI shall not be deemed exclusive of any additional rights to which an Agent may be entitled under any law (common or statutory), agreement, vote of shareholders or disinterested Directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding office, and shall continue as to a person who has ceased to be an Agent, and shall inure to the benefit of the estate, heirs, executors, and administrators of the Agent. Nothing contained in this Section 6.5 shall affect any right to indemnification to which persons other than Directors or officers may be entitled by contract or otherwise. The Board of Directors is authorized to enter into an agreement providing indemnification rights similar to or, if permitted by applicable law, greater than those provided or authorized under this Article VI.

6.6 Insurance. The Corporation may purchase and maintain insurance on behalf of any Agent against any liability asserted against the Agent or incurred by or on behalf of the Agent in any such capacity, or arising out of the Agent's status as such, whether or not the Corporation would have the power to indemnify the Agent against liability under the provisions of this Article VI.

6.7 No Impairment. Any repeal or modification of this Article VI, or any repeal or modification of relevant provisions of the Nevada General Corporation Law or any other applicable laws, shall not in any way diminish any rights to indemnification of any Agent or the obligations of the Corporation arising hereunder.

6.8 Savings Clause. If this Article VI, or any part of it, shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation nevertheless shall indemnify or have the power to indemnify, as appropriate, each Agent of the Corporation to the full extent required by any applicable part of this Article VI that shall not have been invalidated.

ARTICLE VII
SHARES OF STOCK

7.1 Form of Certificates. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by the Board Chair or the President or a Vice President and by the Treasurer or a Deputy Financial Officer or the Secretary or an Assistant Secretary, certifying the number of shares and the class or series of shares owned by the shareholder. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be an officer, transfer agent, or registrar before the certificate is issued, the issuance of the certificate by the Corporation shall have the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

If the shares of the Corporation are classified, or if any class of shares has two or more series, there shall appear on the certificate one of the following: (i) a statement of the rights, preferences, privileges, and restrictions granted to or imposed upon each class or series of shares authorized to be issued and upon the holders thereof; (ii) a summary of rights, preferences, privileges, and restrictions with reference to the provisions of the Articles of Incorporation and any Certificates of Determination establishing the same; or (iii) a statement setting forth the office or agency of the Corporation from which shareholders may obtain, upon request and without charge, a copy of the statement referred to in (i) above.

There shall also appear on the certificate the following statements (if applicable): (i) that the shares are subject to restrictions upon transfer; (ii) if the shares are assessable or are not fully paid, that they are assessable or, on partly paid shares, the total amount of the consideration to be paid and the amount previously paid; (iii) that the shares are subject to a close corporation voting agreement, or an irrevocable proxy, or restrictions upon voting rights contractually imposed by the Corporation; (iv) that

the Corporation is a close corporation, whose shareholders of record cannot exceed a specified amount; (v) that the shares are redeemable; and (vi) that the shares are convertible and the period for conversion. Any statement on the face of the certificate required by this paragraph shall be conspicuous.

When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason, in the discretion of the Board of Directors, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board of Directors.

7.2 Transfer of Shares. Shares of the Corporation may be transferred in any manner permitted or provided by law. Before any transfer of shares is entered upon the books of the Corporation, or any new certificate is issued, the old certificate (properly endorsed) shall be surrendered and canceled, except when a certificate has been lost or destroyed.

7.3 Lost Certificates. The Corporation shall issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, provided that, prior to the issuance of the new certificate, the Corporation may require the owner of the lost, stolen, or destroyed certificate or the owner's legal representative to give the Corporation a bond (or other adequate security) sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, or destruction of the certificate or the issuance of such new certificate.

7.4 Electronic Securities Recordation. Notwithstanding the provisions of Sections 7.1 through 7.3, and as permitted by law, the Corporation may adopt a system of issuance, recordation, and transfer of its shares by electronic or other means not involving any issuance of certificates.

ARTICLE VIII
REPORTS, RECORDS, AND INSPECTIONS

8.1 Financial Reports. The Board of Directors shall cause an annual report to be sent to the shareholders not later than one hundred twenty (120) days after the close of the Corporation's fiscal year. That report shall be sent to the shareholders at least fifteen (15) (or, if sent by third-class mail, thirty-five (35)) days prior to the annual meeting of shareholders to be held during the next fiscal year. That report shall contain a balance sheet as of the end of that fiscal year and an income statement and statement of changes in financial position for that fiscal year. If the Corporation has less than one hundred (100) shareholders of record, the requirements of this paragraph are expressly waived.

If no annual report for the last fiscal year has been sent to shareholders, the Corporation shall, upon the written request of any shareholder made more than one hundred twenty (120) days after the close of that fiscal year, deliver or mail to the person making the request within thirty (30) days thereafter, the financial statements, if any, required by the first paragraph of this Section 8.1 for that year.

A shareholder or shareholders holding at least five percent (5%) of the outstanding shares of any class of the Corporation may make a written request to the Corporation for (i) an income statement of the Corporation for the three-month, six-month, or nine-month period of the current fiscal year ended more than thirty (30) days prior to the date of the request; (ii) a balance sheet of the Corporation as of the end of the period; and (iii) if no annual report for the last fiscal year has been sent to shareholders, the statements referred to in the first paragraph of this Section 8.1 for the last fiscal year. The statements shall be delivered or mailed to the person making the request within thirty (30) days. A copy of the statements shall be kept on file in the principal executive office of the Corporation for

twelve (12) months, and it shall be exhibited at all reasonable times to any shareholder demanding an examination of the statements or a copy shall be mailed to the shareholder.

The income statements and balance sheets referred to in this Section 8.1 shall be accompanied by the report of independent accountants engaged by the Corporation, if any, or by the certificate of an authorized officer of the Corporation that the financial statements were prepared without audit from the books and records of the Corporation.

8.2 Location and Inspection of Bylaws. The Corporation shall keep at its principal executive office in this state, or if its principal executive office is not in this state at its principal business office in this state, the original or a copy of its Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during normal office hours. If the principal executive office of the Corporation is outside this state and the Corporation has no principal business office in this state, upon the written request of any shareholder, the Corporation shall furnish to the shareholder a copy of the Bylaws as amended to date.

8.3 Location and Inspection of Record of Shareholders. The Corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each.

A shareholder or shareholders holding at least five percent (5%) in the aggregate of the outstanding voting shares of the Corporation or holding at least one percent (1%) of such voting shares and having filed a Schedule 14A with the United States Securities and Exchange Commission shall have an absolute right to do either or both of the following: (i) inspect and copy the record of shareholders' names and addresses and shareholdings during usual office hours upon five (5) business days' prior written demand upon the Corporation; or (ii) obtain from the transfer agent for the Corporation, upon written demand and upon the tender of its usual charges for such a list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses who are entitled to vote for the election of Directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five (5) business days after the demand is received or the date specified in the demand as the date as of which the list is to be compiled.

The record of shareholders shall also be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the Corporation, for a purpose reasonably related to the holder's interest as a shareholder or holder of a voting trust certificate.

Any inspection and copying under this Section 8.3 shall be made in person or by agent or attorney of the person seeking inspection and copying.

8.4 Location and Inspection of Other Corporate Records. The Corporation shall keep correct books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors, and committees. The minutes shall be kept in written form. Other books and records shall be kept either in written form or in any other form capable of being converted into written form.

The accounting books and records and minutes of proceedings of the shareholders, the Board of Directors, and committees shall be open to inspection upon the written demand on the Corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual office hours, for a purpose reasonably related to the holder's interests as a shareholder or as the holder of the voting trust certificate. The right of inspection created by this section shall extend to the records of each subsidiary of the Corporation. Inspection by a shareholder or holder of a voting trust certificate may

be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

8.5 Directors' Right to Inspect. Every director of the Corporation shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of the Corporation of every kind and to inspect the physical properties of the Corporation and of its subsidiary corporations. Inspection by a director may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.

ARTICLE IX
GENERAL

9.1 Execution of Corporate Documents and Instruments. Except as otherwise provided by law or in these Bylaws, the Board of Directors, in its discretion, may designate and authorize any director, officer, employee, agent, or other person to execute any corporate agreement, document, or instrument, or to otherwise sign, in the name and on behalf of the Corporation. Properly authorized execution or signature shall be binding upon the Corporation. Unless so authorized or ratified by the Board of Directors, no director, officer, employee, agent, or other person shall have the power to act on behalf of the Corporation, to execute any agreement, document, or instrument in the name and on behalf of the Corporation, or to otherwise bind the Corporation unless the action, execution, or binding activity is within the agency power of the officer. No officer shall sign any instrument or document unless the Board of Directors has approved the underlying transaction.

All checks, drafts, orders for payment of money, notes, or other indebtedness issued by or payable to the Corporation, shall be signed or endorsed only by those persons that the Board of Directors shall authorize from time to time.

9.2 Voting of Shares Owned by Corporation. The Board Chair, the President, or any Vice President, or, if authorized by the Board of Directors, the Treasurer, the Secretary, any Assistant Secretary, or any other person, shall be authorized to vote, and exercise all rights incident to, the shares and any proxies of other corporations owned, held by, or standing in the name of the Corporation.

9.3 Corporate Seal. The corporate seal, if authorized by the Board of Directors, shall consist of a circular die bearing the name of the Corporation and the state and date of its incorporation. If and when authorized, a duplicate of the corporate seal may be kept and used by any officer or person that the Board of Directors may designate. Failure to affix any corporate seal will not affect the validity of any instrument of the Corporation.

9.4 Interpretation. Unless the context otherwise requires, these Bylaws shall be construed and interpreted in accordance with the provisions of the NRS, as amended.

ARTICLE X
AMENDMENT

10.1 Procedure. The Bylaws of the Corporation shall be subject to amendment or repeal, and new Bylaws may be adopted, by the vote or written consent of the holders of a majority of the outstanding shares entitled to vote; provided, however, that if the number of authorized Directors is specified in the Articles of Incorporation then amendment of the authorized number of Directors shall require the amendment of the Articles of Incorporation. After the issuance of shares, a Bylaw specifying or changing a fixed number of Directors or the maximum or minimum number of Directors, or changing from a fixed to a variable board or vice versa may only be adopted by approval of the outstanding shares. Subject to the right of the shareholders to adopt, amend, or repeal the Bylaws, the

Bylaws (other than a Bylaw or amendment changing the authorized number of Directors) may be adopted, amended, or repealed by action of the Board of Directors.

10.2 Record. Whenever these Bylaws are amended or new Bylaws are adopted, the amendment or new Bylaw shall be inserted with the original Bylaws in the corporate records of the Corporation. The fact of any repeal of any Bylaw shall also be duly noted with the records of the Bylaws.

CERTIFICATE OF SECRETARY

I, the undersigned, the duly elected Secretary of Latin Television, Inc., a Nevada corporation, do hereby certify:

That the foregoing Bylaws were adopted as the Bylaws of the Corporation by the by the Board of Directors of the Corporation on March 1, 2006, and that the same do now constitute the Bylaws of the Corporation.

IN WITNESS WHEREOF, I have subscribed my name as of the date written below.

Dated: March 1, 2006

____

Luis Baraldi, Secretary

CERTIFICATE OF DESIGNATION

OF

MEGAMANIA INTERACTIVE, INC.

ESTABLISHING THE DESIGNATIONS, PREFERENCES,

LIMITATIONS AND RELATIVE RIGHTS OF ITS

SERIES A PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes, MegaMania Interactive, Inc., a corporation organized and existing under the Nevada Revised Statutes (the "Company"),

DOES HEREBY CERTIFY that pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation, as amended, of the Company, and pursuant to Section 78.1955 of the Nevada Revised Statutes, the Board of Directors, by unanimous written consent of all members of the Board of Directors on June 30, 2004, duly adopted a resolution providing for the issuance of a series of 750,000 shares of Series A Preferred Stock, which resolution is substantially as follows:

> RESOLVED, that pursuant to the authority expressly granted to and invested in the Board of Directors of the Company by the provisions of the Articles of Incorporation of the Company, as amended, a series of the preferred stock, par value $.001 per share, of the Company be, and it hereby is, established; and
>
> FURTHER RESOLVED, that the series of preferred stock of the Company be, and it hereby is, given the distinctive designation of "Series A Preferred Stock"; and
>
> FURTHER RESOLVED, that the Series A Preferred Stock shall consist of 750,000 shares; and
>
> FURTHER RESOLVED, that the Series A Preferred Stock shall have the powers and preferences, and the relative, participating, optional and other rights, and the qualifications, limitations, and restrictions thereon set forth below:

Section 1. DESIGNATION OF SERIES; RANK. The shares of such series shall be designated as the "Series A Preferred Stock" (the "Preferred Stock") and the number of shares initially constituting such series shall be up to 750,000. The Preferred Stock, with respect to distributions upon liquidation, dissolution or winding up, ranks (i) junior to any series of preferred stock or securities of the Company the terms of which specifically provide that such series ranks senior to the Preferred Stock (the "Senior Stock"), (ii) PARI PASSU with any other series of preferred stock or securities of the Company the terms of which specifically provide that

such series ranks PARI PASSU with the Preferred Stock (the "Parity Stock") and (iii) senior to the common stock, par value $.001 per share, of the Company (the "Common Stock") and any series of preferred stock or securities the terms of which specifically provide that such series ranks junior and subordinate to the Preferred Stock (the "Junior Stock"). So long as any shares of Preferred Stock remain outstanding, the Company's Articles of Incorporation shall specify that any other class or series of stock issued, other than Common Stock, is either Senior Stock, Parity Stock or Junior Stock. The Preferred Stock shall be subject to the creation of Senior Stock, Parity Stock and Junior Stock.

Section 2. DIVIDENDS. The holders of Preferred Stock shall not be entitled to receive any dividends paid on the Common Stock.

Section 3. LIQUIDATION PREFERENCE. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the Preferred Stock are not entitled to receive out of the assets of the Company available for distribution to shareholders any distribution of assets. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale, lease, or exchange or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

Section 4. VOTING.

4.1 VOTING RIGHTS. The holders of the Preferred Stock will have no voting rights except as described in this Section 4 or as required by law. In exercising any such vote, each outstanding share of Preferred Stock will be entitled to one hundred (100) votes, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights.

4.2 AMENDMENTS TO ARTICLES AND BYLAWS. So long as Preferred Stock is outstanding, the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, voting separately as a class (i) amend, alter or repeal any provision of the certificate of incorporation or the bylaws of the Company so as to adversely affect the designations, preferences, limitations and relative rights of the Preferred Stock or (ii) effect any reclassification of the Preferred Stock.

4.3 AMENDMENT OF RIGHTS OF PREFERRED STOCK. The Company shall not, without the affirmative vote of the holders of at least 66-2/3% of all outstanding shares of Preferred Stock, amend, alter or repeal any provision of this Statement of Designations, PROVIDED, HOWEVER, that the Company may, by any means authorized by law and without any vote of the holders of shares of Preferred Stock, make technical, corrective, administrative or similar changes in this Statement of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Preferred Stock.

Section 5. REDEMPTION. The Preferred Stock shall not be redeemable by the Company or upon request by the holder thereof.

Section 6. CONVERSION RIGHTS

6.1 OPTIONAL CONVERSION.

(a) Each share of Preferred Stock is convertible into one hundred (100) shares of Common Stock (the "Conversion Ratio") at any time at the option of the holder.

(b) Notice shall be mailed by means of first class mail, postage prepaid, addressed to the Company at least 20, but not more then 60 days before the date fixed for such conversion (herein referred to as the "Conversion Date"). Each such notice shall specify (i) the Conversion Date; (ii) the place for returning the Common Stock certificate(s); and (iii) the number of shares of Preferred Stock to be converted. Any notice mailed in such manner shall be conclusively deemed to have been duly given when mailed whether or not such notice is in fact received.

(c) The holder of any shares of Preferred Stock to be converted shall not be entitled to receive Common Stock for such shares until such holder shall cause to be delivered to the Company (i) the certificate(s) representing such shares of Preferred Stock, and (ii) transfer instrument(s) satisfactory to the Company and sufficient to transfer such shares of Preferred Stock to the Company free of any adverse interest.

(d) At the close of business on the Conversion Date for any share of Preferred Stock to be converted, such share shall (provided the Common Stock for such share has been issued or properly provided for) be deemed to cease to be outstanding and all rights of any person other than the Company in such share shall be extinguished on the Conversion Date for such share except for the right to receive the Common Stock into which such share is being converted in accordance with the provisions of this Section 6.

6.2 MANDATORY CONVERSION. The Company shall have no right to require conversion of the Preferred.

Section 7. STATUS OF REACQUIRED SHARES OF PREFERRED STOCK. Shares of Preferred Stock issued and reacquired by the Company shall not be reissued by the Company as shares of Preferred Stock but shall have the status of authorized and unissued shares of Preferred Stock, undesignated as to series, subject to later issuance.

Section 8. PREEMPTIVE RIGHTS. The holders of shares of Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the Company.

Section 9. NOTICES. Any notice required hereby to be given to the Company shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to the Company at 17047 El Camino Real Suite 150 Houston, Texas 77058.

IN WITNESS WHEREOF, the Company has caused this statement to be duly executed by

its President this 30th day of June, 2004.

MEGAMANIA INTERACTIVE, INC.

George W. Bogle
President

Exhibit (3) Instruments Defining the Rights of Security Holders | E-3

NOT APPLICABLE

Exhibit (4) Subscription Agreement

50,000,000 Shares

LTV

Common Stock

Investing in our ordinary shares involves risks which are described in the "Risk Factors'' section beginning on page 1 of the attached Offering Circular. Our shares currently trade on the National Quotations Bureau "Pink Sheets" under the symbol "LTVI".

	Per Share	Total
Offering Price	**$ 0.10**	**$ 5,000,000**

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. The shares offered hereunder in accordance with Regulation A have not been recommended or approved by the Securities and Exchange Commission (the "SEC") or any state regulatory authority and neither the SEC nor any state regulatory authority passed upon the accuracy or adequacy of this offering or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

Latin Television, Inc.
3764 NW 124th Ave.
Coral Springs, Florida 33065

The date of this Subscription Package is January 10, 2007

Name of Offeree: __________ Subscription Package No. 1________

LATIN TELEVISION, INC.

SUBSCRIPTION APPLICATION

To subscribe for Common Stock, a prospective investor must complete and execute the subscription documents contained in this booklet in accordance with the enclosed instructions. This entire booklet, together with the appropriate payment as described herein, should then be returned to:

Latin Television, Inc.
3764 NW 124th Ave.
Coral Springs, Florida 33065

If your subscription is not accepted, your original documents and payments will be returned to you. Please be sure that your name appears in exactly the same way in each signature and in each place where it is marked in the documents.

Subscriptions from suitable prospective investors will be accepted at the sole discretion of the Company after receipt of all subscription documents, properly completed and executed, with the appropriate payment. The minimum subscription is 10,000,000 shares ($1,000,000). The Common Stock is available to accredited investors only.

If you have any questions concerning the completion of these subscription documents, please contact Randall Appel at 561-214-5565.

EACH INVESTOR MUST COMPLETE PAGES 5-16 OF THIS DOCUMENT, ALONG WITH THE APPROPRIATE COLORED SECTION DEALING WITH THE TYPE OF INVESTOR. ALL INVESTORS SHOULD READ THE SECTION "INFORMATION FOR RESIDENTS OF CERTAIN STATES" INCLUDED HEREIN AS EXHIBIT "A" BEGINNING ON PAGE 61.

- **INDIVIDUAL INVESTORS SHOULD COMPLETE THE BLUE PAGES (17-24).**
- **CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS SHOULD COMPLETE THE YELLOW PAGES (25-36).**
- **TRUST INVESTORS SHOULD COMPLETE THE PINK PAGES (37-46).**
- **PLAN INVESTORS SHOULD COMPLETE THE GREEN PAGES (47-56).**

ALL INVESTORS MUST COMPLETE THIS SECTION

SUBSCRIPTION APPLICATION, QUESTIONNAIRE, AND SIGNATURE PAGE

Ladies and Gentlemen:

1. **Subscription.** The undersigned hereby subscribes for and agrees to purchase shares of par value $0.0001 common stock (the "shares") offered by Latin Television, Inc. (the "Company"), a Nevada corporation, as described in the Form 1-A, dated January 10, 2007, as amended (the "Offering Circular"). The undersigned is delivering with this Subscription Application a check payable to the order of Latin Television, Inc. in an amount equal to $0.10 per share being purchased to which the Subscription Application relates. The minimum investment in the United States is ________ shares, or $_______.

The undersigned is subscribing for ________________shares and has enclosed a check payable to the account described above in the amount of U.S. $ __________________.

2. **Representations and Warranties.** By executing this Subscription Application, the undersigned further:

(a) Acknowledges that the undersigned (i) has received the Offering Circular including the "Risk Factors" set forth in the Offering Circular;

(b) Represents and warrants that the undersigned, in determining to purchase shares, has relied solely upon the Offering Circular (including the exhibits thereto) and the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other consequences involved in purchasing shares;

(c) Represents and warrants that the undersigned (i) is an accredited investor, (ii) is a qualified Keogh or corporate pension and/or profit-sharing plan or other employee benefit plan ("Plan") under section 401(a) of the Internal Revenue Code and either the Plan or the beneficiaries of the Plan meet the requirements of subparagraph (i) above, or (iii) is purchasing in a fiduciary capacity for a person meeting such conditions;

(d) Represents and warrants that the shares being acquired will be acquired for the undersigned's own account without a view to public distribution or resale and that the undersigned has no contract, undertaking, agreement, or arrangement to sell or otherwise transfer or dispose of any shares or any portion thereof to any other person;

(e) Represents and warrants that the undersigned (i) can bear the economic risk of the purchase of shares including the total loss of the undersigned's investment or that the undersigned is being advised by others (acknowledged by the undersigned as being the "Purchaser Representative(s)" of the undersigned) such that they and the undersigned together are capable of making such determiniation;

ALL INVESTORS MUST COMPLETE THIS SECTION

(f) Represents and warrants, if subject to the Employee Retirement Income Security Act (ERISA), that the undersigned is aware of and has taken into consideration the diversification requirements of Section 404(a)(3) of ERISA in determining to purchase shares and that the undersigned has concluded that the purchase of shares is prudent;

(g) Understands that the undersigned will be required to provide current financial and other information to the Company to enable it to determine whether the undersigned is qualified to purchase shares;

(h) Understands that the shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or the securities laws of any state and may be subject to substantial restrictions on transfer as described in the Offering Circular under "Description of Securities -Restrictions on Transfer;"

(i) Agrees that the undersigned will not sell or otherwise transfer or dispose of any shares or any portion thereof unless such shares are registered under the Act and any applicable state securities laws or the undersigned obtains an opinion of counsel that is satisfactory to the Company that such shares may be sold in reliance on an exemption from such registration requirements;

(j) Understands that (i) the Company has no obligation or intention to register any shares for resale or transfer under the Act or any state securities laws or to take any action (including the filing of reports or the publication of information as required by Rule 144 under the Act) which would make available any exemption from the registration requirements of any such laws and (ii) the undersigned therefore may be precluded from selling or otherwise transferring or disposing of any shares or any portion thereof for an indefinite period of time or at any particular time;

(k) Acknowledges that the undersigned has been encouraged to rely upon the advice of the undersigned's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to the purchase of shares and has been offered, during the course of discussions concerning the purchase of shares, the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the undersigned has requested so as to understand more fully the nature of the investment and to verify the accuracy of the information supplied;

(l) Represents and warrants that (i) the undersigned is at least 21 years of age; (ii) the undersigned is a United States citizen; (iii) the undersigned has adequate means of providing for the undersigned's current needs and personal contingencies; (iv) the undersigned has no need for liquidity in the undersigned's investments; (v) the undersigned maintains the undersigned's principal residence at the address shown below; (vi) all investments in and commitments to non-liquid investments are, and after the purchase of shares will be reasonable in relation to the undersigned's net worth and current needs; and (vii) any personal financial information that is provided herewith by the undersigned, or is subsequently submitted by the undersigned at the request of the Company, does or will accurately reflect the undersigned's financial condition with respect to which the undersigned does not anticipate any material adverse change;

ALL INVESTORS MUST COMPLETE THIS SECTION

(m) Understands that no federal or state agency, including the Securities and Exchange Commission, has approved or disapproved the shares, passed upon or endorsed the merits of the offering or the accuracy or adequacy of the Offering Circular, or made any finding or determination as to the fairness of the shares for public investment;

(n) Acknowledges that the Company has the unconditional right to accept or reject this Subscription Application;

(o) Acknowledges that the Company has the unconditional right to accept this Subscription Application and apply the proceeds provided the minimum subscriptions have been raised on a timely basis as described in the Offering Circular;

(p) Understands that the shares are being offered and sold in reliance on specific exemptions from the registration requirements of federal and state laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgements, and understandings set forth herein in order to determine the availability of such exemptions to the Company and the suitability of the undersigned to acquire shares;

(q) Represents and warrants that the information set forth herein concerning the undersigned is true and correct;

(r) Represents, warrants, and agrees that, if the undersigned is acquiring shares in a fiduciary capacity, (i) the above representations, warranties, agreements, acknowledgements, and understandings shall be deemed to have been made on behalf of the person or persons for whose benefit such shares are being acquired, (ii) the name of such person or persons is indicated below under the subscriber's name, and (iii) further information as the Company deems appropriate shall be furnished regarding such person or persons; and

(s) Represents and warrants that the attached purchaser questionnaire is true and complete and agrees that the Company may rely on the truth and accuracy of the information contained therein for purposes of assuming the Company may rely on the exemptions from the registration requirements of the Act afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations; and, further agrees that the Company may present such information to such persons as they deem appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations or if the contents are relevant to any issue in any action, suit, or proceeding to which the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

ALL INVESTORS MUST COMPLETE THIS SECTION

3. **General Information for All Investors.**

Check One:
( ) Individual ownership
( ) Joint tenants with right of survivorship*
( ) Community Property
( ) Community Property with right of survivorship
( ) Tenants in common
( ) Individual ownership pursuant to purchases under the Uniform Gift to Minors Act**

____

Name of Beneficiary under Uniform Gift to Minors Act — Social Security Number of Beneficiary

( ) Corporation***
( ) Partnerships ***
( ) Limited Liability Company***
( ) Trust***
( ) Retirement Plan***

* Signatures of both parties required. Each Co-Investor (other than a spouse) must complete and sign a separate Subscription Application and Questionnaire.

** All information requested in connection with investments under the Uniform Gift to Minors Act should be given on behalf of the adult custodian, not the minor beneficiary.

*** If this form of ownership is used, each person having an interest in such entity may be required to meet the suitability standards and submit an appropriate purchaser questionnaire.

PLEASE PRINT THE EXACT NAME(S) IN WHICH YOUR SHARES ARE TO BE REGISTERED:

Name(s): ____

Social Security Number or Employer Identification Number of each Investor:

____

State of Principal Residence:

____

Business/Home Address:

____

(Address - No P.O. Boxes please)

City ______________ State ______________ Zip Code ______________

ALL INVESTORS MUST COMPLETE THIS SECTION

Address where you want your mail sent if different than above:

____

(Address - No P.O. Boxes please)

City ____________________ State ____________ Zip Code ____________

Business Telephone Number: (_____) ____________________

Home Telephone Number: (_____) ____________________

Facsimile Number: (_____) ____________________

Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

____

IN WITNESS WHEREOF, intending to irrevocably bind the undersigned and the personal representatives, successors and assigns of the undersigned and to be bound by this Subscription Application, the undersigned is muting this Subscription Application on the date indicated.

______________________ ______________________

Signature PRINT Name of Individual, Corporation, Partnership, Limited Liability Company, Plan, or Trust

Dated: ____________________

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

CORPORATE ACKNOWLEDGEMENT

State of ______________)
) ss.
County of ______________)

On the ________ day of ______________________, 2006, before me personally appeared ______________________________, known to me to be the __________________of the corporation that executed the foregoing instrument, who swore and acknowledged that he executed the foregoing instrument in such capacity pursuant to authority given by the order of the Board of Directors of said corporation; and that he signed his name thereby by like order.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PARTNERSHIP ACKNOWLEDGEMENT

State of ________________)
) ss.
County of ______________)

On the ________ day of ________________________, 2006, before me personally appeared ______________________________, known to me to be a general partner of the above-named partnership, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf of the above-named partnership, and that the same is the free act and deed of said partnership and his free act and deed personally as such partner.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

LIMITED LIABILITY COMPANY ACKNOWLEDGEMENT

State of ________________)
) ss.
County of _______________)

On the ________ day of ________________________, 2006, before me personally appeared ________________________________, known to me to be a member of the above-named limited liability company, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument, on behalf he above-named limited liability company, and that the same is the free act and deed of said limited liability company and his free act and deed personally as such member.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

TRUST ACKNOWLEDGEMENT

State of _______________)
) ss.
County of _____________)

On the ________ day of ________________________, 2006, before me personally appeared ______________________________, known to me to be a ____________________________ of the above-named trust, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named trust, and at the same is the free act and deed of said trust and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

ALL INVESTORS MUST HAVE THEIR SIGNATURE(S) ACKNOWLEDGED IN THE ACKNOWLEDGEMENT CORRESPONDING TO THE APPLICABLE FORM OF OWNERSHIP (INDIVIDUAL, CORPORATE, PARTNERSHIP, LIMITED LIABILITY COMPANY, TRUST, OR PLAN)

PLAN ACKNOWLEDGEMENT

State of _______________)
) ss.
County of _____________)

On the ________ day of ______________________, 2006, before me personally appeared ____________________________, known to me to be a ________________________________ of the above-named plan, who swore and acknowledged that being authorized and directed to do so he did sign the foregoing instrument on behalf of the above-named plan, and that the same is the free act and deed of said plan and his free act and deed personally as such person.

____
Notary Public

My Commission Expires:

____

LTV

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

1. Name of Individual. ______________________________

2. Purchaser Representative for Individual Investors. Please check (a) or (b):

___(a) I am not relying upon the advice of a Purchaser Representative such as an attorney, accountant, or other advisor in making a final investment decision to purchase shares.

___(b) I do not have sufficient knowledge and experience in financial and business matters as required above. I intend to rely on and hereby designate as my Purchaser Representative the individual(s) named below to assist me in evaluating the risks and merits of an investment in the shares. I authorize the Company to furnish such person with a Purchaser Representative Questionnaire requesting certain information regarding his or her expertise and background and I agree to furnish such questionnaire to the Company.

Name of Purchaser Representative: ______________________________

Address: ______________________________

Occupation: ______________________________

Employer: ______________________________

NOTE: IF ITEM 2 (b) ABOVE IS CHECKED, PURCHASER REPRESENTATIVES MUST COMPLETE THE ATTACHED PURCHASER REPRESENTATIVE QUESTIONNAIRE.

3. Investor Accreditation, Sophistication and Suitability.

3.1 Accredited Investor Status. Please complete each of the following certifications:

(a) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

Yes ______ No ______

(b) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

Yes ______ No ______

(c) Other. Yes ______ No ______ (Please describe.)

____

____

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

3.2 Income Information.

(a) Gross Income During Last Two Years

Individual		Joint		
2005	2004	2005	2004	
				Less than $50,000
				$ 50,000 - $ 75,000
				$ 75,001 - $200,000
				$200,001 - $300,000
				$300,001 or more

(b) Anticipated Gross Income During 2006

Individual	Joint	
2006	2006	
		Less than $50,000
		$ 50,000 - $ 75,000
		$ 75,001 - $200,000
		$200,001 - $300,000
		$300,001 or more

(c) Current Net Worth

Individual		Joint		
2006	2005	2006	2005	
				Less than $50,000
				$ 50,000 - $ 99,999
				$100,000 - $299,999
				$300,000 - $599,999
				$600,000 - $999,999
				$ 1,000,000 or more

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual 2006	Individual 2005	Joint 2006	Joint 2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

(e) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual 2006	Individual 2005	Joint 2006	Joint 2005	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 99,999
______	______	______	______	$100,000 - $299,999
______	______	______	______	$300,000 - $599,999
______	______	______	______	$600,000 - $999,999
______	______	______	______	$ 1,000,000 or more

(Remainder of Page Left Intentionally Blank)

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

IF YOU ANSWERED "YES" TO ANY OF ITEMS 3.3.1(a), (b) or (c) ABOVE, YOU DO NOT NEED TO COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE. IF YOU DID NOT ANSWER "YES" TO ANY OF ITEMS 3.3.1(a) or (b) ABOVE, YOU MUST COMPLETE THE REMAINDER OF THIS QUESTIONNAIRE FOR INDIVIDUAL INVESTORS.

3.3 Current Occupation.

(a) Profession, Business, or Employment: ______________________________

____

(b) Position or Duties: ______________________________

____

3.4 Prior Employment or Occupation for the last five years if different than above: ______

____

____

3.5 College, business, or professional education: ______________________________

____

____

3.6 Investment experience.

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ ____________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Prior investments in other or limited offerings within the last five years:

( ) corporate equity or debt ( ) real estate ( ) partnerships

( ) other ______________________________

INDIVIDUAL INVESTORS MUST COMPLETE THIS SECTION

(d) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(e) Do you make your own investment decisions with respect to the investments described in 3.6 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s)
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

(Remainder of Page Left Intentionally Blank)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

This Purchaser Representative Questionnaire is being sent to each potential investor who has indicated an interest in purchasing shares through a purchaser representative and must be completed by such representative and returned to the Company or its authorized representatives. The purpose of this Purchaser Representative Questionnaire is to assure the Company that it may rely on the exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Act") afforded by Section 3(b) of the Act and Regulation A promulgated under the Act, and of any applicable state statutes or regulations.

Please answer every question. If the answer to any question is "None" or "Not Applicable," please so state. Your answers will at all times be kept strictly confidential. However, by signing a Purchaser Representative questionnaire, you agree that the Company may present such Purchaser Representative Questionnaire to parties as it deems appropriate if called upon to verify the information provided or to establish the availability of an exemption from registration under Section 3(b) of the Act, Regulation A promulgated under the Act, or any state securities statutes or regulations, or if the contents are relevant to any issue in any action, suit, or proceeding to thigh the Company or any agent of the Company involved in the offering of shares is a party or by which it is or may be bound.

Questionnaire

Name of Investor: ______________________________

Please complete the following questionnaire fully, attaching additional sheets if necessary.

A. Name of Purchaser Representative: ______________________________

Business Address: ______________________________

Telephone Number: ______________________________

B. Present occupation or position, indicating period of such practice or employment and field of professional specialization, if any.

____

____

C. List any business or professional education, including degrees received, if any.

____

____

D. Have you had prior experience in advising clients with respect to investments of this type?

Yes ______ No ______

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

E. List any professional licenses or registrations, including bar admissions, accounting certifications, real estate brokerage licenses and SEC or state broker-dealer registrations held by you.

____

____

F. Describe generally any business, financial or investment experience that would help you to evaluate the merits and. risks of this investment.

____

____

G. State how long you have known the potential Investor and in what capacity.

____

____

H. (a) Do you or any of your "Affiliates" (as defined in Rule 501 of Regulation D) have any material relationship (as defined in Rule 501 of Regulation D) with the above-noted Company or any of its Affiliates, or has any such material relationship existed at any time during the previous two years; or is any such material relationship mutually understood to be contemplated, or has any compensation been received or will any compensation be received as a result of any relationship?

____

____

(b) If you answered "yes" in subparagraph (a) above, please describe each material relationship and indicate the parties involved and the amount of compensation received or to be received as a result of such relationship. **Any material relationship described in this subsection (b) should be disclosed to the Investor in the manner set forth in the Form of Disclosure Letter to Investor from Purchaser Representative attached to this questionnaire.**

____

____

____

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

I. In advising the Investor in connection with Investor's prospective investment in the Company, will you be relying in part on the Investor's own experience in certain areas?

Yes ______ No ______

J. In advising the investor in connection with the Investor's prospective investment in the Company, will you be relying in part on the expertise of an additional Purchaser Representative or Representatives?

Yes ______ No ______

If "Yes," give the name and address of such additional Representative or Representatives.

____

____

Representations and Warranties of Purchaser Representative

I understand that the Company will be relying on the accuracy and completeness of my responses to the questions, and I represent and warrant to the Company as follows:

(i) I am 21 years of age or older and I am acting as Purchaser Representative for the Investor in connection with the Investor's prospective investment in the Company;

(ii) The answers to the above questions are complete and correct and may be relied upon by the Company in determining whether the offering in connection with which I have executed this questionnaire is exempt from registration under the Securities Act of 1933, pursuant to Regulation A or otherwise;

(iii) I am not an Affiliate (as defined in Rule 501 of Regulation D), director, officer, or other employee of the Company or any of its Affiliates or a beneficial owner of 5% or more of any class of the equity securities of the Company;

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

(iv) I have not, during the past 10 years, (i) been convicted, indicted or investigated in connection with any past or present criminal proceeding (excluding traffic violations and other minor offenses); or (ii) been the subject of any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining me from acting as an investment advisers underwriter, broker or dealer in securities or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, or (iii) been the subject of any order of a federal or state authority barring or suspending for more than 60 days my right to be engaged in any such activity or to be associated with persons engaged in any such activity, which order has not been reversed or suspended;

(v) I have disclosed to the Investor in writing, prior to the Investor's acknowledgment of me as his Purchaser Representative, any material relationship with the Company or its Affiliates disclosed in answer to question 8 above;

(vi) I personally (or together with the Investor or the additional Purchaser Representative or Representatives indicated above) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the Investor's prospective investment in the shares; and

(vii) I will notify the Company immediately of any material change in any statement made herein occurring prior to the closing of any purchase by the Investor of an interest in the proposed investment.

IN WITNESS WHEREOF, I have executed this Purchaser Representative Questionnaire this ____________ day of ________________, 2006.

____
(Signature of Purchaser Representative)

THE PURCHASER REPRESENTATIVE(S) MUST COMPLETE THIS QUESTIONNAIRE IF THE INVESTOR CHECKED ITEM 2 (b) AND IS RELYING ON THE ADVICE OF A PURCHASER REPRESENTATIVE

PURCHASER REPRESENTATIVE QUESTIONNAIRE

[Form of Disclosure Letter to Investor from Purchaser Representative]

________________, 2006

[Investors]

____
____
____
____

Dear ________________:

In connection with my serving as Purchaser Representative with respect to your proposed purchase of shares offered by Latin Television, Inc., please be advised that within the last two years there has existed, there now exists or is contemplated to exist the following material relationships:

____
____
____
____

As a result of such relationships, I have received or will receive the following compensation:

____
____
____
____

Very truly yours,

[Purchaser Representative]

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

A. GENERAL INFORMATION FOR CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY INVESTORS

1. Name of Corporation, Partnership, or Limited Liability Company: ______________________

2. Date of Formation: ______________________

3. State of Incorporation or in which Organized: ______________________________

4. Type of Organization and Business Description: ______________________________

____

5. Number of Shareholders, Partners, or Members: ______________________________

6. Has the subscribing Corporation, Partnership, or Limited Liability Company been formed for the specific purpose of purchasing shares?

Yes ______ No ______

7. Is the subscribing entity a limited liability company, partnership, "S" corporation or other form of "pass-through" entity for federal income tax purposes?

Yes ______ No ______

B. ACCREDITATION, SOPHISTICATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

1.1 The undersigned Corporation, Partnership, or Limited Liability Company certifies that EACH of its shareholders, partners, or members meets at least ONE of the following conditions:

(i) Each shareholder, partner, or member is a natural person whose individual net worth (or joint net worth with his spouse) exceeds $1,000,000 (including home, home furnishings and personal property).

Yes ______ No ______

(ii) Each shareholder, partner, or member is a natural person who had an individual income in excess of $200,000 in each of the previous two calendar years or joint income with such person's spouse in excess of $300,000 in each of those years and who reasonably expects to reach the same income level for the current calendar year.

Yes ______ No ______

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

(iii) The shareholder, partner, or member of the Investor is a corporation, partnership, or limited liability company and all of the shareholders, partners, or members (a "beneficial owner'), respectively, of such corporation, partnership, or limited liability company can answer yes to statement B.1.1 (i) or B.1.1 (ii) above.

Yes ______ No ______

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "YES" TO ANY PORTION OF STATEMENT B.1.1 ABOVE, EACH SHAREHOLDER, PARTNER, MEMBER, OR BENEFICIAL OWNER OF A SHAREHOLDER, PARTNER, OR MEMBER MUST COMPLETE AND EXECUTE EXHIBIT C/P-1 (SEE PAGE CORP./PART./LLC-5) AND MAY SKIP EDITIONS B.1.2 THROUGH B.1.10.

IF THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY HAS ANSWERED "NO" TO EACH PORTION OF STATEMENT B.1.1 ABOVE, QUESTIONS B.1.2 THROUGH B.1.10 MUST BE ANSWERED.

1.2 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it has total assets in excess of $5,000,000 and that it was not formed for the specific purpose of investing in the shares.

Yes ______ No ______

1.3 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes ______ No ______

1.4 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act of 1933.

Yes ______ No ______

1.5 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 and purchasing shares for its own account.

Yes ______ No ______

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.6 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an insurance company as defined in Section 2(13) of the Securities Act of 1933.

Yes ______ No ______

1.7 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940.

Yes ______ No ______

1.8 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

Yes ______ No ______

1.9 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

Yes ______ No ______

1.10 The undersigned Corporation, Partnership, or Limited Liability Company certifies that it is an organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000.

Yes ______ No ______

THE CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY ANSWERED "NO" TO EACH OF STATEMENTS 1.2 THROUGH 1.10 ABOVE, EACH PERSON MAKING THE INVESTMENT DECISION ON BEHALF OF THE CORPORATION, PARTNERSHIP, OR LIMITED ABILITY COMPANY MUST COMPLETE AND EXECUTE EXHIBIT C/P-2.

C. SUITABILITY OF CORPORATION, PARTNERSHIP, OR LIMITED LIABILITY COMPANY AS INVESTOR

1.1 Current Net Worth of Corporation, Partnership, or Limited Liability Company:

$________________

1.2 Net Income of Corporation, Partnership, or Limited Liability Company For:

2005 $________________ 2004 $________________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS MUST COMPLETE THIS SECTION

1.3 Anticipated Net Income of Corporation, Partnership, or Limited Liability Company For:

2006 $________________

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

____

1.2 Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D.1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question D.1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

1.4 Please provide a corporate resolution approving the purchase of the shares and authorizing the appropriate officer to sign all necessary documents relating thereto, including the share certificate and this subscription agreement.

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ______________________________

   Residence Address: ______________________________

   City: ______________ State: ______________ Zip: __________

   Business Telephone Number (___) ______________

   Home Telephone Number (___) ______________

   Facsimile Number (___) ______________

   State of Principal Residence: ______________ U.S. Citizen: Yes _____ No _____

   Social Security Number: ______________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ______________________________________

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s)
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

CORPORATE, PARTNERSHIP, AND LIMITED LIABILITY COMPANY INVESTORS COMPLETE EXHIBIT C/P-1 ONLY IF REQUIRED

EXHIBIT C/P-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

Gentlemen:

Please be advised that I am a/an ( ) officer or ( ) director or ( ) general partner or ( ) member or ( ) other fiduciary agent (please specify) ____________________(check one) of ____________________ a ( ) corporation, ( ) partnership, ( ) limited liability company (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

(a) Profession, Business, or Employment:

____

____

(b) Business Address and Telephone Number:

____

____

(c) Position or Duties:

____

____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
________	____________________
________	____________________
________	____________________

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________
____________	____________	____________	________

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
____________	____________	________	$________
____________	____________	________	$________
____________	____________	________	$________

EACH CORPORATE, PARTNERSHIP, OR LIMITED LIABILITY COMPANY DECISION MAKER MUST COMPLETE EXHIBIT C/P-2 IF REQUIRED BY SECTION B

EXHIBIT C/P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____

____

____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Corporation, Partnership, or Limited Liability Company

LTV

TRUST INVESTORS MUST COMPLETE THIS SECTION

A. TRUST INVESTORS

1. Name of Trust: ______________________________

2. Trustee(s):

Name	Address	Daytime Telephone No.
____________	____________	____________
____________	____________	____________
____________	____________	____________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

____

____

6. Names and Number of Beneficiaries: ______________________________

____

7. Has the subscribing Trust been formed for the specific purpose of investing in the shares?

( ) Yes ( ) No

8. Type of Trust: (Check One)

( ) Revocable ( ) Irrevocable

Name of Grantor(s) (persons establishing the trust) of Revocable Trust:

IF THE TRUST IS REVOCABLE, DO NOT COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE AND HAVE EACH GRANTOR COMPLETE EXHIBIT T-1. IF THE TRUST IS IRREVOCABLE, COMPLETE THE REMAINDER OF THIS PURCHASER QUESTIONNAIRE.

TRUST INVESTORS MUST COMPLETE THIS SECTION

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

1.1 The undersigned Trust has as its trustee a bank as defined in Section 3(a)(2) of the Securities Act of 1933.

Yes ______ No ______

1.2 The undersigned Trust certifies that it has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the shares and is directed by a sophisticated person as defined in Rule 506(b)(2)(ii) under the Securities Act of 1933.

Yes ______ No ______

C. SOPHISTICATION

Name(s) of person(s) making this investment decision on behalf of the Trust:

____

____

IF THE TRUST ANSWERED "NO" TO STATEMENT B.1.1 ABOVE, EACH OF THE FOREGOING PERSONS MUST COMPLETE AND EXECUTE EXHIBIT T-2.

D. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Trust: $ ____________________.

1.2 Net Income of Trust For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Trust For:

2006 $ ____________________

E. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

TRUST INVESTORS MUST COMPLETE THIS SECTION

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question E. 1.1 is necessary in order for the Investor to affect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question E. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ______________________________

   Residence Address: ______________________________

   City: ______________ State: ______________ Zip: __________

   Business Telephone Number (___) ______________

   Home Telephone Number (___) ______________

   Facsimile Number (___) ______________

   State of Principal Residence: ______________ U.S. Citizen: Yes _____ No _____

   Social Security Number: ______________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes _____ No _____

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes _____ No _____

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes _____ No _____

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ______________________________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s)
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
______	______	______	______	Less than $50,000
______	______	______	______	$ 50,000 - $ 75,000
______	______	______	______	$ 75,001 - $200,000
______	______	______	______	$200,001 - $300,000
______	______	______	______	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
______	______	Less than $50,000
______	______	$ 50,000 - $ 75,000
______	______	$ 75,001 - $200,000
______	______	$200,001 - $300,000
______	______	$300,001 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

Gentlemen:

Please be advised that I am a ( ) trustee or ( ) other fiduciary agent (please specify) ________________________________(check one) of______________________________ a ( ) trust, or ( ) other entity (please specify) _________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

(a) Profession, Business, or Employment:

____

____

(b) Business Address and Telephone Number:

____

____

(c) Position or Duties:

____

____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	______________________________
__________	______________________________
__________	______________________________

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ________________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
			$
			$
			$

TRUST INVESTORS COMPLETE EXHIBIT T-1 ONLY IF REQUIRED

EXHIBIT T-1

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____
____
____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Trust

PLAN INVESTORS MUST COMPLETE THIS SECTION

A. PLAN INVESTORS

1. Name of Plan: ______________________________

2. (a) Type of Plan: ( ) Qualified Pension, Profit Sharing or Stock Bonus Plan

   ( ) Keogh ( ) IRA ( ) Other (Specify) ______________________

   (b) Plan Fiduciaries: ______________________________

Name	Address	Telephone No.
____________	____________	____________
____________	____________	____________
____________	____________	____________

3. Date of Establishment: ______________________________

4. State in which Organized: ______________________________

5. List any other person who should receive copies of correspondence:

   ____

   ____

6. Has the subscribing Plan been formed for the specific purpose of investing in the shares?

   ( )Yes ( )No

7. (a) Does each Plan Participant who will invest in shares (i) have the power to direct his investments and (ii) intend to invest in shares pursuant to the exercise of such power?

   ( )Yes ( )No

   (b) Does the Plan either (i) have one Plan Participant or (ii) provide for segregated accounts for each Plan Participant?

   ( )Yes ( )No

   (c) Does the undersigned Plan certify that investment decisions are made solely by persons that are accredited investors?

   ( )Yes ( )No

PLAN INVESTORS MUST COMPLETE THIS SECTION

IF THE PLAN ANSWERED "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1.7 (c) ABOVE, THEN

(a) List:

(i) Number of Plan Participants: ______________________________

(ii) Name of Participant(s) who will invest in shares:

Name	Address	Telephone No.
______________	____________________________	______________
______________	____________________________	______________
______________	____________________________	______________

and (b): **EACH PLAN PARTICIPANT INVESTING IN SHARES SHOULD COMPLETE EXHIBIT P-1, AND THE PLAN SHOULD NOT COMPLETE SECTIONS II, III OR IV.**

IF THE PLAN DID NOT ANSWER "YES" TO BOTH QUESTIONS 1.7 (a) AND 1.7 (b) ABOVE OR TO QUESTION 1,7 (c) ABOVE, THEN THE PLAN MUST COMPLETE SECTIONS B, C AND D AND THE PERSON MAKING INVESTMENTS DECISIONS FOR THE PLAN MUST COMPLETE <u>EXHIBIT P-2</u>.

B. ACCREDITED INVESTOR STATUS. Please complete each of the following certifications:

The undersigned Plan certifies that it is an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA") and either (i) has total assets in excess of $5,000,000 or (ii) has its investment decision made by a plan fiduciary as defined in Section 3(21) or ERISA which is either a bank, savings and loan association, insurance company or registered investment adviser.

Yes _____ No _____

C. SUITABILITY OF TRUST AS INVESTOR

1.1 Current Net Worth of Plan: $ ____________________.

1.2 Net Income of Plan For:

2005 $ ____________________ 2004 $ ____________________

1.3 Anticipated Net Income of Plan For:

2006 $ ____________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

D. AUTHORITY

Please provide the following information concerning the Investor's authority to purchase shares:

1.1 Please provide the name(s) and title(s) of the persons who have authority to purchase shares on behalf of the Investor and who have made the decision to purchase shares.

____

____

1.2. Indicate by check mark whether permission or authorization from any person other than those listed in the answer to Question D. 1.1 is necessary in order for the Investor to effect the purchase of shares.

Yes ______ No ______

1.3 If the answer to Question D. 1.2 is "Yes," please provide the following additional information:

1.3.1 Identify all such persons from whom such additional permission or authorization is necessary.

____

____

____

1.3.2 Indicate by check mark whether such permission or authorization has been obtained.

Yes ______ No ______

1.3.3 Indicate when such permission or authorization was obtained.

____

____

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

PLEASE PRINT

I. GENERAL INFORMATION REGARDING INDIVIDUAL

1. Name: ______________________________

   Residence Address: ______________________________

   City: ______________ State: ______________ Zip: __________

   Business Telephone Number (___) ______________

   Home Telephone Number (___) ______________

   Facsimile Number (___) ______________

   State of Principal Residence: ______________ U.S. Citizen: Yes ______ No ______

   Social Security Number: ______________

2. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past three years.

   ____

   ____

3. Are you age 21 or older? Yes ______ No ______

II. ACCREDITATION AND SUITABILITY

1. Accredited Investor Status. Please complete each of the following certifications:

   (i) I certify that I have an individual net worth (or a joint net worth with my spouse) in excess of $1,000,000 (including homes, home furnishings, and automobiles).

   Yes ______ No ______

   (ii) I certify that I had individual income (excluding any income of my spouse) of more than $200,000 in each of the previous two calendar years or joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to reach the same income level in the current year.

   Yes ______ No ______

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Other (please describe).

____

____

____

2. Current Occupation.

(i) Profession, Business, or Employment:

____

____

(ii) Position or Duties:

____

____

3. College, Business, or Professional Education:

____

____

4. Investment experience.

(i) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities $ __________.

(ii) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(iii) Prior investments in other or limited offerings within the last five years:

( ) real estate ( ) partnerships ( ) corporate equity or debt
( ) other ______________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iv) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(v) Do you make your own investment decisions with respect to the investments described in 4 (i) (ii) (iii) and (iv) above?

( ) often ( ) occasionally ( ) seldom ( ) never

(vi) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Broker(s)
( ) Financial publication(s)
( ) Investment advisor(s)
( ) Trade or industry publication(s}
( ) Attorney(s)
( ) Banker(s)
( ) Accountant(s)

5. Income Information:

(i) Gross Income During Last Two Years

Individual 2005	Individual 2004	Joint 2005	Joint 2004	
________	________	________	________	Less than $50,000
________	________	________	________	$ 50,000 - $ 75,000
________	________	________	________	$ 75,001 - $200,000
________	________	________	________	$200,001 - $300,000
________	________	________	________	$300,001 or more

(ii) Anticipated Gross Income During 2006

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 75,000
________	________	$ 75,001 - $200,000
________	________	$200,001 - $300,000
________	________	$300,001 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-1

(iii) Current Net Worth

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(iv) Current Net Worth Exclusive of Home, Car, and Furnishings

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

(v) Current Value of Net Assets Including Cash and Cash Equivalents, Marketable Securities, Cash Surrender Value of Life Insurance, and Other Items Easily Convertible Into Cash.

Individual	Joint	
________	________	Less than $50,000
________	________	$ 50,000 - $ 99,999
________	________	$100,000 - $299,999
________	________	$300,000 - $599,999
________	________	$600,000 - $999,999
________	________	$ 1,000,000 or more

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

Gentlemen:

Please be advised that I am a (   ) trustee or (   ) other fiduciary agent (please specify) ________________________(check one) of________________________ a ( ) trust, or ( ) other entity (please specify) ________________________ (the "Purchaser"), and that I have made the cement decision, by myself or together with others, on behalf of the above-named Purchaser to cause such Purchaser to purchase shares. I understand that the information contained in this letter will be used to determine whether the Purchaser has, either alone or with its purchaser representative(s), such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in shares, and otherwise is suitable to purchase shares.

1. Current Occupation:

   (a) Profession, Business, or Employment:

   ____

   ____

   (b) Business Address and Telephone Number:

   ____

   ____

   (c) Position or Duties:

   ____

   ____

2. Prior Employment Positions or Occupations During Last Five Years (if different than above):

Dates	Employment, Position or Occupation
__________	______________________________
__________	______________________________
__________	______________________________
__________	______________________________

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

3. Business or Professional Education:

School	Field of Study	Dates of Attendance	Degree

4. Investment experience:

(a) Please indicate the frequency of your investment in marketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

Approximate current value of such securities: $ ____________.

(b) Please indicate the frequency of your investment in unmarketable securities:

( ) often ( ) occasionally ( ) seldom ( ) never

(c) Please indicate the frequency of your investment in tax credit investments:

( ) often ( ) occasionally ( ) seldom ( ) never

(d) Prior investments in or limited offerings:

Name	Type of Investment (R & D, Corporate Equity or Debt, Real Estates etc.)	Year of Investment	Amount Invested
			$
			$
			$

PLAN INVESTORS MUST COMPLETE THIS SECTION

EXHIBIT P-2

(e) Do you make your own investment decisions with respect to the investments described in 4 (a) (b) (c) and (d) above?

( ) always ( ) occasionally ( ) seldom ( ) never

(f) What are your principal sources of investment knowledge or advice? (You may check more than one.)

( ) First hand experience with industry
( ) Financial publication(s)
( ) Trade or industry publication(s)
( ) Banker(s)
( ) Broker(s)
( ) Investment advisor(s)
( ) Attorney(s)
( ) Accountant(s)

(g) Please provide in the space below any additional information which would indicate that you have sufficient knowledge and experience in financial and business matters so that you are capable of evaluating the merits and risks of investing in securities such as the shares.

____
____
____

I certify to the truth and accuracy of all of the information contained in this letter.

Very truly yours

Dated: ____________, 2006

____
Signature

____
Print Name

____
Title

____
Name of Plan

ACCEPTANCE BY LATIN TELEVISION, INC.

Latin Television, Inc. hereby acknowledges receipt from ______________________________ of (i) such subscriber's check in the amount of $____________, and (ii) this subscription for ____________ shares for an aggregate price of $__________ ($0.10 per share) as of ________________, 2006.

ACCEPTED BY THE COMPANY this the ________ day of ____________________, 2007.

LATIN TELEVISION, INC.

By: ______________________________

Randall S. Appel, President

Exhibit A

INFORMATION FOR RESIDENTS OF CERTAIN STATES

<u>INFORMATION FOR RESIDENTS OF CERTAIN STATES</u>

EVERY PROSPECTIVE PURCHASER SHOULD READ THE DISCLOSURE BELOW. OFFERS AND/OR SALES MAY ONLY BE MADE IN THOSE STATES DESIGNATED BY THE COMPANY.

<u>ALL STATES</u>: PRESENCE OF A LEGEND OF ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN THAT AN OFFER OR SALE MAY BE MADE IN ANY PARTICULAR STATE. THE ATTACHED REGULATION A OFFERING MAY BE SUPPLEMENTED BY ADDITIONAL STATE LEGENDS. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE ADVISED TO CONTACT THE COMPANY FOR A CURRENT LIST OF STATES IN WHICH OFFERS OR SALES MAY BE LAWFULLY MADE.

THESE SECURITIES ARE BEING ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION OR QUALIFICATION PROVISION OF THE SECURITIES LAWS, SPECIFICALLY REGULATION A OF THE SECURITIES ACT OF 1933 UNDER THE FEDERAL LAW, AND VARIOUS SELF-EXECUTING LIMITED OFFERING EXEMPTIONS OR ISOLATED TRANSACTION EXEMPTIONS IN THE STATES WHERE AN OFFERING WILL BE MADE, WHICH THE OFFEROR INTENDS TO FULLY COMPLY WITH AND IS TAKING SPECIFIC INTERNAL STEPS TO DO SO. ALL SHARES ACQUIRED AS PART OF THE OFFERING, INCLUDING SHARES THAT MAY BE ACQUIRED BY OUR "AFFILIATES" AS DEFINED BY RULE 144 UNDER THE SECURITIES ACT, MAY BE SUBJECT TO THE RESALE LIMITATIONS OF RULE 144 UNDER THE SECURITIES ACT AND MAY BE DEEMED "RESTRICTED SECURITIES" UNDER RULE 144 IN THAT THEY WILL HAVE BEEN ORIGINALLY ISSUED AND SOLD BY US IN TRANSACTIONS IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT THAT ENCOMPASSES RULE 144. UNLESS A SPECIFIC EXEMPTION IS AVAILABLE AT BOTH THE FEDERAL AND STATE LEVEL THAT WOULD ALLOW OTHERWISE, ALL SHARES TO BE ISSUED IN CONNECTION WITH THIS OFFERING WILL BE DEEMED RESTRICTED SECURITIES UNDER RULE 144 UNTIL SUCH TIME AS THE SHARES ARE REGISTERED FOR SALE UNDER THE SECURITIES ACT.

THE ATTACHED REGULATION A OFFERING IS NUMBERED AND ONLY DIRECTED TO THE SPECIFIC INDIVIDUAL OR ENTITY INDICATED ABOVE. IT IS FURTHER ASSUMED THAT SUCH OFFEREE RESIDES IN THE JURISDICTION AS INDICATED ABOVE. THIS OFFERING DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS UNLAWFUL. THE OFFEREE, BY ACCEPTANCE OF DELIVERY OF THIS OFFERING, AGREES NOT TO DELIVER OR DISTRIBUTE THIS OFFERING TO ANY PERSON, FIRM OR ENTITY OTHER THAN HIS/HER ADVISORS.

Exhibit (5) Voting Trust Agreement E-5

NOT APPLICABLE

Exhibit (6) Material Contracts

ASSET PURHCHASE AGREEMENT
Among
LTV NETWORKS, INC. AND NEW LTV ACQUISITION, L.L.C.

ASSET PURCHASE AGREEMENT

among

LTV NETWORKS, INC.

and

NEW LTV ACQUISITION, LLC

This Asset Purchase Agreement (this "Agreement") is entered into this 6th day of October, 2004, by and among LTV NETWORKS, INC. a New York corporation ("LTV"), and NEW LTV ACQUISITION, LLC, ("NEWCO") a Delaware limited liability company.

RECITALS

A. LTV Networks, Inc. ("LTV") operates a television, cable and broadband network and filed for Chapter 11 bankruptcy relief on August 29, 2003 in the Bankruptcy Court;

B. New LTV Acquisition, LLC desires to purchase from LTV all of the assets necessary to the conduct of the Business, consisting of the Purchased Assets, all upon the terms and conditions hereinafter set forth;

C. [INTENTIONALLY LEFT BLANK];

D. The Board of Directors of LTV and LTV Stockholders have approved this Agreement and the transactions contemplated herein;

E. The transactions contemplated herein are subject to Bankruptcy Court approval;

F. LTV has determined that it is in the best interests of LTV to sell the Purchased Assets and is willing to sell, transfer, convey, assign and deliver the Purchased Assets to New LTV Acquisition, LLC ("NEWCO"), and New LTV Acquisition, LLC is willing to purchase the Purchased Assets, all upon the terms and conditions hereinafter set forth; and

G. The parties desire that the foregoing be effected.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

ARTICLE I.

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings given those terms below or in the section of this Agreement referenced below:

"**Action**" means any action, order, writ, injunction, judgment or decree outstanding, or claim, suit, litigation, investigation or proceeding including any cause of action arising under the Bankruptcy Code.

"**Affiliate**" of a Person means any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Assets**" means all of LTV's right, title and interest in and to property, including, without limitation, cash, accounts, investments, intangibles and rights used in any way in or held by the Business, including the Equipment, Authorizations, Contracts, Intellectual Property, and Books and Records.

"**Assignment**" is defined in *Section 10.*

"**Authorizations**" means, with respect to the Business, all licenses, permits, and authorizations issued by any Governmental Authority (including pending applications for any of the foregoing).

"**Bankruptcy Code**" means title 11 of the United States Code, as of the date first set forth above.

"**Bankruptcy Court**" means the United States Bankruptcy Court for the Southern District of New York.

"**Bill of Sale**" means the Bill of Sale and Assignment in the form attached hereto as Exhibit A.

"**Books and Records**" means all books and records of LTV that relate to the Purchased Assets or Business, including (i) books and records relating to the purchase of materials and supplies, invoices, customer lists, supplier lists and personnel records; and (ii) computer software and data in computer readable and/or human readable form used to maintain such books and records together with the media on which such software and data are stored and all documentation relating thereto.

"**Board of Directors**" means the Board of Directors of any specified Person and any committee thereof.

"**Business**" means all of the business and operations of LTV, including the Web Site.

"**Business Day**" means any day on which banks are not required or authorized to close in New York, New York.

"**Business Plan**" means the business plan of LTV.

"**Charter Documents**" means any of the certificate of incorporation, bylaws, agreement of limited partnership, operating agreement or other organizational document.

"**Claim**" *has the meaning* ascribed to it in Section 101(5) of the Bankruptcy Code.

"**Closing**" means the consummation of the transactions contemplated by this Agreement on the Closing Date.

"**Closing Date**" is defined in Article X.

"**Closing Place**" means the offices of Bruce Weiner, Esq., Attorney for Debtor, Rosenberg, Musso, and Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York 11242.

"**Creditors Committee**" means the committee of creditors appointed by the Bankruptcy Court.

"**Consents**" means any and all consents, approvals, authorizations and waivers of, and notices to, Governmental Authorities or other Persons required for consummation of the transactions contemplated by this Agreement, including clearance under the United States Bankruptcy Code.

"**Contracts**" means all leases, licenses, contracts, commitments, understandings and agreements to which LTV is a party or by which its Assets are bound, whether written or oral.

"**Domain Name**" means "LTVBROADBAND.com."

"**Employees**" means any persons employed by LTV on a full-time or part-time basis.

"**Employment Agreements**" means the Employment Agreements between LTV and each of the Key Employees.

"**Encumbrance**" means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, equity, option, charge, limitation on voting rights, right to receive dividends, dissenters' or appraisal rights, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"**Equipment**" means all media, equipment, furniture, fixtures, furnishings, machinery, computer hardware, Inventory and other tangible personal property used in the Business.

"**Financial Statements**" means the financial statements of LTV.

"**GAAP**" means generally accepted accounting principles, consistently applied from prior periods.

"**Indebtedness**" means, *all approved claims*, as of the Bankruptcy Court's determination date, consisting of (a) all indebtedness or obligations of LTV for borrowed money or for the deferred payment for property or services (in each case, including trade payables and accrued expenses incurred and payable in the ordinary course of LTV's business), (b) any indebtedness of LTV that is evidenced by a note, bond, debenture or similar instrument of indebtedness (and in respect of each of (a) and (b) all accrued interest, fees and other charges payable with respect thereto) and (c) all obligations of LTV in respect of all manner of leases.

"**Intellectual Property**" means all United States and worldwide: (i) inventions (whether patentable or unpatentable, whether or not reduced to practice, and/or whether developed alone or jointly with others), all improvements thereto, patents, patent applications, patent and invention disclosures, and all other rights of inventorship, together with all continuations, continuations-in-part, divisions, revisions, supplementary protection certificates, extensions and re-examinations thereof; (ii) Internet domain names (including the Domain Name), trademarks,

service marks, trade dress, trade names, logos, designs, slogans, product names, corporate names, together with all of the goodwill symbolized thereby and associated with LTV Networks, Inc., therewith, and registrations and applications for registration thereof and renewals thereof; (iii) copyrights (registered or unregistered), copyrightable works, rights of authorship, and registrations and applications for registration thereof and renewals thereof; (iv) Internet web sites (including the Web Site); and (v) all rights to sue and collect remedies for any past, present and future infringement of any of the foregoing, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide.

"**Key Employees**" means Alexander Arandia and Randall S. Appel.

"**Liability**" and "**Liabilities**" means any or all liabilities, obligations or commitments of any nature, absolute, accrued, contingent or otherwise, whether matured or unmatured.

"**Lien**" has the meaning ascribed to it in section 101(37) of the Bankruptcy Code.

"**LTV's Other Agreements**" means any agreements, documents and instruments, other than this Agreement, to be executed and delivered by LTV in connection with the transactions contemplated by this Agreement.

"**LTV Assets**" means Assets of LTV, having a market value at the Closing of ONE MILLION FOUR HUNDRED THOUSAND DOLLARS ($1,400,000.00) to be delivered by LTV as consideration for the Purchase Price.

"**Material Adverse Change**" means any change (or series of related changes) that, individually or in the aggregate, has resulted in, or is reasonably likely to result in the future, in a material adverse change in the business, financial condition, or results of operations of LTV.

"**Material Adverse Effect**" means a material adverse effect on the Business, financial condition, or results of operations of LTV or on the ability of LTV to perform its obligations under this Agreement or the Other Agreements contemplated hereby or thereby.

"**Non-Competition Agreements and Key Employee Agreements**" means the employment agreements.

"**Outside Date**" is defined in Section 12.

"**Person**" means any person or entity, whether an individual, trustee, corporation, general partnership, limited partnership, trust, limited liability joint stock, unincorporated organization, business association, firm, joint venture, Governmental Authority or any other entity or organization.

"**Personal Property**" means any tangible personal property used by LTV in conducting the Business.

"**NEWCO**" means New LTV Acquisition, LLC, a Delaware limited liability corporation.

"**Purchase Price**" is defined in *Section 2.2*.

"**Purchased Assets**" means all Assets, other than Actions.

"**Representative**" means any officer, director, principal, attorney, agent, employee or other representative of any Person.

282514, Final

"**Sale Order**" is defined in as a final order from the Bankruptcy Court approving the sale of LTV's Assets under the terms of this transaction.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Trinity Capital**" is the Bankruptcy Court's appointed investment banker for LTV

"**Web Site**" means the Internet web site operated by LTV and identified by the Domain Name.

All other capitalized terms not defined in this Article I shall have the meanings assigned to such terms in the body of this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS

Section 2.1

Agreement of Purchase and Sale.

On the terms and subject to the conditions of this Agreement and in reliance upon the representations and warranties contained herein, at the Closing, LTV shall sell, transfer, convey, assign and deliver, (or cause to be sold, transferred, conveyed, assigned and delivered) to NEWCO, and NEWCO shall purchase, acquire and accept, all of LTV's right, title and interest in and to all the Purchased Assets of every kind, character and description, tangible or intangible, real, personal or mixed, and wherever located, including all of the Assets, free and clear of all Liens and Claims pursuant to § 363 of the Bankruptcy Code with such Liens and Claims to attach to the proceeds of sale. LTV shall take action as shall be necessary to sell, transfer, convey, assign and deliver the Purchased Assets to NEWCO in accordance herewith.

NEWCO acknowledges that LTV is a Chapter 11 debtor-in-possession in a case pending before the United States Bankruptcy Court in the Southern District of New York and that all obligations of LTV are conditioned upon entry of the Sale Order by the Bankruptcy Court authorizing LTV to enter into contract. LTV agrees to promptly file a motion seeking approval of the contract.

NEWCO further acknowledges that this contract is subject to higher/better offers, if any, to be made at a hearing on approval of the contract and that LTV will advertise the sale on thirty (30) days notice in the classified section of the New York Times. NEWCO shall receive notice of the return date of Seller's motion.

Section 2.2

(a) **Purchase Price**. At the Closing, upon the terms and subject to the conditions set forth herein, NEWCO shall pay LTV the sum of ONE MILLION FOUR HUNDRED THOUSAND DOLLARS ($1,400,000.00) *in immediately available funds for the Assets.*

281114. Final

(ii) As soon as reasonably possible after the Closing (but not later than sixty (60) days after the Closing) NEWCO shall prepare and deliver to LTV, on behalf of LTV, IRS Form 8594, Asset Acquisition Statement under Section 1060 of the I.R.S. Code (the "Preliminary Form 8594"). The Preliminary Form 8594 shall be binding and conclusive upon, and deemed accepted by LTV; provided, however, that not more than $10,000 shall be allocable to equipment.

ARTICLE III

OTHER AGREEMENTS

Section 3.1 Instruments of Conveyance and Transfer; Further Assurances; Access.

(a) Instruments of Conveyance and Transfer. At the Closing, LTV shall deliver to NEWCO all necessary bills of sale, deeds, endorsements, certificates of title, assignments and other good and sufficient instruments of conveyance and transfer, as shall be effective to vest in NEWCO good, marketable and insurable title to the Purchased Assets in accordance herewith. Simultaneously therewith, LTV shall take all steps as may be required to put NEWCO in possession and exclusive operating control of the Purchased Assets.

(b) Further Assurances. LTV further agrees that it will execute and deliver to NEWCO such additional instruments and documents and take such further action as NEWCO may reasonably require at no cost or expense to LTV in order to more fully vest, record and/or perfect NEWCO's title to, or interest in the Assets.

(c) Access to Books and Records. NEWCO shall, following the Closing, give to LTV and each of their authorized representatives, and the Creditors Committee and its authorized representatives such access, during normal business hours and upon prior notice, to such Books and Records constituting part of the purchased Assets as shall be reasonably necessary for LTV in connection with the preparation and filing of LTV's Tax Returns for periods prior to the Closing Date, and to make extracts and copies of such Books and Records at the expense of LTV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF LTV

To induce NEWCO to enter into this Agreement and consummate the transactions contemplated hereby, LTV represents and warrants to NEWCO, as of the date hereof and the Closing Date as follows:

Section 4.1 Organization.

LTV is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has full corporate power and authority to conduct the Business as it is presently being conducted.

Section 4.2 [INTENTIONALLY LEFT BLANK].

Section 4.3: [INTENTIONALLY LEFT BLANK].

Section 4.4: [INTENTIONALLY LEFT BLANK].

Section 4.5: Real Property and Personal Property.

(a) *Except as set forth on Schedule 1 hereof*, with respect to each lease of Real Property, all rent and other sums and charges payable by LTV *as a tenant are current through September 30, 2004. LTV does not own any Real Property.*

(b) Equipment List: Set forth on Schedule 2 is a list and description of all LTV's Equipment.

Section 4.6: [INTENTIONALLY LEFT BLANK]

Section 4.7: Consents and Bankruptcy Conditions Precedent.

Other than Bankruptcy Court approval, there are no Consents or Authorizations required in connection with the execution and delivery by LTV of this Agreement and the conveyances contemplated hereby and thereby, the carrying out by LTV of its obligations hereunder, and the sale, transfer, conveyance, assignment and delivery of the purchased Assets to NEWCO in accordance herewith

Section 4.8: Financial Statements.

The Financial Statements are prepared in accordance with the Books and Records and U.S. generally accepted accounting principles ("GAAP") and fairly present the financial condition and results of operations indicated thereby in all material respects as of the dates and for the periods indicated.

Section 4.9: Litigation.

Except as set forth on LTV's Bankruptcy Court filings, there is no Action pending or, to the knowledge of LTV, threatened against, relating to or affecting (i) LTV, or (ii) the Assets.

Section 4.10: Compliance with Laws.

LTV is in compliance with all applicable federal, state and local laws, statutes, orders, ordinances and regulations and has not received any notice to the effect that, or otherwise been advised that, it is not in compliance with, and there are no presently existing circumstances relating the Business that are likely to result in violations of, any of the Authorizations or any such laws, statutes, orders, ordinances or regulations.

Section 4.11: Intellectual Property, Royalties, Licensing Fees and Infringement.

Schedule 2 sets forth a complete and correct description of all Intellectual Property owned in whole or in part by LTV. LTV represents that: (i) except for licensing, syndication and/or barter fees paid by LTV for some of its programming, in the ordinary course of business, no Person, has a right to receive a royalty or similar payment with respect to any LTV programming; (ii) all licenses granted by or to LTV, or any other agreements to which LTV is a party, relating in whole or in part to LTV programming does not infringe upon or otherwise violate the rights of any third party; (iv) no proceedings have been instituted against or notices received by LTV alleging that such use of its Intellectual Property infringes upon or otherwise violates any rights of a third party; and (v) LTV is not, nor will it be as a result of the execution, delivery and performance of this Agreement, in violation of any license or agreement to use any Intellectual Property.

282514. Final

Section 4.12 [INTENTIONALLY LEFT BLANK].

Section 4.13

Financial Advisor. With Bankruptcy Court approval, LTV and the Bankruptcy Court's Creditors Committee have jointly selected Trinity Capital to serve as its financial advisor and LTV shall be responsible for all fees payable to the financial advisor in connection with the transactions contemplated by this Agreement. No Person engaged by LTV is entitled to receive any brokerage or finder's commission in connection with the transactions contemplated hereby.

Section 4.14 Authorization.

Subject to Bankruptcy Court order, LTV has the power and authority to enter into this Agreement and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by LTV and is a legally valid and binding obligation of LTV and is enforceable against LTV in accordance with its terms *except as otherwise provided by Bankruptcy Court order.*

Stockholder Consent. LTV has obtained the due consent of the LTV Stockholders to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. Such consent has not been revoked and is in full force and effect.Employment. LTV has provided to NEWCO copies of any employment, severance or other compensation contracts and agreements, *if any,* relating to any such Employees. LTV has also provided to NEWCO true, correct and complete copies of all written personnel policies, rules or procedures applicable to Employees of LTV. Further, LTV is not in violation of any applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, nor has LTV ever been; (ii) nor are any charges with respect to or relating to LTV pending before the Equal Employment Opportunity Commission or any other agency responsible for the prevention of unlawful employment practices; (iii) nor has LTV received notice of the intent of any federal, state or local agency responsible for the enforcement of labor or employment laws to conduct an investigation with respect to or relating to LTV and no such investigation is in progress.

Section 4.15 Undisclosed Liabilities.

Except as reflected in the Financial Statements and LTV's Bankruptcy Court schedules, there are no Liabilities of LTV as of the date hereof and as of the Closing hereunder of any kind whatsoever, whether or not accrued, determined or determinable, known or unknown, fixed or contingent, matured or unmatured (including tax liabilities due or to become due). *Upon the consummation of the transactions contemplated hereby, NEWCO will not assume or be liable for any Liability of LTV.*

Section 4.16 Further Assurances.

LTV believes that all parties hereto have conducted arm's length negotiations and have acted in good faith.

Section 4.17 Disclosure.

(a) No representations or warranties by LTV in this Agreement, including the bankruptcy schedules, or any other document (including, without limitation, the financial statements,

783514 Plant

certificates, or other writing furnished or to be furnished by LTV to NEWCO or any of its representatives) referred to herein or provided pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading. There is no fact known to LTV which has or could have a Material Adverse Effect on the purchased Assets, which has not been set forth in this Agreement, including the Financial Statements, any schedule, exhibit, or certificate delivered in accordance with the terms hereof or any document or statement in writing which has been supplied by or on behalf of LTV or by any director or officer of LTV in connection with the transactions contemplated by this Agreement.

(b) LTV has furnished or caused to be furnished to NEWCO complete and correct copies of all agreements, instruments and documents each is complete and correct.

ARTICLE V

INTENTIONALLY LEFT BLANK

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF NEWCO

Section 6.1: Organization of NEWCO.

NEWCO is duly organized as a Delaware limited liability corporation, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business as it is presently conducted and to own and lease the properties and assets owned by it.

Section 6.2: Authorization.

NEWCO has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder. This Agreement has been duly executed and delivered by NEWCO and is a legally valid and binding obligation of NEWCO enforceable against NEWCO in accordance with its terms.

Section 6.3: No Conflict or Violation.

Neither the execution and delivery of this Agreement by NEWCO nor the consummation by NEWCO of the transactions contemplated hereby will (a) result in a violation of or a conflict with any provision of the Charter Documents of NEWCO, (b) result in a breach of, or a default under, any term or provision of any contract to which NEWCO is a party or by which any of its properties is bound, or an event that with notice, lapse of time or both, would result in any such breach or default, (c) require any consent, waiver or approval of any third party under any contract to which NEWCO is a party or by which any of its properties is bound, (d) result in a

violation by NEWCO of any applicable statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award.

Section 6.4: Consents.

No further Consent is required to be made or obtained by NEWCO in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE VII

COVENANTS

Section 7.1: Access to Information.

Prior to the Closing Date, subject to compliance with applicable laws, LTV shall, upon reasonable request, afford to NEWCO, and their respective Representatives reasonable access during normal business hours to all properties, books, accounts, contracts, documents and records of LTV and provide NEWCO the opportunity to interview the Employees, customers, and suppliers of LTV, as NEWCO may reasonably request. NEWCO and LTV shall use commercially reasonable efforts to coordinate their requests and activities under this Section 7.1 with LTV's need for security and to assist LTV in minimizing disruption to the Business.

Section 7.2: LTV's Pre-Closing Covenants.

(a) Except as otherwise consented to in writing, LTV covenants that, throughout the period commencing on the date hereof and ending on the Closing Date, it shall (i) operate the Business strictly in accordance with the Business Plan, (ii) not engage in any practice, take or omit to take any action or enter into any agreement which, had it been taken or omitted or entered into prior to the date hereof, (iii) use its reasonable best efforts to satisfy, as soon as is reasonably practicable, the conditions required to consummate the transactions contemplated hereby, and (iv) promptly notify NEWCO of any fact, event, circumstance or action (x) that, if known on the date hereof, would have been required to be disclosed to NEWCO and LTV pursuant to this Agreement, or (v) the existence or occurrence of which would cause LTV's representations or warranties not to be correct and complete in all material respects.

(b) *Subject to Bankruptcy Court approval*, NEWCO shall have entered into the Employment Agreement with each of the Key Employees and, from the date hereof until the Closing, shall perform all of its obligations under such Employment Agreements, cause each of the Key Employees to do the same, and shall maintain such Employment Agreements in full force and effect. LTV shall not take any action, to encourage any of the other Employees of LTV to leave their positions with LTV.

(c) The purchased Assets shall be conveyed to NEWCO free and clear of all Encumbrances.

(d) LTV's Financial statements shall (i) have been prepared in accordance with the Books and Records and GAAP, and (ii) fairly present the financial condition and results of operations indicated thereby, in all material respects as of the dates and for the periods indicated; and NEWCO shall have received a certificate (signed by the President of LTV) to such effect.

Section 7.3: NEWCO's and LTV's Pre-Closing Covenants.

LTV and NEWCO covenant that, throughout the period commencing on the date hereof and ending on the Closing Date, they shall (i) use reasonable best efforts to satisfy, as soon as is reasonably practicable, the bankruptcy and corporate conditions required to consummate the transactions contemplated hereby, and (ii) promptly notify NEWCO of any fact, event, circumstance, or action (iii) that, if known on the date hereof, would have been required to be disclosed to LTV pursuant to this Agreement, or (iv) the existence or occurrence of which would cause LTV's or NEWCO's representations or warranties not to be correct and complete in all material respects.

Section 7.4: Taxes.

(a) LTV shall deliver to NEWCO, on or before the Closing Date, an affidavit to the effect that LTV is not a "foreign person" within the meaning of Section 1445 of the I.R.S. Code.

(b) LTV'S sale to NEWCO shall be free and clear of tax claims and on notice to taxing authorities.

Section 7.5: Further Assurances.

On and after the Closing Date, the parties will take all appropriate action and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out any of the provisions hereof.

Section 7.6 [INTENTIONALLY LEFT BLANK]

Section 7.7 Key Employees.

(a) At the Closing, NEWCO will enter into the Employment Agreements for the Key Employees; provided, however, that the Key Employees shall continue to cooperate with LTV, the Creditors Committee and their respective representatives in connection with all matters relating to the winding up of LTV's affairs.

(b) NEWCO may, but shall not have any obligation, to offer employment, commencing on the Closing Date to such of the other Employees of LTV. Any such Employee to whom NEWCO offers employment and who accepts such offer of employment shall be referred to herein as a "Transferred Employee." Purchaser shall have no responsibility for severance pay or any other liability with respect to any Transferred Employee or with respect to any Employee who declines NEWCO's offer of employment or fails to commence employment with NEWCO after acceptance of such offer. LTV shall not attempt to retain any of the Employees or in any way interfere with NEWCO's efforts to employ such individuals.

Section 7.8: Savings Plan.

(a) Effective as of the Closing Date, NEWCO shall sponsor a 401(k) Plan.

Section 7.9 Non-Competition Agreements.

On or before the Closing, LTV shall cause each of the Key Employees to execute a Non-Competition Agreement which shall inure to the benefit of NEWCO.

ARTICLE VIII

CONDITIONS TO LTV AND NEWCO OBLIGATIONS

The obligations of LTV and NEWCO to complete the transactions contemplated by this Agreement are subject to the satisfaction or waiver, in the discretion of NEWCO, on or prior to the Closing Date, of each of the following conditions:

Section 8.1: Representations, Warranties and Covenants.

All representations and warranties of LTV contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date (except those that are made as of a specific point in time), and LTV shall have performed (except where failure to perform would not have a material adverse effect on NEWCO's ability to perform its obligations under this Agreement) all agreements and covenants required hereby to be performed by it prior to or at the Closing Date.

Section 8.2: Bankruptcy Court.

The Bankruptcy Court shall have entered an order pursuant to section 363 of the Bankruptcy approving this agreement in all respects and finding that NEWCO has acted in good faith within the meaning of section 363(m) of the Bankruptcy Code.

Section 8.3: Governmental Proceeding or Litigation.

No Action by any Governmental Authority or other Person shall have been instituted or threatened that questions the validity or legality of the transactions contemplated hereby.

Section 8.4: Waiver of Conditions.

NEWCO may, in its discretion, waive in whole or in part at or prior to the Closing Date the failure or satisfaction of any of the conditions precedent to its obligations set forth herein. No such waiver shall be effective unless made in writing.

ARTICLE IX

[INTENTIONALLY LEFT BLANK]

ARTICLE X

CLOSING

The Closing shall occur eleven Business Days following entry of the Approval Order provided that such order is not the subject of a stay of a court of competent jurisdiction, unless another date or place is agreed to in writing by the parties hereto, take place at the Closing Place or at such other place agreed to by the parties. The physical presence of any party or their Representatives shall not be a required condition of the Closing if such Party has performed all acts and delivered all items and documents necessary for the Closing (the time and date of such Closing being herein called the "Closing Date"). On the Closing Date at the Closing Place:

Section 10.1: Deliveries by LTV.

(a) **Closing Documents.** LTV shall deliver to NEWCO the following documents which shall be satisfactory to NEWCO in its sole discretion in form and substance:

(i) LTV's Closing Certificate;

(ii) INTENTIONALLY LEFT BLANK.

(iii) a certificate of incumbency for the officer(s) executing documents on behalf of LTV and certified copy of the resolution(s) duly adopted by the directors of LTV signed by the Secretary, authorizing the transactions contemplated by this Agreement;

(iv) a certified copy of the resolution(s) duly adopted by the LTV Stockholders and signed by the Secretary, authorizing the transactions contemplated by this Agreement and LTV's Other Agreements;

(v) the signed Sale Order from the Bankruptcy Court approving the § 363 sale to NEWCO.

(vi) copies of the executed Employment Agreements with the Key Employees;

(viii) the signed Non-Competition Agreements;

(iv) the Books and Records of LTV;

(v) the Bill of Sale; and

(vi) such other documents, certificates and items as may be required as a condition to NEWCO's obligation to consummate the transactions contemplated by this Agreement.

(vii) At the Closing, LTV shall deliver to NEWCO an assignment or rejection of its interest under each of the real property leases (collectively, the "Leases" and each, individually, a "Lease"), along with the consent to assignment of the other party to the Lease, each in form and substance acceptable to NEWCO.

ARTICLE XI

BREAKUP FEES, EXPENSES AND OTHER MATTERS

Simultaneously with the Closing, LTV shall take all steps requisite to put NEWCO in actual possession and operating control of the purchased Assets including disclosure to such persons as NEWCO may designate of LTV's trade secrets, media properties and proprietary information pertaining to the Purchased Assets.

Section 11.1: Failure to Consummate Transaction Due to Subsequent Higher Bidder

In the event NEWCO does not close due to a higher bidding qualified third party, who is approved by the Bankruptcy Court, the parties hereto agree that NEWCO shall be entitled to a "break up" fee of $70,000 and an administrative priority claim for all money advanced by NEWCO or on behalf of NEWCO to LTV and for reimbursement of all of NEWCO'S due diligence, professional, and other expenses incurred to date, along with all due diligence costs and expenses incurred on behalf of LTV to the date of Closing.

Section 11.2: Deliveries by NEWCO to LTV:

NEWCO shall deliver to LTV:

(a) NEWCO's Closing Certificate;

(b) a certificate of incumbency for the officer(s) executing documents on behalf of NEWCO and certified copy of the resolution(s) of NEWCO and signed by the Secretary of NEWCO authorizing the transactions contemplated by this Agreement;

(c) Employment Agreements to the Key Employees, or assigns; and

(d) such other documents, certificates and items as may be required under this Agreement as a condition to LTV's obligation to complete the transactions contemplated hereto.

Section 11.3: Deliveries by LTV to NEWCO.

LTV shall deliver to LTV:

(a) LTV's Closing Certificate;

(c) a certificate of incumbency for the officer(s) executing documents on behalf of LTV and certified copy of the resolution(s) duly adopted by the Board of Directors of LTV and signed by the Secretary of LTV authorizing the transactions contemplated by this Agreement;

(d) such other documents, certificates and items as may be required as a condition to LTV's obligation to complete the transactions contemplated by this Agreement.

ARTICLE XII

TERMINATION AND DEFAULT

Section 12.1: General.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to only if the Closing shall not have occurred prior and the Closing did not fail to occur as a result of any action taken by or on behalf of NEWCO.

Section 12.2: Procedure Upon Termination.

In the event of the termination of this Agreement, written notice thereof shall promptly be given to the other party hereto and this Agreement shall terminate, all further obligations of the parties hereunder to satisfy the conditions precedent to the Closing shall terminate, and the transactions contemplated hereby shall be abandoned without further action or liability by any of the parties hereto, except that nothing shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

Section 12.3: Default.

In the event NEWCO defaults, NEWCO will forfeit any right it has to reimbursement of sums advanced to LTV and reimbursement of its due diligence, professional, and other expenses.

ARTICLE XIII
MISCELLANEOUS

Section 13.1: Assignment.

Neither this Agreement nor the rights, duties and obligations contemplated hereby may be assigned or otherwise transferred by a party, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties including the Creditors Committee *or authorization by the Bankruptcy Court.*

Section 13.2: Notices.

Except as otherwise provided, all notices that are permitted or required under this Agreement shall be in writing and shall be deemed given (a) when delivered personally, (b) if by fax upon transmission with confirmation of receipt by the receiving party's facsimile terminal, or (c) if sent by documented overnight delivery service on the date delivered, addressed as follows, or to such other person or address as may be designated by notice to the other party:

If to NEWCO, to:

____

____

____

____

With a copy (which shall not constitute notice) to:
Mark A. Hutner, Esq.
Arvesu & Associates, PLLC
201 Alhambra Circle, Suite 502
Coral Gables, Florida 33134

or if to LTV to:

____

____

____

____

With copies (which shall not constitute notice) to:
ROSENBERG, MUSSO & WEINER, LLP
Attorneys for LTV Networks, Inc.
(Debtor in Possession)
26 Court Street, Suite 2511
Brooklyn, NY 11242
Telephone: (718) 855-6840
Facsimile: (718) 625-1966

Section 13.3 Choice of Law; Venue and Jurisdiction.

(a) This Agreement and the rights and obligations of the parties hereunder shall be governed by the substantive laws of the State of New York applicable to contracts made and to be performed therein, without reference to principles of conflicts of laws, and the applicable provisions of the United States Bankruptcy Code.

(b) The Bankruptcy Court shall retain exclusive venue and jurisdiction for any dispute, claim or controversy arising out of or relating to this Agreement, or the interpretation or breach thereof. The parties waive any objections to such venue and irrevocably agree to submit to the jurisdiction of such court.

(c) The provisions of this paragraph shall survive the closing.

Section 13.4 Entire Agreement; Amendments; Waivers.

This Agreement, together with all exhibits and schedules hereto, and the Other Agreements constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing.

Section 13.5: Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 13.6: Invalidity.

In the event that any one or more of the provisions contained in this Agreement, in any of the Other Agreements, or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement, the Other Agreements and such instruments.

Section 13.7: Headings.

The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 13.8 Expenses.

Each of LTV and NEWCO will be liable for its own expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement prior to Closing.

Section 13.9 Publicity.

Except as required by law, none of the parties shall issue any press release or make any public statement without the prior approval of the other party. NEWCO and LTV shall consult

with each other prior to issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and prior to making any filings with any Governmental Authority or with any national securities exchange with respect thereto.

Section 13.10 Parties Obligated and Benefited.

This Agreement will be binding upon the parties hereto and their respective assignees and successors in interest and will inure solely to the benefit of such parties and their respective assigns and successors in interest, and, except as otherwise provided herein, no other Person will be entitled to any of the benefits conferred by this Agreement, *unless otherwise required by Bankruptcy Court order.*

IN WITNESS WHEREOF, each of the parties listed below has executed this Agreement or has caused this Agreement to be duly executed on its behalf by its duly-authorized officer, as of the day and year first above written.

LTV NETWORKS, INC.

By: RADANS [illegible]
Its: PRESIDENT/CEO
Dated: 10/6/04

NEW LTV ACQUISITION, LLC

By: R. D. PETTERSON
Its: President/CEO
Dated: 061004

CHAPTER 11

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

IN RE: LTV NETWORKS, INC. DEBTOR.	Chapter 11 Case No. 03-42071-ALG

ORDER (i) APPROVING CONTRACT OF SALE BETWEEN THE DEBTOR AS SELLER AND NEW LTV ACQUISITION, LLC AS PURCHASER; (ii) AUTHORIZING THE DEBTOR TO SELL PROPERTY PURSUANT TO SECTION 363 OF THE BANKRUPTCY CODE

UPON THE MOTION (the "Motion) of LTV Networks, Inc. (the "Debtor"), for an Order (i) approving a contract of sale (the "Contract of Sale") between the Debtor and New LTV Acquisition, LLC ("New LTV"); (ii) authorizing the Debtor to sell to New LTV the assets of the Debtor (the "Assets") as set forth in the Contract of Sale, free and clear of any liens, claims and encumbrances, pursuant to sections 363(b) and 363(f) of title 11 of the United States Code (the "Bankruptcy Code"), other than as set forth in the Contract of Sale, for the sum of $1,400,000.00, or to such higher and better purchaser at the hearing on the sale (the "Sale Hearing"), and (iv) granting such other and further relief as may be just and proper and

IT APPEARING THAT the Debtor has provided notice to all parties in interest; and

IT FURTHER APPEARING THAT objections to the relief requested in the Motion (the "Objections") were filed by John J. Quinn ("Quinn"), Spider Financial, Inc., Zachary Prensky, and Hank Ross ("Spider") and the Official Committee of Unsecured Creditors ("Creditors Committee");

and

UPON THE RECORD of the hearing held before me on November 17, 2004;

IT APPEARING THAT New LTV has extended an offer at the Sale Hearing to purchase the Assets for $1,400,000 (the "Offer"), in the Contract of Sale which is annexed as Exhibit A to the application in support of the motion; and

IT APPEARING THAT the Objections to the Motion are resolved as stated on the record at the Sale Hearing and in accordance with this Order; and

AFTER HEARING COUNSEL for the Debtor, counsel for the Creditors Committee, counsel for New LTV, counsel for Spider, and counsel for Quinn, and after the Sale held by the Debtor at the Sale Hearing, this Court finds that the Offer is the highest and best offer made for the Property; and

AFTER DUE DELIBERATION, the relief requested in the Motion appears reasonable and in the best interests of the Debtor and its estate and sufficient cause appears therefore; accordingly it is

FOUND, that:

1. The Debtor is a debtor-in-possession within the meaning of the Bankruptcy Code.

2. The Debtor is the owner of the Assets, is authorized to sell the Assets, and that an emergency exists justifying the sale of the Assets.

3. Proper, timely adequate and sufficient notice of the Motion and the hearing on the requested relief set forth above has been provided in accordance with sections 363(b) and 363(f) of the Bankruptcy Code, Rules 2002 and 6004 of the Federal Rules of Bankruptcy Procedure, as evidenced by the affidavit of service filed with the Clerk of this Court and no other or further notice of the Motion, the Sale Hearing, or the entry of this Order is necessary.

4. Based on the evidence at the Sale Hearing, the Contract of Sale has been negotiated in good faith and at arms' length by and between the Debtor and New LTV.

5. The Debtor has advanced sound business reasons for seeking to sell the Assets, as set forth in the Motion, and it is a reasonable exercise of the Debtor's business judgment to enter into the Contract of Sale and to execute, deliver and perform its obligations thereunder and to conduct the sale at the Sale Hearing.

6. There is no evidence before the Court that the total consideration to be realized by the Debtor pursuant to the Contract of Sale is not fair and reasonable~~, and the~~ ***The*** transaction contemplated by the Contract of Sale is ***not*** in the best interest of the estate.

7. It is in the best interest of the Debtor's estate and its creditors for the Debtor to sell the Assets pursuant to the Contract of Sale.

8. No alternative to the Contract of Sale or the transaction contemplated thereby has been proposed which is reasonably and proximately achievable and in the best interest of the Debtor's estate. The Debtor submitted the Contract of Sale to this Court for approval. At the Sale Hearing New LTV made the highest and best offer with respect to the purchase of the Assets.

9. Based on the evidence at the Sale Hearing, New LTV is a purchaser acting in good faith as such term is used in the Bankruptcy Code and is entitled to the protection set forth in section 363(m) of the Bankruptcy Code if it consummates a purchase of the Property in accordance with this Order and the Contract of Sale.

ACCORDINGLY, IT IS

ORDERED, that the Motion is granted and pursuant to sections 363(b) and 363(f) of the Bankruptcy Code, and for the total consideration provided for under the Contract of Sale (and

pursuant to the terms and provisions thereof), the Debtor is authorized and directed to sell and transfer the Assets to New LTV upon the terms and subject to the conditions set forth in the Contract of Sale; and it is further

ORDERED, that the terms, conditions and provisions of the Contract of Sale are approved; and it is further

ORDERED, that pursuant to sections 363(b) and 363(f) of the Bankruptcy Code, the Assets shall be sold and transferred to New LTV, free and clear of any liens, encumbrances, claims, and interests, whether or not allowable, security interests, charges, and any interest in such property of an entity other than the Debtor's estate, other than as set forth in the Contract of Sale (collectively, the "Encumbrances"), whether arising prior or subsequent to the commencement of this case, with all Encumbrances, if any, to attach to the proceeds of the Sale with the same priority and rights as they may have had prior to the Sale, without prejudice to the rights of the Debtor or the Creditors Committee to object to the validity, priority, or enforceability of any Encumbrance; and it is further

ORDERED, that the provisions of this Order shall be self-executing, and neither the Debtor nor New LTV shall be required to execute or file releases, termination statements, assignments, consents, or other instruments in order to effectuate, consummate and implement the foregoing provisions hereof; provided, however, that this decretal paragraph shall not excuse such parties performing any and all of their respective obligations under the Contract of Sale; and it is further

ORDERED, that each and every federal, state and local governmental agency or department is hereby directed to accept any and all documents and instruments, necessary and appropriate to consummate the transactions contemplated by the Contract of Sale; and it is further

ORDERED, that this Order shall be binding upon, and inure to the benefit of the Debtor, New

LTV, and their respective assigns; and it is further

ORDERED, that New LTV shall be entitled to the protection of section 363(m) of the Bankruptcy Code with respect to the sale of the Assets approved and authorized herein in the event this Order or any authorization contained herein is reversed or modified on appeal; and it is further

ORDERED, that nothing contained in this Order shall prejudice any rights of the Creditors Committee to assert in an appropriate contested matter, adversary proceeding, or other appropriate proceeding, any claims against Alexander Arandia and Randall Appel, including but not limited to, that any amounts paid, or to be paid, to Alexander Arandia and Randall Appel by New LTV, or any successor or assignee of New LTV, pursuant to their employment contracts with New LTV constitute property of the Debtor's estate within the meaning of Section 541 of the Bankruptcy Code; and it is further

ORDERED, that the Debtor hereby consents that Creditors Committee be authorized to prosecute claims on behalf of the Debtor's estate against Alexander Arandia and Randall Appel; and it is further

ORDERED, that this Court shall retain jurisdiction over the Debtor and over the implementation of and enforcement of the provisions of this Order and of the Contract of Sale; and it is further,

ORDERED, that the Debtor and its representatives are authorized to execute and deliver such other documents and instruments, and take such other actions as may be necessary to implement, effectuate and consummate the Contract of Sale and any other related documents, and the transactions contemplated thereby; and it is further

ORDERED, that the closing of the Contract of Sale will take place on December 10, 2004 at

1:00 p.m. at the offices of Debtor's counsel, Rosenberg Musso & Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York, and that the proceeds form the Sale shall be held by Debtor's counsel in a separate interest bearing account in a United States Trustee approved banking institution pending further order of this court, with any application for disbursement from this account to be on notice to any party asserting an Encumbrance on any property of the estate, the attorneys for the Creditors Committee, and the United States Trustee.

Dated: New York, New York
November 19, 2004

/s/ Allan L. Gropper
Honorable Allan L. Gropper
United States Bankruptcy Judge

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

In re: LTV NETWORKS, INC., Debtor.	Chapter 11 Case No. 03-42071 (ALG)

ORDER MODIFYING PRIOR ORDERS (I) AUTHORIZING SALE AND (II) AUTHORIZING CONVERSION TO CHAPTER 7

Upon the record of the hearing held before the Court on March 10, 2005 (the "Hearing"); and upon the Motion dated January 10, 2005 of the Official Committee of Unsecured Creditors for an order converting the Debtor's chapter 11 case to a case under chapter 7 of the Bankruptcy Code; and upon the Order dated February 16, 2005 Authorizing Conversion of Chapter 11 Case Unless the Debtor Sells Its Assets or Enters Into New Agreement (the "Provisional Conversion Order"); and upon the Insurance Guaranty dated February 25, 2005 in the amount of $250,000 a copy of which was filed with the Court on February 25, 2005 in accordance with the Provisional Conversion Order; and due notice of the Hearing; and good cause appearing therefor,

IT IS HEREBY ORDERED THAT the Order Dated November 19, 2004 (i) Approving Contract of Sale Between the Debtor, as Seller, and New LTV Acquisition, LLC, as Purchaser, [and] (ii) Authorizing the Debtor To Sell Property Pursuant to Section 363 of the Bankruptcy Code (the "Sale Order") be, and hereby is, modified as follows:

(a) the Fifth Paragraph shall be deleted in its entirety and the following shall be substituted in lieu thereof:

"IT APPEARING THAT New LTV has extended an offer at the Hearing on March 10, 2005 to purchase the Assets (the "Offer") for $1,525,000 before May 6, 2005 and otherwise in accordance with the Contract of Sale which is annexed as Exhibit A to the Application in support of the motion; and";

(b) the Eighth Decretal Paragraph shall be deleted in its entirety and the following shall be inserted in lieu thereof:

"**ORDERED** that the employment contracts attached to the Motion shall be of no force or effect and that Alexander Arandia and Randall Appel be, and they hereby are, released from any claim that amounts paid to either of them by New LTV as compensation for services rendered after the closing of a sale of the Debtor's assets to New LTV constitutes property of the estate of the Debtor within the meaning of section 541 of the Bankruptcy Code;" and

(c) a new Decretal Paragraph shall be added as follows:

"**ORDERED** that any and all proceeds from the sale of the Debtor's assets to New LTV shall be held by counsel for the Debtor in a separate interest-bearing account pending further order of this Court.",

and it is further;

ORDERED that the Provisional Conversion Order be, and hereby is, modified as follows:

(a) "**ORDERED** that in the event the Debtor fails, on or before May 16, 2005 to close a sale of substantially all of its assts to New LTV in accordance with this Court's order of November 19, 2004 (as modified), counsel for the Committee or the Office of the United States trustee may, without further notice, submit an order pursuant to 11 U.S.C. § 1112(b) converting this chapter 11 case to a case under chapter 7 of the Bankruptcy Code."

(b) A new Decretal Paragraph shall be added as follows:

"**ORDERED** that in the event the Debtor fails, on or before May 16, 2005 to close a sale of substantially all of its assts to New LTV in accordance with this Court's order of November 19, 2004 (as modified), counsel for the Committee may file all required notices with and take any necessary actions (in both cases in the name of an on behalf of the Debtor) against Condor Insurance Limited to enforce any insurance guaranty or other similar instrument issued by Condor for the benefit of the Debtor;"

and it is further;

ORDERED except as expressly set forth herein, neither the Sale Order nor the Provisional Conversion Order is modified in any respect.

Dated: March 28, 2005
New York, New York

/s/ Allan L. Gropper
UNITED STATES BANKRUPTCY JUDGE

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
-------------------------------X

In re:

LTV Networks, Inc.,

Debtor.

-------------------------------X

CHAPTER 11

CASE NO. 03-42071-alg

ORDER APPROVING TERMS OF SALE AND ESTABLISHING PROCEDURE FOR THE SALE OF THE ASSETS OF THE DEBTOR

Upon the oral application of LTV Networks, Inc., debtor and debtor in possession (the "Debtor") made on the record before the Court on October 7, 2004, seeking an order approving the terms of the proposed sale of the Debtor's assets (the "Sale") and establishing the procedure for noticing and conducting the Sale, and it appearing that time constraints require immediate ~~no party in interest has an objection to~~ the entry of this order, it is:

ORDERED, that the Debtor is authorized to bring before the Court on November 17, 2004 at 11:00 a.m. (the "Sale Hearing") its motion for approval of the sale of its assets (the "Sale Motion") to New LTV Acquisition, LLC ("New LTV"), pursuant to a contract between the Debtor and New LTV dated October 6, 2004 (the "Contract"), subject to higher and better bids at the hearing on approval, in accordance with the procedures as set forth in this order; and it is further

ORDERED, that the Sale Motion, the application in support of the Sale Motion, and the Contract of Sale be served on all creditors, all persons claiming an interest in the Debtor's assets, all federal, state, and local taxing authorities, and any other party in interest, on or before October 15, 2004; and it is further

ORDERED, that objections to the Sale, if any, must be in writing, must conform to the requirements of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, and the Local Rules of the United States Bankruptcy Court for the Southern District of New York, and must be filed electronically with the Clerk of the Bankruptcy Court (with a copy to Chambers), and served so as to be received by the attorneys for the Debtor, Rosenberg, Musso & Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York 11242, Attention: Bruce Weiner, Esq.; the attorneys for the Official Committee of Unsecured Creditors, Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York 10022, Attention: Douglas L. Furth, Esq.; the attorneys for New LTV, Arvesu & Associates, PLLC, 201 Alhambra Circle, Suite 502, Coral Gables, Florida 33134; and the United States Trustee's Office, Southern District of New York, 33 Whitehall Street, 21st Floor, New York, New York 10004, on or before November 15, 2004 at 2:00 p.m.; and it is further

ORDERED, that any person wishing to make a higher and better offer for the Debtor's assets at the Sale Hearing must on or before November 15, 2004 at 2:00 p.m. so indicate in writing to the attorneys for the Debtor and the attorneys for the Creditors Committee, and present sufficient proof to those attorneys that such offeror has the financial resources to purchase the Debtor's assets and close on the Sale approximately eleven (11) days after approval of the Sale; and it is further

ORDERED, that in the event that New LTV is not the successful bidder at the Sale Hearing, New LTV shall be entitled to a "break up" fee of $70,000 and an administrative priority claim for all monies advanced by New LTV to the Debtor (in accordance with practice previously disclosed to the Court), in the approximate amount of $118,000 through the date of this order and to $230,000 in anticipated expenditures through the date of the Sale Hearing, and

ORDERED, that objections to the Sale, if any, must be in writing, must conform to the requirements of the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, and the Local Rules of the United States Bankruptcy Court for the Southern District of New York, and must be filed electronically with the Clerk of the Bankruptcy Court (with a copy to Chambers), and served so as to be received by the attorneys for the Debtor, Rosenberg, Musso & Weiner, LLP, 26 Court Street, Suite 2511, Brooklyn, New York 11242, Attention: Bruce Weiner, Esq., the attorneys for the Official Committee of Unsecured Creditors, Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York 10022, Attention: Douglas L. Furth, Esq., the attorneys for New LTV, Arvesu & Associates, PLLC, 201 Alhambra Circle, Suite 502, Coral Gables, Florida 33134, and the United States Trustee's Office, Southern District of New York, 33 Whitehall Street, 21st Floor, New York, New York 10004, on or before November 15, 2004 at 2:00 p.m.; and it is further

ORDERED, that any person wishing to make a higher and better offer for the Debtor's assets at the Sale Hearing must on or before November 15, 2004 at 2:00 p.m. so indicate in writing to the attorneys for the Debtor and the attorneys for the Creditors Committee, and present sufficient proof to those attorneys that such offeror has the financial resources to purchase the Debtor's assets and close on the Sale approximately eleven (11) days after approval of the Sale; and it is further

ORDERED, that in the event that New LTV is not the successful bidder at the Sale Hearing, New LTV shall be entitled to a "break up" fee of $70,000 and an administrative priority claim for all monies advanced by New LTV to the Debtor (in accordance with practice previously disclosed to the Court), in the approximate amount of $118,000 through the date of this order and to $230,000 in anticipated expenditures through the date of the Sale Hearing; and

for reimbursement for its reasonable due diligence costs not to exceed $100,000 (subject to Court approval), and it is further

ORDERED, that at the Sale Hearing the Debtor shall consider higher or better all cash offers for the Debtor's assets and the initial higher or better cash offer for the Debtor's assets be not less than $1.8 million, with bidding increments thereafter in the amount of $50,000; and it is further

ORDERED, that a notice of the Sale setting forth the terms and conditions in this Order and in the Contract be advertised, **at least one time in an appropriate publication,** ~~if at all,~~ as directed by Trinity Capital, the Debtor's investment banker, and that Trinity Capital, the Debtor's investment banker, is authorized and directed to do such other marketing of the Sale, **as in its business judgment it deems appropriate and reasonable.**

Dated: New York, New York
October 14, 2004

/s/ Allan L. Gropper
ALLAN L. GROPPER
UNITED STATES BANKRUPTCY JUDGE

ACTIVE
INTERNATIONAL™

STRATEGIC ALLIANCE AGREEMENT

This Strategic Alliance Agreement dated January 20, 2006 (the "Agreement") is by and between New LTV Acquisition LLC ("New LTV"), with an address c/o Arvesu & Associates, 201 Alhambra Circle, Coral Cables, Florida 33134 ("New LTV"), and Active Media Services, Inc. d/b/a Active International, with its principal address at One Blue Hill Plaza, Pearl River, New York 10965 ("Active"). This Agreement shall only become effective upon the closing (the "Effective Date") of the Asset Purchase Agreement (as such term is defined below).

WHEREAS, LTV Networks, Inc. ("Old LTV") was a network that produced and televised Hispanic programming for a targeted market of ages 6-39; and

WHEREAS, Active is a corporate trading company that acquires assets from its clients in exchange for cash and/or trade credit that the client may use, with cash, to offset a portion of the cost of media, goods and/or services purchased through Active, which expenses the client would ordinarily pay for entirely in cash; and

WHEREAS, one of Active's major areas of trade credit utilization is advertising, including advertising on Hispanic stations; and

WHEREAS, on August 29, 2003, Old LTV filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, in the U.S. Bankruptcy Court for the Southern District of New York (Case No. 03-42071-alg); and

WHEREAS, Old LTV and Active previously entered into a Strategic Alliance Agreement dated August 5, 2004 (the "Old Strategic Alliance Agreement"), pursuant to which Active and Old LTV agreed to collaborate for the purpose of promoting the growth and development of Old LTV as a substantial Hispanic network and Active issued to Old New LTV a trade credit in the amount of $5,000,000 (the "Old Trade Credit"); and

WHEREAS, Old LTV and New LTV have entered into an Asset Purchase Agreement dated the 6th day of October, 2004 (the "Asset Purchase Agreement"); and

WHEREAS, on October 14, 2004, the Bankruptcy Court approved the sale pursuant to the Asset Purchase Agreement; and

WHEREAS, at the closing of the Asset Purchase Agreement, Old LTV shall sell, and New LTV shall purchase, substantially all of the assets of Old LTV (including, but not limited to, Old LTV's right, title and interest in and to the Old Strategic Alliance Agreement and the Old Trade Credit issued thereunder), free and clear of all liens and claims pursuant to Section 363 of the Bankruptcy Code; and

ACTIVE MEDIA SERVICES, INC.
ONE BLUE HILL PLAZA
PEARL RIVER, NEW YORK 10965
PHONE (845) 735-1700/FAX (845) 735-2342

ACTIVE MEDIA SERVICES, INC.
A CORPORATE TRADING COMPANY

WHEREAS, the closing of the Asset Purchase Agreement, Active is willing to enter a strategic alliance agreement with New LTV, subject to the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants set forth herein, the parties hereto agree as follows:

1. Termination of the Old Strategic Alliance Agreement. Upon the Effective Date, the Old Strategic Alliance Agreement and the Old Trade Credit issued thereunder shall be null and void and shall have no further force and effect.

2. Exchange of Consideration. Active hereby agrees to: (i) issue to New LTV a trade credit in the amount of $5,000,000 (the "New LTV Trade Credit"), which shall be used by New LTV solely in accordance with the terms and conditions contained in Schedule A attached hereto and made a part hereof; and (ii) provide such other services for New LTV as are described in greater detail in this Agreement. In consideration of the New LTV Trade Credit and the provision of such services by Active, New LTV agrees: (i) that Active shall be entitled to receive a non-disclosed discount of 60% off of the established rates for advertising placed or to be placed on behalf of Active's clients or potential clients on a trading basis in order to enable Active to encourage its current and prospective clients to advertise on New LTV and to utilize trade credits issued by Active to such clients as partial payment for such advertising; and (ii) to perform its other obligations as are described in greater detail in this Agreement.

3. Development of Media Rates. As a strategic partner of New LTV, Active will consult with its clients that advertise to the Hispanic market, Hispanic media vendors and the media industry in general in order to help New LTV to develop a rate card that may be offered by New LTV to its advertisers.

4. Programming. New LTV will be solely responsible for the development of programming targeting the Hispanic marketplace, with a primary targeted market of ages 6-39. However, in consultation with its clients, Active will advise New LTV of the types of programming to which its clients would be interested in dedicating its advertising dollars.

5. Exclusive Relationship. New LTV agrees that it will not deal or trade with any other corporate trading companies, other than Active.

6. Merchandise for Home Shopping. From time to time, Active will endeavor to identify merchandise that it purchases from its clients that may be sold on a home shopping-type network or programming.

7. Representations and Warranties.

7.1 Each of Active and New LTV hereby represents and warrants to the other that:

a. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, is qualified to do business and is in good standing in each jurisdiction in which such qualification is required in view of its business and operations or the ownership or lease of its properties, except for those jurisdictions where the failure to be so qualified or in good standing would not have a material adverse effect on its assets, liabilities, business, operations, or condition (financial or otherwise) (a "Material Adverse Effect").

b. It has all requisite corporate power and authority to own its assets and carry on its business as now being or as currently proposed to be conducted.

c. It has all requisite corporate power and authority to execute and deliver and perform its obligations hereunder.

d. The execution, delivery and performance by it of this Agreement has been duly authorized by all necessary corporate action on its part, and this Agreement has been duly and validly executed and delivered by it.

e. None of (x) the execution and delivery by it of this Agreement, (y) the consummation by it of the transactions contemplated herein or (z) the compliance by it with the terms and provisions hereof will (i) violate, contravene, conflict with or result in a breach of, or require any consent or approval under, (1) its articles or certificate of incorporation, charter, by-laws or other organizational documents, (2) any law, statute or regulation, (3) any order, writ, injunction or decree of any court or governmental authority applicable to it or to any of its assets, or (4) any agreement, instrument or other document to which it or any of its Material Subsidiaries (as defined below) is a party or by which its or any of their respective assets are subject (all such agreements, instruments and documents collectively being "Relevant Agreements") or (ii) constitute a default under, result in the creation or imposition of (or the obligation to create or impose) any Lien (as defined below) upon any revenue or assets (whether now owned or hereafter acquired) of it or any of its Material Subsidiaries under, or permit the acceleration of any obligation of it or any of its Material Subsidiaries under any of the Relevant Agreements, except, solely in the case of clauses (i)(2), (i)(3), (i)(4) of this Paragraph 7(e) and (ii), for any such violations, contraventions, conflicts, breaches, defaults or Liens (as defined below), or failure to obtain any consent or approval, that, individually or in the aggregate, would not (x) have a Material Adverse Effect or (y) be reasonably expected to impair its ability to perform its obligations hereunder. For purposes of this Paragraph 7(e), the term "Material Subsidiary" shall have the meaning assigned to the term "Significant Subsidiary" in Regulation S-X, of the United States Securities and Exchange Commission as in effect on the date hereof, except that the term "registrant" as used therein shall be deemed to refer to Active or Client, as the case may be. For purposes of this Paragraph 7(e), the term "Lien" shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset. For the purposes of this Agreement, a person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

f. no authorization, consent, approval, license, exemption of or filing or registration with any court, governmental authority or regulatory body, or any other third party is required of it for the due execution, delivery or performance by it of this Agreement, except for such authorizations, consents, approvals, licenses, exemptions, filings or registrations the failure of which to be obtained would not: (x) have a Material Adverse Effect or (y) reasonably be expected to impair its ability to perform its obligations hereunder.

g. Assuming the due authorization, execution and delivery by the other party hereto of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally with regard to New LTV and/or Active, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

h. There are no pending or, to the best of its knowledge, threatened actions, suits or proceedings before any court or governmental agency, arbitrator or instrumentality affecting it which purport to challenge the legality, validity or enforceability of this Agreement or which seek damages or other relief in connection with the execution, delivery or performance of this Agreement.

i. It is entering into this Agreement and the transactions contemplated hereby as principal (and not as agent or in any other capacity, fiduciary or otherwise).

7.2. In addition to the representations and warranties set forth in Paragraph 7.1 above, New LTV hereby represents and warrants to Active that each and every element of any commercial advertising delivered by New LTV or New LTV's advertising agency directly or indirectly to Active and/or any media provider pursuant to this Agreement does not and shall not infringe upon or violate the rights of any third party, including, without limiting the generality of the foregoing, any copyrights, trademarks, servicemarks, literary, music performance and synchronization rights, or other intellectual property rights, any rights of privacy and publicity, any private, civil or property rights, or any other applicable law.

8. Indemnification. Active, on the one hand, and New LTV, on the other, (each an "Indemnitor") each indemnifies and agrees to defend and hold harmless the other, its successors, assigns, shareholders, officers, directors, agents, representatives, employees and/or each of them (collectively referred to herein as the "Indemnified Party") from and against any and all claims, liabilities, costs, expenses, suits, losses, damages, recoveries (including, without limitation, reasonable attorney's fees and disbursements), including interest, incurred by the Indemnified Party in any action or proceeding between Indemnitor and the Indemnified Party (but only if the Indemnified Party is the prevailing party) or between the Indemnified Party and any third party or otherwise, to the extent arising out of any breach of any warranty, representation, or

agreement herein made by the Indemnitor. Notwithstanding the foregoing, neither party shall be liable to the other party for any consequential, special or punitive damages of any kind or nature, regardless of whether either party has warned or been warned of the possibility of any such loss or damage. The indemnification obligations contained herein shall survive the expiration or termination of this Agreement.

9. Binding. This Agreement will not be effective to bind either of the parties unless and until executed and delivered by both parties. Subject to the foregoing sentence, this Agreement shall be binding upon the successors and permitted assigns of Active and New LTV.

10. GOVERNING LAW. THIS AGREEMENT (AND ALL MATTERS RELATED TO THE INTERPRETATION AND ENFORCEMENT HEREOF) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO PRINCIPLES OF CHOICE OF LAWS THEREOF OR OF ANY OTHER JURISDICTION.

11. Severability. It is the intention of the parties that the provisions hereunder shall be enforceable to the fullest extent permissible under applicable law, but that the enforceability (or modification to conform to such law) of any provision or provisions hereof shall not render unenforceable, or impair the remainder of this Agreement. If any provision or provisions hereof shall be deemed invalid or unenforceable, either in whole or in part, this Agreement shall be deemed amended to delete or modify, as necessary, the offending provision or provisions consistent with the parties' original intentions in order to render it valid and enforceable.

12. Counterparts. This Agreement may be executed (including execution by facsimile) in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

13. Captions. The captions and paragraph headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Agreement.

14. Waiver. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereto (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in writing. Any waiver given pursuant to the terms of this Paragraph 14 shall be given by, or pursuant to, a writing signed by both parties.

15. Entire Agreement. This Agreement, the schedules attached hereto, all other documents referenced in this Agreement (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (ii) is not intended to confer upon any person, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies hereunder.

16. Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a writing signed by both parties.

17. Costs and Expenses. Except as otherwise provided in this Agreement, or as otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

18. Venue. Each of Active and New LTV hereby submits to the exclusive jurisdiction of the Federal and State Courts located in the State of New York with respect to any dispute or claim arising out of this Agreement.

19. Attorneys' Fees. In the event of any action, lawsuit or other legal proceeding, based upon, arising out of or relating to this Agreement, the subject matter hereof or the enforcement of any provision hereof, the prevailing party in such action, lawsuit, legal proceeding shall be entitled to recover its costs and expenses (including the reasonable fees, disbursements and expenses of attorneys, accountants and other professionals) paid or incurred by such party in connection with prosecuting or defending such action, lawsuit or legal proceeding (including any appeals arising therefrom) and the enforcement of any resulting judgment, arbitral award or other remedy or relief.

20. WAIVER OF JURY TRIAL. IN THE EVENT OF ANY ACTION, LAWSUIT, OR OTHER LEGAL PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SUBJECT MATTER HEREOF OR THE ENFORCEMENT OF ANY PROVISION HEREOF, EACH OF THE PARTIES HEREBY EXPRESSLY AND IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO JURY TRIAL.

21. Remedies Not Exclusive. The rights and remedies of the parties under this Agreement shall not be exclusive, and shall be in addition to any other right or remedy that any party may otherwise have against any other party at law or in equity.

22. Confidentiality.

a. Active and New LTV each agrees not to disclose, without the prior written consent of other party hereto, the terms and conditions of this Agreement to any other person, other than to its advisors, representatives, attorneys or accountants who need to know such information for purposes of this Agreement and the transactions contemplated hereby and who are made aware of the confidentiality obligations hereunder, and except (i) as required by any law, rule or regulation or judicial or arbitral process, including without limitation, subpoenas and orders issued by courts, arbitral tribunals or regulatory agencies, (ii) as required by any governmental authority, including without limitation, any state, federal or foreign authority or examiner regulating banks or banking, and (iii) as may be reasonably required in connection with any legal proceeding to enforce the terms hereof. Notwithstanding the foregoing, Active and New LTV may each disclose the existence and the terms and conditions of this Agreement to its potential financers, acquirers or the like, provided that, in each case, such potential financers, acquirers or the like agrees in writing to be bound by the terms of this Paragraph 22. In addition, Active may disclose to providers of media, goods and/or

services the fact that New LTV has authorized Active to purchase media, goods and/or services for it on its behalf. Each of Active and New LTV agrees that remedies at law may be inadequate to protect a party hereto from any actual or threatened breach of this Paragraph 22 by the other party. Each of Active and Client therefore agrees that if either party hereto breaches, or threatens to breach, this Paragraph 22, the aggrieved party shall be entitled, without prejudice to any other rights or remedies available to the aggrieved party at law, to apply to any court of competent jurisdiction for permanent or temporary injunctive relief, without proof of actual damage or, to the extent permitted by applicable law, the posting of any bond or other security.

b. Notwithstanding Paragraph 22(a) above, each of the parties hereto (and each of such their respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to any of the foregoing persons relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

c. Neither party to this Agreement shall issue any press release or make any other public statement pertaining to the existence of this Agreement and/or the subject matter of or the transactions contemplated by this Agreement without the agreement of the other party hereto, provided, that either party may make such disclosure that, in the opinion of its counsel, is necessary to avoid committing a violation of law or of any rule or regulation of any securities association, stock exchange or national securities quotation system on which its securities are listed or traded. New LTV agrees not to use the names or marks of Active in any advertising or promotional materials or presentations, whether oral or written, without Active's prior written consent.

23. Notices. Any notice required or permitted by this Agreement must be in writing and must be sent by personal delivery, or by facsimile with delivery confirmed, by nationally recognized commercial overnight courier with delivery confirmed, or by mail by United States registered or certified mail, addressed to the other party at the address below or to such other address for notice as a party hereunder may request in writing (except that in the case of personal deliveries only, in person delivery may be made at any place the relevant person is located at the time of in person delivery). Any such notice will be effective as of the date of receipt.

If to New LTV:	New LTV Acquisition LLC c/o Arvesu & Associates 201 Alhambra Circle Coral Gables, Florida 33134 Attention: Mark A. Hutner Attorneys for New LTV Facsimile: (845) 442-5882
If to Active:	Active Media Services, Inc. One Blue Hill Plaza P.O. Box 1705

ACTIVE MEDIA SERVICES, INC.
A CORPORATE TRADING COMPANY

Pearl River, New York 10965-8708
Attention: Sharon P. Marshall
General Counsel
Fax: (845) 735-2342

24. Assignment. This Agreement shall not be assignable by either party without the prior written consent of the other party. For the avoidance of doubt, New LTV shall not be entitled to assign the New LTV Trade Credit without the prior written consent of Active. Any purported assignment or delegation in violation of the terms of this Agreement shall be null and void.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first set out above.

ACTIVE MEDIA SERVICES, INC.

By: [signature]
Name: Alan S. Elkin
Title: Chief Executive Officer

NEW LTV ACQUISITION, LLC

By: [signature]
Name:
Title:

ACTIVE MEDIA SERVICES, INC.
A CORPORATE TRADING COMPANY

SCHEDULE A TO THE STRATEGIC ALLIANCE AGREEMENT

TERMS OF TRADE CREDIT USAGE

1. General Terms. The Trade Credit in the amount of $6,000,000 shall be utilized solely in accordance with the terms and conditions of this Agreement in connection with the purchase by New LTV of media, goods and/or services reasonably available to Active as a trading company, and shall not be redeemable for cash. The Trade Credit shall be valid for use for three (3) years from the date first set out above (the "Term"). Thereafter, the Trade Credit shall expire and Active shall have no further obligation to New LTV hereunder.

2. Purchase of Media.

2.1 In order to utilize the Trade Credit, New LTV shall submit its media buying plan or plans to Active reasonably in advance of the requested purchase in accordance with industry standards. In the case of broadcast and/or electronic media, New LTV shall submit to Active a buying plan or plans no less than ninety (90) days prior to the first date of the quarter that the media is anticipated to run. In the case of print media, New LTV shall submit to Active a buying plan or plans at least four (4) weeks prior to the respective closing dates of the publications requested. In the case of outdoor media, New LTV shall submit to Active a buying plan or plans at least ninety (90) days prior to the flight date of the outdoor media requested. In the case of Internet media, New LTV shall submit to Active a buying plan or plans at least thirty (30) days prior to the start date of the online campaign.

2.2 Active shall review New LTV's submitted media buying plan or plans and shall advise New LTV as to whether Active is able to provide New LTV with the requested media. In each instance where Active advises New LTV that Active is able to provide New LTV with the requested media, New LTV shall authorize Active to purchase the requested media by promptly executing purchasing schedules acceptable to both Active and New LTV. The purchasing schedules shall contain the applicable "Trade Credit Requirement" and "Cash Payment Requirement" (as such terms are defined in Paragraph 4.1). Thereafter, Active shall purchase the requested media in accordance with the approved purchasing schedules.

2.3 In the event Active advises New LTV that Active is unable to provide New LTV with a particular purchase of media, New LTV may implement such individual purchase without Active.

2.4 New LTV agrees to cause its in-house advertising department, and shall require its outside advertising agency, to fully cooperate with Active in connection with the purchase of media by New LTV hereunder, including, without limitation, fully supporting Active's efforts to secure media placements hereunder on a trade basis.

2.5 Upon request, New LTV shall supply Active with copies of all media buys purchased by New LTV during the previous year with copies of original station affidavits and other applicable proof of performance.

2.6 The cost to New LTV of media shall be net (i.e. gross costs of media less an amount equal to the fee (if any) paid by New LTV to its advertising agency (not to exceed fifteen percent (15%)) and mutually agreed to by Active and New LTV. All placements, insertions and/or postings of the media, shall be subject to availability, market conditions and each media provider's rules on trade eligibility, which shall be at the discretion of the provider. In addition, all media purchased by New LTV through Active hereunder, shall be subject to each media provider's standard cancellation policies and provisions.

2.7. New LTV represents and warrants that each and every element of any commercial advertising delivered by New LTV or New LTV's advertising agency directly or indirectly to Active and/or any media provider pursuant to this Agreement does not and shall not infringe upon or violate the rights of any third party, including, without limiting the generality of the foregoing, any copyrights, trademarks, servicemarks, literary, music, performance and synchronization rights, or other intellectual property rights, any rights of privacy and publicity, any private, civil or property rights, or any other applicable law.

3. Purchase of Other Goods and/or Services.

3.1 In the case of goods and/or services (other than media), New LTV shall submit a buying plan or plans reasonably in advance of the requested purchase. Active shall review New LTV's submitted buying plan or plans and shall advise New LTV as to whether Active can provide New LTV with the requested goods and/or services and as to the applicable Trade Credit Requirement and Cash Payment Requirement. In each instance where Active advises New LTV that it can provide New LTV with the requested goods and/or services, at New LTV's benchmark costs, New LTV agrees to purchase such goods and/or services through Active.

3.2 In the case of goods and/or services (other than media), which are subject to trade availability to Active: (i) a benchmark for the costs of such goods and/or services must be established by New LTV in arms length negotiations with a vendor or supplier and as agreed to by Active; (ii) such costs must be verifiable by Active; and (iii) New LTV shall provide Active with invoices or contracts evidencing such costs, or if no such invoices or contracts exist, with proposals New LTV has received from vendors or suppliers evidencing such costs.

4. Payment of Active's Invoices.

4.1 Active shall advise New LTV of the portion of its invoices for media, goods and/or services purchased by New LTV hereunder that Active will require to be paid by application of Trade Credit in order to effectuate a particular purchasing schedule (the "Trade Credit Requirement"). The remaining portion of Active's invoices will be paid by New LTV in cash (the "Cash Payment Requirement"). In the event there is insufficient Trade Credit to pay the Trade Credit Requirement of any of Active's invoices, New LTV shall pay cash to the extent of such insufficiency. Payment terms for Active's invoices will be in accordance with Active's standard credit policies and procedures.

4.2 In the event New LTV utilizes the services of an agent in connection with the payment of Active's invoices, then New LTV shall be solely responsible for the performance of such agent and shall remain liable to Active pursuant to the terms of this Agreement[1] until such agent has fully performed New LTV's payment obligations hereunder. Active shall have no obligation to pay any agency commission, service or brokers commissions, sales and use taxes, freight or delivery charges, or any other similar "add on" impositions.

PRODUCTION AGREEMENT

PRODUCTION AGREEMENT

The following sets forth the basic terms of the agreement (the "Agreement") made as of March 17, 2006 between LTV Media, located at 3111 N University Dr, Coral Springs, Fl 33065 (hereinafter LTV) and Baral, Inc, located at 3764 NW 124th, Coral Springs, Fl 33065 USA (hereinafter "Producer") regarding the television production of the programming aired on LTV. In consideration of the mutual promises contained herein and subject to the terms and conditions hereof, the parties hereto agree as follows:

1. Programs: During the soft launch Term, Producer shall produce, edit and post-produce for LTV, at Producer's sole cost and expense the different shows which is to be broadcast on LTV. The different shows shall consist on the following, which shall each be delivered to LTV as follows:

   (A) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "LTV Sports", which shall each be delivered to LTV (7) seven days a week and which is sixty (30) minutes in length and features highlights of the various Hispanic and International sports news.

   (B) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Soccer game", which shall each be delivered to LTV once a week and which is two (2) hours in length and features a Mexican or Hispanic soccer game.

   (C) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Ah que Kiko", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features a sitcom (30 episodes)

   (D) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Los Anos Perdidos", which shall each be delivered to LTV (5) five times a week and which consist in one (1) hour in length and features a Mexican novella (100 episodes).

   (E) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Platicando con...", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features an interview with Mexican or Hispanic actors and/or singers.

   (F) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Frecuencia Mix", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features music videos.

(G) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Club de Ali", which shall each be delivered to LTV (5) five times a week and which consists in thirty (30) minutes in length and features childre story telling.

(H) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Pumas TV", which shall ea be delivered to LTV (1) once a week and which consists in thirty (30) minutes in length and features the highlights of th soccer Mexican team.

(I) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Leyendas del Futbol", whicl shall each be delivered to LTV (1) once a week and which consists in thirty (30) minutes in length and features bios of 10 of the best world soccer players.

(J) One (1) fully produced, Spanish language, U.S. broadcast quality television show entitled "Un Ano en la Vida de Lorer Ochoa", which shall each be delivered to LTV (1) once a week and which consist in thirty (30) minutes in length and features the Mexican golfer of the LPGA.

(K) One (1) fully produced, Spanish language; U.S. broadcast quality television show entitled "Los Mejores Goles", which shall each be delivered to LTV (1) once a week and which consist in sixty (60) minutes in length and features the best soccer goals of the Mexican league.

2. Term: The term shall commence on March 17, 2006 and shall continue until March 16th, 2008 ("the term").

3. Territory: The territory shall consist of the universe (the "Territory")

4. Delivery: Producer shall produce the shows and make them available to LTV by fiber optic or by Beta SP tape (at such time as designated by LTV). Producer shall ensure that the shows are available to LTV without any additional charges or access fees whatsoever. Unless otherwise specified by LTV: (a) Producer sha include complete program mix with Spanish commentary on Audio Channel 1 and Nat sound on Audio Channel 2; (b) LTV shall be of U.S. broadcast quality and shall be subject to LTV's approval in its sole discretion. LTV shall make commercially reasonable effort to notify Producer of any problems with the shows within seventy-tw (72) hours of LTV's receipt of the shows. The parties acknowledg and agree that time is of essence and failure to deliver any show on or before the delivery date specified in this Agreement shall giv LTV the right to terminate this Agreement without further obligatio on behalf of LTV. Such termination shall not affect or limit LTV's

right to pursue any other remedy or recourse available to it under the Agreement, at law or in equity.

5. Quality of Production: The shows must be produced in accordanc with LTV's creative and technical standards. Producer will provide production staff and other personnel, facilities, equipment and services required to create a first-class quality production for each show. LTV reserves the right to reject shows that do not meet the LTV standard.

6. Creative Control: LTV at its sole discretion can ask the Producer t change an on air-talent in a reasonable time and/or ask the Producer to change or stop producing a show at its sole discretior The monthly fee will be reduced proportionally for the productions that are no longer produced as a result of this clause or the preceding clause.

7. Consideration: Subject to Producer's strict compliance with all aspects of this Agreement, LTV shall:

(A) Pay to Producer a total fee for year one of ONE HUNDREC AND FIFTY THOUSAND U.S. DOLLARS (US $150,000) a month. All payments shall be made minus any applicable taxes. The Production Fee shall be paid to Producer one month at a time in advance.

(B) After the "term" period which shall end on March 16th, 200 LTV will pay the producer the amount on $2,500 (TWO THOUSAND FIVE HUNDRED DOLLARS) per news and sports news shows; $10,000 (TEN THOUSAND DOLLARS per soccer game, boxing or wrestling shows produced; anc $1,000 (ONE THOUSAND DOLLARS) per every 30 minute of produced shows by Baral. The costs of the shows proposed by LTV to Baral will be agreed upon by both parties prior the beginning of production and post-productic of the shows.

(C) Year two payments will be due on the respective corresponding dates as listed above with the following increase in "Production fee: $3,500 (THREE THOUSAND AND FIVE HUNDRED DOLLARS) per half hour of produce shows; $6,000 (SIX THOUSAND DOLLARS) per half hour produced news or sports news shows and: $17,000 (SEVENTEEN THOUSAND DOLLARS) per soccer game produced.

8. Independent Contractors: Producer has no authority to bind LTV t any agreements or other obligations, and will not attempt to do so. Producer and LTV are independent contractors, and nothing in thi Agreement creates any partnership, joint venture or agency relationship other than the stipulated in this agreement and the on that can be created with radio shows using the same format and name. As between each other, each party is fully responsible for persons and entities it employs or retains, except as otherwise specifically provided in this Agreement.

Generally

9. Confidentiality: This Agreement, and any correspondence and discussions conducted in connection therewith, shall be treated a confidential by the parties hereto.

10. Choice of Law: This Agreement and all matters collateral hereto shall be governed by the laws of the State of Florida, USA applicable to contracts made and fully performed therein, without giving effect to principles of conflict of laws, unless such an action or proceeding is required to be brought in another court to obtain such subject matter jurisdiction over the matter in controversy. Ar legal proceeding relating to this Agreement shall be instituted and prosecuted solely in, and each such party hereby irrevocable submits of the exclusive jurisdiction of, a State or Federal court in the County of Broward, State of Florida, U.S.A., provided, howeve that if the party against whom an action or proceeding is being brought does not have assets located in Florida, the parties agree that any such action or proceeding may also be brought against such party wherever any assets or such party are located. Each the parties hereby waives any objection that it may have now or hereafter to the laying of the venue of any such action or proceeding in the manner provided in this subparagraph.

11. Force Majeure: Notwithstanding anything herein contained to the contrary, neither party will be liable to the other in damages because of any failure to perform hereunder caused by any cause beyond its control, including but not limited to fire, earthquake, flood, epidemic, accident, explosion, casualty, labor controversy, strike, lockouts, riot, civil disturbance, act of a public enemy, embargo, war, act of God, any governmental ordinance or law, th issuance of any executive or judicial order, any failure or delay or any transportation agency, any failure or delay in respect to any electrical or sound equipment or apparatus, or by any laboratory, any failure without fault, to obtain material, transportation, power any other essential thing required in the conduct of its business o

any similar cause (an "Event of Force Majeure"). Any and all payment obligation of LTV will be suspended during any period of an Event of Force Majeure. If an Event of Force Majeure exceeds thirty (30) consecutive days or sixty (60) days in the aggregate, either party will have the right to terminate this Agreement in its sole discretion upon written notice to the other.

12. Rights and Clearance:

(A) Producer represents, warrants and covenants to LTV that f the shows, Producer has obtained or shall obtain at its expense any and all necessary rights, clearances and/or permissions of the clips, interviews and images originated b the Producer's reporters and talent; required to produce an distribute the shows within the US, including but not limited to:

(i) any and all clearance and/or permissions necessa for each of the participants (e.g. the on-air talent, etc.) that appear in the shows;

(ii) securing all music rights (including without limitatio any and all master recording and synchronization rights) for music played during the shows;

(iii) any and all rights, clearances and/or permissions necessary to use all footage, names, likenesses, trademarks and service marks of all individuals, locations and entitles participating in or otherwise associated with the shows of the footage originate by the Producer.

(B) Except as specifically required by this Agreement, LTV sha NOT be obligated to make any payment to Producer or anyone else related to the shows (e.f. above the line elements, etc.)

Any uses by Producer of the LTV logo or any use of the LTV name must receiv LTV prior written approval. This includes without limitation press release.

it is in compliance with all governmental laws, rules, regulations and court and administrative decrees to which it is subject relating to this Agreement; (v) that Producer has, or will have acquired at the pertinent time when all or part o the shows are made available to LTV appropriate rights or licenses necessary for Producer to perform its obligations hereunder including, without limitation, the rights to use names, likenesses, voices, and other sound effects of all participants in Mexico Lindo y Futbol, or any portion thereof and (vi) the obligations created by this Agreement, insofar a they purport to be binding on Producer and GOLTV, constitute legal, valid and binding obligations of Producer and GOLTV enforceable in accordance with their terms.

(B) Each party shall at all times defend, indemnify and hold the other party, its affiliates and licensees, and its officers, directors, agents, employees, owners and representatives harmless from and against any and all claims, actions, liabilities, losses or damages (including court costs and attorney's feeds) in any manner relating to or arising out of any breach of any representation, warranty or obligation of the indemnifying party. Such mutual indemnification shall survive the termination of this Agreement.

14. Copyright: As between Producer and LTV, Producer shall own all copyrights in perpetuity within the Territory, including, without limitation, any and all works and productions in creating the shows and any and all productions produced by LTV or its authorized licenses incorporating Mexico the shows, including, but not limited to, the copyright to the title of the shows and any name using a combination thereof.

15. Termination: In addition to LTV's other rights al law, in equity or pursuant to other provisions of this Agreement, LTV may by notice to Producer terminate this Agreement: (i) immediately if Producer has filed a petition in bankruptcy, is insolvent or has sought relief under any law related to Producer's financial condition or their ability to meet their payment obligations; (ii) immediately if any Involuntary petition in bankruptcy or insolvency has been filed against Producer, or any relief under any such law has been soug by any creditor of Producer, unless such involuntary petition is dismissed or such relief is denied within 60 days after it has been filed or sought; (iii) immediately if for any other reason LTV decide to end this contract before a two year term, provided that LTV will

names; (iv) LTV not be able for any reason to terminate this Agreement before the first six months; after this period and at LTV sole discretion LTV can terminate this Agreement six months after giving a written notice to Producer.

16. Credits: LTV acknowledges and agrees that Producer will be entitled to a credit at the end of each show.

17. Notice: All notices from either party to the other must be given in writing to the respective addresses of Producer and LTV listed above with a copy to LTV at 3111 N University Dr, Coral Springs, I 33065. Notice may be given in person, by commercial courier of private messenger, via the U.S. mail (Registered with postage prepaid). Notice is deemed received as of the date of any applicable receipt signed by or on behalf of the receiving party.

18. Construction: The terms and provisions of this Agreement represent the results of negotiations between the parties, each of which has represented by counsel of its own choosing, and none (which have acted under duress or compulsion, whether legal, economic or otherwise. Consequently, the terms and provisions c this Agreement will be interpreted and construed in accordance with their usual and customary meanings, and the parties hereby waive the application of any rule of law to the effect that ambiguou or conflicting terms or provisions contained in the executed draft o this Agreement will be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement.

19. Assignment: Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without prior written consent of the other party; except that LTV may, without such consent, a sign all such rights and obligations to its parent company, or any affiliate, subsidiary, or partnership in which itself or the parent company has an ownership interest. Subject to the foregoing, this Agreement will be binding upon to and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other persona shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

20. Entire Agreement: This Agreement supersedes and cancels all prior negotiations and understandings between the parties and

representative of LTV has any authority to make any representatio or promise not contained in this Agreement and Producer have no executed this Agreement in reliance on any such representation o promise.

21. Waiver, Severability: A waiver by either party of any breach or default by the other party will not be construed as a waiver of any other breach of default whether or not similar and whether or not occurring before or after the subject breach. The invalidity or non-enforceability of a term or provision of this Agreement shall not render invalid or unenforceable the remaining terms and provision of this Agreement, provided, however, that the aggregate of all such provisions found to be invalid or unenforceable does not materially affect the benefits and obligations of the parties of the Agreement taken as a whole.

22. Modifications: The above conditions may not be modified by eithe party without written agreement.

IN WITNESS WHEREOF, by signing in the spaces provided below, the parties hereto accept and agree to all of the terms and conditions of this Agreement.

Latin Television, Inc	BARAL, INC
(LTV)	("Producer")
By: [signature]	By: [signature]
Name: Randall S. Appel	Name: Luis F Baraldi
Title: CEO/Pres	Title: CEO
Date: July 18, 2006	Date: July 18, 2006

MERGER AGREEMENT
AND
PLAN OF REORGANIZATION

MERGER AGREEMENT AND PLAN OF REORGANIZATION

This MERGER AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of Feb 15, 2006, by and among Latin Television Inc., Nevada corporation ("Latin Television Inc."), New LTV Acquisition LLC, a Delaware Corporation (the "Company") and the shareholders of the Company listed on the signature page hereto (the "Shareholders").

RECITALS:

A. The Boards of Directors of each of the Company and Latin Television Inc. believe it is in the best interests of each company and their respective stockholders that Latin Television Inc. acquire the Company through the statutory merger of the Company with and into Latin Television Inc. (the "Merger") and, in furtherance thereof, have approved the Merger and the transactions contemplated hereby upon the terms and subject to the conditions set forth herein.

B. Pursuant to the Merger and subject to the terms and conditions of this Agreement, Latin Television Inc. shall acquire, at the Effective Time (as defined below) from the Shareholders all of the then issued and outstanding shares of capital stock and derivative securities of the Company (the "Company Securities") in exchange for shares of common stock of Latin Television Inc..

C. The Company, and Latin Television Inc. desire to make certain representations and warranties and other agreements in connection with the Merger.

D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

E. The parties intend the Merger to be effected through a three part process there will be (i) the execution of this agreement on or before February 2006 (the "Signing"); (ii) upon the satisfaction of certain conditions, including the Latin Television Inc. Shareholders' approval of a reorganization, as described herein (the "Reorganization") (the date on which shareholder's approval is obtained, the "Approval Date") there will be filed the appropriate merger certificates with the State of Nevada, which will be deemed the Effective Time, as herein defined; and, (iii) there will be a conversion of the Shareholders' common stock of the Company into Latin Television Inc. Common Stock, as set forth herein.

NOW THEREFORE, in consideration of the covenants, promises and representations and warranties set forth herein, and for other good and valuable consideration, intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1 - THE MERGER

1.1. The Merger.

At the Effective Time (as defined in Section 1.2), and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the laws of the state of, Nevada, the Company shall be merged with and into Latin Television Inc., the separate corporate existence of the Company shall cease and Latin Television Inc. shall continue as the surviving corporation. Latin Television Inc., as the surviving corporation with the operating business of the Company after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

1.2. Closing Date; Effective Time.

Unless this Agreement is earlier terminated pursuant to Section 7.1, the closing of the Merger (the "Closing") will take place as promptly as practicable, but no later than five (5) business days, following satisfaction or waiver of the conditions set forth in Article 6, which shall be accomplished by faxed documents. The date upon which the Closing actually occurs is herein referred to as the "Closing Date"

As promptly as practicable following the Approval Date, the parties hereto shall cause the Merger to be consummated by filing the Articles and Plan of Merger (or like instrument) with the Secretary of State of the State of Nevada (the "Articles of Merger"), in accordance with the relevant provisions of applicable Nevada Law (the time of acceptance by the Secretary of State of the State of Nevada of such filing being referred to herein as the "Effective Time"

1.3 Effect of the Merger

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Nevada Law. Without limiting the generality of the foregoing, and subject to the limitations set forth in this Agreement, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Latin Television Inc. shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Latin Television Inc. shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) The Certificate of Incorporation of Latin Television Inc., as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law, provided, however, that Latin Television Inc. agrees that as of the Effective Time or as soon thereafter as practical it will change its name to "New LTV Acquisition LLC" or such other name that better reflects the business of the Company.

(b) The By-laws of Latin Television Inc., as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law and such By-laws.

1.5. Directors and Officers: Surviving Corporation

The initial directors of the Surviving Corporation will be Hans Jonas Petterssen, Randall S Appel, Luis F Baraldi, Manuel M Arvazu and Alan S Elkin, each to hold office until replaced or otherwise in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The current officers of the Company will resign effective at the signing of this document, or until replaced or otherwise in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The new officers of the surviving corporation will be: Hans Jonas Petersson, Executive Vice Chairman Randall S Appel, Chief Executive Officer, and Luis F Baraldi Chief Operating Officer.

1.6 Conversion of Shares.

At the Effective Time, by virtue of the Merger, or otherwise at such time and subject to such conditions as are set forth herein, and without any action on the part of Latin Television Inc., the Company or any holder of any Company securities:

(a) Exchange of Stock. New LTV Acquisition, LLC is a Delaware limited liability company which is comprised of 1,000 membership units of which 1,000 are fully issued and vested. Hans Jonas Pettersson serves as the managing member and the company is also fully recognized and authorized to transact business in the state of Florida and is therefore on file and in good standing in both Delaware and Florida. All of the outstanding 1,000 membership units of the Company shall be exchanged for 20,000,000 twenty million post reverse split restricted shares of Latin Television, Inc., representing controlling interest in Latin Television, Inc.

(b) Effective Date of the Merger. The Merger shall become effective on the date and time when duly executed Articles of Merger are filed with the office of the Secretary of State of the State of Nevada and becomes effective to Nevada law. The parties agree that the effective date of the Merger shall be the date of filing of the Articles of Merger. Counsel for Latin Television Inc. and the Company shall mutually agree upon the date and time on which the Articles of Merger shall be submitted for filing to the Secretary of State of the State of Nevada, which date shall be no later than thirty (30) days after all requisite conditions to Closing of the Merger have been obtained, unless further extended by mutual agreement.

(c) Related Actions. In order to effectuate the Merger it is anticipated that the following actions shall be taken:

(i) The Board of Directors of the Company will unanimously approve this Agreement and recommend that the Agreement be submitted for approval by a majority of the Shareholders of the Company either through an action by written consent or a special meeting of Shareholders held in accordance with the laws of the State of Nevada as soon as may be practical after execution of this Agreement for the purpose of voting upon the approval and adoption of this Agreement and all ancillary matters.

(ii) The Board of Directors of Latin Television Inc. shall hold a special meeting held for the purpose of approving this Agreement and the related actions including, but not limited to, execution of the Articles of Merger and issuance of Latin Television Inc. common shares in accordance with the terms of this Agreement to the Shareholders of the Company. In this regard, the parties do not currently anticipate that a special meeting of Shareholders will be required to approve this Merger under Nevada law because Latin Television Inc. has sufficient authorized but unissued common shares which are available for issuance to the Company's Shareholders in accordance with the Articles of Incorporation. If for any reason it is determined that this Merger requires a vote of the Latin Television, Inc. Shareholders, then Latin Television Inc. shall file an Information Statement with the Securities and Exchange Commission pursuant to Regulation 14C as

RJ

soon as reasonably practical, soliciting the consent of the majority of the requisite vote of the Latin Television, Inc. Shareholders to adopt and approve this Merger Agreement and related matters.

(iii) The Board of Directors of Latin Television, Inc. agrees to file and register a Texas 504 being prepared by Atwell and Associates to pay the following consultants and associates for services rendered.

Eaton-Texas Investments, Inc. 14041 West Rd. Houston, Texas 77041	11,500,000 shares
Richard M Johnson 3207 Colony Crest Court Houston, Tx 77082	1,500,000 shares
George Bogle 1812 Charro St. Houston, Tx 77546	100,000 shares
Julie Bogle 1812 Charro St. Houston, Tx 77546	100,000 shares
Nooruddin Paracha 1900 Bay Area Blvd., Suite A102 Houston, Tx.	100,000 shares
Richard Mark 6202 Silver Leaf Drive League City, Tx 77573	00,000 shares
Atwell Group LLC 4324 Bradford Drive Grapevine, Tx 76051	00,000 shares
	13,500,000 shares total free trading

1.7 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Securities held by a holder who has demanded and perfected appraisal or dissenters' rights for such shares in accordance with Nevada Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal or dissenters' rights ("Dissenting Shares"), shall not be exchanged for Latin Television Inc. Securities pursuant

RJ

to Section 1.8, but the holder thereof shall only be entitled to such rights as are granted by Nevada Law.

(b) Notwithstanding the provisions of subsection 1.7(a), if any holder of shares of Company Securities who demands appraisal of such shares under Nevada Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be, pursuant to the Merger, exchanged for Latin Television Inc. Securities as provided in Section 1.6 upon surrender of the certificate representing such shares pursuant to Section 1.8.

(c) The Company shall give Latin Television Inc. (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served pursuant to Nevada Law and received by the Company in connection therewith; and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under Nevada Law.

1.8 Surrender of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Latin Television Inc. shall designate a bank, transfer agent or trust company reasonably acceptable to the Company, to act as exchange agent (the "Exchange Agent") in the Merger. Latin Television Inc., the surviving entity shall pay all charges and expenses of the Exchange Agent. The Exchange Agent will be entrusted with exchanging the Company Common Stock with the Latin Television Inc. Common Stock, as detailed below

(b) Latin Television Inc. to Provide Latin Television Inc. Securities. As of the Effective Time, Latin Television Inc. shall deposit into an escrow account with the Exchange Agent for the benefit of the Company's Shareholders the aggregate number of shares of Common Stock issuable pursuant to Section 1.6 in exchange for the outstanding shares of Company Common Stock.

(c) Exchange Procedures. Promptly after the Effective Time, certificates representing the Company Common Stock (the "Certificates" or, individually, "Certificate") will be surrendered to the Exchange Agent. Upon surrender of a Certificate to the Exchange Agent or to such other agent or agents as may be appointed by Latin Television Inc., the holder of such Certificate shall be entitled to certificates representing the number of whole shares of Common Stock and the Certificate so surrendered shall forthwith be owned in the name of Latin Television Inc.. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, to represent solely ownership of the number of exchanged shares of Latin Television Inc. Securities into which such Company Stock shall have been so exchanged.

(d) No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to a holder of Latin Television Inc. Securities or Company Securities for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.9 No Further Ownership Rights in Company Common Stock.

All shares of Comm[illegible] issued pursuant to the Merger in exchange for shares of Company Common Stock in acc[illegible] with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pe[illegible] to such shares of Company Common Stock.

1.10 Lost, Stolen or Destroyed Certificates.

In the event any certificates evidencing shares of Company Common Stock shall have been lost, stolen or destroyed, the Company shall issue in exchange for such lost, stolen or destroyed certificates, upon receiving notice from the holder thereof at least five (5) days before the Effective Time and upon the making of an affidavit in such form as is acceptable to the Company and the Exchange Agent of that fact by such holder, new shares of Company Common Stock; provided, however, that Company, as a condition precedent to the issuance thereof, shall require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made with respect to the certificates alleged to have been lost, stolen or destroyed. Subsequent to the issuance of new shares of Company Common Stock, such shares shall be surrendered to the Exchange Agent in accordance with Section 1.8.

1.11 Tax and Accounting Consequences.

It is intended by the parties hereto that the Merger shall constitute a tax-free reorganization within the meaning of Section 368(a)(1)(B) the Code

1.12 Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any such further action is necessary, or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Latin Television Inc., the officers and directors of the Company and Latin Television Inc. are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SHAREHOLDERS

RG

The Company hereby represents and warrants, jointly and severally with the Shareholders, to Latin Television Inc., as follows:

2.1 Organization; Standing and Power.

New LTV Acquisition, LLC is a Delaware limited liability company which is comprised of 1,000 membership units of which 1,000 are fully issued and vested. Hans Jonas Pettersson serves as the managing member and the company is also fully recognized and authorized to transact business in the state of Florida and is therefore on file and in good standing in both Delaware and Florida. The Company has the corporate power to own its properties and to carry on its business as now being conducted.

2.2 Authority.

The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the Merger and this Agreement by the Company's Shareholders. The Company's Board of Directors has unanimously approved the Merger and this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2.3 Company Capital Structure.

New LTV Acquisition, LLC is a Delaware limited liability company which is comprised of 1,000 membership units of which 1,000 are fully issued and vested. Hans Jonas Pettersson serves as the managing member and the company is also fully recognized and authorized to transact business in the state of Florida and is therefore on file and in good standing in both Delaware and Florida. There are no options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound, obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

2.4 Subsidiaries.

The Company does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

2.5 Company Financial Statements.

As soon as practicable following the date of this Agreement, the Company shall cause to be delivered to Latin Television Inc. the Company's [audited] balance sheet and financial statements as of December 31, 2005, and the related statements of operations and cash flows for 2005 (collectively, the "Company Financials"). At such time as the Company Financials are delivered, the Company will represent and warrant to Latin Television Inc. that the Company Financials are correct in all material respects and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other. The Company Financials will present fairly the financial condition and operating results of the Company as of the date and during the period indicated therein.

2.6 Taxes.

All federal, state and other returns and reports required to be filed by the Company have been duly filed by the Company and except as set forth on Schedule 2.6 hereto, all material taxes and other assessments and levies (including all interest and penalties) including, without limitation, income, franchise, real estate, sales, gross receipts, use and services taxes, and employment and employee withholding taxes, owed by the Company have been paid in full by the Company unless being contested in good faith. Except as set forth on Schedule 2.6, all such taxes and other assessments and levies which the Company is required by law to have withheld, collected or deposited have been duly withheld and collected and deposited with the proper governmental authorities or segregated and set aside for such payment, and if so segregated and set aside, shall be so paid by the Company as required by law.

2.7 Litigation.

Except as set forth on in Schedule 2.7 hereto, there is no material action, suit or proceeding of any nature pending or to the best of the Company's knowledge threatened against the Company, its properties or any of its officers or directors, in their respective capacities as such.

2.8 No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 2.8 hereto, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby

will not, (i) conflict with or violate the Articles of Incorporation or By-laws of the Company, (ii) conflict with or violate any federal, foreign, state or provincial law, rule, regulation, order, judgment or decree (collectively, "Laws"), applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that do not have a Material Adverse Effect, as defined in Section 6.2(a), below.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with notification to, any domestic or foreign governmental or regulatory authority except (i) for the applicable requirements, if any, of the Securities Act of 1933, as amended (the "Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws"), the legal requirements of any foreign jurisdiction requiring notification in connection with the Merger and the transactions contemplated hereby and the filing and recordation of appropriate merger or other documents as required by Nevada Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, either (A) would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay the Company from performing its obligations under this Agreement, or (B) do not have a Material Adverse Effect.

2.9 Status of Material Contracts.

The Company is not in default of, nor is in anticipatory breach of any of its material contracts with third parties, nor does the Company have any reason to believe that it will be so in the future.

2.10 Ownership of Property; Indemnification.

The Company owns, and at the Closing shall have, good, valid and marketable title or valid license to any property, including intellectual property, that it uses in the operation of its business, free and clear of all mortgages, liens, pledges, charges or encumbrances, except (i) the lien of current taxes not yet due and payable and (ii) such imperfections of title, liens and easements as do not and would not reasonably be expected to have a Material Adverse Effect on the Company. With regard to any licenses to use property,

including intellectual property, the Company has valid and enforceable license agreements with the third party owners of the property, and none of such intellectual property infringes upon the proprietary rights of any third party. In this regard, the Company agrees to indemnify and hold harmless Latin Television Inc. and the Surviving Corporation from any liabilities, damages or expenses (including attorneys' fees) that it might incur by reason of a breach of this warranty.

2.11 ERISA Plans

The Company does not have any plans that would be covered by the federal ERISA law.

2.12 Restrictions on Business Activities

To the Company's knowledge, there is no agreement, judgment, injunction, order or decree binding upon the Company which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of the Company to compete with any other person or the conduct of business by the Company as currently conducted or as proposed to be conducted by the Company.

2.13 Brokers' and Finder' Fees

Latin Television Inc. has not incurred, nor will the Company incur, directly or indirectly, any liability for brokerage or finders' fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.14 Governmental Authorization; Compliance with Laws

The Company has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of any applicable governmental entity or other regulatory agency, (i) pursuant to which the Company currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the Company's business or the holding of any such interest ((i) and (ii) herein collectively referred to as the "Company Authorizations"), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any such Company Authorizations could not reasonably be expected to have a Material Adverse Effect on the Company. The Company is in material compliance with all applicable laws, statutes, orders, rules and regulations of any applicable governmental entity or other regulatory agency relating to the Company except where the failure to do so would not have a Material Adverse Effect and the Company has not received notice of any violations of any of the above.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF LATIN TELEVISION INC.

As used in this Article 3, all references to "Latin Television Inc." shall include Latin Television Inc. and (if applicable) it's wholly owned subsidiaries. Latin Television Inc. represents and warrants to the Company as follows:

3.1 Organization; Standing and Power.

Latin Television Inc. is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Latin Television Inc. has the corporate power to own its properties and to carry on its business as now being conducted. Latin Television Inc. has made available true and correct copies of its Certificates of Incorporation and By-Laws, each as amended, to the Company

3.2 Authority.

Subject only to the requisite approval of (a) the amendment of the Certificate of Incorporation changing the name of Latin Television Inc., (b) the election of directors and officers of Latin Television Inc. and Surviving Corporation as outlined in Section 1.5 hereof, immediately prior to the Effective Time, (c) the Merger and (d) this Agreement, Latin Television Inc. has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Latin Television Inc., subject only to the approval of the Merger and this Agreement by Latin Television Inc.'s stockholders (if so required). Latin Television Inc.'s Board of Directors has unanimously approved the Merger and this Agreement. This Agreement has been duly executed and delivered by Latin Television Inc. and constitutes the valid and binding obligations of Latin Television Inc., enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3 Latin Television Inc. Capital Structure.

(a) The authorized stock of Latin Television Inc. consists of 2,500,000,000 (two billion five hundred million) shares of Latin Television Inc. Common Stock, $.001 par value and 10,000,000 ten million shares of Preferred Stock. As of the date of this Agreement, approximately 125,000,000 (one hundred and twenty five million) shares of Latin Television Inc. Common Stock or equivalents are issued and outstanding. All such shares of stock have been duly authorized and have been validly issued and are fully paid and non-assessable. No shares of Latin Television Inc. Securities are subject to outstanding convertible debt securities. Except as set forth on Schedule 3.3 hereto, there are no

RG

options, warrants, calls, rights, commitments or agreements of any character to which Latin Television Inc. is a party or by which it is bound; obligating Latin Television Inc. to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Latin Television Inc. or obligating Latin Television Inc. to grant, extend or enter into any such option, warrant, call, right commitment or agreement.

(b) The Latin Television Inc. Common Stock, when issued in accordance with the terms and provisions of this Agreement will be duly authorized, validly issued, fully paid and non-assessable.

3.4 Subsidiaries.

Except as set forth on Schedule 3.4 hereto, Latin Television Inc. does not have and has never had any subsidiaries or affiliated companies and does not otherwise own and has never otherwise owned any shares of capital stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

3.5 Taxes.

All federal, state and other returns and reports required to be filed by Latin Television Inc. have been duly filed by Latin Television Inc. and except as set forth on Schedule 3.5 hereto, all material taxes and other assessments and levies (including all interest and penalties) including, without limitation, income, franchise, real estate, sales, gross receipts, use and services taxes, and employment and employee withholding taxes, owed by Latin Television Inc. have been paid in full by Latin Television Inc. unless being contested in good faith. Except as set forth on Schedule 3.5, all such taxes and other assessments and levies which Latin Television Inc. is required by law to have withheld, collected or deposited have been duly withheld and collected and deposited with the proper governmental authorities or segregated and set aside for such payment, and if so segregated and set aside, shall be so paid by Latin Television Inc. as required by law.

3.6 Litigation.

Except as disclosed on Schedule 3.6, there is no action, suit or proceeding of any nature pending or to the best of Latin Television Inc.'s knowledge threatened against Latin Television Inc. or any of its subsidiaries, their respective properties, or any of their respective officers or directors, in their respective capacities as such.

3.7 No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 3.7 hereto, the execution and delivery of this Agreement by Latin Television Inc. does not, and the performance of this Agreement by

Latin Television Inc. and the consummation by Latin Television Inc. of the transactions contemplated hereby will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of Latin Television Inc., (ii) conflict with or violate any Laws applicable to Latin Television Inc., or any of its subsidiaries or by which they or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Latin Television Inc.'s or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the properties or assets of Latin Television Inc. or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Latin Television Inc. or any of its subsidiaries is a party or by which Latin Television Inc. or any of its subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that do not have a Material Adverse Effect, as defined in Section 6.2 below.

(b) The execution and delivery of this Agreement and the consummation of the Merger contemplated thereby, by Latin Television Inc. does not, and the performance of this Agreement by Latin Television Inc. will not, require any consent, approval, authorization or permit of, or filing with notification to, any domestic or foreign governmental or regulatory authority except (i) for the applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the pre-merger notification requirements of the HSR Act, the legal requirements of any foreign jurisdiction requiring notification in connection with the Merger and the transactions contemplated hereby and the filing and recordation of appropriate merger or other documents as required by the laws of the state of Nevada, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, either (A) would not prevent or materially delay consummation of the Merger or otherwise prevent or materially delay Latin Television Inc. from performing its obligations under this Agreement, or (B) do not have a Material Adverse Effect (as defined below).

3.8 Outstanding Obligations

As of the Effective Time, Latin Television inc. liabilities will not exceed $2500.00. Also as of the Effective Time Latin Television Inc. will have no outstanding convertible notes, warrants, options, employment agreements, or other obligations or agreement creating future obligations, other than as set forth on Schedule 3.8.

3.9 Status of Material Contracts.

Latin Television Inc. is not in default of, nor is in anticipatory breach of any of its material contracts with third parties, not has any reason to believe that it will be so in the future.

3.10 Ownership of Property; Indemnification.

Latin Television Inc. owns, and at the Effective Time shall have, good, valid and marketable title, or valid license, to any property, including intellectual property, used in the operation of its business, free any clear of all mortgages, liens, pledges, charges or encumbrances, except (i) the lien of current taxes no yet due and payable and (ii) such imperfections of title, liens and easements as do not and would not reasonably be expected to have a Material Adverse Effect on Latin Television Inc. With regard to any licenses to use property, including intellectual property, Latin Television Inc. has valid and enforceable license agreements with the third party owners of the property and none of such intellectual property infringes upon the proprietary rights of any third party. In this regard, Latin Television Inc. agrees to indemnify and hold harmless the Company, the Shareholders and the Surviving Corporation from any liabilities, damages or expenses (including attorney's fees) that it might incur by reason of a breach of this warranty.

3.11 ERISA Plans.

Latin Television Inc. does not have any plans that would be covered by the federal ERISA law.

3.12 Restrictions on Business Activities.

To Latin Television Inc.'s knowledge, there is no agreement, judgment, injunction, order or decree binding upon Latin Television Inc. which has or could reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of Latin Television Inc. to compete with any other person or the conduct of business by Latin Television Inc. as currently conducted or as proposed to be conducted by Latin Television Inc.

3.13 Brokers' and Finder' Fees.

Latin Television Inc. has not incurred, nor will Latin Television Inc. incur, directly or indirectly, any liability for brokerage or finders' fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.14 Governmental Authorization; Compliance with Laws.

Latin Television Inc. has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of any applicable governmental entity or other regulatory agency, (i) pursuant to which Latin Television Inc. currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Latin Television Inc.'s business or the holding of any such interest ((i) and (ii) herein collectively referred to as the "Latin Television Inc. Authorizations"), and all of such Latin Television Inc. Authorizations are in full force and effect, except where the failure to

obtain or have any such Latin Television Inc. Authorizations could not reasonably be expected to have a Material Adverse Effect on Latin Television Inc. Latin Television Inc. is in material compliance with all applicable laws, statutes, orders, rules and regulations of any applicable governmental entity or other regulatory agency relating to Latin Television Inc. except where the failure to do so would not have a Material Adverse Effect and Latin Television Inc. has not received notice of any violations of any of the above.

3.16 Financial Statements.

To the best knowledge of Latin Television Inc., the financial statements contained in reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis through the periods indicated; such financial statements present fairly the financial position of Latin Television Inc. at the dates thereof and reflect all known claims against, and the debts and liabilities of, Latin Television Inc. as of the dates thereof. Latin Television Inc. knows of no event or circumstance which would make the disclosures and other statements contained within such 34 Act filing reports materially misleading or fail to disclose a material fact.

ARTICLE 4 - CONDUCT OF BUSINESS PENDING THE APPROVAL DATE

4.1 Conduct of Business by the Company and Latin Television Inc. Pending the Approval Date.

Except as otherwise contemplated by this Agreement, after the date hereof and prior to the Approval Date or earlier termination of this Agreement, unless the parties shall otherwise agree in writing, the Company and Latin Television Inc. shall each:

(a) Conduct its business in the ordinary and usual course of business and consistent with past practice;

(b) not (i) amend or propose to amend its Certificate of Incorporation or By-laws, (ii) split, combine or reclassify its outstanding capital stock or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, (iii) spin-off any assets or businesses, (iv) engage in any transaction for the purpose of effecting a recapitalization of any party or subsidiary, or (v) engage in any transaction or series of related transactions which has a similar effect to any of the foregoing;

(c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock or amend or modify the terms and conditions of any of the foregoing;

(d) not (i) incur or become contingently liable with respect to any indebtedness for borrowed money, except in the ordinary course of business, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, other than as required by the governing terms of such securities, (iii) take or fail to take any action which action or failure to take action would cause the Company or its Shareholders (except to the extent that any Shareholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger, (iv) make any acquisition of any assets (except in the ordinary course of business) or businesses, (v) sell any assets (except in the ordinary course of business) or businesses, or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(e) use all reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with suppliers, distributors, customers, and others having business relationships with the Company or Latin Television Inc. and not engage in any action, directly or indirectly, with the intent to impact adversely the transactions contemplated by this Agreement;

(f) Not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors or officers;

(g) not increase the rate of remuneration payable to any of its directors or officers, except in the customary and usual course of business and consistent with past practices, or agree to do so;

(h) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except in the ordinary and usual course of business, consistent with past practices or as required to comply with changes in applicable law;

(i) file with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it pursuant to the Exchange Act; and

(j) Maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice.

4.2 Certain Actions.

Except with respect to this Agreement and the transactions contemplated hereby the Company and Latin Television Inc. shall not, directly or indirectly, solicit any Acquisition Proposal. "Acquisition Proposal" shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the acquisition of, such party or any of its subsidiaries, or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such party or any of its subsidiaries. The Company and Latin Television Inc. shall not, directly or indirectly, furnish to any third party any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any agreement with respect to, any Acquisition Proposal, but may communicate information about such an Acquisition Proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations. The Company and Latin Television Inc., as applicable, shall promptly advise the other parties hereto following the receipt of any Acquisition Proposal and the details thereof, and advise such other parties hereto of any developments with respect to such Acquisition Proposal promptly upon the occurrence thereof. The Company and Latin Television Inc. shall (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person or entity conducted heretofore with respect to any of the foregoing, and (b) direct and use its reasonable efforts to cause all of its investment bankers, financial advisors, attorneys, accountants, consultants or other representatives not to engage in any of the foregoing.

ARTICLE 5 - ADDITIONAL AGREEMENTS

5.1 Access to Latin Television Inc./Company Information.

Subject to any applicable contractual confidentiality obligations (which the Company and Latin Television Inc. shall use their best efforts to cause to be waived), Company and Latin Television Inc. shall afford each other and their respective accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (a) all of their respective properties, books, contracts, agreements and records, and (b) all other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of Company and Latin Television Inc., as applicable, as may be reasonably requested.

5.2 Public Disclosure.

No disclosure (whether or not in response to an inquiry) of the existence or nature of this Agreement shall be made by any party hereto unless approved in writing, by duly authorized officers of both Latin Television Inc. and the Company, or of any third parties identified in such disclosure, prior to release, provided that such approval shall not be unreasonably withheld and subject in any event to Company's and Latin Television Inc.'s obligations to comply with applicable securities laws.

5.3 Reasonable Efforts/Consents

Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use its reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

6.4 Notification of Certain Matters.

The Company shall give prompt notice to Latin Television Inc., and Latin Television Inc. shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company or Latin Television Inc. respectively, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time except as contemplated by this Agreement (including the schedules of the Company attached hereto), and (b) any failure of the Company or Latin Television Inc., as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect any remedies available to the party receiving such notice.

6.5 Blue Sky Laws.

Latin Television Inc. shall take such steps as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions which are applicable to the issuance of the Latin Television Inc. Securities pursuant hereto. The Company shall use its best efforts to assist Latin Television Inc. as may be necessary to comply with the securities and Blue Sky Laws of all jurisdictions which are applicable in connection with the issuance of Latin Television Inc. Securities pursuant hereto.

5.9 Indemnification and Insurance.

(a) Latin Television Inc. and the Company agree that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company (as such) or any of its subsidiaries or present or former directors of the Company or any of its subsidiaries serving or who served at the Company's or any of its subsidiaries' request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as provided in the Company's Articles of Incorporation or By-laws, or the Certificate of Incorporation or By-laws (or similar governing documents) of any of the Company's subsidiaries and any indemnification agreements as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge the indemnification rights) for a period of not less than the statute of limitations applicable to such matters, and the Surviving Corporation shall comply fully with its obligations hereunder and thereunder.

(b) The officers and directors of Latin Television Inc. and the Surviving Corporation promptly after such person is elected as an officer or director shall amend the Latin Television Inc.'s liability insurance, if any, to include the officers and directors of Latin Television Inc. and Surviving Corporation set forth on Schedule 5.9 hereto.

(c) In the event the Surviving Corporation or Latin Television Inc. or any of their respective successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person or entity, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Latin Television Inc., as appropriate, assume the obligations set forth in this Section 5.9.

ARTICLE 6 - CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger.

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be deferred, in writing by both parties and/or waived:

(a) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect.

(b) Regulatory Filings and Third Party Consents. All governmental and third party consents, orders and approvals legally required for the consummation of the Merger and

the transactions contemplated hereby, including, without limitation, filing with the SEC and any applicable state securities divisions, shall have been obtained and be in effect at the Effective Time;

(c) Audited Financial Statements. The Company shall have completed and delivered to Latin Television Inc. its audited financial statements prepared by a duly qualified independent public accounting firm registered with the Public Accounting Oversight Board in compliance with the rules and regulations of the SEC. The audited financial statements of the Company shall be filed as an amendment to Form 8-K within two (2) business days of the filing of the Articles of Merger.

8.2. Additional Conditions to the Obligations of Latin Television Inc.

The obligations of Latin Television Inc. to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Latin Television Inc.

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on and as of the date made and the Closing Date, except for changes contemplated by this Agreement (including the schedules of the Company) and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on the Company or Latin Television Inc.; and Latin Television Inc. shall have received a certificate to such effect signed on behalf of the Company by the President of the Company. "Material Adverse Effect" on a party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (1) changes in laws of general applicability or interpretations thereof by courts or governmental authorities, (2) changes in GAAP, (3) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, and (4) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement;

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this

Agreement to be performed or complied with by it on or prior to the Effective Time, and Latin Television Inc. shall have received a certificate to such effect signed by the President of the Company;

(c) Material Adverse Change. Since December 31, 2004, no event shall have occurred that would constitute a Material Adverse Effect to the Company;

(d) Due Diligence. Latin Television Inc. shall have conducted its due diligence of Company with results, in the sole discretion of the Board of Directors of Latin Television Inc., satisfactory to it;

(e) Additional Certificates. The Company shall have furnished to Latin Television Inc. such additional certificates, opinions and other documents as Latin Television Inc. may have reasonably requested as to any of the conditions set forth in this Section 6.2;

(f) Review of Financial Statements. Latin Television Inc. and its accountants shall have completed a review of the financial statements of the Company and believe them to be, in the reasonable opinion of Latin Television Inc.'s accountants, to have been prepared in accordance with generally accepted accounting principles and suitable or readily adaptable for incorporation in the registrations statements, prospectuses and annual reports to be filed by Latin Television Inc. with the Securities and Exchange Commission; and

(g) Company Stockholder Approval. The Stockholders' approval of the Company shall have been obtained.

6.3 Additional Conditions to Obligations of the Company.

The obligations of the Company to consummate the Merger and the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing, or such time as specified herein, of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties. The representations and warranties of Latin Television Inc. contained in this Agreement shall be true and correct in all material respects on and as of the date made and the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, for such breaches, inaccuracies or omissions of such representations and warranties which have neither had nor reasonably would be expected to have a Material Adverse Effect on Latin Television Inc., and the Company shall have received a certificate to such effect signed on behalf of Latin Television Inc. by the Chief Executive Officer or President of Latin Television Inc.;

(b) Agreements and Covenants. Latin Television Inc. shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the Chief Executive Officer or President of Latin Television Inc.;

(c) Material Adverse Change. Since December 31, 2005, no event shall have occurred that would constitute a Material Adverse Effect to Latin Television Inc.;

(d) SEC Documents. Latin Television Inc. shall have filed with the SEC all documents required to be filed under the Securities Exchange Act of 1934 in the appropriate form and with the appropriate information as required under that Act and such documents shall not have any omissions or misrepresentations of any material fact contained therein;

(e) Due Diligence. The Company shall have conducted its due diligence of Latin Television Inc. and its subsidiaries with results, in the sole discretion of the Board of Directors of the Company, satisfactory to it, and

(f) Additional Certificates. Latin Television Inc. shall have furnished to the Company such additional certificates, opinions and other documents as the Company may have reasonably requested as to any of the conditions set forth in this Section 6.3.

6.4. Waiver.

Notwithstanding anything to the contrary herein, any party may waive compliance of the other party to any condition contained in this Section 6.4, if such waiver is made by a writing executed by the party and delivered to the other parties hereto, provided, however, a single or partial waiver of any condition will not be deemed a waiver of any other part of such condition or any other condition.

ARTICLE 7 - TERMINATION, AMENDMENT AND WAIVER

7.1 Termination.

This Agreement may be terminated and the Merger abandoned at any time prior to the Approval Date:

(a) By mutual consent of the Company and Latin Television Inc.;

(b) by Latin Television Inc. or the Company if (i) the Effective Time has not occurred by ____________, 2006, (ii) there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Merger, (iii) there shall be a

statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger by any governmental entity that would make consummation of the Merger illegal; or (iv) if any of the conditions precedent to Closing set forth in this Agreement have not been met and have not been waived in writing by the party whose consent is required.

(c) by Latin Television Inc. or the Company if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any governmental entity, which would: (i) prohibit Latin Television Inc.'s or the Company's ownership or operation of any material portion of the business of the Company or Latin Television Inc.; or (ii) compel Latin Television Inc. or the Company to dispose of or hold separate, as a result of the Merger, any material portion of the business or assets of the Company or Latin Television Inc.:

(d) by Latin Television Inc. if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by the Company within ten (10) days after the giving of written notice by Latin Television Inc. of such breach through the exercise of the Company's reasonable best efforts, then for so long as the Company continues to exercise such reasonable best efforts Latin Television Inc. may not terminate this Agreement under this Section 7.1 (d) unless such breach is not cured within ten (10) days (but no cure period shall be required for a breach which by its nature cannot be cured);

(e) by the Company if it is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Latin Television Inc. and as a result of such breach the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would not then be satisfied; provided, however, that if such breach is curable by Latin Television Inc. within ten (10) days after the giving of written notice by the Company of such breach through the exercise of Latin Television Inc.'s reasonable best efforts, then for so long as Latin Television Inc. continues to exercise such reasonable best efforts the Company may not terminate this Agreement under this Section 7.1 (e), unless such breach is not cured within ten (10) days (but no cure period shall be required for a breach which by its nature cannot be cured);

(f) By Latin Television Inc. if the Company fails to obtain the unanimous consent of the Company's Shareholders approving the transactions contemplated by this Agreement;

(g) by the Company if Latin Television Inc. fails to receive the required approvals of the directors and stockholders of Latin Television Inc. contemplated by this Agreement;

(h) By Latin Television Inc. or the Company, if it is not in initial breach of its obligations under this Agreement and any of the conditions set forth in Section 6.4 have not been satisfied; or

where action is taken to terminate this Agreement pursuant to this Section 7.1, it shall be sufficient for such action to be authorized by the Board of Directors (as applicable) of the party taking such action.

7.2 Effect of Termination.

In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and, except as set forth herein, there shall be no liability or obligation on the part of Latin Television Inc., or the Company, or their respective officers, directors or stockholders, provided that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of this Section 7.2 and Sections 5.3, 5.5 and 5.9 and Article 8 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

7.3. Amendment.

Except as is otherwise required by applicable law, this Agreement may be amended by the parties hereto at any time only by execution of an instrument in writing signed on behalf of each of the parties hereto.

7.4 Extension; Waiver.

At any time prior to the Effective Time, Latin Television Inc., on the one hand, and the Company, on the other, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

ARTICLE 8 - GENERAL PROVISIONS

8.1 Survival of Representations and Warranties.

The representations and warranties set forth in Article 2 and Article 3 shall survive for a period of one year beyond the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

8.2 Notices.

All notices and other communications hereunder shall be in writing, shall be effective when received, and shall in any event be deemed to have been received (a) when delivered, if delivered personally or by commercial delivery service, (b) five (5) business days after deposit with U.S. Mail, if mailed by registered or certified mail (return receipt requested), (c) one (1) business day after the business day of deposit with Federal Express or similar nationally recognized overnight courier for next day delivery (or two (2) business days after such deposit if deposited for second business day delivery), if delivered by such means, or (d) one (1) business day after delivery by facsimile transmission with copy by U.S. Mail, if sent via facsimile, plus mail copy (with acknowledgment of complete transmission), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:

New LTV Acquisition LLC
201 ALHAMBRA CIRCLE SUITE 502
CORAL GABLES, FL 33134
Attention: Hans Jonas Pettersen, Chairman
Telephone: ( ) 305, 442 2559
Facsimile: ( ) 305, 442 9822

If to Latin Television Inc., to:

Latin Television Inc.
14041 West Rd.
Houston, Tx 77041
Attention: Richard Johnson, President
Telephone: (281) 477-0154
Facsimile: (281) 477-0071

8.3 Interpretation.

The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The word "agreement" when used herein shall be deemed in each case to mean any contract, commitment or other agreement, whether oral or written that is legally binding. The table of

contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

8.4 Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement.

This Agreement, the Schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) are not intended to confer upon any other person any rights or remedies hereunder.

8.6 Severability.

In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.8 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.9 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto agrees that process may be served upon them in any manner authorized by the laws of the State of Nevada, and that such process may be served outside the state of Nevada, for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.10 Rules of Construction.

The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.11 Assignment.

No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.12 Absence of Third Party Beneficiary Rights.

No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner of any party hereto or any other person or entity unless specifically provided otherwise herein.

8.13 Mediation and Arbitration.

If any dispute, controversy or claim arises in connection with the performance or breach of this Agreement between the parties, a party hereto may, upon written notice to the other parties, request facilitated negotiations. Such negotiations shall be assisted by a neutral facilitator acceptable to all parties and shall require the best efforts of the parties to discuss with each other in good faith their respective positions and, respecting their different interests, to finally resolve such dispute.

A party may disclose any facts to the other parties or to the facilitator which such party believes, in good faith, to be necessary to resolve the dispute. All such disclosures shall be deemed in furtherance of settlement efforts and thus confidential. Except as agreed to by all parties, the facilitator shall keep confidential all information disclosed during the negotiations. The facilitator shall not act as a witness for either party in any subsequent arbitration between the parties. Such facilitated negotiations shall conclude within sixty days from receipt of the written notice, unless extended by mutual consent of the parties. The costs incurred by each party in such negotiations shall be borne by it. Any fees or expenses of the facilitator shall be borne equally by all parties.

If any dispute, controversy or claim arises in connection with the performance or breach of this Agreement which cannot be resolved by facilitated negotiations, then such dispute, controversy or claim shall be settled by arbitration in accordance with the laws of the State of Nevada and the then current Commercial Arbitration Rules of the American Arbitration Association, except that no pre-hearing discovery will be permitted unless specifically authorized by the arbitration panel. The confidentiality provisions applicable to facilitated negotiations shall also apply to arbitration.

The award issued by the arbitration panel may be confirmed in a judgment by any federal or state court of competent jurisdiction. All reasonable costs of both parties, as determined by the arbitration panel, including (i) the fees and expenses of the American Arbitration Association and of the arbitration panel, and (ii) the costs, including reasonable attorneys' fees, incurred to confirm the award in court, shall be borne entirely by the non-prevailing party (to be designated by the arbitration panel in the award) and may not be allocated between the parties by the arbitration panel.

8.14 Disclosure.

Disclosure on one schedule, attachment or document provided pursuant to any paragraph or subparagraph of this Agreement shall be deemed disclosed for all other applicable paragraph or subparagraph of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement and Plan of Reorganization to be signed by their duly authorized respective officers, all as of the date first written above.

NEW LTV ACQUISITION LLC

By: ____________________

LATIN TELEVISION INC

By: ____________________
Richard Johnson, President
7-15-2006

Addendum

It is understood that Latin Television Inc. is going to do a 100 to 1 reverse on the company's common stock. The numbers are as follows: there are currently approximately 125,000,000 shares or their equivalents issued and outstanding at this time. The company will therefore at the time of this merger receive 2,000,000,000 shares of stock which will end up being 20,000,000 post reverse shares and represent co[illegible] in the company. This means that after the reverse and filing of the 504 [illegible] slightly less than 35,000,000 (thirty five million) total issued and outstanding shares. Latin Television Inc is also committed and required to filing a Regulation D 504 in Texas to pay for services rendered including the preparation of the 504 being done by Atwel Group LLC. This filing will include registering said shares with the state of Texas as necessary. The 504 will be done post reverse for the number of shares listed in schedule 1.5 - C (iii), and shall be filed as soon as possible after the reverse split has taken effect.

____
Jonas Petterson
New LTV Acquisition LLC

____
Richard J[illegible]
Latin Tel[illegible]

Exhibit (7) Material Foreign Patents

NOT APPLICABLE

Exhibit (8)	Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession	E-8

NOT APPLICABLE

Exhibit (9) Escrow Agreements

E-9

NOT APPLICABLE

Exhibit (10) Consents E-10

(a) Experts:

NOT APPLICABLE

(b) Underwriters:

NOT APPLICABLE

Exhibit (11) Opinion re Legality

E-11

Legal Opinion Letter from Counsel

ASTOR, WEISS KAPLAN & MANDEL, LLP
The Bellevue
200 South Broad Street
Philadelphia, PA 19102
(215) 790-0100 (Voice) (215) 790-0100 (Facsimile)

December 19, 2006

Latin Television, Inc.
3764 NW 124th Avenue
Coral Springs, FL 33065

Ladies and Gentlemen:

We have acted as special counsel for Latin Television, Inc., a Nevada corporation (the "Company") in connection with certain matters as described herein.

In rendering this opinion, we have examined and relied upon the following documents:

(i) the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Nevada ("Secretary of State"), as certified by the Company's Secretary (the "Certificate of Incorporation");

(ii) a Certificate of the Secretary of State, dated August 16, 2006 as to the good standing of the Company;

(iii) the By-laws of the Company certified as true and correct by the Secretary of the Company (the "Company Bylaws");

(iv) the Minutes of the Special Meeting of the Company's Board of Directors dated August 21, 2006;

(v) a certificate of the Company's chief executive officer and Secretary as to certain matters (the "Officer's Certificate"); and

(v) the Form 1-A Regulation A Offering Statement of the Company dated August 21, 2006 (the "Offering Statement").

All the foregoing documents are referred to herein as the "Reviewed Documents." We have not reviewed any documents other than the Reviewed Documents for purposes of rendering the opinions expressed herein. We have conducted no independent factual investigation other than our review of the Reviewed Documents. In rendering this

opinion, we have relied, as to factual matters, solely upon the Reviewed Documents, and the representations, warranties, statements and information set forth therein, all of which we assume to be true, complete and accurate in all material respects. All terms used herein, other than those defined or the definition of which is otherwise referred to herein, shall have the meanings set forth in the Reviewed Documents.

With respect to the Reviewed Documents, we have assumed and relied upon the authenticity of all documents submitted to us as originals, the conformity with the originals of all documents submitted to us as copies or forms, the genuineness of all signatures, the legal capacity of natural persons and that the Reviewed Documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to this opinion.

This opinion is limited solely to the application of Nevada law (including the Corporation Law of the State of Nevada, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws) to the matters set forth below, which are the laws of the State of Nevada normally applicable to such matters. We express no opinion with respect to Federal securities laws, state securities or blue sky laws, or Federal or state tax laws. We have not been requested to and do not opine as to the applicability of the laws of any other jurisdiction.

This opinion is given only with respect to laws and regulations presently in effect. We assume no obligation to advise you of any changes in law or regulation which may hereafter occur, whether the same are retroactively or prospectively applied, or to update or supplement this letter in any fashion to reflect any facts or circumstances which hereafter come to our attention.

Based upon the foregoing, and subject to and in reliance on the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that:

1. The duly authorized capital stock of the Company consists of 2,510,000,000 shares of capital stock with a par value of $0.001 per share, of which 2,500,000,000 are shares of Common Stock (the "Common Stock") and 10,000,000 are shares of Preferred Stock.

2. The 21,265,057 shares of Common Stock that are presently issued and outstanding are duly authorized, validly issued, fully paid and nonassessable.

3. When the 50,000,000 shares of Common Stock that will be offered to the public for cash have been delivered to the subscribers in accordance with the Offering Statement, such shares will constitute duly authorized, validly issued, fully paid and nonassessable Common Stock of the Company.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to this firm and this opinion under the heading "Counsel to the Issuer" in Part 1 of the Offering Statement and any amendment thereto. In giving

such consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Except to the extent provided in the preceding paragraph, this opinion is rendered solely to the Company in connection with the transactions described in the Offering Statement and may not be relied upon by, nor may copies be delivered to, any other person or entity for any purpose without our prior written consent.

Very truly yours,

ASTOR WEISS KAPLAN & MANDEL, LLP

By: *Christopher P. Flannery*
CHRISTOPHER P. FLANNERY

Exhibit (12) Sales Materials

E-12

NOT APPLICABLE

Exhibit (13) "Test the Water" Material E-13

NOT APPLICABLE

Exhibit (14) Appointment of Agent for Service of Process E-14

NOT APPLICABLE

Exhibit (15) Additional Exhibits E-15

(Redacted)

Hodge Mass White paper on Hispanic Trends
Globecast Agreement
Lease Agreement (Facilities)

SIGNATURES

The issuer has duly caused this amended offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Springs, State of Florida, on January 8, 2007.

LATIN TELEVISION, INC.

Randall S Appel CEO / PRES.

By: Randall S. Appel, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: 1/8/07 Randall S Appel
Randall S. Appel, President, CEO, Director

Dated: 01/8/07
Luis Baraldi, Secretary, Director

Dated: 01082007
Hans J Pettersson, Director

ORIGINAL

LEASE AGREEMENT

THIS LEASE is made this 9 day of MARCH, 2006 by and between CABOT NORTH UNIVERSITY DRIVE LEASECO, LLC, a Delaware limited liability company having an address at 3111 North University Drive, Suite 1000, Coral Springs, Florida 33065 (hereinafter referred to as the "Landlord") and Latin Television, Inc., a Nevada corporation (hereinafter referred to as "Tenant").

WITNESSETH:

ARTICLE I
BASIC LEASE PROVISIONS

1.01. Demised Premises

A. Landlord, for and in consideration of the rents, covenants and agreements hereafter reserved and contained on the part of Tenant to be observed and performed, the receipt and sufficiency of which is hereby acknowledged, the Landlord demises and leases to the Tenant, and Tenant rents from Landlord, Suite 431 (hereinafter referred to as the "Premises" and more particularly described on the floor plans annexed hereto as Exhibit "A") consisting of approximately1,331 rentable square feet on the fourth floor of the Preferred Exchange Tower (hereinafter "Building") located at 3111 North University Drive, Coral Springs, Florida 33065, to be used by Tenant for the purposes of an office, to conduct an administrative office. Rentable square feet includes a fifteen percent (15%) common area factor. The Premises are located upon that real property legally described in Exhibit "B" attached hereto and made a part hereof (which may be referred to hereinafter, collectively with the Building, as the "Property"). All dimensions shall be measured from the centerline of the interior walls or from the exterior face of exterior walls. No deduction or exclusion from leasable area shall be made for the purpose of computing additional rents by reasons of columns, stairs, or other interior construction or equipment. The Building is comprised of approximately 203,056 rentable square feet of space.

B. Tenant acknowledges that Landlord's interest in the Building is a leasehold interest under master lease agreement dated March 14, 2005 between Cabot North University Drive 1 LLC, Cabot North University Drive 2 LLC, Cabot North University Drive 3 LLC, Cabot North University Drive 4 LLC, Cabot North University Drive 5 LLC, Cabot North University Drive 6 LLC, Cabot North University Drive 7 LLC, Cabot North University Drive 8 LLC, Cabot North University Drive 9 LLC, Cabot North University Drive 10 LLC, Cabot North University Drive 11 LLC, Cabot North University Drive 12 LLC, Cabot North University Drive 13 LLC, Cabot North University Drive 14 LLC, Cabot North University Drive 15 LLC, Cabot North University Drive 16 LLC, Cabot North University Drive 17 LLC, Cabot North University Drive 18 LLC, Cabot North University Drive 19 LLC, Cabot North University Drive 20 LLC, Cabot North University Drive 21 LLC, Cabot North University Drive 21 LLC, Cabot North University Drive 22 LLC, Cabot North University Drive 23 LLC, Cabot North University Drive 24 LLC, Cabot North University Drive 25 LLC, Cabot North University Drive 26 LLC, Cabot North University Drive 27 LLC, Cabot North University Drive 28 LLC, and Cabot North University Drive 29 LLC, each a Delaware limited liability company, as master landlord, and Landlord as tenant, a

ORIGINAL

RA

memorandum of which is recorded in the Public Records of Broward County, Florida (the "Master Lease"). If by reason of a default by Landlord in the performance of any of the terms or provisions of the Master Lease or if for any other reason of any nature whatsoever the Master Lease and the leasehold estate of Landlord in the Building is terminated by summary procedure or otherwise, Tenant agrees, at the request in writing of the Prime Landlord or the Prime Landlord's successors or assigns (collectively the "Successor Landlord"), to attorn to and recognize the Successor Landlord as landlord under this Lease. Tenant covenants and agrees to execute and deliver, at any time and from time to time, upon the request of the Successor Landlord, any instrument which may be necessary or appropriate to evidence such attornment. Tenant further waives the provisions of any statute or rule of law now or hereafter in effect which may terminate this Lease or give or purport to give Tenant any right of election to terminate this Lease or give or purport to give Tenant any right of election to terminate this Lease or to surrender possession of the Premises, absent a material breach by Landlord, if the Master Lease terminates or if any such termination proceeding is brought by the Successor Landlord.

1.02. Use Common Areas and Parking

A. Common Areas - The use and occupation by Tenant of the Premises shall include the non-exclusive use, in common with others entitled thereto, of the common areas, service roads, loading facilities, sidewalks and customer car parking areas for its visitors, as such commons areas now exist or as such common areas may hereinafter be constructed, and other facilities as may be designated from time to time by the Landlord, subject, however, to the terms and conditions of this Agreement and the rules and regulations for the use thereof as prescribed and amended from time to time by the Landlord.

B. Unreserved Parking - Landlord shall make available to Tenant three unreserved and unassigned outside parking spaces without additional charge to Tenant in the areas specified by Landlord (the "Tenant Parking Area") for parking by Tenant, its employees and authorized representatives (the "Tenant Employees"). The Tenant Employees may only park in the areas specifically designated by Landlord for Tenant parking. Only automobiles and pickup trucks will be permitted in the parking areas. Within (5) five days after written request by Landlord, Tenant will furnish to Landlord the license numbers assigned to its cars and those of the Tenant Employees. If the Tenant Employees fail to park their cars in the Tenant Parking Area, Landlord may charge as liquidated damages $30 for each day or partial day for each car parked in an area outside of the Tenant Parking Area. Tenant will further not park or permit the parking of any vehicles adjacent to loading areas or in areas that would in any way interfere with any loading areas.

C. Reserved Parking – Landlord reserves the right in its sole discretion to designate specific parking spaces for the exclusive use of a particular tenant or tenants and to institute reasonable procedures to enforce such rights. Subject to the terms of this Lease, Landlord will provide Tenant two reserved spaces for Tenant in parking spots reasonable selected by Landlord (the "Reserved Parking Spaces") for a monthly charge of $50.00 per space per month, which rate is subject to reasonable annual increase, and subject to Landlord's right to relocate the specific location of the Reserved Parking Spaces.

RA

1.03. Term

A. The term of this Lease shall be for thirty six months ("Rental Term") commencing on the date Landlord substantially completes its work pursuant to Section 4.01 of this Lease (the "Commencement Date"), unless sooner terminated as herein provided.

B. The term "substantial completion" when used herein shall mean that state or condition which will, except for any improvements or work to be performed by Tenant, allow Tenant to reasonably and conveniently utilize the Premises for its intended purposes for the conduct of its ordinary business even though minor details, decorations and mechanical adjustments remain to be completed by the Landlord, (including the availability of required utility services) without material interference to the customary business or professional activities of Tenant by reason of the completion of Landlord's work.

C. Landlord shall give Tenant notice of when all of the work to be performed by Landlord in the Premises is expected to be substantially completed. Should the term of this Lease and Tenant's obligation to pay rent commence on the day other than the first day of a month, then the term of this Lease, for the purposes of the preceding Section A above only, shall commence only on the first day of the following month. Tenant shall pay rent for the fractional month preceding the commencement of this Lease, if the term of this Lease commences on a day other than the first day of a month, on a per diem basis (calculated on a basis of a thirty (30) day month) payable on the commencement of the terms of this Lease. Any rental payment hereunder for any other faction of a month shall be likewise calculated and paid on such per diem basis.

ARTICLE II
RENT

2.01 Minimum Rent

A. Tenant shall pay as "Minimum Rent" for the Premises the sum of $2,717.46 plus any sales and use tax for the first twelve months of the Lease. Such Minimum Rent and any "Additional Rent" as set forth herein shall be payable during the term hereof, in advance, in equal monthly installments, the first and last installments to be payable on the execution of this Lease and subsequent installments to be payable on or before the first day of the first calendar month after the Commencement Date and on or before the first day of each successive month thereafter, at Landlord's address set forth above or at such other address designated by Landlord, without any prior demand and without any deduction of set-off whatsoever.

B. If the term of this Lease begins on a day other than the first day of the month, rent from such day until the first day of the following month shall be prorated (at the rate of one-thirtieth (1/30) of the minimum monthly rental for each day) and shall be payable, in arrears, on the first day of the first full calendar month of the term hereof.

C. If Landlord, at any time or times, shall accept said rent or any other sum due to it hereunder after same shall become due and payable, such acceptance shall not excuse delay upon

RA

subsequent occasions, or constitute, or be construed as, a waiver of any of Landlord's rights hereunder.

D. The term "Adjustment Date" means each anniversary date of the date of substantial completion, provided, however, if such anniversary date is a day other than the first day of a calendar month, then the Adjustment Date would instead be the first day of the next calendar month.

E. On each Adjustment Date falling within the primary term of this Lease, the monthly Minimum Rent amount shall increase to 103% of the monthly Minimum Rent amount then in effect immediately prior to such Adjustment Date.

2.02. Taxes, Operating Costs and Cost of Living Increases

A. As used in this Section 2.02, the following terms shall be defined as hereinafter set forth:

(1) "Taxes" means all ad valorem, real estate, and personal property taxes and assessments, general or special, ordinary or extraordinary, foreseen or unforeseen, imposed upon the Property or with respect to the ownership thereof. If, due to a future change in the method of taxation, any franchise, income, profit or other tax, however designated, shall be levied or imposed in substitution, in whole or in part, for (or in lieu of) any tax which would otherwise be included within the definition of Taxes, such other tax shall be deemed to be included within Taxes as defined herein.

(2) "Tenant's Proportionate Share" shall be a fraction the numerator of which is the rentable square footage of the Premises and the denominator of which is the rentable square footage of the Building.

(3) "Operating Expenses" means Landlord's actual out of pocket expenses in respect of the operation, maintenance, and management of the Property and shall include, without limitation (a) wages and salaries (and taxes imposed upon employers with respect to such wages and salaries) and fringe benefits paid to persons employed by Landlord or Landlord's managing agent, if any, for rendering service in the normal operation, maintenance, and repair of the Property, excluding any overtime wages or salaries paid for providing extra services for any tenants and chargeable to such tenants; (b) contract costs of independent contractors hired for the operation, maintenance, and repair of the Building; (c) costs of all utilities, including without limitation, electricity, steam, water, sewer, gas, oil and other utilities chargeable to the operation and maintenance of the Property, but excluding any utility charges which are directly paid by any tenant of the Building; (d) costs of insurance for the Property, including but not limited to fire and extended coverage, elevator, boiler, sprinkler leakage, water damage, wind damage, public liability and property damage, plate glass, and rent protection; (e) fuel, (f) supplies and (g) Taxes. Operating Expenses shall also include without limitation any and all sums for landscaping, ground maintenance, sanitation control, cleaning, repairs, replacement and maintenance of personal property, fixtures and improvements in the common areas, painting, façade maintenance, roof repairs, lighting, parking area maintenance, driveway resurfacing, fire protection, policing, security, the cost of contesting the validity or amount of any real estate and or personal property taxes and other professional fees and or expenses incurred

in connection with the upkeep, maintenance, and operation of the Property, including, without limitation, management fees payable to any managing agent employed or engaged by Landlord. The term "Operating Expenses" shall further include the costs (amortized together with a reasonable financing charge in accordance with GAAP) of any capital improvements made to the Property by Landlord for the purpose of (a) reducing operating expenses (b) improving security amenities, life safety or health conditions or (c) to comply with any governmental law, regulation or interpretation that was not in force at the Commencement Date. The term "Operating Expenses" shall not include: (a) any charge for building depreciation, interest and principal payments on mortgages and other debt costs, if any; (b) any charge for Landlord's income tax, excess profit taxes, franchise taxes or similar taxes on Landlord's business; (c) the cost of any tenant improvements or leasing commissions related to other tenant spaces within the Building.

(4) "Base Operating Amount" means the total amount of Operating Expense (as defined in this Lease) incurred or paid by Landlord for the calendar year commencing January 1, 2006, and ending December 31, 2006.

(5) "Excess Operating Expenses" means Operating Expenses incurred or paid by Landlord for the calendar year in excess of the Base Operating Amount.

B. Beginning on January 1, 2007 and continuing during the remainder of the primary term and during any extended term of this Lease, Tenant agrees to pay to Landlord as additional rent, Tenant's Proportionate Share of Excess Operating Expenses. Any payments with respect to any partial calendar year in which the term commences or ends shall be prorated. Landlord may, at any time, deliver to Tenant its estimate (or revised estimate) of such additional amounts payable under this Section for each calendar year. On or before the first day of the next month and on or before the first day of each month thereafter, Tenant shall pay to Landlord as additional rent such amount as Landlord reasonably determines to be necessary to bring and keep Tenant current. As soon as practicable after the close of each calendar year, Landlord shall deliver to Tenant a statement showing the total amount payable by Tenant under this Section. If such statement shows an amount due from Tenant that is less than the estimated payments previously paid by Tenant, it shall be accompanied by a refund of the excess to Tenant or at Landlord's option the excess shall be credited against the next monthly installment of Rent. If such statement shows an amount due from Tenant that is more than the estimated payments paid by Tenant, Tenant shall pay the deficiency to Landlord, as additional rent, which payment shall be due within thirty (30) days after the date of Landlord's statement to Tenant.

2.03. Late Payment

A. If any payment required by Tenant under the provisions hereof shall not be paid when due or within five (5) business days thereafter; Tenant shall, upon demand, pay a late charge to Landlord of $.10 for each dollar so overdue, including any and all bank charges for dishonored checks of funds, and such late charge shall be deemed "Rent" for all purposes under this Lease. Landlord's inability or failure to collect a late payment charge for any reason shall not excuse said collection in the future and shall not constitute, or be construed as, a waiver of Landlord's rights hereunder to collect late payment charges now or in the future. Notwithstanding the above,

RA

Landlord agrees that it shall waive the late charge no more than one (1) time per year, provided the late payment does not occur more than one time each year.

2.04. Security Deposits

A. As additional security for the full and prompt performance by Tenant of the terms and covenants of this Lease, Tenant shall deposit with Landlord the sum of $5,761.02 that shall not constitute rent for any month (unless so applied by Landlord on account of Tenant's default). Tenant shall, upon demand, restore any portion of said security deposit which may be applied by Landlord to cure any default by Tenant hereunder. To the extent that Landlord has not applied said sum on account of a default the security deposit shall be returned (without interest) to Tenant after termination of this Lease.

B. If Tenant fails to keep and perform any of the terms, covenants and conditions of this Lease to be kept and performed by Tenant, then the Landlord, at its option, may appropriate and apply said deposit or so much thereof as may be necessary, to compensate the Landlord for all loss or damage sustained or suffered by Landlord due to such breach on the part of Tenant. Should the entire deposit, or any portion thereof, be appropriated and applied by Landlord for the payment of overdue rent or other sums due and payable by Tenant hereunder, then Tenant shall, upon the demand of Landlord, forthright remit to Landlord a sufficient amount in cash to restore said security to the original sum deposited, and Tenant's failure to do so within five (5) business days after receipt of such demand shall constitute a breach of this Lease. Should Tenant comply with all of said terms, covenants and conditions and promptly pay all the rental herein provided for as it falls due, all other sums payable by Tenant to Landlord hereunder, and there is no damage to the Premises or Property beyond normal wear and tear, the said deposit, or any remaining balance thereof, shall be returned to Tenant at the end of the term of this Lease, or upon the earlier termination hereof.

C. Landlord may deliver the security deposit to the purchaser of Landlord's interest in the Premises, Building or Property in the event that such interest be sold, and thereupon Landlord shall be discharged from any further liability with respect to such deposit.

ARTICLE III
MAINTENANCE AND CARE

3.01. Care of Premises

Tenant agrees, on behalf of itself, its employees and agents, that it shall:

A. Comply at all times with any and all Federal, State, and Local statutes, regulations, ordinances, and other requirements of any of the constituted public authorities relating to its use and occupancy of the Premises.

B. Give Landlord access to the Premises at all reasonable times, without charge or diminution of rent, to enable Landlord (i) to examine the same and to make such repairs, additions and alterations as Landlord may be permitted to make hereunder or as Landlord may deem advisable

RA

for the preservation of the integrity, safety and good order of the Building or any part thereof; and (ii) upon reasonable notice, to show the Premises to any prospective mortgagees and purchasers, and (iii) during the six (6) months prior to expiration of the Rental Term, upon reasonable notice, to show the Premises to any prospective tenants.

C. Keep the Premises in good order and condition and replace all glass broken by Tenant, its agents, employees or invitees with glass of the same quality as that broken, except for glass broken by causes covered under the insurance policy by the Landlord on the premises, and commit no waste in or upon the Premises.

D. Upon the termination of this Lease in any manner whatsoever, remove Tenant's goods and effects and those of any other person claiming under Tenant, and quit and deliver up the Premises to Landlord peaceably and quietly in as good order and condition as at the inception of the term of this Lease or as the condition as at the inception of the term of this Lease or as same hereafter may be improved by Landlord or Tenant, except reasonable use and wear thereof, damage from fire extended coverage type risks, and repairs which are Landlord's obligation excepted. Goods and effects not removed by Tenant at the termination of this Lease, however terminated, shall be considered abandoned and Landlord may dispose of and/or store the same as it deems expedient, the cost thereof to be charged to Tenant, for which Tenant hereby waives all claims against Landlord.

E. Not place signs on the Premises except on doors and then only of a type and with lettering and text approved by Landlord. Identification of Tenant and Tenant's location shall be provided in a directory of the Building Lobby.

F. Not overload, damage or deface the Demised Premised or do any act which might make void or voidable any insurance on the Premises or the Building and/or the Property or which may render an increased or extra premium payable for insurance (and without prejudice to any right or remedy of Landlord regarding the subparagraph, Landlord shall have the right to collect from Tenant, upon demand any such increase or extra premium).

G. Not make any alteration of or addition to the Premises without the prior written approval of Landlord (except for work of a decorative nature).

H. Not install or authorize the installation of any coin-operated vending machines, except for the dispensing of coffee and similar items to employees of Tenant for consumption upon the Premises.

I. Comply with such rules and regulations as Landlord may establish, and from time to time amend, for the general safety, comfort and convenience of Landlord, occupants and Tenants of the Building.

J. Refrain from smoking in the Premises and common areas of the Building. Tenant acknowledges that the Building, the Premises and all indoor common areas are to be maintained as a smoke-free environment at all times for all persons. Smoking shall only be permitted in those designated areas furnished by Landlord outside of the Building.

RA

3.02. Landlord Services

A. Furnish heat and air conditioning as necessary, in Landlord's reasonable judgment, for comfortable occupancy of the Premises, Monday through Friday from 6:00 a.m. to 7:00 p.m. and on Saturday from 8:00 a.m. to noon, holidays excepted. Heat and air conditioning required by Tenant at other times shall be supplied upon reasonable notice, and shall be paid for by Tenant, promptly upon billing, at $35.00 per hour (which rate is subject to reasonable increase) to cover the additional costs incurred, which costs shall be Additional Rent if not paid within five (5) business days. The Building Holiday schedule where no air will be furnished is: New Year's Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving and Christmas day.

B. Provide passenger elevator service to the Premises during all working days twenty-four (24) hours. Tenant and its employees and agents shall have access to the Premises at all times, subject to compliance with such security measures as shall be in effect for the Building. The holidays above referred to are New Year's Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving, Christmas, or any day set aside to celebrate such holidays.

C. Provide Building standard janitorial service to the Premises. Any additional or specialized janitorial service desired by Tenant shall be contracted for by Tenant directly with Landlord's janitorial agent and the cost and payment thereof shall be and remain the sole responsibility of Tenant.

D. Make all structural repairs to the Building and all repairs which may be needed to the mechanical, electrical and plumbing systems in the Premises, excluding repairs to any non-building standard fixtures or other improvements installed or made by or at the request of Tenant and requiring unusual or special maintenance.. In the event that any repair is required by reason of the negligence or abuse of Tenant or its agents, employees, invitees, or of any other person using the Premises with Tenant's consent, express or implied, Landlord may make such repair and the cost thereof shall be paid by Tenant as additional rent hereunder together with the first installment of rent which will thereafter become due, unless Landlord shall have actually recovered such cost through insurance proceeds.

E. Provide water for drinking, lavatory and toilet purposes drawn through fixtures installed by Landlord and fixtures currently present in the Premises.

F. Furnish the Premises with electric current for lighting and normal office use and for heat and air conditioning, and replace at Landlord's cost, light bulbs and tubes when required. Tenant shall not install or operate in the Premises any electrically operated equipment or other machinery, other than computers, audio/visual equipment, typewriters, photocopying equipment, adding machines and other machinery and equipment requiring no more than 110/120 volts and normally used in modern offices, or any plumbing fixtures, without first obtaining the prior written consent of the Landlord. Landlord may condition such consent upon the payment by Tenant of additional rent as compensation for the additional consumption of water and/or electricity. Tenant shall not install any equipment of any kind or nature whatsoever which would or might necessitate

any changes, replacements or additions to the water system, plumbing system, heating system, air conditioning system or the electricity system servicing the Premises or any other portion of the Building without the prior written consent of the Landlord, and in the event such consent is granted, such replacements, changes or additions shall be paid by the Tenant.

G. It is understood that Landlord does not warrant that any of the services referred to in this Section 3.02 will be free from interruption from causes beyond the reasonable control of Landlord. No interruption of service shall ever be deemed an eviction or disturbance thereof or render Landlord liable to Tenant for damages or allow abatement of rent or otherwise or relieve Tenant from performance of Tenant's obligations under the Lease, unless Landlord, after reasonable notice, shall willfully and without cause fail or refuse to take action within its control to restore such service.

3.03. Control of Common Areas by Landlord

A. All areas within the exterior boundaries of the Property which are now or hereafter held for lease or occupation by Landlord or used by other persons entitled to occupy floor space of the Property, including, without limiting, the generality of the foregoing, all automobile parking areas, driveways, entrances and exits thereto employee parking areas, the truck way or ways, pedestrian sidewalks and ramps, landscaped areas, retaining walls, bus stops, open and enclosed courts and malls and other areas and improvements provided by Landlord in or near the Property for the general use, in common, by Tenants, their officers, agents, employees and customers (herein called "Common Areas") shall at all times be subject to the exclusive control and management of Landlord, and Landlord shall have the right, but not the obligation, to construct, maintain and operate lighting facilities on all said areas and improvements, and to police the same; from time to time to change the area, level, location and arrangement of parking areas and other facilities herein above referred to; to restrict parking by Tenants, their officers, agents and employees to employee parking areas.

B. Landlord shall have the right to close all or any portion of the Common Areas to such extent as may, in the opinion of Landlord's counsel, be legally sufficient to prevent a dedication thereof or the accrual of any rights to any person or the public therein; to close temporarily all or any portion of the parking areas or facilities; to discourage non-customer parking; and to do and perform such other acts in and to said areas and improvements as, in the use of good business judgment, the Landlord shall determine to be advisable with a view to the improvement of the convenience and use thereof by Tenants, their officers, agents, employees and customers, provided that no such action by Landlord shall unreasonably interfere with Tenant's access to the Premises or its ability to conduct business.. Landlord shall have the full right and authority to employ all personnel and to make all rules and regulations pertaining to the proper operation and maintenance of the Common Areas.

RA

ARTICLE IV
CONSTRUCTION OF PREMISES

4.01. Landlord's Work

Landlord shall, without cost to Tenant, re-paint the interior painted walls of the Premises and re-carpet the interior carpeting of the Premises. All work will be done using Building standard materials.

4.02. Tenant's Work

Tenant shall be responsible for all other work at its own cost and expense which is necessary to make the Premises conform with Tenant's plans as approved by Landlord. If applicable, Tenant shall furnish to Landlord for Landlord's written approval, plans and specifications showing the layout, fixturing plan, interior finish, and any work or equipment to be done or installed by Tenant. Tenant's work shall not affect any structural, mechanical or electrical part of the Premises or the Building containing the same. Tenant's Premises shall be fixtured and laid out so as to not be a detriment to the other Tenants in the Building and so that Tenants' work shall not be detrimental to Landlord's Building. Tenant shall be responsible for all telephone/computer wiring within Premises, all of which shall be subject to Landlord's express written approval. Tenant's vendors must be licensed and insured to Landlord's satisfaction (including but not limited to naming Landlord as an Additional Insured) and must apply for all required permits within the City of Coral Springs.

4.03. Construction Lien Laws

Nothing contained in this Lease shall be construed as a consent on the part of Landlord to subject the estate of the Landlord to liability under the Construction Lien Laws of the State of Florida, it being expressly understood that the Landlord's estate shall be not subject to such liability. Tenant shall strictly comply with the Construction Lien Laws of the State of Florida as set forth in F.S. 713. In the event that a construction claim of lien is filed against the Property in connection with any work performed by or on behalf of the Tenant, the Tenant shall satisfy such claim, or shall transfer same to security or a bond, within ten (10) days from the date of filing. If Tenant fails to satisfy or transfer such claim within said ten (10) days period, the Landlord may do so and thereafter charge the Tenant, as Additional Rent, all costs incurred by the Landlord in connection with satisfaction or transfer of such claim, including attorneys' fees. Further, Tenant agrees to indemnify, defend and save the Landlord harmless from and against any damage or loss incurred by the Landlord as a result of any such construction claim of lien, provided Landlord shall give Tenant prompt written notice of any such claim for which indemnification is sought. If so requested by the Landlord, the Tenant shall execute a short form or memorandum of this Lease, which may, in the Landlord's discretion be recorded in the Public Records for the purpose of protecting the Landlord's estate from construction claims of lien, as provided in Florida Statutes Chapter 713. The security deposit paid by Tenant may be used by Landlord for the satisfaction or transfer of any construction claim of lien, as provided in this Section. This Section shall survive the termination of the Lease.

RA

4.04 Acceptance by Tenant

Upon taking occupancy of the Premises, Tenant certifies that it has inspected the Premises and accepts same in its existing condition. Except as is otherwise set forth in Section 4.01, no repair work, alterations, or remodeling of the Premises is required to be done by Landlord as a condition of the Lease.

4.05 Changes and Alterations

Landlord hereby reserves the right, at any time, to perform maintenance operations and to make repairs, alterations, or additions to, and to build additional stories on, the building in which the Premises are contained and to build adjoining the same. Landlord also reserves the right to construct other buildings or improvements, including, but not limited to, structures for motor vehicle parking. The Tenant agrees to cooperate with the Landlord, permitting the Landlord to accomplish any such maintenance, repairs, alterations, additions or construction. The purpose of the site plan attached hereto as Exhibit "A" is to show the approximate location of the Premises. The Landlord reserves the right, at any time, to add to or reduce or to relocate the various buildings (other than the Leased Premises), automobile parking areas, and other common areas as shown on the site plan.

ARTICLE V
ASSIGNMENT AND SUBLETTING

5.01. Landlord's Consent Required

Tenant shall not assign or mortgage this Lease or sublet all or any portion of the Premises without first obtaining Landlord's prior written consent thereto, which consent shall not be unreasonably withheld or delayed, and which will not be deemed a consent to any further subletting or assignment. If Landlord consents to any subletting or assignment, any excess rent attributable to the Premises over and above the rent required hereunder shall be remitted to, and become the sole property of Landlord. In the event of any subletting or assignment that is approved in Landlord's sole and absolute discretion, it shall be a condition to the effectiveness of any such subletting or assignment that a fully executed copy of the sublease or assignment be furnished to Landlord and that any assignee assume in writing all obligations of Tenant hereunder. If this Lease is assigned, or if the Premises or any part thereof is sublet or occupied by any party other than Tenant, Landlord may collect rent from the assignee, subtenant or occupant, and apply the net amount collected to the rent herein reserved, but no such assignment, subletting, occupancy or collection shall be deemed a waiver of this covenant, or the acceptance of the assignee, subtenant or occupant as Tenant, or a release of Tenant from further performance by Tenant of the covenants on the part of Tenant herein contained. This prohibition against assignment or subletting shall be construed to include prohibition against any assignment or subleasing by operation of law, legal process, receivership, bankruptcy or otherwise, with a voluntary or involuntary and a prohibition against any encumbrance of all and any part of Tenant's leasehold interest. Notwithstanding any assignment of such Lease, Tenant shall remain fully liable on this Lease and shall not be released from performing any of the terms, covenants and conditions hereof, and said sublease if consented by Landlord, shall stringently comply with all Lease terms and conditions hereunder.

RA

5.02. Significant Change of Ownership

If the Tenant is a corporation (other than a corporation who shares are regularly and publicly traded on a recognized stock exchange), Tenant represents that the ownership and power to vote its entire outstanding capital stock belongs to and is invested in the officer or officers executing this Lease or members of his or their immediate family. If there shall occur any change in the ownership of and/or power to vote the majority of the outstanding capital stock of Tenant, whether such change of ownership is by sale, assignment, request, inheritance, operation of law or otherwise, without the prior written consent of Landlord, then Landlord shall have the option to terminate this Lease upon thirty (30) days written notice to Tenant.

ARTICLE VI
INSURANCE AND INDEMNITY

6.01. Public Liability and Rent Insurance

A. Tenant, at its own cost and expense, shall obtain and maintain in full force and effect during the entire term hereof, and any extension or renewals, comprehensive general public liability insurance covering injury to persons in amounts at least equal to $1,000,000 per person and $1,000,000 per accident, and damage to property of at least $100,000.

B. Tenant, at its own cost and expense, shall obtain and maintain in full force and effect during the entire term hereof, and any extensions or renewals, rent insurance payable in case of loss resulting from damage to the Premises or the Building by fire or other casualty. Such insurance shall be maintained in an amount not less than the sum of all Minimum Rent and additional rent becoming due for the then current calendar year as estimated by Landlord.

C. All such policies of insurance shall name Landlord and any mortgagee of Landlord as additional insureds, and shall contain an endorsement that the policies will not be cancelled or amended until after ten (10) days written notice to Landlord. All such policies of insurance shall be issued by a financially responsible by companies authorized to issue such policy or policies, and licensed to do business in the State of Florida. Tenant shall furnish Landlord with duplicate originals or certificates of such insurance at or prior to the commencement date hereof, together with evidence of paid-up premiums, and shall furnish with Landlord with renewals thereof at least fifteen (15) days prior to expiration of any such policies..

6.02. Fire or Other Casualty

In case of damage to the Premises or the Building by fire or other casualty, Tenant shall give immediate notice thereof to Landlord. Landlord shall thereupon undertake the repair and restoration of the Premises or the Building to substantially the same condition as existed prior to the casualty, subject to the delays which may arise by reason of adjustment of loss under insurance policies and for delays beyond the reasonable control of Landlord. To the extent and for the time that the Premises are thereby rendered untenantable, the rent shall proportionately abate, provided that

Tenant has maintained the rent insurance required to be maintained under Article VI hereof. If the damage shall be of such a nature that Landlord shall decide not to repair or rebuild, this Lease shall, at the option of either party, exercisable by written notice by the party so electing delivered to the non electing party, given within sixty (60) days after Landlord is notified of the casualty, be terminated as of a date specified in such notice (which shall not be more than ninety (90) days thereafter), and the rent (taking into account any abatement as aforesaid) shall be adjusted to the termination date and Tenant shall thereupon promptly vacate the Premises.

6.03. Indemnification, Waiver of Liability

Tenant shall indemnify, defend, and hold harmless Landlord and its Property and/or Building manager and their respective officers, employees and agents from suits, actions, damages, liability and expense (including reasonable attorneys' fees) in connection with loss of life, bodily or personal injury or property damage arising from any cause whatsoever. Landlord and said managers and their officers or employees shall not be liable to Tenant for any such damage or loss except for that which arises as a result of their willful misconduct and gross negligence and Tenant shall indemnify, defend and hold Landlord harmless of and from all loss or liability incurred by Landlord in connection with any failure of Tenant to fully perform its obligations under this Lease and in connection with any personal injury or damage of any type or nature occurring in or resulting out of Tenant's use of the Premises, or any part thereof, or occasion wholly or in part by any act or omission of Tenant, its agents, contractors, employees, servants, lessees or concessionaires. If Landlord shall be made a party to any litigation by or against Tenant, then Tenant shall protect, defend, and hold the Landlord harmless and pay all costs and reasonable attorney's fees incurred by Landlord in connection with litigation, and any appeals thereof. Tenant shall pay all costs, expenses and reasonable attorney's fees that may be incurred or paid by Landlord in enforcing the covenants and agreements in this Lease.

6.04. Waiver of Claims

Each party hereto hereby waives any and every claim which arises or which may arise in favor and against the other party hereto during the term of this Lease or any extension or renewal thereof for any and all loss of, damage to, any of its property within or upon or constituting a part of the Building and/or property to the extent that such loss or damage is recovered under an insurance policy or policies and to the extent such policy or policies contain provisions permitting such waiver of claims. Each party agrees to request its insurers to issue policies containing such provisions and if any extra premium is payable therefor, the party which would benefit from the provision shall have the option to pay such additional premium in order to obtain such benefit.

ARTICLE VII
EMINENT DOMAIN

7.01. Total Condemnation

If the whole of the Property, Building or Premises shall be taken or condemned for a public or quasi-public use under any statute or by right of eminent domain or private purchase in lieu thereof by any

competent authority, Tenant shall have no claim against Landlord and shall not have any claim or right to any portion of the amount that may be awarded as damages or paid as a result of any such condemnation or purchase, and all rights of the Tenant to damages thereof are hereby assigned by Tenant to Landlord. The foregoing shall not, however, deprive Tenant of any separate award for moving expenses or for any other award which would not reduce the award payable to Landlord from the appropriate governing authority. Upon the date the right to possession shall vest in the condemning authority, this Lease shall cease and terminate with rent adjusted to such date, and Tenant shall pay all rentals and other charges due and have no claim against Landlord for the value of any unexpired term of this Lease.

7.02. Partial Condemnation

If part of the Premises shall be acquired or condemned as aforesaid, and such partial acquisition or condemnation shall render the remaining portion unsuitable for the business of Tenant (in the reasonable opinion of Landlord), the term of the Lease shall cease and terminate as provided in Section 7.01 hereof, provided however, that diminution of floor area shall not in and of itself be conclusive as to whether the portion of the Premises remaining after such acquisition is unsuitable for Tenant's business. If such partial taking is not extensive enough to render the Premises unsuitable for the business of Tenant, then this Lease shall continue in effect except that the rent may be reduced in the same proportion that the floor area of the Premises taken bears to the original floor area demised. Subject to the rights of any mortgagee of Landlord's estate, Landlord may, upon receipt of the net award in condemnation, make necessary repairs or alterations to the Building so as to render the portion of the Building not taken a complete architectural unit, but Landlord shall in no event be required to spend for such work an amount in excess of the net amount received by Landlord as condemnation proceeds for the part of the Premises so taken. "Net amount received by Landlord" shall mean that portion of the awards in condemnation which is free and clear to Landlord of any sums required to be paid by Landlord to the holder of any mortgage on the property so condemned for the value of the diminished fee, as well as all expenses and legal fees incurred by Landlord in connection with the condemnation proceeding.

7.03. Vacating Premises

If part of the Building, but not part of the Premises, is taken or condemned as aforesaid, and, in the reasonable opinion of Landlord, such partial acquisition or condemnation shall render Landlord unable to comply with its obligations under this Lease, or shall render the Premises unsuitable for the business of Tenant, the term of the Lease shall cease and terminate as provided in Section 7.01 hereof, by Landlord sending written notice to such effect to Tenant, whereupon Tenant shall vacate the Premises within sixty (60) days of such notice.

7.04. Sale Under Threat of Condemnation

Sale by Landlord to any authority having the power of eminent domain, either under threat of condemnation or while condemnation proceedings are pending, shall be deemed a taking under the power of eminent domain for all purposes under this Article.

a cause, attributable to Tenant, its officers, agents, servants, employees, patrons, licensees, customers, visitors, or invitees shall be replaced at the expense of Tenant under the direction and control of Landlord.

14. Tenant shall give Landlord prompt notice of all accidents to utilities or defects in air-conditioning equipment, plumbing, electric facilities or any part or appurtenance of the Leased Premises.

15. The plumbing facilities shall not be used for any other purposes than that for which they are constructed, and no foreign substance of any kind shall be thrown in them, and the expense of any breakage, stoppage, or damage resulting from a violation of this provision shall be borne by Tenant, who shall be responsible for the actions of officers, employees, agents, servants, patrons, customers, licenses, visitors, or invitees who has have caused said damage.

16. All contractors and technicians performing work for Tenant within the Leased Premises, Building or Land shall be referred to Landlord for approval before performing such work. This provision shall apply to all work including, but not limited to installation of telephones, telegraph equipment, electrical devices and attachments, and all installations affecting floors, walls, windows, doors, ceilings, equipment or any other physical features or fixtures of the Building, Leased Premises, or Land. None of this work shall be done by Tenant without Landlord's prior written approval.

17. No showcase or other articles shall be put in front of or affixed to any part of the exterior of the Building, nor placed in the halls, corridors or vestibules without the prior written consent of Landlord.

18. Glass panel doors that reflect or admit light into the passageways or into any place in the Building shall not be covered or obstructed by the Tenant and Tenant shall not permit, erect or place drapes, furniture, fixtures, shelving display cases or tables, lights, signs or advertising devices in front of or in proximity of interior windows, glass panels, or glass unless the same shall have first been approved in writing by Landlord.

19. No space in the Building or Parking Facilities shall, without the prior written consent of Landlord, be used for manufacturing, public sales, or for the storage of merchandise, or auction.

20. Canvassing, soliciting and peddling in the Building or Land is prohibited and each Tenant shall cooperate to prevent the same. In this respect, Tenant shall promptly report such activities to the Building Manager's office. Tenant, its officers, agents, employees, servants, patrons, customers, licensees, invitees, and visitors shall not solicit business in the Building or Land, nor shall Tenant distribute any handbills or other advertising matter in any of these locations.

21. There shall not be used in any space, or in the public halls of the Building, either by any Tenant or by jobbers or others, in the delivery or receipt of merchandise, any hand trucks, except those equipped with rubber tires and side guards.

RA

22. Neither Tenant nor any officer, agent, employee, servant, patron, customer, visitor, licensee or invitee of any Tenant shall go upon the roof of the Building without the written consent of the Landlord.

23. The work of Landlord's janitors or cleaning personnel shall not be hindered by Tenant after 5:30PM, and such work may be done at any time when the offices are vacant. The windows, doors, and fixtures may be cleaned at any time. Tenant shall provide adequate waste and rubbish receptacles, cabinets, bookcases, map cases, etc., necessary to prevent unreasonable hardship to Landlord in discharging its obligation regarding cleaning service.

24. Tenant shall have the responsibility of disposing of crates, boxes, etc. which will not fit into office wastepaper baskets. In no event shall Tenant set such items in the public hallways or other areas of the Building or Land, except Tenant's own Leased Premises, for disposal, except after 5:30 P.M. normal business days

25. Tenants are cautioned in to limit themselves when purchasing furniture and equipment to a size which can be placed on the elevator and will pass through the doors of the Building and the Leased Premises. Large pieces should be made in parts and set up in the Leased Premises. Landlord reserves the right to refuse to allow be placed in the Building any furniture or equipment of any description which does not comply with the above conditions.

26. Tenant will be responsible for any damage to the Leased Premises, including carpet and flooring, as a result of rust or corrosion of file cabinets, roller chairs, metal objects, or spills of any type of liquid, including stains left by plants.

27. Tenants who employ laborers or others who perform their services outside of the Building shall arrange to pay their payrolls in a manner not to disturb other Tenants or shall arrange an alternative site outside the Building.

28. If the Premises Demised to any Tenant become infested with vermin due to Tenant neglect, such Tenant shall cause its Premises to be exterminated from time to time through the Landlord's office, and shall employ such exterminators as shall be approved by Landlord. Extermination is provided to common areas of the Building, however, Tenant shall contact Management Office if pests persist.

29. Tenant shall not install any antenna or aerial wires, or radio or television equipment or any other type of equipment, inside or outside the Building, without Landlord's prior approval in writing and upon such terms and conditions as may be specified by Landlord in each and every instance. Subject to the provisions of these Rules and Regulations; including Rules 2, 30, and 32, Tenant may operate personal radios and/or televisions inside the Leased Premises, provided noise from such equipment is not audible outside the Leased Premises.

30. Tenant shall not make or permit any use of the Leased Premises, Building or Land which directly or indirectly, is forbidden by law, ordinance or governmental or municipal regulation, code or order or which may be disreputable, or which may be dangerous or hazardous to life, limb or

RA

property.

31. Tenant shall not advertise the business, profession or activities of Tenant in any manner which violates the letter or spirit of any code of ethics adopted by the recognized association or organization or use the name of the Building for any purposes other than that of the business address to Tenant or use any picture or likeness of the Building or the Building name in any letterheads, envelopes, circulars, or notices, without Landlord's express consent in writing in Landlord's sole and absolute discretion.

32. Tenant shall not conduct its business in such manner as to create any nuisance or interfere with, annoy or disturb any other Tenant or the Landlord in its operation of the Building or commit waste or suffer or permit waste to be committed in the Leased Premises, Building, or Land. In addition, Tenant shall not allow its officers, agents, employees, servants, patrons, customers, licensees and visitors to conduct themselves in such a manner as to create any nuisance or interfere in its operation of the Building or commit waste of suffer or permit waste to be committed in the Leased Premises, Building or Land.

33. Tenant, shall permit Landlord or its agent to enter the Leased Premises at all reasonable times to make inspections, repairs, alterations or additions in or to the Lease Premises or Building and to perform any acts related to the safety, protection, preservation, reletting or improvement of the Leased Premises or Building.

34. Tenant, its officers, agents, servants, licensees, invitees or employees shall honor a smoke-free environment in common areas. No smoking allowed in bathrooms, hallways, elevators, and stairwells of the Building. Designated smoking areas are provided for smokers outside the building.

35. Tenant, its officers, agents, servants, licensees, invitees or employees shall at all times conduct themselves in a professional manner and shall be responsible for maintaining a dress code that is consistent with the conduction of business in a first class office building.

RA

Loan No. 01-0212098

Tenant Estoppel Letter

Cabot Investments (Trustee's Name)
c/o GEMSA Loan Services, LP
1500 City West Blvd., Suite 200
Houston, Texas 77042

RE: Lease dated 3/20, 2006 (the "Lease")
for Preferred Exchange Tower (the "Property").

Ladies and Gentlemen:

The undersigned is Tenant under the Lease. Tenant certifies to Cabot Investments (TRUSTEE), and GEMSA Loan Services, LP, as Servicer, and its successors, transferees and assigns (collectively, "Lender") and acknowledges and agrees that:

1. A true, complete and correct copy of the Lease is attached hereto as Exhibit "A". There has been no assignment, amendment, modification, supplement, or other agreement of any kind relating to the Lease, except as set forth herein.

2. The following information concerning the Lease is true and correct:

Landlord: Cabot North University Dr. CS

Tenant: LTV Media, Inc

Premises: 3111 N. University Drives C.S
containing 203,052 rentable square feet

Square Feet: 1,331

Amendments, Modifications, Assignments or Assumptions:

N/A

Commencement Date: 3/20/06

Expiration Date of Term: 3/19/2009

Monthly rent under the Lease: $2,717.46

Fixed Minimum Rent: 3717.46 3%
Rent Escalation (if any): 9.77 3%
Common Area Maintenance: 9.77
Real Estate Taxes: 546,782.52
Insurance: —

Renewal Option: Y

Expansion Option: Y

Other Agreements: —

Amount of Security Deposit: $5,761.02

3. Landlord has completed all improvements, alterations, additions, painting and refurbishing to the Premises and the Property required to be performed by Landlord, and there are no rent concessions, rebates, free rents or similar inducements except as set forth in the Lease.

____
a ______________
(Name of Tenant)

By: Randall Appel
Name: RANDALL APPEL
Title: PRES / CEO

Dated: 3/14/06

LEASE AMENDMENT NO. 1

Landlord:	Cabot North University Drive LeaseCo, LLC, a Delaware limited liability company
Tenant:	Latin Television, Inc., a Nevada corporation (the Tenant is sometimes referred to in this instrument in the pronoun form of "you")
Building:	Preferred Exchange Tower which has a post office address of 3111 North University Drive, Coral Springs, Florida 33065
Premises:	Suite 431 comprised of approximately 1,331 r.s.f. of space on the fourth floor of the Building
Lease:	Lease between Landlord as landlord and Tenant as tenant, dated March 8, 2006
Transaction:	Confirmation of critical dates and abatement of a part of the current rent arrearage

WITNESSETH:

In consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound hereby, covenant and agree as follows:

1. The Commencement Date under the Lease is March 20, 2006. You acknowledge that the Premises was tendered by Landlord in the condition required under the Lease.

2. The last day of the primary term of this Lease is March 31, 2009.

3. The Adjustment Date is each April 1 falling within the primary term and therefore per diem monthly base rent was to be paid for the stub month beginning March 20, 2006 and ending March 31, 2006 and thereafter the monthly base rent schedule of base rent to be paid pursuant to Section 2.01A of the Lease is as follows:

Period	Monthly Base Rent Amount
4/1/06 - 3/31/07	$2,717.46
4/1/07 - 3/31/08	$2,799.00
4/1/08 - 3/31/09	$2,883.00

4. The current rent arrearage through September 31, 2006 is $15,079.58. Landlord agrees to abate fifty percent of the rent arrearage (an abatement of $7,539.79) provided that the balance of the rent arrearage (the remaining $7,539.79) is paid in full prior to September 20, 2006 and provided that thereafter you remain current in your rent obligations under the Lease.

5. You hereby affirm that as of the date hereof the Lease is in full force and effect, that the Lease has not been modified or amended (except as provided in this Amendment) and that all of the Landlord's obligations accrued to date have been performed. You hereby ratify the provisions of the Lease and agree to attorn to and be bound to Landlord and its successors and assigns as to all the terms, covenants and conditions of the Lease as amended hereby. You further agree to fulfill all of your obligations under the Lease as amended hereby to Landlord throughout the remainder of the term.

6. This Lease Amendment constitutes the entire understanding and agreement between you and the Landlord with respect to any dispute between the parties regarding the commencement of the term and the condition of the Premises, and contains all of the covenants and agreements of Landlord and you with respect thereto.

7. All of the terms of the Lease not otherwise in conflict with this Lease Amendment shall remain in full force and effect as if fully set forth herein, and any capitalized terms not defined herein shall have the meanings set forth in the Lease.

8. You acknowledge that you have read this Lease Amendment, have had the time and ability, if you so choose, to consult with an attorney regarding its terms, and you agree with the terms of this Lease Amendment as if you had drafted this Lease Amendment yourself. Accordingly, even though this Lease Amendment was, by necessity, printed and assembled by Landlord and drafted by Landlord's attorney, this Lease Amendment reflects the terms as agreed to by the parties and if a term or provision of this Lease Amendment is considered ambiguous, neither party shall be considered the draft person for the purpose of causing the terms of

this Lease Amendment to be construed against that party.

9. This Lease Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Lease Amendment.

EXECUTED to be effective as of the date signed by Landlord.

TENANT:

Latin Television, Inc., a Nevada corporation

(Witnesses)

[signature]

Cindy Gower

By: [signature]
Print Name: Randall S. Appel
Print Title: CEO
Date: 11/10/06

LANDLORD:

Cabot North University Drive LeaseCo, LLC, a Delaware limited liability company, by Cabot Investment Properties, LLC, its manager

(Witnesses)

____

____

By: [signature]
Timothy J. Kroll, Its COO

Date: ________________

\\Secretary\WP\LAMEND\3111university.latinmedia.wpd

ARTICLE VIII
DEFAULT OF TENANT

8.01 Events of Default

The Tenant shall be in default under this Lease if any one or more of the following events ("Events of Default") shall occur:

A. If Tenant should fail to pay any installment of the Rent or any Additional Rent as and when the same shall become due and payable, and such default shall continue for a period of five (5) days after the same is due.

B. If Tenant should default in the performance of, or compliance with, any of the other terms or provisions of this Lease, and such default shall continue for a period of thirty (30) days after the giving of written notice thereof from Landlord to Tenant.

C. If Tenant should assign, transfer, mortgage, or encumber this Lease or sublet the Premises in a manner not permitted under Article V: Assignment and Subletting

D. If a petition in bankruptcy (including bankruptcy proceedings or any other re-organization proceedings under the Bankruptcy Act or state law) be filed by or against the Tenant and such petition is not dismissed within sixty (60) days from the filing thereof, or in the event Tenant is adjudged to be bankrupt.

E. If an assignment for the benefit of creditors is made by Tenant.

F. In the event of an appointment by any court of a receiver or other court officer of Tenant's property and such receivership is not dismissed within sixty (60) days from such appointment.

G. If Tenant vacates or abandons the Premises or removes, attempts to remove, or permits to be removed from the Premises, any goods or property therefrom otherwise than in the ordinary and usual course of business (except as otherwise provided herein) without having first paid and satisfied the Landlord in full for all Minimum Rent, Additional Rent, and any other charges then due or that may thereafter become due until the expiration of the then current Rental Term of this Lease.

H. If Tenant shall fail for any reason to assume occupancy of the Premises pursuant to the provisions of this Lease (provided that the conditions required to be performed by Landlord shall have occurred or be substantially completed).

8.02. Holdover

If Tenant remains in possession of the Premises or any part thereof after the expiration or sooner termination of the Term or any extension thereof, Tenant shall become a Tenant at sufferance and

RA

shall pay the Landlord a monthly rent computed at two hundred percent (200%) of the Rent paid by Tenant in the last month prior to the expiration or termination of the Lease, which shall be payable on a monthly basis. Notwithstanding that Landlord may allow Tenant to continue in possession after the expiration or sooner termination of this Lease, neither that nor the provisions of this section shall constitute a waiver of any of Landlord's rights under this section or this Lease. Further, notwithstanding the payment of Rent by Tenant and acceptance thereof by Landlord as provided in this section, Tenant shall be in continuing breach of this Lease at any time or during any period in which Tenant is a holdover Tenant.

8.03. Waiver

The waiver by Landlord of any breach of any term, condition or covenant herein contained shall not be a waiver of such term, condition or covenant, or any subsequent breach of the same or any other term, condition or covenant herein contained. The consent or approval by Landlord to or of any act by Tenant requiring Landlord's consent or approval shall not be deemed to waive or render unnecessary Landlord's consent to or approval of any subsequent or similar act by Tenant. No reentry hereunder shall bar the recovery of rents or damages for the breach of any of the terms, conditions or covenants on the part of Tenant herein contained. The receipt of rent after breach or condition broken, or delay on the part of Landlord to enforce any right hereunder, shall not be deemed a waiver of any preceding breach by Tenant of any term, covenant or condition of this Lease, or a waiver of the right of Landlord to annul this Lease or to reenter said Premises or to relet same.

8. 04. Survival of Obligation

No termination, pursuant to this Article VIII, shall relieve Tenant of its liability and obligations under this Lease, and such liability and obligations shall survive any such termination.

ARTICLE IX
REMEDIES

9.01. Liability After Default

A. If an Event of Default occurs due to Tenant's failure to pay Rent or Additional Rent, the Landlord shall have the right, at the option of Landlord, to terminate this Lease upon five (5) days written notice to Tenant, and in addition, Landlord may avail itself of any of the following remedies listed below.

B. If any Event of Default occurs, the Landlord shall have the right, at its option, to perform any of the following:

1. Accelerate rent payments due or to become due at the adjusted rate applicable during the period which occurs and declare said rents for the entire Rental Term or any additional or extended Rental Term to be immediately due and payable without regard to whether possession shall have been surrendered or taken from Tenant, and

Landlord, may commence action immediately thereupon and recover judgment; or

2. Terminate this Lease, resume possession of the Premises for its own account and recover immediately from Tenant the difference between the rent for which provision is made in this Lease and fair rental of the Premises for the remainder of the Rental Term or any additional or extended Rental Term, together with any other damage(s) occasioned by or resulting from the abandonment, breach, or default by Tenant; or

3. Resume possession and relet the Premises for the remainder of the Rental Term for the account of Tenant and recover from Tenant, at the end of the Rental Term or any additional or extended Rental Term, or at the time each payment of rent becomes due under this Lease, as the Landlord may elect, the difference between the rent for which provisions are made in this Lease and the rent received on the releasing or reletting together with all costs and expenses of Landlord in connection with such releasing or reletting and the collection of rent, including without limitation, all reasonable or necessary repairs or renovations in connection with the releasing or reletting of the Premises, reasonable attorney's fees, any real estate commissions, plus any other damage occasioned by or resulting from the abandonment or a breach or default by Tenant.

C. If any Event of Default occurs, then Landlord, in addition to other rights and remedies it may have under applicable law or under this Lease, shall have the right to remove all or any part of the Tenant's property from the Premises and any property removed may be stored in any public warehouse or elsewhere at the cost of, and for the account of Tenant and the Landlord shall not be responsible for the care or safekeeping thereof, and the Tenant hereby waives any and all loss, destruction and/or damage or injury which may be occasioned by any of the aforesaid acts.

D. No such reentry or taking possession of the Premises by Landlord shall be construed as an election on Landlord's part to terminate this Lease unless a written notice of such intention is given to Tenant Notwithstanding any such reentry without termination, Landlord may at all times thereafter elect to terminate this Lease for such previous default or breach. Any such reentry shall be allowed by Tenant without hindrance and Landlord shall not be liable in damages for any such reentry, or guilty of trespass or forcible entry. Upon any such termination of this Lease, Tenant shall immediately vacate and peacefully surrender the Premises to Landlord, and Landlord, upon and at any time after such termination, may, without further notice, reenter and repossess the Premises, either by force, summary proceedings or otherwise, without being liable to any prosecution or damages therefor, and no person claiming through or under Tenant or by virtue of any statute shall be entitled to possession of the Premises.

E. Any rental which may be due Landlord, whether by acceleration or otherwise as herein provided in this Article, shall include all Rent for the Rental Term or any additional or extended Rental Term, plus all other costs and expenses denominated as Additional Rent in this Lease. The Landlord shall not, in any event, be required to pay Tenant any surplus of any sums received by Landlord on a reletting of said Premises in excess of the rent provided by this Lease.

RA

F. Any and all rights, remedies and options given in this Lease to Landlord shall be cumulative and in addition to and without waiver of, or in derogation of, any right or remedy given to Landlord under any law now or hereafter in effect. The remedies for which provision is made in this Section 9.01 shall not be exclusive, and in addition thereto, Landlord may pursue such other remedies as are provided by law in the event of any breach, default or abandonment by Tenant. If any claim brought by Landlord is successfully adjudicated by Landlord, Landlord shall be entitled to recover all costs and expenses incurred by Landlord, including reasonable attorney's fees and appellate attorney's fees, in connection with collection of rent or damages or enforcing other rights of Landlord in the event of a breach or default or abandonment by Tenant, irrespective of whether or not Landlord elects to terminate this Lease by reason of such breach, default or abandonment.

G. Any and all sums due under this Lease from Tenant to Landlord and not paid on the due date shall bear interest from the due date at the highest rate then allowable by law until fully paid. If this Lease shall terminate, or if Landlord shall re-enter the Premises under an Event of Default provided in this Lease or by law, in the event of the termination of this Lease, Landlord shall be entitled to retain all monies paid, by Tenant to Landlord, whether as advance rent, security or otherwise to compensate Landlord for all sums due and owing under this Lease and such monies shall be deemed damages and not a penalty.

9.02. Expenses of Enforcement

If any payment due Landlord under this Lease shall not be paid on the due date, said payment shall bear interest at the rate of ten percent (10%) per annum from the due date until paid unless otherwise specifically provided herein, but the payment of such interest shall not excuse or cure any default by Tenant under this Lease. If it shall be necessary for Landlord to give more than on (1) written notice to Tenant of any violation of this Lease, Landlord shall be entitled to make an administrative charge to Tenant of Twenty-Five and 00/100 Dollars ($25.00) for each such notice. Tenant recognizes and agrees that the charges which Landlord is entitled to make upon the conditions stated in this Section represent, at the time this Lease is made, a fair and reasonable estimate and liquidation of the costs of Landlord in the administration of the Premises resulting from the events described which costs are not contemplated or included in any other rental or charges provided to be paid by Tenant to Landlord in this Lease. Any charges becoming due under this Section of this Lease, including without limitation, Additional Rent, shall be added and become due with the next ensuing monthly payment of Minimum Rent and shall be collectible as a part thereof.

9.03. Delay in Possession

If a date is specified in Section 1.03 for the commencement of the initial term of this Lease, and in the event Landlord shall be unable to deliver possession of the Premises because a certificate of occupancy has not been procured or because of the holding over or retention of possession of any Tenant or occupant, or if construction, renovation, or decoration of the Premises, or the Building, are not substantially completed, or due to fire, casualty, any other "acts of God" or for any other reasonable cause, Landlord shall not be subject to any liability to Tenant. Under such circumstances, the rent reserved and covenanted to be paid herein shall not commence until

RA

possession of the Premises is given or the Premises are available for occupancy by Tenant (unless such delays have been caused by Tenant, in which event the Minimum Rent will be payable as provided in Section 2.01 above), and no such failure to give possession shall in any other respect affect the validity of this Lease or any obligation of the Tenant hereunder (except as to the date of the accrual of rent), nor shall the same affect the expiration date of this Lease.

ARTICLE X
ADDITIONAL PROVISIONS

10.01. Subordination

This Lease is subject and subordinate to all ground or underlying leases of the Property or Building and all mortgages which may be secured upon the Property or Building, and to all renewals, modifications, consolidations, replacements, and extensions thereof. This clause shall be self-operative and no further instrument of subordination shall be required by any lessor or mortgagee, but in confirmation of such subordination, Tenant shall execute, within ten (10) business days after request, any certificate that Landlord may reasonably require acknowledging such subordination. Notwithstanding the foregoing, the party holding the instrument to which this Lease shall be subordinate shall have the right to recognize and preserve this Lease in the event of any foreclosure sale or possessory action, and in such case this Lease shall continue in full force and effect at the option of the party holding the superior lien and Tenant shall attorn to such party and shall execute, acknowledge and deliver any instrument that has for its purpose and effect the confirmation of such attornment.

10.02. Relocation of Tenant

Landlord, at its option, on at least ninety days prior written notice, may require Tenant to relocated from the Premises to another suite/office of comparable size within the Building, provided, however, that in the event of receipt of any such notice, Tenant by written notice to Landlord may elect not to move to the other space, and in lieu thereof, to terminate this Lease in which case, Landlord shall not be liable to Tenant for any damages of any kind whatsoever except that Landlord shall pay all the reasonable expenses of moving Tenant's furniture and equipment to the relocated Premises. In the event of any such relocation within the Building; Landlord will pay all the reasonable expenses of moving Tenant's furniture and equipment to the relocated premises. Occupancy of the new Premises shall be under the same terms and conditions as set forth herein, subject to any changes in rent that may be required on a proportionate basis based on the size of the relocated premises.

ARTICLE XI
Miscellaneous

11.01 PARTIES

A. Tenant represents and warrants that it has not employed any broker or agent as its representative in the negotiation for or obtaining of this Lease and agrees to indemnify and hold Landlord harmless from any and all cost or liability for compensation claimed by any other broker

or agent with whom it has dealt.

B. The word "Tenant" as used in this Lease shall be construed to mean tenants in all cases where there is more than one tenant, and the necessary grammatical changes required to make the provisions hereof apply to corporations, partnerships, or individuals, men or women, shall in all cases be assumed as though in each case fully expressed. Each provision hereof shall extend to and shall, as the case may require, bind and inure to the benefit of Tenant and its heirs, legal representative, successors and assigns, provided that this Lease shall not inure to the benefit of Tenant and its heirs, legal representative, transferee or successor of Tenant except upon the express written consent or election of Landlord.

C. The term "Landlord" as used in this Lease shall mean the leasehold owner of the entire Property or, if different, the party holding and exercising the right, as against all others (except space tenants of Building) to possession of the entire Property. In the event of voluntary or involuntary transfer of such ownership or right to a successor-in-interest of Landlord, Landlord shall be freed and relieved of all liability and obligation hereunder which shall thereafter accrue (and, as to any unapplied portion of Tenant's security deposit, Landlord shall be relieved of all liability therefor upon transfer of such portion to its successor in interest) and Tenant shall look solely to such successor in interest for the performance of the covenants and obligations of the Landlord hereunder which shall thereafter accrue. Notwithstanding the foregoing, no mortgagee or ground lessor which shall succeed to the interest of Landlord hereunder (either in terms of ownership or possessory rights) shall (i) be liable for any previous act or omission of a prior Landlord, (ii) be subject to any rental offsets or defenses against a prior Landlord, (iii) be bound by any amendment of this Lease made without its written consent, or by payment by Tenant of rent in advance in excess of one (1) month's rent, or (iv) be liable for any security not actually received by it. Subject to the foregoing, the provisions hereof shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of Landlord.

11.02. Prior Agreements, Amendments

Neither party hereto has made any representations or promises except as contained herein or in some further writing signed by the party making such representation or promise. No agreement hereinafter made shall be effective to change, modify, discharge, or effect an abandonment of this Lease, in whole or in part, unless such agreement is in writing and signed by the party against whom enforcement of the change, modification, discharge or abandonment is sought.

11.03. Captions

The captions of the paragraphs in this Lease are inserted and included solely for convenience and shall not be considered or given any effect in construing the provisions hereof.

11.04. Estoppel Statement

Tenant shall from time to time, within ten (10) days after request by Landlord, execute, acknowledge, and deliver to Landlord a statement certifying that this Lease is unmodified and in full

force and effect (or that the same is in full force and effect as modified, listing any instruments of modification), the dates to which rent and other charges have been paid, and whether or not, to the best of Tenant's knowledge, Landlord is in default hereunder of whether Tenant has any claims or demands against Landlord (and, if so, the default, claim, and/or demand shall be specified) and such estoppel statement may be delivered by Landlord to any prospective purchaser, ground lessor or mortgagee of the Property or Building and may be relied upon by such prospective purchaser, ground lessor or mortgagee.

11.05. Construction of Lease

If any term of this Lease, or the application thereof to any person or circumstances, shall to any extent, be invalid or unenforceable, the remainder of the Lease, or the application of such term to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term of this Lease shall be valid and enforceable to the fullest extent permitted by law.

11.06. Sales and Use Tax

Any sales, use, lease transaction tax or "receipts" or "gross receipts", rent tax or other tax, excluding State and/or Federal Income Taxes, now or hereafter imposed upon the rents being paid by Tenant hereunder and received by Landlord hereunder, and imposed by the United States of America, the State of Florida, or any political subdivision thereof, shall be paid as Additional Rent by the Tenant.

11.07. Attorneys' Fees

If either party shall at any time be in default hereunder, and if the non breaching party shall, in connection with such default, retain its attorney to institute any action and/or render other professional services, then the non prevailing party will reimburse the prevailing party for the expense of attorney's fees and disbursements thereby incurred by the prevailing party successful in asserting or defending such claim. In the case of Tenant being liable for such attorney fees, the amount of such expenses shall be collected as additional rent.

11.08. Compliance With Laws And Rules Of Building

Tenant shall comply with all laws, ordinances, orders, rules and regulations (state, federal, municipal and other agencies or bodies having any jurisdiction thereof) relating to the use, condition or occupancy of the leased premises. Tenant will comply with the rules of the Building adopted by Landlord which are set forth in Exhibit "D" hereof. Landlord shall have the right if necessary to change such rules and regulations or to amend them in any reasonable manner and for preservation of good order therein, all of which changes and amendments will be sent by Landlord to Tenant in writing and shall be thereafter carried out and observed by Tenant (such rules and regulations are and all such changes and amendments shall be consistent with Tenant's use of the leased premises and Landlord shall enforce consistent compliance with such rules and regulations by other Tenants, their agents or invitees). Tenant shall further be responsible for the compliance with such rules and regulations by the employees, servants, agents and visitors of Tenant. Use by Tenant and its

RA

employees and agents of parking areas in the vicinity of the Building in which the leased premises are located shall be subject to such rules and regulations governing use as Landlord may from time to time prescribe, including the designation of specific areas in which automobiles owned by Tenant, its employees and agents, shall be parked. Tenant will furnish to Landlord upon request a complete list of license numbers of all automobiles operated by Tenant, its employees and agents.

11.09 Exclusive Right

The Tenant may not operate a travel agency or related retail business, executive suites, or stock brokerage business in Premises.

11.10. Notice

A. All rent and other payments required to be made by Tenant to Landlord hereunder shall be payable to Landlord at the building management office, or such other address as Landlord may specify from time to time by written notice delivered in accordance herewith.

B. Any notice or document required or permitted to be delivered hereunder shall be in writing and may (a) be delivered by hand, (b) transmitted by fax with a duplicate sent by first class mail, postage prepaid, return receipt requested (c) sent by reputable overnight courier service with delivery charges prepaid.

Notices delivered by hand or overnight courier shall be deemed given when actually received or when refused by their intended recipient. Faxed notices will be deemed delivered when a copy has been sent and receipt has been verified by telephone confirmation or one of the other permitted methods described herein.

For purposes of this section 11.10, the addresses and fax numbers for all notices are:

If to Landlord:	c/o Cabot Investment Properties, LLC 100 Summer Street, 23rd Floor Boston, MA 02110 Attn.: Carlton P. Cabot
With a copy to:	Cabot North University Drive LeasCo, LLC 3111 North University Drive Suite 1000 Coral Springs, Florida 33065 (954) 340-0120 (phone) (954) 340-0420 (fax)

or to such other person or such other address designated by written notice sent by Landlord to Tenant.

If to Tenant: at the Premises address

RA

With a copy to: Arvesu & Associates, P.L.L.C.
201 Alhambra Circle, Suite 502
Coral Gables, Florida 33134
(305)442-2558 (phone)
(305)442-9882 (fax)

11.11 Radon Notice

Radon is a naturally occurring radioactive gas that, when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your county health department.

IN WITNESS WHEREOF, the parties hereto have caused this Lease to be duly executed as of the date written above.

WITNESS:

LANDLORD:

Cabot North University Drive LeaseCo, LLC, ~~BY: Cabot Investment Properties LLC~~, its managing member

BY: ____________________
Print Name: ____________________
TITLE: ~~Managing Director~~ CEO

WITNESS:

TENANT:

Latin Television, Inc., a Nevada corporation

____

____

By: ____________________
Print Name: RANDALL APPEL
Print Title: CEO / PRESIDENT

\\Secretary\WP\LEASE\311 northuniversity.latinmediagroup.draft3.wpd

TABLE OF EXHIBITS

EXHIBIT "B"

LEGAL DESCRIPTION

A certain tract of land situated in Broward County, Florida which is more fully described as follows:

LOTS 1 THROUGH 15 of BLOCK B, CORAL SPRINGS UNIVERSITY DRIVE SUBDIVISION ADDITION NO. 2, as recorded in Plat Book 62, at Page 4, of the Public Records of Broward County, Florida, and LOTS 38, 39 and 40 of BLOCK M, CORAL SPRINGS UNIVERSITY DRIVE SUBDIVISION, as recorded in Plat Book 60, at Page 42, of the Public Records of Broward County, Florida.

EXHIBIT "D"

RULES AND REGULATIONS

The following Rules and Regulations are accepted by Tenant and prescribed by Landlord to enable Landlord to provide, maintain and operate, to the best of Landlord's ability, orderly, clean and desirable premises for the lessees of the Building as economical a cost as reasonably possible and in as efficient a manner as reasonably possible, to assure security for the protection of lessees so far as reasonably possible, and to regulate conduct in and use of the premises related to the Building in such manner as to minimize interference by others in the proper use of the premises by Tenant:

1. Tenant, its officers, agents, servants, licensees, invitees, and employees shall not block or obstruct any of the common areas including without limitation entries, passages, doors, elevators, elevator doors, hallways or stairways of the Building or Land, or place, empty or throw any rubbish, litter, trash or material of any nature into such areas, or permit such areas to be used at any time except for ingress or egress of Tenant, its officers, agents, servants employees, patrons, licensees, customers, visitors or invitees.

2. The movement of furniture, equipment, machines, merchandise or materials within, into or out of the Leased Premises, Building or Land shall be restricted to time, method and routing of movement as determined by Landlord upon request from Tenant, and Tenant shall assume all liability and risk to property, Leased Premises, Building and Land in such movement. Tenant shall not move furniture, machines, equipment, merchandise or materials within into or out of the Building, Leased Premises or Land without having first obtained a written permit from Landlord twenty-four (24) hours in advance. Safes, large files, electronic data processing equipment and other heavy equipment or machines shall be moved into the Leased Premises, Building or Land with Landlord's written consent, and shall be placed where reasonably directed by Landlord.

3. No sign, door plaque, advertisement or notice shall be displayed, painted, or affixed by Tenant, its officers, agents, servants, employees, patrons, licensees, customers, visitors or invitees in or on any part of the outside or inside of the Building, Parking Facilities or Land without prior written consent of Landlord and then only of such color, size, character, style and material and in such places as shall be approved and designated by Landlord.

4. Landlord will endeavor to maintain an alphabetical Directory Board on the ground floor lobby of the Building containing one name for each Tenant. Additional listings will be limited to only those required by law, and those, which Landlord in its sole discretion deems desirable. Landlord reserves the right to charge an additional fee for additional listings.

5. Tenant, its officers, agents, servants, and employees shall not install or operate any refrigerating, heating, or air-conditioning apparatus not provided by Landlord or carry on any mechanical operation or bring into the Leased Premises, Building, or Land any inflammable fluids or explosives without written permission of Landlord.

RA

6. Tenant, its officers, agents, servants, licensees, invitees or employees shall not use the Leased Premises, Building or Parking Facilities for housing, lodging or sleeping purposes or for the cooking or preparation of food without prior, written consent of Landlord. Subject to the other provisions of these Rules and Regulations, including Rules 2, 30, and 32, Tenant may, however, install a refrigerator, coffee maker and microwave for the incidental use of its employees.

7. Tenant, its officers, agents, servants, employees, patrons, licensees, customers, visitors or invitees shall not bring into the parking facilities, Building, or Land or keep on the Leased Premises any fish, fowl, reptile, insect, or animal, bicycles or other vehicle without the prior written consent of Landlord, wheel chairs, seeing eye dogs, and baby carriages excepted.

8. No additional locks shall be placed on any door in the Building without the prior written consent of Landlord. Landlord will furnish keys to each lock on doors in the Leased Premises and card keys to the after-hours entry system. Landlord upon request of Tenant, shall provide additional duplicate keys or card keys at Tenant's expense. Lost or destroyed card keys will be an additional $25.00 charge. Landlord may at all times keep a pass key to the Leased Premises. All keys and card keys shall be returned to Landlord promptly upon termination of any employee and the termination of this Lease.

9. Tenant, its officers, agents, servants, licensees, invitees, or employees shall not paint or decorate in the Leased Premises, or mark, paint, or cut into, drive nails or screws into nor in any way deface any part of the Leased Premises or Building or Land without the prior written consent of Landlord. If Tenant desires signal, communication, alarm or other utility or service connections installed or changed, such work shall be done at the expense of Tenant, with the prior written approval and under the direction of Landlord. Tenant shall not damage or deface the walls of the Premises, but shall be permitted to hang and display items normally used for decorative purposes in an office environment.

10. Landlord reserves the right to open and close the Building as per the days and hours described in the Lease, subject however to Tenant's right to admittance under regulations prescribed by Landlord, and to require that persons entering the Building identify themselves and establish their right to enter or to leave the Building.

11. Tenant, its officers, agents, servants, licensees, invitees and employees shall not permit the operation of any musical or sound producing instruments or devices which may be heard outside the Leased Premises, Building, or Land, or which may emanate electrical waves which will impair radio or television reception from or in the Building.

12. Tenant, its officers, agents, servants, licensees, invitees, and employees, shall, before leaving the Leased Premises unattended, close and lock all doors and shut off all utilities, any damages resulting from failure to do so shall be paid by Tenant. Each Tenant at the close of the business day and leaving the Leased Premises, shall see that all blinds and/or draperies are pulled and drawn, and shall see that all doors are locked.

13. All plate and other glass now in the Leased Premises or Building which is broken through

a cause, attributable to Tenant, its officers, agents, servants, employees, patrons, licensees, customers, visitors, or invitees shall be replaced at the expense of Tenant under the direction and control of Landlord.

14. Tenant shall give Landlord prompt notice of all accidents to utilities or defects in air-conditioning equipment, plumbing, electric facilities or any part or appurtenance of the Leased Premises.

15. The plumbing facilities shall not be used for any other purposes than that for which they are constructed, and no foreign substance of any kind shall be thrown in them, and the expense of any breakage, stoppage, or damage resulting from a violation of this provision shall be borne by Tenant, who shall be responsible for the actions of officers, employees, agents, servants, patrons, customers, licenses, visitors, or invitees who has have caused said damage.

16. All contractors and technicians performing work for Tenant within the Leased Premises, Building or Land shall be referred to Landlord for approval before performing such work. This provision shall apply to all work including, but not limited to installation of telephones, telegraph equipment, electrical devices and attachments, and all installations affecting floors, walls, windows, doors, ceilings, equipment or any other physical features or fixtures of the Building, Leased Premises, or Land. None of this work shall be done by Tenant without Landlord's prior written approval.

17. No showcase or other articles shall be put in front of or affixed to any part of the exterior of the Building, nor placed in the halls, corridors or vestibules without the prior written consent of Landlord.

18. Glass panel doors that reflect or admit light into the passageways or into any place in the Building shall not be covered or obstructed by the Tenant and Tenant shall not permit, erect or place drapes, furniture, fixtures, shelving display cases or tables, lights, signs or advertising devices in front of or in proximity of interior windows, glass panels, or glass unless the same shall have first been approved in writing by Landlord.

19. No space in the Building or Parking Facilities shall, without the prior written consent of Landlord, be used for manufacturing, public sales, or for the storage of merchandise, or auction.

20. Canvassing, soliciting and peddling in the Building or Land is prohibited and each Tenant shall cooperate to prevent the same. In this respect, Tenant shall promptly report such activities to the Building Manager's office. Tenant, its officers, agents, employees, servants, patrons, customers, licensees, invitees, and visitors shall not solicit business in the Building or Land, nor shall Tenant distribute any handbills or other advertising matter in any of these locations.

21. There shall not be used in any space, or in the public halls of the Building, either by any Tenant or by jobbers or others, in the delivery or receipt of merchandise, any hand trucks, except those equipped with rubber tires and side guards.

RA

22. Neither Tenant nor any officer, agent, employee, servant, patron, customer, visitor, licensee or invitee of any Tenant shall go upon the roof of the Building without the written consent of the Landlord.

23. The work of Landlord's janitors or cleaning personnel shall not be hindered by Tenant after 5:30PM, and such work may be done at any time when the offices are vacant. The windows, doors, and fixtures may be cleaned at any time. Tenant shall provide adequate waste and rubbish receptacles, cabinets, bookcases, map cases, etc., necessary to prevent unreasonable hardship to Landlord in discharging its obligation regarding cleaning service.

24. Tenant shall have the responsibility of disposing of crates, boxes, etc. which will not fit into office wastepaper baskets. In no event shall Tenant set such items in the public hallways or other areas of the Building or Land, except Tenant's own Leased Premises, for disposal, except after 5:30 P.M. normal business days

25. Tenants are cautioned in to limit themselves when purchasing furniture and equipment to a size which can be placed on the elevator and will pass through the doors of the Building and the Leased Premises. Large pieces should be made in parts and set up in the Leased Premises. Landlord reserves the right to refuse to allow be placed in the Building any furniture or equipment of any description which does not comply with the above conditions.

26. Tenant will be responsible for any damage to the Leased Premises, including carpet and flooring, as a result of rust or corrosion of file cabinets, roller chairs, metal objects, or spills of any type of liquid, including stains left by plants.

27. Tenants who employ laborers or others who perform their services outside of the Building shall arrange to pay their payrolls in a manner not to disturb other Tenants or shall arrange an alternative site outside the Building.

28. If the Premises Demised to any Tenant become infested with vermin due to Tenant neglect, such Tenant shall cause its Premises to be exterminated from time to time through the Landlord's office, and shall employ such exterminators as shall be approved by Landlord. Extermination is provided to common areas of the Building, however, Tenant shall contact Management Office if pests persist.

29. Tenant shall not install any antenna or aerial wires, or radio or television equipment or any other type of equipment, inside or outside the Building, without Landlord's prior approval in writing and upon such terms and conditions as may be specified by Landlord in each and every instance. Subject to the provisions of these Rules and Regulations; including Rules 2, 30, and 32, Tenant may operate personal radios and/or televisions inside the Leased Premises, provided noise from such equipment is not audible outside the Leased Premises.

30. Tenant shall not make or permit any use of the Leased Premises, Building or Land which directly or indirectly, is forbidden by law, ordinance or governmental or municipal regulation, code or order or which may be disreputable, or which may be dangerous or hazardous to life, limb or

RA

property.

31. Tenant shall not advertise the business, profession or activities of Tenant in any manner which violates the letter or spirit of any code of ethics adopted by the recognized association or organization or use the name of the Building for any purposes other than that of the business address to Tenant or use any picture or likeness of the Building or the Building name in any letterheads, envelopes, circulars, or notices, without Landlord's express consent in writing in Landlord's sole and absolute discretion.

32. Tenant shall not conduct its business in such manner as to create any nuisance or interfere with, annoy or disturb any other Tenant or the Landlord in its operation of the Building or commit waste or suffer or permit waste to be committed in the Leased Premises, Building, or Land. In addition, Tenant shall not allow its officers, agents, employees, servants, patrons, customers, licensees and visitors to conduct themselves in such a manner as to create any nuisance or interfere in its operation of the Building or commit waste of suffer or permit waste to be committed in the Leased Premises, Building or Land.

33. Tenant, shall permit Landlord or its agent to enter the Leased Premises at all reasonable times to make inspections, repairs, alterations or additions in or to the Lease Premises or Building and to perform any acts related to the safety, protection, preservation, reletting or improvement of the Leased Premises or Building.

34. Tenant, its officers, agents, servants, licensees, invitees or employees shall honor a smoke-free environment in common areas. No smoking allowed in bathrooms, hallways, elevators, and stairwells of the Building. Designated smoking areas are provided for smokers outside the building.

35. Tenant, its officers, agents, servants, licensees, invitees or employees shall at all times conduct themselves in a professional manner and shall be responsible for maintaining a dress code that is consistent with the conduction of business in a first class office building.

RA

Loan No: 01-0212098

Tenant Estoppel Letter

CABOT INVESTMENTS (Trustee's Name)
c/o GEMSA Loan Services, LP
1500 City West Blvd., Suite 200
Houston, Texas 77042

RE: Lease dated 3/20, 2006 (the "Lease")
for Preferred Exchange Tower (the "Property")

Ladies and Gentlemen:

The undersigned is Tenant under the Lease. Tenant certifies to CABOT INVESTMENTS (TRUSTEE), and GEMSA Loan Services, LP, as Servicer, and its successors, transferees and assigns (collectively, "Lender") and acknowledges and agrees that:

1. A true, complete and correct copy of the Lease is attached hereto as Exhibit "A". There has been no assignment, amendment, modification, supplement, or other agreement of any kind relating to the Lease, except as set forth herein.

2. The following information concerning the Lease is true and correct:

   Landlord: CABOT North University Dr. CS

   Tenant: LTV MeDiA, INC

   Premises: 3111 N. University Drives C.S
   containing 203,052 rentable square feet

   Square Feet: 1,331

   Amendments, Modifications, Assignments or Assumptions:

   N/A

   Commencement Date: 3/20/06

   Expiration Date of Term: 3/19/2009

   Monthly rent under the Lease: $2,717.46

Fixed Minimum Rent: 3?17.46 ?
Rent Escalation (if any): 9.77 3%
Common Area Maintenance: 9.77
Real Estate Taxes: 546,782.52
Insurance: —

Renewal Option: Y

Expansion Option: Y

Other Agreements: —

Amount of Security Deposit: $5,761.02

3. Landlord has completed all improvements, alterations, additions, painting and refurbishing to the Premises and the Property required to be performed by Landlord, and there are no rent concessions, rebates, free rents or similar inducements except as set forth in the Lease.

____
a ____________
(Name of Tenant).

By: Randall Appel
Name: RANDALL APPEL
Title: PRES / CEO

Dated: 3/14/06

LEASE AMENDMENT NO. 1

Landlord:	Cabot North University Drive LeaseCo, LLC, a Delaware limited liability company
Tenant:	Latin Television, Inc., a Nevada corporation (the Tenant is sometimes referred to in this instrument in the pronoun form of "you")
Building:	Preferred Exchange Tower which has a post office address of 3111 North University Drive, Coral Springs, Florida 33065
Premises:	Suite 431 comprised of approximately 1,331 r.s.f. of space on the fourth floor of the Building
Lease:	Lease between Landlord as landlord and Tenant as tenant, dated March 8, 2006
Transaction:	Confirmation of critical dates and abatement of a part of the current rent arrearage

---

WITNESSETH:

In consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound hereby, covenant and agree as follows:

1. The Commencement Date under the Lease is March 20, 2006. You acknowledge that the Premises was tendered by Landlord in the condition required under the Lease.

2. The last day of the primary term of this Lease is March 31, 2009.

3. The Adjustment Date is each April 1 falling within the primary term and therefore per diem monthly base rent was to be paid for the stub month beginning March 20, 2006 and ending March 31, 2006 and thereafter the monthly base rent schedule of base rent to be paid pursuant to Section 2.01A of the Lease is as follows:

Period	Monthly Base Rent Amount
4/1/06 - 3/31/07	$2,717.46
4/1/07 - 3/31/08	$2,799.00
4/1/08 - 3/31/09	$2,883.00

4. The current rent arrearage through September 31, 2006 is $15,079.58. Landlord agrees to abate fifty percent of the rent arrearage (an abatement of $7,539.79) provided that the balance of the rent arrearage (the remaining $7,539.79) is paid in full prior to September 20, 2006 and provided that thereafter you remain current in your rent obligations under the Lease.

5. You hereby affirm that as of the date hereof the Lease is in full force and effect, that the Lease has not been modified or amended (except as provided in this Amendment) and that all of the Landlord's obligations accrued to date have been performed. You hereby ratify the provisions of the Lease and agree to attorn to and be bound to Landlord and its successors and assigns as to all the terms, covenants and conditions of the Lease as amended hereby. You further agree to fulfill all of your obligations under the Lease as amended hereby to Landlord throughout the remainder of the term.

6. This Lease Amendment constitutes the entire understanding and agreement between you and the Landlord with respect to any dispute between the parties regarding the commencement of the term and the condition of the Premises, and contains all of the covenants and agreements of Landlord and you with respect thereto.

7. All of the terms of the Lease not otherwise in conflict with this Lease Amendment shall remain in full force and effect as if fully set forth herein, and any capitalized terms not defined herein shall have the meanings set forth in the Lease.

8. You acknowledge that you have read this Lease Amendment, have had the time and ability, if you so choose, to consult with an attorney regarding its terms, and you agree with the terms of this Lease Amendment as if you had drafted this Lease Amendment yourself. Accordingly, even though this Lease Amendment was, by necessity, printed and assembled by Landlord and drafted by Landlord's attorney, this Lease Amendment reflects the terms as agreed to by the parties and if a term or provision of this Lease Amendment is considered ambiguous, neither party shall be considered the draft person for the purpose of causing the terms of

this Lease Amendment to be construed against that party.

9. This Lease Amendment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Lease Amendment.

EXECUTED to be effective as of the date signed by Landlord.

TENANT:

Latin Television, Inc., a Nevada corporation

(Witnesses)

[signature]

Cindy Gower

By: [signature]
Print Name: Randall R. Appel
Print Title: CEO

Date: 11/10/06

LANDLORD:

Cabot North University Drive LeaseCo, LLC, a Delaware limited liability company, by Cabot Investment Properties, LLC, its manager

(Witnesses)

____

____

By: [signature]
Timothy J. Kroll, Its COO

Date: ____________________

\\Secretary\WP\LAMEND\3111university.latinmedia.wpd

ORIGINAL

AMENDMENT NUMBER TWO TO THE AMC1 MASTER SERVICES AGREEMENT BETWEEN LATIN TELEVISION, INC., AND GLOBECAST NORTH AMERICA INCORPORATED

This second amendment (the "Amendment") is intended to modify the AMC1 Master Services Agreement, made as of the 17th day of February, 2006, by and between GlobeCast North America Incorporated, a Delaware corporation, with offices at 1001 Pennsylvania Avenue, N.W, South Concourse, Suite 600, Washington D.C., 2004, hereinafter referred to as "GlobeCast", and Latin Television Incorporated, a Nevada corporation, with offices at 3111 N. University Drive, Suite 431, Coral Springs, Florida 33065, hereinafter referred to as "CUSTOMER", as previously amended (hereinafter the "Agreement').

This Amendment shall be effective December 15th, 2006.

WHEREAS, CUSTOMER and GlobeCast (collectively the "Parties") desire to modify the terms of the Agreement to reflect certain changes in service and charges, and

WHEREAS, the Parties have agreed upon the terms of the modifications as set forth herein;

NOW, THEREFORE, the Parties modify the Agreement as follows:

I. Modification of Section 1, Space Segment, Uplink and Fiber Service (the "Service'), of the Agreement

The following language replaces the language in Section 1, *Space Segment, Uplink and Fiber Service (the "Service')* of the Agreement.

1. Space segment, uplink, fiber, master control and video tape library services (the "Service)

1.1. Satellite service

GlobeCast shall lease to CUSTOMER, for its exclusive use during the term of this Agreement, one (1) compressed digital video channel and two (2) audio channels on the AMC1 satellite ("AMC1") or another similarly suitable satellite (identical polarity with similar footprint, orbital slot, and bandwidth) pursuant to the terms and conditions hereof on a twenty-four hours per day, seven days per week basis.

At it sole expense, CUSTOMER shall provide all equipment necessary for GlobeCast to receive CUSTOMER's signal.

GlobeCast shall provide a continuous uninterrupted up-link signal to AMC1 twenty-four (24) hours each calendar day during the term of this Agreement using Digicipher II digital compression. GlobeCast shall provide all digital encoding, multiplexing, modulating and transmission equipment necessary to provide the uplink.

1.2. Fiber service

ORIGINAL

GlobeCast shall provide to CUSTOMER, its exclusive use during the term of this Agreement, one (1) TV1 fiber circuit (1 video and 2 audio channels) from CUSTOMER's location at 3764 NW 124th Avenue, Coral Springs, Florida 33065 to GlobeCast Miami facility in Sunrise. CUSTOMER shall, at its sole expense, provide the entrance conduit construction at its location.

1.3. Master control and video tape library services

Globecast will provide the CUSTOMER with Master Control Services and with the Louth Automation system a fully automated system solution ("the System").

The System is designed to ingest and playout the material provided by the CUSTOMER to and to ensure that the programming, interstitial, and graphic elements of a program are available and played according to the play list created by the CUSTOMER.

The System controls each of the devices used during the on-air operations, as well as the devices used for ingest operations.

The device servers controlling the System will be divided into two fully redundant pairs. The first pair will control the ingest functions. The second pair will control the on-air playback functions.

The ingest functions of the System will be supported by digitizing long-form and short-form content, by using MPEG-2 4:2:2-profile, into playback servers. The media will then be stored into a fully redundant Storage Network Array (the "SAN") (equipped with parity drives) for future playback.

Ingesting for the channel will be based on the assumption that there are 50 hours of new content on a weekly basis. This value is based on current hours of new material for the Program. . Additional ingests hours will be charged as extra pursuant to Section 4 of the Agreement as amended.

If the customer elects to do any live events to be incorporated into their programming grid, it must notify GlobeCast at least forty-eight hours prior to such event. Operation of the Master Control for live events will be charged as extra pursuant to Section 4 of the Agreement as amended.

There will be two servers allocated for playback. The first will be the on-air server, and the second one will be in an active backup configuration mode. The signal out of the playback servers shall feed a logo insertion device. Up to four logos at once can be displayed. The logo insertion will be controlled through the System. Each server will connect to a fully redundant drive array.

The storage capacity for the channel will be 50 hours per week. This value is based on current programming for the Program. Additional hours will be charged as extra pursuant to Section 4 of the Agreement as amended.

GlobeCast will provide CUSTOMER with Video Tape Library Services. A thousand tapes are included in the monthly rate.

1.4. CUSTOMER's performance. CUSTOMER shall:

- Provide GlobeCast with all logs and material in an appropriate format, quality check of the material completed, at least forty-eight (48) hours in advance at GlobeCast's facility in Sunrise. GlobeCast liability cannot be sought in case of lack of or improper insertion due to a late provision of the logo and material or lack of quality check by the CUSTOMER and;
- Schedule the logo insertion as a secondary event in the play list.

II. Modification of Section 4, CHARGES, of the Agreement.

The following language replaces the language in Section 4, CHARGES, of the Agreement.

4. CHARGES. Throughout the term of this Agreement, CUSTOMER shall pay to GlobeCast the charges for the Service (the "Service charges") and, when applicable, the extra charges (the 'Extra charges") as stated in this Section (together "the Charges"). Charges do not include any federal, state or local sales or use taxes, fees, assessments or Universal Service Fees which may now or hereafter be levied on the Service and which shall be the responsibility of CUSTOMER.

a. Service Charges :

- Satellite and Fiber service charges: $23,500.00 USD per month
- Master control and video tape library services charges: $14,000 USD per month

b. Extra Charges:

- Over 50 hours per week, additional hour stored shall be charged at $100.00 USD per hour per month.
- Over 50 hours additional ingest hours will be charged at $22.00 USD per hour per month.
- Over 1000 tapes tape storage will be charged $0.95 USD per tape per month.
- For live events to be incorporated into the CUSTOMER's programming grid, CUSTOMER will be charged $175.00 USD for four (4) hours per event to operate the Master Control during business hours (7:00am to 7:00pm). Any hour outside these times will be billed at $200 per 4 hours.

All Charges shall be paid to GlobeCast on the first day of each month the service is to be performed (i.e. charges for the period November 1 - November 30 are due November 1). All balances ten (10) days overdue shall accrue interest at the rate of 1.5% per month.

V. Modification of Section 19, NOTICES, of the Agreement.

The following language replaces the language in Section 19, NOTICES, of the Agreement.

19. NOTICE. All notices required to be given hereunder shall be given in writing (unless otherwise specified herein) and sent by personal delivery, first class mail, overnight courier or facsimile to the following address or to such other address as either party may send to the other party by like notice. Notice shall be deemed given on the day of mailing, personal delivery, sending by courier or facsimile thereof.

If to GlobeCast:

GlobeCast World Television Corporation
1001 Pennsylvania Avenue, N.W.
South Concourse, Suite 600
Washington D.C, 2004
Attention: Mary Frost, CEO

With copy to: Andrew A. Ostrow
GlobeCast General Counsel
13801 N.W 14th Street Sunrise,
Florida, 33323

If to CUSTOMER: Latin Television, Inc.,
3111 N. University Drive, Suite 431
Coral Springs, FL 33065
Attention: Randall S. Appel, President

With copy to: Arvesa & Associates
201 Alhambra Circle, Suite 502
Coral Gables, FL 33134
Attention: Vincent Barrett.

All other terms, conditions and language set forth in the Agreement and not specifically addressed herein shall remain as originally signed and executed by the Parties and,

THE PARTIES HEREBY ACKNOWLEDGE AND AGREE to the modifications to the Agreement as stated herein and so signify by signing below.

Latin Television Inc.	GlobeCast North America Incorporated.
By:____________________	By:____________________
Its:____________________	Its:____________________
Dated:____________________	Dated: ____________________

ORIGINAL

MAS MEDIA TRES

A White Paper on the Hispanic Media Opportunity

Gordon Hodge
Lauren Grismanauskas

April 14, 2005

Please see analyst certification and other important disclosures starting on page 76.

Thomas Weisel Partners does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Customers of Thomas Weisel Partners in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.tweisel.com or can call (877) 921-3900 to request a copy of this research. Investors should consider this report as only a single factor in making their investment decision.

Mas Media Tres

A White Paper on the Hispanic Media Opportunity

Table of Contents

Note: All stock prices in this report reflect the market close on April 12, 2005.

Media & Broadcasting

Gordon Hodge
415.364.2575
ghodge@tweisel.com

Lauren Grismanauskas
415.364.2607
lgrismanauskas@tweisel.com

Ratings System

Sector Ratings
OW Overweight
MW Market Weight
UW Underweight

Stock Ratings
O Outperform
P Peer Perform
U Underperform
S Suspended Rating
NR Not Rated
NC Not Covered

MAS MEDIA TRES

Executive Summary

- **Reiterate Outperform on Univision and Entravision Shares.** We reiterate our Outperform ratings on Univision Communications and Entravision Communications as we believe both Hispanic media companies are well positioned to enjoy above-average revenue and earnings growth over the next three to five years, yet the shares trade at a relative discount to the growth prospects on both EBITDA and free cash flow (FCF) versus other media and broadcast companies. In Univision's case, in particular, we believe investor sentiment is near trough levels, as evidenced by the stock trading at a near-trough forward EV/EBITDA multiple of 15x our 2005 estimate (and only 12x our 2006 estimate). Univision's stock is currently trading below a historical trough P/FCF multiple of 31x. Were Univision to trade at its historical median FCF multiple, the stock would be at $55 based on our 2005 FCF estimate of $0.95. Furthermore, the 46% premium that Univision's EV/EBITDA multiple represents relative to Viacom's is also below historical averages (both mean and median of 54%). Since we also have an Outperform rating on Viacom, our case for Univision outperforming its peers in media and broadcasting is bolstered further.
- **Looking for 12% Top-Line Growth in Hispanic Media.** Media targeting the fast-growing U.S. Hispanic population has grown 12.9% compound annually from 1995 to 2004 to $3.2 billion, more than twice as fast as general market advertising growth of 5.3% as advertisers increasingly recognize the attractive and powerful demographic trends within the U.S. Hispanic population. We look for 12% compound annual growth in U.S. Hispanic ad sales over the next five years, propelled by 3% population and ratings growth and a narrowing of the "gap" between Hispanic media's audience share and advertising share. This growth compares to an estimated 5% growth rate in U.S. general market advertising over the same period.
- **Hispanics Are a Large, Young, Fast-Growing Demographic.** The population of people of Hispanic origin in the United States currently exceeds 40 million, or approximately 14% of the total U.S. population. This number is expected to increase to 190 million or 33% of the total U.S. population during this century, according to Census Bureau estimates, assuming only constant immigration levels. Growth in age groups coveted by national advertisers (18-49 and 25-54) is substantially higher among Hispanics than for the general population. The U.S. Census Bureau projects the Hispanic population aged 18-49 should grow 2.3% compound annually between 2004 and 2009 versus flat growth for non-Hispanics.

- **Assimilation Issue Offset by Immigration Influx.** According a Pew Hispanic Center study, some 75% of U.S. Hispanic adults either speak Spanish at home or are bilingual, which suggests the potential U.S. audience for Spanish-language media numbers approximately 30 million people. A Synovate study indicates that the number of U.S. Hispanics that are more comfortable speaking in Spanish has increased in recent years, defying arguments that assimilation of U.S. Hispanics is likely to diminish the audience for Spanish-language and Hispanic-targeted media. In our view, these arguments fail to account for the significant legal and unauthorized immigration influx from south of the U.S. border.

- **Closing Substantial Gap Between Audience Deliveries and Advertising Share To Propel Growth.** Despite the growth in Hispanic targeted media in the United States, the gap between Spanish-language television's share of TV audience and its share of TV ad budgets remains wide. In 2004, this gap was approximately $2.8 billion, or approximately $793 million on an income-adjusted basis, by our estimates. If the income-adjusted gap were to close in the next five years, Spanish-language television advertising could enjoy 12.5% compound annual growth versus general market television advertising growth estimated at 4.1%.

PREFACE

This White Paper, discussing what we consider to be a compelling media investment theme, is the third edition of a White Paper we initially published on May 11, 1999, entitled "Mas Media: A White Paper on the U.S. Hispanic Media Opportunity." "Mas Media Dos" followed on April 23, 2001. Since the publication of "Mas Media," in 1999, a market cap-weighted index of Hispanic media stocks, comprised of Entravision, Hispanic Broadcasting, Spanish Broadcasting and Univision, outperformed the S&P 500 return. Unfortunately, neither the Hispanic Media index, which is down 6.6%, nor the S&P 500, which is down 12.9%, has performed very well during that period. Compared to an index of general market broadcast stocks, which was down 36.8% during that time, Hispanic media stocks also outperformed, or were "less worse," at least.

Hispanic Media Stock Index versus S&P 500 and General Market Broadcast Stock Index


250
200
150
100
50
0
.6%
-12.9%
8%
5/11/1999
8/11/1999
11/11/1999
2/11/2000
5/11/2000
8/11/2000
11/11/2000
2/11/2001
5/11/2001
8/11/2001
11/11/2001
2/11/2002
5/11/2002
8/11/2002
11/11/2002
2/11/2003
5/11/2003
8/11/2003
11/11/2003
2/11/2004
5/11/2004
8/11/2004
11/11/2004
2/11/2005
Hispanic Media
SPX
Broadcasters

Source: FactSet, Thomas Weisel Partners LLC

At the time of our previous reports, "Mas Media" and "Mas Media Dos," the investment community was not well versed in the drivers behind the U.S. Hispanic media tailwind, including the size and growth of the U.S. Hispanic population through births and immigration, the leading players in the market and the gap between the share of advertising budgets spent on Hispanic media and the share of audience delivered by Hispanic-targeted media. Since then, we believe the investment community has become substantially more aware of these broad characteristics of the U.S. Hispanic media marketplace. As such, in this report, we not only revisit and update our case for continued above-average growth for the U.S. Hispanic media market versus the general U.S. media market, but attempt to air out and address more nuanced issues that investors are raising, including assimilation and acculturation, income and age disparities, actual and perceived increased competition, audience measurement, top 200 advertiser penetration and share of budgets.

POWERFUL POPULATION TRENDS

Hispanics now comprise 14% of the U.S. population or 40.4 million people as of March 2004. This is an increase of 5.1 million people since the 2000 Census, when Hispanics numbered 35.3 million, a number that had to be upwardly revised from the initial estimate. According to the Pew Hispanic Center, 45% of the Hispanic population is foreign born with the other 55% born in the United States. In addition, the Immigration and Naturalization Service (INS) estimates that of the 7.0 million unauthorized immigrants in the United States in 2000, 4.8 million were from Mexico, up from 2.0 million in 1990, suggesting the Hispanic population could be larger still.

U.S. Population Snapshot, March 2004

	Population	Percent
Total U.S.	288,280,465	100%
Hispanics	40,424,528	14%
Foreign-born	*18,043,321*	*45%*
Native-born	*22,381,207*	*55%*

Source: Pew Hispanic Center Study 2005

Currently, people of Mexican descent comprise 67% of the U.S. Hispanic population, with Central and South Americans 14%, Puerto Ricans 9%, Cubans 4% and other Hispanics 6%.

U.S. Hispanics by Origin



Other Hispanic 6%
Cuban 4%
Puerto Rican 9%
Central/South American 14%
Mexican 67%
Mexican
Central/South American
Puerto Rican
Other Hispanic
Cuban

Source: U.S. Census Bureau (June 2003)

According to U.S. Census Bureau estimates, people of Hispanic origin could increase to 18%, or 60 million people, of the U.S. population by 2020 and 24% by 2050. This suggests a 100-year investment "tailwind," driven by this demographic trend that could benefit shareholders in leading Hispanic media companies such as Univision and Entravision.

U.S. Hispanic Population Growth Estimates



120.0
100.0
80.0
60.0
40.0
20.0
0.0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2000
2010
2020
2030
2040
2050
Hispanic Population
% Total Population

Source: U.S Census Bureau estimates

Over the next five years, the Census Bureau estimates that the U.S. Hispanic population will grow at a compound rate of 2.8% compared to non-Hispanic population growth of 0.8%. Annual growth of approximately 2% is expected until 2050, which is remarkable considering that the total U.S. population has grown more than 2% a year in only two of the past 100 years, even in the peak of the Baby Boom era. From a media perspective, a 2% annual increase in potential audience could translate into a 2% increase in ratings, a

growth trend advertisers should gain comfort from and pay for. Increased ratings should lead to above-average revenue growth, potentially fewer "make goods" and more satisfied advertisers.

HISPANICS ARE HITTING ADVERTISING'S SWEET SPOT

The median age of the U.S. Hispanic population was estimated at only 26.9 years in 2004, 9.6 years younger than the overall population at 36.5, according to the Census Bureau. The fact that the Hispanic population is younger than the overall U.S. average is important to note because it places the segment directly in the advertising "sweet spot" age range of 18 to 49, those coveted by major advertisers such as soft drink and beer marketers, credit card issuers, auto manufacturers, athletic shoe companies, retailers and children's product marketers. Hispanics are also attractive to advertisers trying to reach the younger and more-impressionable 18-34 demographic. In addition, the median age is only now entering the 25-54 age group, which is the "money demographic" in radio. Based on Census Bureau projections, the median age of Hispanics is expected to climb gradually from 26.9 years to 36.4 years over the next 100 years. As the Hispanic population ages, it should grow within the 18-49 and 25-54 demographics compared to the overall U.S. population, which is aging as baby boomers move into a less-desirable advertising demographic (50+).

The Census Bureau has not yet released age-specific data from the Census 2000, so the table below is based on projections from the 1990 census and therefore understates the base Hispanic population in 2000 by 2.8 million, and possibly the projected share in 2010.

Hispanics Are Hitting Advertising's Sweet Spot, 2000-2010E

Age Range	2000 Population	2010E Population	10-yr Growth	2000 % Total Pop	2010E % Total Pop
0 to 13	11.4	14.9	30%	16%	21%
18 to 34	9.3	11.8	27%	15%	17%
18 to 49	16.0	20.5	28%	12%	16%
25-54	13.4	17.5	31%	11%	14%
50+	5.0	8.3	65%	7%	9%
Total pop	32.5	43.7	35%	12%	15%

Note: 2000 population data from 1990 census
Source: U.S. Census Bureau estimates

Every meaningful demographic age group of the Hispanic population is outpacing the overall population growth estimates. The two fastest-growing segments of the Hispanic population are those age 50+ and adolescents age 14-17, which are expected to grow 5.1% and 4.0%, respectively, compound annually over the next five years (according to Census Bureau estimates). The demographics attractive to advertisers, including Adults 18-34 and Adults 18-49, are increasing 2.4% and 2.3% compound annually, respectively, for Hispanics while the general Adult 18-34 population is expected to add 0.9% over the next five years and the Adult 18-49 group should increase only 0.1%.

Hispanic Population Growth Outpacing Overall Growth for Every Age Demo



6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
under 5
5 to 9
5 to 13
14 to 17
18 to 34
18 to 49
25-54
50+
Non-Hispanics 04E-09E CAGR
Hispanics 04E-09E CAGR

Source: U.S. Census Bureau estimates

There are currently 3.5 people in an average U.S. Hispanic household compared to an average 2.6 people per household among non-Hispanics, according to the Census Bureau. The larger household is likely a function of the average age of the Hispanic population, which has a higher percentage of households in family-forming years compared to non-Hispanics. Baby boomers' kids are leaving the home for college and independent living arrangements. Spending within Hispanic households is substantially above average for products and services such as infant clothing, telephone services, groceries and footwear.

HISPANIC MARKET CONCENTRATION

The top 10 Hispanic markets (in terms of population) are Los Angeles, New York, Chicago, Miami, Houston, Dallas, San Francisco, San Antonio, Phoenix and McAllen. These markets account for 24.3 million people, or 60% of the total U.S. Hispanic population. From a media reach and distribution standpoint, this is significant as Hispanic media platforms can be formed in only a dozen or so markets yet deliver significant reach to advertisers. That said, the major Hispanic markets coincide with major general media markets, making the acquisition of distribution (acquiring stations) highly competitive. This suggests that barriers to entry are relatively high in major Hispanic markets for the likes of Univision and Telemundo, although Azteca America has recently secured television distribution in all of the top 10 markets.

Top 10 Hispanic Markets

Rank	Market	Population (mn)	% total Hispanic Population	% total Market Population
1	Los Angeles	7.8	19.3%	44.5%
2	New York	4.3	10.7%	20.5%
3	Chicago	1.8	4.5%	19.0%
4	Miami	1.8	4.5%	43.1%
5	Houston	1.8	4.5%	33.4%
6	Dallas	1.5	3.7%	23.5%
7	San Francisco	1.5	3.7%	21.3%
8	San Antonio	1.3	3.2%	60.3%
9	Phoenix	1.2	3.0%	27.2%
10	McAllen	1.1	2.8%	94.8%
	Total Top 10	**24.3**	**60.1%**	
	Total Hispanic population	**40.4**		

Source: Synovate, Thomas Weisel Partners LLC

The states with the largest Hispanic populations include California, Texas, Florida, New York and Illinois, according to the Census Bureau. One of the surprises from the 2000 Census was the number of new regions of the country that had developed meaningful, fast-growing Hispanic populations. According to the Association of Hispanic Advertising Agencies (AHAA), from 1990 to 2000, the Hispanic population at least tripled in Alabama, Arkansas, Georgia, North Carolina, Nevada, South Carolina and Tennessee. According to the Selig Center, states with some of the fastest-growing Hispanic buying power included North Carolina (21% CAGR from 1990-2002), Arkansas (20% CAGR) and Georgia (19% CAGR).

States with Fastest-Growing Hispanic Buying Power 1990-2002

State	1990-2002 % Increase	1990-2002 CAGR
North Carolina	912%	21%
Arkansas	778%	20%
Georgia	711%	19%
Tennessee	655%	18%
Alabama	466%	16%
South Carolina	463%	15%
Nevada	443%	15%
Minnesota	418%	15%
Kentucky	415%	15%
Iowa	370%	14%

Source: AHAA, Selig Center for Economic Growth

SPANISH IS LANGUAGE OF CHOICE

One of the primary investor concerns about investing in the Hispanic media sector relates to how quickly the U.S. Hispanic population is assimilating. Intuitively, as an immigrant population assimilates with its new country, preferences such as language and

tastes can change. The extent to which people of Hispanic origin begin to prefer to speak English over Spanish would certainly have an impact on Spanish-language media channels' audiences. This does not appear to be occurring, at least when looking at the averages. We do not suggest that assimilated Hispanics still prefer Spanish. They do not, but in aggregate the percentage that do has not changed much since our initial "Mas Media" report, as the chart below illustrates.

Percentage of U.S. Hispanics Most Comfortable Speaking Spanish


80%
70%
60%
50%
40%
30%
20%
10%
0%
1998
2000
2002
2004
Spanish
English
Both

Source: Synovate, Strategy Research Corporation

Perhaps surprisingly, the chart above, compiled from surveys conducted by Synovate (formerly Strategy Research) indicates that 67% of U.S. Hispanics are most comfortable speaking Spanish, an increase from 60% in 2000 and 64% in 2002. This is likely a function of a high level of immigration and the fact that 45% of U.S. Hispanics are foreign-born. We note also that due to the concentration of U.S. Hispanics in major cities and states such as California (34% Hispanic), many language accommodations are being made in schools, healthcare and government to ensure the health and safety of this large immigrant group. These accommodations may defer the burden that other, smaller immigrant groups incur in learning English quickly to gain education and employment.

While based on a slightly different survey and thus reflecting slightly different percentages, a Pew Hispanic Center study indicates that 75% of all Hispanics in the United States are either Spanish-dominant (most comfortable with Spanish) or bilingual, which suggests the addressable U.S. audience for Spanish-language media numbers approximately 30 million people, using a population base of 40.4 million Hispanics. Among first-generation Hispanic adults (those born outside of the United States), only 4% are English dominant. By the second generation, nearly half of Hispanic adults are bilingual (with another 7% preferring to speak Spanish), and 22% of third-generation Hispanic adults remain bilingual. Thus, language is an important consideration for advertisers trying to reach the Hispanic population even as the Hispanic population assimilates.

Primary Language Among Hispanic Adults

	Spanish Dominant	Bilingual	English Dominant
1st Gen	72%	24%	4%
2nd Gen	7%	47%	46%
3rd + Gen	0%	22%	78%
All Hispanics	47%	28%	25%

Source: Pew Hispanic Center/Kaiser Family Foundation National Survey of Latinos, December 2002

IMMIGRATION AND ASSIMILATION

One of the reasons that the language preference of Spanish among U.S. Hispanics has not changed much over the past decade is the steady immigration from Latin America, both legal and illegal. For instance, over the past five years approximately 1.9 million people immigrated legally from countries south of the U.S. border (Mexico, the Caribbean and Central and South America). This average of 380,000 annually represents approximately 1% of the annual growth in the U.S. Hispanic population. Above that, 485,000 immigrants are estimated to arrive illegally in the United States each year from Mexico alone, according to research from the Pew Hispanic Center. Another 1.0 million were turned back at the Southwest border in 2004 by the U.S. Border Patrol, suggesting demand to enter the country from the south remains high.

Legal and Illegal Immigration to the United States

	1998	1999	2000	2001	2002	2003
Mexico	131,575	147,573	173,919	206,426	219,380	115,864
Carribean	75,521	71,683	88,198	103,546	96,489	68,815
Central America	35,679	43,216	66,443	75,914	68,979	54,565
South America	45,394	41,585	56,074	68,888	74,506	55,247
Total	288,169	304,057	384,634	454,774	459,354	294,491
Illegal Immigration - Mexico	400,000	400,000	485,000	485,000	485,000	485,000
Total	688,169	704,057	869,634	939,774	944,354	779,491

Source: U.S. Census Bureau, Pew Hispanic Center, Thomas Weisel Partners LLC

Given this steady influx of immigrants, it is no wonder that Spanish as the language of choice remains high in the overall U.S. Hispanic population. For instance, the Pew Hispanic Center projects that first-generation Hispanics could increase 2.5% per year from 14.2 million in 2000 to 18.1 million in 2010, based on legal immigration rates. Second-generation Hispanics are expected to grow faster at 4.5% per year from 9.9 million to 15.4 million, and third-generation and higher (the most assimilated) are the slowest-growing group at 2.3% per year from 11.3 million to 14.2 million by 2010.

First-, Second- and Third+-Generation U.S. Hispanic Population (in millions)

(in millions)	1980	1990	2000	2010	2000-10 CAGR
First generation Hispanics	5.1	9.1	14.2	18.1	2.5%
Second generation Hispanics	4.0	6.1	9.9	15.4	4.5%
Third + generation Hispanics	5.5	7.1	11.3	14.2	2.3%
Total	14.6	22.3	35.4	47.7	3.0%
First generation mix	35%	41%	40%	38%	
Second generation mix	27%	27%	28%	32%	
Third + generation mix	38%	32%	32%	30%	

Note: Hispanic population in 2000 differs from Census 2000 data due to rounding
Source: U.S. Census Bureau, Pew Hispanic Center, Thomas Weisel Partners LLC

Assuming that illegal immigration rates continue at 485,000 per year, first-generation Hispanics could be 23 million strong by 2010 and represent 44% of the Hispanic population compared to 40% in 2000. Thus, it would seem prudent to expect that Spanish-language media is likely to remain very popular and relevant among U.S. Hispanics for years to come. That said, even predominantly Spanish-language media companies such as Univision Radio and Entravision have stations that are programmed in English but that target a Hispanic audience. In fact, a recent radio format phenomenon is the so-called "hurban" format (Hispanic urban), which is rising in popularity.

Investors concerned that existing Hispanic media franchises are likely to diminish in relevance due to U.S. Hispanic assimilation could be wrong on two fronts: (1) assimilation may be substantially deferred given the volume of Hispanic immigration; and (2) existing media companies are primarily concerned with delivering entertainment relevant to their audience, whether it be in Spanish, a Tejano format or in English with a Latin flavor to it.

BUYING POWER INCREASING RAPIDLY

There is no standard methodology for measuring buying power, and estimates vary according to the source (Selig Center for Economic Growth, HispanTelligence, Santiago Solutions, etc.) We choose to use Selig Center for Economic Growth (at the University of Georgia) estimates, as they fall in the middle of the pack and seem conservative.

Between 2000 and 2004, Hispanic buying power increased 8% compound annually, with 8% compound annual growth forecast from 2004 to 2009, according to the Selig Center. As the median age of the U.S. Hispanic population increases from its current 26.9 years, we believe that the household disposable income will increase as more Hispanics progress from their early income years.

U.S. Hispanic Buying Power ($ billions)


$1,200
$1,000
$800
$600
$400
$200
$0
1990
2000
2004
2009E

Source: Selig Center for Economic Growth, 3Q04

Hispanic buying power as a percentage of total U.S. buying power increased from 5% in 1990 to 8% in 2004, and is expected to reach 9% by 2009, according to the Selig Center.

Hispanic Buying Power Estimates ($ billions)

	1990	2000	2004	2009
Total U.S.	4,277	7,114	8,601	11,069
Hispanics	222	504	686	992
% of total pop	*9%*	*13%*	*14%*	*16%*
% of buying power	*5%*	*7%*	*8%*	*9%*

Sources: U.S. Census Bureau, Selig Center for Economic Growth 3Q04

The greatest buying power among Hispanics is found in California, the state with the largest Hispanic population (12 million at the beginning of 2004, according to the Census Bureau), at $199 billion in 2004, according to the Selig Center. Texas had the second-greatest Hispanic buying power at $119 billion. Texas also had the second-largest Hispanic population, at 7.6 million according to the Census Bureau.

Thomas Weisel Partners LLC
Gordon Hodge 415.364.2575

Hispanic Buying Power by State ($ billions)

Area	1990	2000	2004	2009E	04/09E CAGR
California	75.9	149.3	198.5	272.1	7%
Texas	35.1	90.0	119.3	175.5	8%
Florida	20.1	46.5	63.7	90.8	7%
New York	23.8	45.2	56.6	75.3	6%
Illinois	8.9	22.8	31.3	46.2	8%
New Jersey	9.1	19.1	26.1	36.4	7%
Arizona	5.7	15.0	20.9	31.2	8%
Colorado	4.1	11.1	15.0	22.6	9%
New Mexico	5.2	10.2	13.7	18.9	7%
Georgia	1.3	6.2	10.9	20.0	13%
Nevada	1.4	5.7	9.1	15.9	12%

Source: Selig Center for Economic Growth, 3Q04

HISPANIC MEDIA MARKET IS FAST-GROWING NICHE

Thomas Weisel Partners' Hispanic-Language Media Advertising Forecast ($ millions)


6,000
5,000
4,000
3,000
2,000
1,000
-
$ millions
1997
1998
1999
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E
2009E
Television
Radio
Magazines
Newspapers
Outdoor
Internet

Source: Hispanic Business, AHAA, Thomas Weisel Partners estimates

As advertisers have begun to focus more on the powerful and attractive demographic trends of the U.S. Hispanic population, they have continued to commit more advertising dollars to Spanish-language media, including television, radio, outdoor, print and even the Internet. Because major media markets such as Los Angeles (where 44.5% of the population is Hispanic), Miami (43.1%) and New York (20.5%) have a substantial Hispanic component to their populations, we believe advertisers underexposed or still

without a Hispanic advertising strategy are at risk of missing a substantial portion of the population with their messages.

Spanish-language media has grown at a CAGR of 10.9% compared to 3.3% for the comparable total of the U.S. advertising market over the past five years. We forecast Spanish-language media can increase at a compound annual rate of 12% over the next five years, or 2.4x comparable general market advertising growth. That said, Spanish-language advertising still represented only 2.1% of the $151 billion comparable U.S. advertising expenditures in 2004 compared to an addressable audience of 11% of the U.S. population that speaks Spanish. As such, we believe there is plenty of room for continued Spanish-language advertising growth.

RATINGS OUTRUNNING REVENUES, BUT "GAP" TO CLOSE OVER NEXT FIVE YEARS

The best way to illustrate the growth opportunity for Spanish-language television is to look at the gap between Spanish-language television share of TV viewing in prime time and its share of television advertising revenue. In absolute terms, this gap was $2.8 billion (net of assumed 15% agency fees) in 2004, by our estimates, or $793 million on an income-adjusted basis (since Hispanic per capita income is lower than the U.S. average). Univision accounts for an estimated 70% of gross Spanish-language television advertising revenue, so this chart is indicative of its gap or opportunity as well.

2004 Estimated Spanish-Language Television Gap ($ in millions)


12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1997
1998
1999
2000
2001
2002
2003
2004E
ap" at 1.0 power ratio:
2.8bn opportunity (+141%)
ncome-adjusted "gap":
793mn opportunity (+40%)
Spanish TV adv. Share
% U.S. Spanish TV viewers
Income adj. Spanish viewer share

Source: Univision, Nielsen, BIA, Universal McCann, Thomas Weisel Partners LLC

To derive the gap for 2004, we calculated the share of total Spanish-language TV ad dollars ($2.0 billion) versus total broadcast TV dollars ($46.5 billion, excluding cable), which was 4.3%. We then compared this share against the share of viewers watching Spanish-language TV (in prime time) and then adjusted the share for lower average per

capita income among Hispanics. This leads to a "fair share" of $4.8 billion and a gap of $2.8 billion. The income-adjusted gap stood at $793 million for 2004, by our estimates.

Closing this gap and getting closer to a fair share of advertising budgets remains one of the greatest challenges and growth opportunities for Univision and its Spanish-language media competitors. Over the past five years, the gap has closed in percentage terms, from an estimated 63% in 2000, the last Presidential election and Summer Olympics year, to 59% in 2004.

Gap 2000 versus 2004 ($ in millions)



$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
2000
2004E
Spanish-language TV dollars
Fair share "gap"

Source: Thomas Weisel Partners LLC

While closing the $2.8 billion gap is unlikely anytime soon given that the entire Hispanic television advertising market is only $2.0 billion, the prospect of closing the income-adjusted $793 million gap seems justified and realistic, in our view. Were that gap to close over the next five years and assuming Hispanic television ratings grew in line with the 2.8% annual population growth (it has eclipsed population growth in years past), Hispanic television advertising sales could grow 12.5% per annum from $2.0 billion in 2004 to an estimated $3.6 billion in 2009. A macro backdrop behind this assumption is our estimate that the general broadcast television advertising market can grow 4.1% over that stretch. This scenario supports our estimate for 12% annual Spanish-language television advertising growth over the next five years.

While our base-case projection assumes a near closing of the income-adjusted gap between Hispanic television viewer share and its advertising revenue share, there are reasons that could make that scenario a conservative one. The assumption that advertisers should pay less for the ratings that Hispanic networks deliver because the income levels of the audience are lower than average is simplistic. While there are a host of factors that lead Hispanic income levels to be lower than the U.S. average, one significant factor is that the median Hispanic age is 10 years below the U.S. average, as we have pointed out before. With a median age of 26.9 years versus 36.5 for the overall U.S. population, the argument can be made (as we did earlier in this report) that advertisers are seeking out this younger age demographic, which, due to the career life

cycle, inherently makes less money than those 10 years older. Yet this age group is at a critical consumer stage, making first auto and home purchases as well as lifestyle decisions including marriage and having children.

Among the largest advertisers, the gap is significant. All of the top 10 U.S. advertisers now allocate part of their budgets to Hispanic media (although SBC Communications entered the marketplace only this year). Consumer electronics retailers as a category spend the highest share of total budgets on Hispanic media, at 18% in 2003 (the most recent data available). Financial services and pharmaceutical categories lagged, with financial services allocating only 2.1% of total ad budgets to Hispanic media on average, and pharmaceuticals only 0.9%. While from a biased source, an AHAA study indicates that to effectively reach Hispanics at least 8% of an advertiser's budget should be allocated to Hispanic media.

2003 TV and Print Ad Spending by Category ($ millions)

	Hispanic	General Mkt	Total	% Hispanic
Consumer Electronics Retailers	306	1,395	1,700	18.0%
Food and Drug Retailers	66	567	633	10.4%
Telecommunications	236	2,994	3,230	7.3%
Consumer Electronics Manufacturers	176	2,299	2,474	7.1%
Apparel Retailers	171	2,554	2,725	6.3%
HH Furnishing/Appliances	84	1,397	1,482	5.7%
CPG Manufacturers	713	12,610	13,323	5.4%
All Other Manufacturers	266	5,483	5,750	4.6%
Automotive Manufacturers	400	8,587	8,987	4.5%
Gas and Convenience Retailers	7	158	166	4.3%
Auto Dealers	51	1,174	1,225	4.2%
Entertainment	295	6,758	7,052	4.2%
All other Retailers	75	2,144	2,219	3.4%
HH Furnishings/Appliances Manufacturers	18	607	626	3.0%
Financial Services	71	3,329	3,400	2.1%
Apparel Manufactures	16	1,193	1,209	1.3%
Pharmaceutical Manufacturers	25	2,647	2,672	0.9%

Source: AHAA

ADVERTISERS INCREASING COMMITMENTS TO HISPANIC ADVERTISING

On average, the top 10 advertisers in the U.S. spent only 2.0% of their ad budgets on Hispanic media, despite Latinos making up 14% of the U.S. population (of which 75% (11%) speak Spanish). In aggregate, these top advertisers increased their commitments to Hispanic media 12% in 2004, compared to overall Spanish-language ad spending growth of 12%.

Top 10 U.S. Advertisers ($ millions)

		Hispanic Ad Spend 2004	2003	% Chg	2002	% Chg	Total US Ad Spend a 2003	Hispanic Share 2003
1	Procter & Gamble	85.6	80.1	7%	69.7	15%	2,684	3.0%
2	General Motors	68.3	55.3	24%	50.6	9%	2,367	2.3%
3	Time Warner	33.4	36.9	-9%	33.9	NM	1,847	2.0%
4	DaimlerChrysler	23.3	16.6	40%	13.2	26%	1,608	1.0%
5	Ford Motor Co.	30.3	25.6	18%	14.9	72%	1,445	1.8%
6	Walt Disney Co.	18.3	16.0	14%	12.5	28%	1,392	1.1%
7	Johnson & Johnson	37.8	32.8	15%	25.8	27%	1,252	2.6%
8	Verizon Communications	14.8	13.9	6%	16.7	NM	1,198	1.2%
9	SBC Communications	10.7	-	NM	-	NM	1,038	0.0%
10	Toyota Motor Co.	34.0	40.0	-15%	39.2	2%	1,014	3.9%
		356.5	317.2	12%	276.5	15%	15,844	2.0%

Notes:
a.) Measured media only: Print, TV, Outdoor, Radio, Internet and Yellow Pages

Source: Advertising Age, Hispanic Business, Thomas Weisel Partners LLC

The top 10 U.S. Hispanic advertisers increased their spending on Hispanic media 25% in 2004 and allocated an average 4.1% of their budget to Hispanic-targeted media, according to *Hispanic Business*. Even that seems to merely be a starting point to us. Of the top 10 Hispanic advertisers, Coca-Cola spends the largest share of its budget reaching U.S. Hispanics at 12.1% in 2003, with McDonald's second at 7.6%.

Top 10 Hispanic Advertisers ($ millions)

		Hispanic Ad Spend 2004	2003	% Chg	2002	% Chg	Total US Ad Spend a 2003	Hispanic Share 2003
1	Procter & Gamble	85.6	80.1	7%	69.7	15%	2,684	3.0%
2	Lexicon Marketing	75.0	12.6	495%	10.0	26%	NA	NM
3	Altria	71.1	60.7	17%	64.1	-5%	1,007	6.0%
4	General Motors	68.3	55.3	24%	50.6	9%	2,367	2.3%
5	McDonald's Corp.	44.4	48.2	-8%	41.9	15%	638	7.6%
6	Coca-Cola	44.2	34.9	27%	41.4	-16%	289	12.1%
7	Wal*Mart	38.9	22.9	70%	17.9	28%	479	4.8%
8	Johnson & Johnson	37.8	32.8	15%	25.8	27%	1,252	2.6%
9	Sears	36.2	42.5	-15%	41.6	2%	786	5.4%
10	Pepsi-Cola Co.	35.8	38.9	-8%	34.7	12%	891	4.4%
		537.3	429.0	25%	397.7	8%	10,393	4.1%

Notes:
a.) Measured media only: Print, TV, Outdoor, Radio, Internet and Yellow Pages

Source: Advertising Age, Hispanic Business, Thomas Weisel Partners LLC

Of the top 50 U.S. advertisers in 2003, 12 spent little or no advertising dollars on Spanish-language media, according to data from *Hispanic Business* and *Advertising Age,* cross-referenced with AHAA information. Many of these companies are in categories that spend among the lowest share of ad budgets on Hispanic media, including pharmaceutical manufacturers. Notable among these advertisers are General Electric, Sprint, Merck and American Express, along with high-tech companies Microsoft,

Hewlett-Packard and International Business Machines. We believe the number of major advertisers not yet entering the Hispanic marketplace represents a huge opportunity for Univision and other Spanish-language media companies. According to *Marketing y Medios*, Sprint recently selected a Hispanic ad agency (Vidal) and plans to spend $25 million on Spanish-language advertising in 2005.

Top Advertisers Underspending in Spanish Media ($ millions)

Advertiser	Hispanic Ad Spend 2003	Total US Ad Spend 2003	% of Budget
Sprint	-	805.8	0.0%
General Electric	1.5	787.8	0.2%
GlaxoSmithKline	1.7	776.1	0.2%
Microsoft	-	569.9	0.0%
Hewlett-Packard	-	511.2	0.0%
IBM	0.2	427.8	0.0%
Novartis	0.6	394.9	0.2%
American Express	0.4	379.7	0.1%
Merck	-	355.4	0.0%
Bristol-Myers Squibb	-	230.3	0.0%
Diageo	3.0	206.0	1.5%
ConAgra Foods	0.7	189.3	0.4%

Source: Advertising Age, AHAA, Hispanic Business, Thomas Weisel Partners LLC

Many advertisers in the United States significantly increased their Hispanic advertising budgets in 2004. The leader among these was Lexicon Marketing, which increased spending nearly 500%. The U.S. government increased Hispanic ad spend 83%, followed by Wal-Mart at 70%, Kellogg at 53% and T-Mobile at 48%. The top 10 advertisers increasing Hispanic ad spending are detailed below.

Advertisers Increasing Hispanic Ad Spend 2004 ($ millions)

Advertiser	2004	2003	% Change
Lexicon Marketing	75.0	12.6	497%
U.S. Government	33.0	18.0	83%
Wal-Mart Stores Inc.	38.9	22.9	70%
Kellogg Co.	17.0	11.1	53%
T-Mobile	13.0	8.8	48%
DaimlerChrysler	23.3	16.6	41%
Hyundai Motors	20.6	15.0	37%
Mastercard Intl. Inc.	12.4	9.1	36%
Unilever Bestfoods	21.6	16.5	31%
General Mills	12.9	10.1	27%

Source: Hispanic Business, Thomas Weisel Partners LLC

SPANISH-LANGUAGE ADVERTISING FORECAST

Below we present our advertising forecast for various Spanish-language media, including television, cable, radio, print, outdoor and Internet, all of which are growing faster than their English-language counterparts.

SPANISH-LANGUAGE TELEVISION

TWP Spanish-Language TV Ad Forecast 2000-2009E ($ millions)


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E
2009E

Source: Hispanic Business, Thomas Weisel Partners LLC estimates

The Spanish-language television advertising market grew 12% in 2004 from $1,775 million in 2003 to $1,990 million, according to *Hispanic Business*. In 2004, Spanish-language TV comprised 63% of U.S. Spanish-language advertising expenditures. We believe that Spanish-language TV revenues could increase 12% again this year compared to a 1% decline in general market TV revenues (+3% excluding last year's Olympics and Presidential election spending) and 15% in 2006 (+12% excluding the World Cup). We look for the World Cup to contribute $75 million (+3%) in incremental revenue in 2006 and Univision, which has the program rights, has already begun to sell sponsorships for the tournament. We note that Univision's program rights to broadcast the World Cup extend only through the 2006 tournament unless the company negotiates an extension. There were an estimated 200 national advertisers on Spanish-language TV in 2003 (spending $1 million or more each, according to AHAA) compared to over 800 for the general market. This supports our notion that Hispanic ad budgets remain underrepresented in the advertising marketplace.

In 2004, Spanish-language TV (Univision, Telefutura, Telemundo and Azteca America) attracted 64% of Hispanic prime-time viewers Adult 18-49 against other major broadcast networks, including the Big Four (ABC, CBS, NBC and FOX).

Prime Time (7p-11p) Ratings Hispanic Adult 18-49

	2000 Average Audience (%)	2001 Average Audience (%)	2002 Average Audience (%)	2003 Average Audience (%)	2004 Average Audience (%)
Univision (UNI)	9.7	9.8	9.0	8.6	8.8
TeleFutura (TF)	-	-	1.0	1.6	2.1
Telemundo	2.5	2.5	2.7	2.2	3.1
Azteca America	-	-	-	-	0.3
ABC	2.2	1.8	1.6	1.4	1.4
CBS	1.3	1.4	1.2	1.1	1.2
NBC	2.1	1.9	1.8	1.6	1.7
FOX	2.3	2.4	1.8	2.2	1.8
WB	1.0	1.0	1.0	0.9	0.9
UPN	1.3	1.2	1.1	1.0	1.0
PAX	0.2	0.2	0.1	0.1	0.1
Total Ratings	22.6	22.2	21.3	20.7	22.4
Hispanic Network Ratings	12.2	12.3	12.7	12.4	14.3
Hispanic Networks' Share	**54.0%**	**55.4%**	**59.6%**	**59.9%**	**63.8%**

Source: Univision 10-K

While some English-language networks (MTV, ESPN and FOX, in particular) have begun to target the Latino population primarily on digital cable tiers, the Spanish-language TV networks have outperformed the general market competition to date given substantially greater reach and the launch of their own niche networks.

Spanish-Language TV Revenue Growth versus General Market 2000-2008E



20%
15%
10%
5%
0%
-5%
-10%
-15%
-13%
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E
Spanish-language TV
General Market TV

Source: Hispanic Business, TVB, Thomas Weisel Partners LLC estimates

As the chart above depicts, Spanish-language television ad sales have outpaced the general market in each of the past five years. Note, however, that in even-numbered years, which are both Olympic and election years, the differential tends to narrow as Hispanic broadcasters have enjoyed less "swing state" election campaign ad revenue and do not benefit from the approximately $1 billion Olympic ad boon that NBC does in the

general market. In odd-numbered years (such as this one), the Hispanic television performance is more "apples-to-apples", and its outperformance significantly higher than in even years.

According to Nielsen Media Research, the number of U.S. Hispanic TV households has increased from 8.7 million in 1999 to 10.6 million in 2004. Of these, 4.7 million households were considered Spanish-dominant in 2004.

U.S. Hispanic TV Households 1999-2004 (millions)


12.0
10.0
8.0
6.0
4.0
2.0
0.0
1999-2000
2000-2001
2001-2002
2002-2003
2003-2004
Total Hispanics
Spanish-dominant

Source: Marketing y Medios, December 2004; Nielsen Media Research

Hispanics watch more television than their general market counterparts, according to Nielsen Media Research. Hispanic households watch an average of 17 hours prime-time television, weekly, four hours more than the U.S. average. The key Adults 18-49 demographic also shows higher viewership among Hispanics, with an average of nine hours of weekly television viewing versus eight hours for the general market.

Hispanic Weekly Prime Time TV Usage by Demographic


HH
A 50+
A 18-49
Teens 12-17
Kids 2-11
0:00
4:48
9:36
14:24
19:12
Total U.S.
Hispanics

Source: Nielsen Media Research

The Spanish-language television sector has been a lopsided two-horse race over the last 10 years with Univision the overwhelming leader. While Telemundo (owned by NBC) has had intermittent ratings success with certain novelas, Univision remains the leading Spanish-language TV broadcaster with its networks Univision and Telefutura. The long-term competitive advantage that Univision enjoys stems from its long-term contracts with key Spanish-language programming providers Televisa and Venevision, which were signed in 1992 (and expanded in 2001). The agreements provide Univision and Telefutura with near-exclusive Spanish-language programming through 2017.

Univision versus Telemundo Prime-Time Ratings Share Among Hispanic Adults Aged 18-49 (1996-2004)



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
[redacted]
1996
1997
1998
1999
2000
2001
2002
2003
2004
Univision
Telemundo

Source: Univision, Thomas Weisel Partners LLC

A third, substantially smaller player in Spanish-language television is Azteca America, which reaches 78% of the U.S. Hispanic population. The upstart network has been building towards the 80%-plus distribution necessary to attract national advertising. Despite nearly 80% Hispanic household reach, Azteca America has some wood to chop before it becomes a meaningful factor to network advertisers since it garnered only 2% ratings share of Hispanic viewers in prime time in 2004 versus Univision and Telemundo. As Spanish-language television captures only 3.0% of total U.S. television advertising (up from 2.1% in 2000), we believe there are more general market television dollars to go after and plenty to support three players long term.

Univision, which consistently captures a 75% share of Spanish-language television viewers, delivers the majority (if not all) of the highest-rated shows each week. This consistent success can be tied to strong, consistent management of the network plus the exclusive programming alliances with Televisa, Venevision, RCN and Radio Caracas Television (through agent Coral International Television Corp).

Top 10 Prime-Time TV Programs Among Hispanics (week of 3/28/05-4/3/05)

Rank*	Program	Network	HH Rating **	Total Hispanic Viewers***
1	Madrastra Tue	Univision	25.3	5,153,000
2	Madrastra Wed	Univision	24.6	4,948,000
3	Madrastra Fri	Univision	23.4	4,295,000
4	Madastra Mon	Univision	23.1	4,632,000
5	Cristina-Mon	Univision	22.9	4,594,000
6	Apuesta Por Un Amor Wed	Univision	22.8	4,567,000
7	Apuesta Por Un Amor Tue	Univision	22.7	5,073,000
8	Madrastra Tue	Univision	22.4	4,561,000
9	Apuesta Por Un Amor Mon	Univision	22.3	4,648,000
9	Apuesta Por Un Amor Fri	Univision	22.3	4,080,000

* Rank is based on Hispanic-origin Household Rating %

** The ratings above are a percentage of the 11,140,000 Hispanic Television Households in the United States, as reported by the Nielsen Hispanic Television Index.

*** Total viewers include all persons of Hispanic origin over the age of two.

Source: Nielsenmedia.com

Nielsen Local People Meter Rollout Flap Appears To Have Been Resolved

We believe Nielsen's 2004 implementation of local people meter (LPM) surveys in Boston, Chicago, Los Angeles and New York has been a source of investor confusion and concern. Early returns last year from Nielsen's LPM surveys showed a decline in Spanish-language television viewing. According to Nielsen, March LPM data from New York showed a 7% decline in Spanish-language television viewing among Hispanic households. Worse, inaugural May Nielsen Station Index (NSI) LPM data from Los Angeles showed a more than 40% drop in audience for Univision relative to Nielsen Hispanic Station Index (NHSI) data, which interestingly is also an LPM-based survey. Univision sued Nielsen over Nielsen's survey sample methodology, which Univision believed led to selection biases that led to an under-representation of Spanish-speaking households in the survey base. Univision's suit, which asked for an injunction to prevent the rollout of LPM in Los Angeles, was denied and has since been settled. Because the LPM survey rollout is a new initiative for Nielsen in local markets, it is obviously going to be fine-tuned and improved, at least that's the hope. We believe the disparity between the NSI LPM ratings for Hispanic television and the NHSI ratings has narrowed, perhaps due to refined sampling technique improvements by Nielsen.

The obvious concern about the decline in audience of the Hispanic network affiliated stations following the rollout of LPM surveys is that advertisers could use the new, lower NSI ratings data against Univision and Telemundo to ask for lower spot prices based on the lower audience levels. While this may be a factor in any negotiation, the reality is that Univision and Telemundo can continue to present NHSI ratings data, which are based on the same people meter technology but with a different sampling method. Furthermore, worrying about Hispanic television ratings misses the larger investment point. Ratings are not the challenge. In fact, growth in Univision's ratings has been eclipsing Univision's ability to convert them to ad sales over the past five years. The real

challenge (and opportunity) for the Hispanic television networks is to continue to increase sellout (which runs around 65% currently for Univision) by garnering a "fair share" of advertisers' general market budgets. This gets back to the gap analysis, in which Hispanic television networks are currently capturing only 41% of their fair ratings share (unadjusted for per capita income) and only 71% of their fair ratings share after adjusting for per capita income. Even if the Hispanic television networks' audience declined almost 30%, they still would only be getting their "fair share" of advertising budgets on an income-adjusted basis.

2005-2006 Hispanic TV Upfront Looking Up

We estimate Univision (including Telefutura) can increase sales 12% in the 2005-2006 upfront. This could prove conservative given 11% ratings growth (Adult 18-49 through 4Q04, total day) but could be constrained by an anemic television ad market. The World Cup is scheduled to be broadcast on Univision in June 2006, and the company has already begun to sell sponsorships for the event. We estimate $40-45 million in incremental sales in this year's upfront related to the World Cup. Univision is especially well-positioned in this year's upfront given its strong ratings gains (including +36% for Adult 18-49 in prime time in the February sweeps) and the added sizzle of the World Cup. While we do not have an estimate for Telemundo's upfront, we note that the network faces tough comps due to the inclusion of Olympics ad sales last year.

Univision Television Upfront Sales ($ millions)



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
200
180
160
140
120
100
80
60
40
20
-
1997
1998
1999
2000
2001E
2002E
2003E
2004E
2005E
UVN upfront sales
UVN upfront advertisers

Source: Thomas Weisel Partners LLC estimates

Neither Univision nor Telemundo report upfront sales any longer (Univision stopped in 2001), so we can only estimate the results based on industry speculation. Last year we estimate the Hispanic upfront was strong relative to general market, with Univision up 13% in dollars and Telemundo up slightly more (~20%) given that it was offering Olympics spots in addition to its regular lineup. Telemundo did report that it did

business with 124 advertisers last year, up 19% from 104 in 2003. Cost per thousand (CPM) increases in the past two years have been relatively modest (around 5% to 7%) except at Telefutura, which is rapidly becoming a factor as a network. We expect CPM growth to remain modest this year at around 5%, with ratings growth being the primary driver of sales gains.

SPANISH-LANGUAGE CABLE NETWORKS

Univision's Galavision, the number one Spanish-language cable network in the United States, is distributed to more than 5.9 million Hispanic cable households (Source: Univision 10-K), giving it the most distribution of any Hispanic cable network in the United States. It has substantially more distribution through carriage on DISH and DIRECTV satellite services. Given Univision's program agreement with Televisa and Venevision, Galavision has access to some of the best Spanish-language programming in the world. Univision counter-programs Galavision so as to not compete directly with its over-the-air programs on the Univision network and Telefutura. As digital cable continues to gain momentum with consumers, we would expect competition to emerge from Hispanic-targeted channels, such as ESPN's ESPN Deportes, a 24-hour Spanish-language sports channel, but the reach of these branded networks on digital tiers is far below that of Galavision. That is exacerbated by the fact that digital cable penetration among Hispanics remains relatively low.

Hispanic Household Cable Penetration – Top 10 Markets


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Los Angeles
New York
Miami
San Francisco
Chicago
Houston
San Antonio
McAllen
Dallas-Ft Worth
Phoenix
Hispanic cable penetration
Total mkt cable penetration

Source: CAB

SPANISH-LANGUAGE RADIO

TWP Spanish-Language Radio Ad Forecast 2000-2009E ($ millions)



1,200
1,000
800
600
400
200
-
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E
2009E

Source: Hispanic Business, Thomas Weisel Partners LLC estimates

In 2004, Spanish-language radio revenues were up 5.7% to $664 million, representing 21% of Spanish language media expenditures, according to *Hispanic Business.* Publicly traded companies with radio groups increased pro forma radio revenue 14% in 2004. We expect Spanish-language radio industry revenues to increase 9% this year and 9% in 2006.

2004 Financial Summary ($ millions)

	UVN Radio	EVC Radio	SBSA
Revenue	328.3	92.2	156.4
Expenses	199.9	58.8	88.2
BCF	128.4	33.4	68.2
BCF margin	39.1%	36.3%	43.6%

Source: Company documents, Thomas Weisel Partners LLC

As the business has grown, the number of Spanish-language radio stations (supply) has increased as well. There were 665 Spanish-format commercial stations at the end of 2004, or approximately 6% of the total U.S. commercial radio stations, according to M Street. This is a compound annual increase of 5.7% over the number of Spanish formats in the United States in 1990. M Street estimates that Spanish-formatted stations increased 6% in 2004, and to 686 as of March 2005.

Number of Commercial Spanish-Format Stations


700
600
500
400
300
200
100
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

Source: M Street

- With more stations in the industry, Spanish-language radio has become more fragmented. For example, there are currently 25 Spanish-language format radio stations in Los Angeles. While more competitive on paper, we note that many of the 72 total Los Angeles signals are not full-market signals, and 34 are AM stations. Long term, we believe the bootstrapped stations with poor signals could lose share to well-capitalized players with strong signals devoted to serving Latinos.

Univision Radio is the leader among U.S. Spanish-language radio companies with 68 stations (72 including Puerto Rico) in 17 markets, including the top Spanish-language station in Los Angeles, KSCA, in the Fall Arbitron ratings book. Univision acquired its radio assets through its acquisition of Hispanic Broadcasting in September 2003. We estimate that Univision Radio captured more than a 50% share of the $664 million gross Spanish-language radio advertising market in 2004. We suspect *Hispanic Business'* radio market estimate may be low. The company's owned and operated stations cover approximately 30 million Hispanics or 73% of the U.S. Latino population.

Spanish Broadcasting owns and operates 20 radio stations in seven markets, including Los Angeles, New York, Puerto Rico, Miami, Chicago and San Francisco, and captured an estimated 26% share of gross Spanish-language revenues in 2004. Many of Spanish Broadcasting's stations compete with Univision Radio stations. Last year, a popular Univision radio personality in the Los Angeles market left the company for SBS, intensifying the competitive environment in Los Angeles. We believe Univision Radio and SBS have both emerged from the battle successfully, as the pie of Spanish-language listeners and ad dollars in Los Angeles (the largest U.S. Hispanic market) appear to have grown enough to enable both radio clusters to post ratings and revenue gains.

Los Angeles Spanish-Language Radio Ratings, Fall 2004
(Listeners Age 12+)

Station	Owner	Fall 03	Fall 04	% chg
KLVE-FM	Univision	3.5	4.3	23%
KSCA-FM	Univision	3.5	3.1	-11%
KRCD-FM/KRCV-FM	Univision	1.8	2.8	56%
KTNQ-AM	Univision	0.3	0.5	67%
[redacted]				
KLAX-FM	SBS	3.0	3.5	17%
KXOL-FM	SBS	2.0	1.5	-25%
[redacted]				
[redacted]				

Source: Radio & Records Online, Thomas Weisel Partners LLC

Another major player in the Spanish-language radio industry is Entravision, which owns and operates 54 radio stations in 21 markets and generated $92 million in radio revenue in 2004. We estimate that Entravision Radio captured a 15% share of the Spanish-language radio advertising market in 2004.

Other players in the Spanish-language radio industry include smaller entities such as Liberman, Border Media and Mega Communications. Two of the largest radio companies in the United States, Clear Channel and Viacom, recently launched initiatives to deepen their presence in the Spanish-language radio marketplace. In October 2004, Viacom swapped one of its radio stations in San Francisco for a 10% equity stake in Spanish Broadcasting. The companies also entered into a cross-promotional agreement to advertise SBS stations across Viacom properties. Viacom subsequently flipped the format on one of its stations in Washington, DC, to a Spanish-language format, which is being programmed by SBS.

In September 2004, Clear Channel announced plans to convert 20-25 of its stations to Spanish-language formats over the next 12-18 months (in addition to 18 existing stations with Spanish formats). To date, Clear Channel has announced specific plans to convert stations in Atlanta, San Jose, Las Vegas, Orlando, Houston and Miami. We believe additional stations Clear Channel would likely target for a format change are those that underperform the existing Spanish-language stations in the market (or markets without Spanish-language stations currently).

Hispanics spend more time listening to the radio than their English-language counterparts. According to Arbitron, Hispanics spent three hours more per week listening to the radio (measured by the Spring 2004 book) and spent more time listening to Spanish formats than non-Spanish formats.

Hispanic Radio Time Spent Listening Per Week


1:55
23:02
20:09
17:16
14:24
11:31
8:38
5:45
2:52
0:00
Non-Hispanics vs. Hispanics
Non-Spanish formats vs. Spanish formats

Source: Arbitron Maximi$er NRD, Spring 2004

U.S. LATIN MUSIC SALES GROWING FASTER THAN AVERAGE

Further evidence of the popularity of Spanish-language media use in the United States is Latin music sales, which have grown 0.5% compound annually since 2000, while total U.S. music sales have decreased 4.0% over the same period. The music industry as a whole has taken a hit from piracy due to the popularity of file-sharing. Although the overall dollar volume of music sales has not returned to peak levels of 1999, Latin music sales have increased their share of the total U.S. music sales pie from 4.0% in 1997 to an estimated 5.1% in 2004. Latin music is defined as more than 50% Spanish language and is the total dollar amount of CDs, cassettes and music videos sold at retail. Notably these statistics do not reflect the popularity of Latin pop music stars such as Jennifer Lopez and Christina Aguilera since the majority of their albums are more than 50% in English.

U.S. Music Sales ($ millions)

	1997	1998	1999	2000	2001	2002	2003	2004E	2000-2004 CAGR
Latin Music	$491	$571	$627	$609	$643	$551	$535	$620	0.5%
Total Music	$12,237	$13,711	$14,585	$14,324	$13,741	$12,614	$11,854	$12,155	-4.0%
% of Total Music	4.0%	4.2%	4.3%	4.2%	4.7%	4.4%	4.5%	5.1%	
% Chg Latin Music		*16.4%*	*9.8%*	*-2.9%*	*5.6%*	*-14.3%*	*-2.8%*	*15.9%*	
% Chg Total Music		*12.0%*	*6.4%*	*-1.8%*	*-4.1%*	*-8.2%*	*-6.0%*	*2.5%*	

Source: RIAA, Thomas Weisel Partners LLC estimates

Through its subsidiary labels Univision Music, Fonovisa and Disa (50% owned), Univision is the largest Latin music company in the U.S. market with $190 million in sales in 2004. Latin music sales in 2003 declined 3% to $535 million (2004 data is not yet available), which suggests that Univision captures a 35% share. In the Regional Mexican genre (about 55% of total Latin music sales), Fonovisa alone captured an estimated 38%

share in 2003. Latin music in total captured about a 4.5% share of the $12 billion U.S. retail music marketplace in 2003 and an estimated 5.1% in 2004.

SPANISH-LANGUAGE PRINT

TWP Spanish-Language Print Ad Forecast 2000-2009E ($ millions)



500
450
400
350
300
250
200
150
100
50
-
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E
2009E

Source: Hispanic Business, Thomas Weisel Partners LLC estimates

The Spanish-language newspaper advertising market grew an estimated 14% in 2004 from $239 million to $272 million, according to *Hispanic Business*. Spanish-language magazine advertising grew 20% from $74 million to $88 million. (These growth rate figures seem a little high to us.) Relative to the general market, the Spanish-language newspaper market represents only 0.6% of the total U.S. newspaper ad market with Spanish-language magazines also capturing a 0.6% share. Unlike television, in which most Hispanic viewership is Spanish-language, newspaper readership is much lower with only 29% of Hispanics reading Spanish-language papers, according to AHAA. Spanish-language magazine readership is more like television with 53% of U.S. Hispanics reading Spanish-language publications. Leading publishers of Spanish-language newspapers include Tribune, which publishes *Hoy* in New York, Chicago and Los Angeles. Top Hispanic magazines include *TV Novelas*, *Vanidades*, *Cosmopolitan en Español* and Time Warner's *People en Español*.

The Hispanic direct mail opportunity appears underexploited relative to the general market with Hispanic consumers receiving only 35 Spanish-language direct mail pieces per year, one-tenth of the average 350 pieces delivered per year in English to consumers, according to AHAA.

Top 10 Magazine Titles Read by Latinos

Title	Readership (000s)
TV Novelas	2,499
People en Espanol	1,894
Vanidades	1,586
Furia Musical	1,413
Readers Digest Selecciones	1,352
Cosmo en Espanol	1,239
Cristina la Rivista	1,099
Latina	918
Ser Padres	886
Vogue en Espanol	643

Source: Simmon's Market Research Bureau NCS/NHCS Fall 2003, MPA

SPANISH-LANGUAGE OUTDOOR

TWP Spanish-Language Outdoor Ad Forecast 2000-2009E ($ millions)


120
100
80
60
40
20
-
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E
2009E

Source: Hispanic Business, Thomas Weisel Partners LLC estimates

Spanish-language outdoor advertising was a $76 million market in 2004, increasing 3% from 2003, according to *Hispanic Business.* We estimate Spanish-language outdoor advertising can increase 7% in 2005 and 7% in 2006. We believe opportunities for cross-promotion could benefit outdoor going forward. For example, Viacom plans to promote Spanish Broadcasting's radio stations through its outdoor platform as part of their ongoing agreement.

While Univision does not have a presence in outdoor advertising, Entravision has a Los Angeles outdoor plant that it could cross-sell with its radio properties in the area. The company also operates a poster plant in New York City, but does not have other media properties there. Entravision's outdoor division, which struggled during parts of 2003 and 2004 related to management changes and the loss of some government contracts,

generated $31 million in revenue in 2004, approximately 25% of which was Spanish language. While a fairly small market, we believe Hispanic-targeted outdoor advertising should be a beneficiary of the demographic trends that are driving Hispanic-targeted television and radio advertising.

Clear Channel Outdoor Spanish-Language Billboard



Source: Company website

SPANISH-LANGUAGE INTERNET OPPORTUNITY

TWP Spanish-Language Internet Ad Forecast 2000-2009E ($ millions)



450
400
350
300
250
200
150
100
50
-
2000
2001
2002
2003
2004
2005E
2006E
2007E
2008E
2009E

Source: Ad Age, Thomas Weisel Partners LLC estimates

The Spanish-language Internet advertising market grew 150% in 2004 from $30 million to $75 million according to *Ad Age*. We believe that Spanish-language Internet ad revenues could increase 33% this year compared to a general market Internet ad revenue gain of 25%. We look for a 40% increase in Spanish-language Internet advertising in 2006.

Jupiter Research estimates that 6.2 million Hispanic households were online in 2004, a number that can grow to 8.0 million by 2007. With an average Hispanic household size of 3.5 people, an estimated 54% of the Hispanic population is now online.

U.S. Hispanic Households Going Online (millions)


9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
2001
2002
2003
2004E
2005E
2006E
2007E

Source: Marketing y Medios, January 2005; Jupiter Research, July 2002

Online penetration for Hispanic Adults 18-49, the most attractive demographic for advertisers, is 65%, higher than 60% for non-Hispanics, according to Nielsen. Hispanic Adults 18-34 also have higher online penetration rates than non-Hispanics at 38% versus 30%. Non-Hispanic Adults 25-54 are slightly more likely to have Internet access than their Hispanic counterparts (54% versus 51%).

Online Penetration for Key Demographics


70%
60%
50%
40%
30%
20%
10%
0%
18-34
18-49
25-54
Non-Hispanics
Hispanics

Source: Marketing y Medios, January 2005; Nielsen Media Research

In recognition of the opportunity to serve Hispanics with Internet media, Internet companies such as Univision, AOL with its AOL Latino, Yahoo!, with its Yahoo! en Español portal and Microsoft's MSN Latino, have Spanish-language websites specifically targeting Hispanics. Since Internet access is global, these companies have not limited their offerings to the U.S. Hispanic audience. According to comScore Media Metrix,

Univision's online properties (under Univision.com) are the clear leaders in terms of the U.S. Hispanic audience usage with 56% more page views than AOL Latino, Yahoo! en Español and MSN Latino combined. Univision Online generated $18 million in revenue in 2004. Since less than 1% of total U.S. Internet advertising is on Hispanic sites, we believe the market is still substantially underdeveloped. We look for U.S. Hispanic Internet advertising to grow at a 39% compound annual clip over the next five years and become 1.5% of the total Internet ad market by 2008.

U.S. Hispanic Online Network Page Views (in millions)


AOL Latino
Univision
Y! en Español
MSN Latino
250
200
150
100
50
0
UVN
AOL Lat.
Y! en Esp.
MSN Lat.
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

Source: ComScore Media Metrix

U.S. Hispanic Online Network Unique Visitors (000s)


AOL Latino
Univision
Y! en Español
MSN Latino
2000
1800
1600
1400
1200
1000
800
600
400
200
0
AOL Lat.
UVN
Y! en Esp.
MSN Lat.
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05

Source: comScore Media Metrix

"MAS" REACH IS KEY TO SECURING AD DOLLARS

In media markets, delivering significant audience reach is important. "Mas" mass is better. For network television, for instance, having more than 80% coverage of a targeted audience is generally required to get major advertiser attention and ad dollars. In radio, which is primarily a local medium, having a signal strong enough to cover a targeted market is important to ratings (and consequently to local advertisers.) Thus, investors should try to understand the reach, markets and signal qualities of the networks and stations of the various competitors in the Hispanic media marketplace.

Univision's television network reaches 98% of the total U.S. Hispanic population through distribution on its owned and operated stations (O&Os), its affiliates (Entravision and Equity Broadcasting are the biggest) and via cable and satellite. Sister network Telefutura has an 80% reach and competitor Telemundo (owned by NBC Universal, a subsidiary of General Electric) has a 92% reach. Upstart network Azteca America, an outlet for Mexican network TV Azteca, has a 78% reach through affiliation with independent stations and television group owner Pappas Telecasting. We estimate the bulk of the advertising spending is on the top three networks—Univision, Telemundo and Telefutura—as they delivered 98% of the Spanish-language network television prime time Hispanic audience ratings in 2004.

Many major media companies have launched Hispanic-targeted channels, primarily on digital cable tiers. These include MTV en Español, ESPN Deportes and Discovery Español (plus the recent announcement of two additional Hispanic channels from Discovery). While these are highly targeted Hispanic outlets, due to the limited distribution of digital satellite and cable (24% of urban Hispanics, according to a Horowitz Associates study) as well as of these specific networks, their ability to attract significant advertising dollars is constrained. As digital cable penetration increases, perhaps these networks can gain the critical mass necessary to attract a more significant share of ad budgets, but we believe that could be several years away.

Networks Targeting U.S. Hispanics

Network	Owner	Launch date	U.S. Subscribers	Programming
Univision	Univision	1961	98% of Hispanics	General entertainment
Telemundo	NBC	1986	92% of Hispanics	General entertainment
Telefutura	Univision	2002	80% of Hispanics	General entertainment
Azteca America	TV Azteca	2001	78% of Hispanics	General entertainment
Galavision	Univision	1979	40 million	News, sports, entertainment
Hispanic Information Network	Jose Luis Rodriguez	1987	13.7 million	
MTV Espanol	MTV Networks	1998	13 million	Music and youth programming
Mas Musica TeVe	Eduardo Caballero	1998	12.5 million	Music videos
Mun2	NBC	2001	8.8 million	General entertainment
Discovery Espanol	Discovery Networks	June-98	7.3 million	Science
Si TV	Private Investors	February-04	7 million	English language, targets Latinos
Telehit	TuTV (JV of UVN and TV)	May-03	7 million	Spanish and English music
Fox Sports En Espanol	Fox Pan American Sports	November-96	6.6 million	Sports
Sol VOD	Schramm Sports & Entertainment	January-05	6.5 million (projected)	Movies, soccer, animation
Gol TV	Private Investors	2003	5 million	Soccer matches
Vhuno	MTV Networks	1999	4.3 million	Music videos
LATV	LATV	October-03	3.5 million	Music
CNN En Espanol	Turner Broadcasting	1997	2.6 million	News
Canal SUR	SUR Corp	1991	1.8 million	Entertainment
Cine Latino	MVS Television	1999	1.6 million	Films
TVE Internacional	Spanish government	1999	1.6 million	General interest
Latin TV (LTV)	LTV Networks	1998	1.5 million	Entertainment
TBN Enlace USA	Trinity Broadcasting Network/Enlace	2002	1.5 million	Inspirational
HTV	Claxson	1999	1.3 million	Latin pop music
TV Chile	Chilean government	1999	1.3 million	Family entertainment
Utilissima	Ernesto Sandler	1996	800,000	Women-oriented
Video Rola	Mega Cable	2000	600,000	Regional Mexican music
Caracol TV Internacional	Caracol Television	July-03	500,000	
Grandes Documentales	RTVE	1999	500,000	Documentaries & travel
Puma TV	Ole Communications/El Puma	1999	500,000	Music videos
Sorpresa	Firestone Communications	March-03	500,000	Children's fare
Wapa-America	LIN TV Corp	2004	about 500,000	Puerto Rican news & entertainment
TYC Sports Channel	Tele Red Imagen S.A.	March-03	about 450,000	Sports
La Familia	Clark Ortiz Enterprises	2002	400,000	Family-oriented
CNC Colombia	Cable Union del Occidente	1999	200,000	Colombian superstation
Infinito	Claxson	2002	200,000	Unexplained phenomenon
Telefe International	Television Federal S.A.	2001	200,000	Family entertainment
Canal 24 Horas	Spanish government	2000	100,000	News from Spain
Antena 3	Antena 3 Television S.A.	September-96	NA	Entertainment from Spain
Aym Sports	AYM Sports SA de CV	April-04	NA	Mexican sports
Bandamax	TuTV (JV of UVN and TV)	May-03	NA	Music
Canal (A)	Pramer SCA	July-03	NA	Argentine culture
Casa Club TV	MGM, UnitedGlobalCom	June-03	NA	Home/lifestyle
Centroamerica TV	Private investors	September-04	NA	Central American entertainment
Cine Mexicano	Cine Mexicano	November-04	NA	Films
De Pelicula	TuTV (JV of UVN and TV)	May-03	NA	Films
De Pelicula Clasico	TuTV (JV of UVN and TV)	May-03	NA	Films
Ecuavisa Internacional	Private investors	3Q04	NA	Ecuadorian entertainment
Elgournmet.com	Pramer SCA	July-03	NA	Cooking & travel
El Garage TV	Car's Multimedia Holding	March-05	NA	Automotive
ESPN Deportes	ESPN	2004	NA	Sports
EWTN Espanol	EWTN Global Catholic Network	1999	NA	Religion
Family Christian Television	Fore Christ Corp	2003	NA	Family-oriented
HBO Latino	HBO	2000	NA	Movies
History Channel En Espanol	A&E TV Networks	June-04	NA	History
Latinoamerica TV	Private investors	TBA	NA	Family-oriented
Maria Vision	Mariavision Partners	2003	NA	Catholicism
Mexico 22	Mexican government	2Q04	NA	Mexican culture
CB TV Television Michocan	Private investors	TBA	NA	News from Mexico
MomentumTV	Colorado Group	2003	NA	Arts, history, science
MovieWorld	Colorado Group	2003	NA	Movies
NDTV Color Vision	Private investors	2004	NA	Family-oriented
Nueva Vida Vision	Nueca VidaVision	2004 (relaunch)	NA	Variety
Once Mexico	Mexican government	2004	NA	Variety
Ole TV	Ole TV Network	1998	NA	Family entertainment
Playboy En Espanol	Playboy TV International	2000	NA	Adult
Ritmoson Latino	TuTV (JV of UVN and TV)	May-03	NA	Latin music
TeVe-de-Mente	Private investors	TBA	NA	Mexican programming for immigrants
TV Colombia	Latinamerican Television	2003	NA	Entertainment
Voy Network	VOY Group	July-05	NA	English-language entertainment
World Picks Latino On Demand	Rainbow Media Holdings	July-03	NA	Concert specials, etc. on demand

Source: Broadcasting & Cable

In radio, investors perceive a more competitive environment than in television. By and large that is a correct assessment as the number of Spanish-language formatted radio stations increased 5.7% compound annually from 1990 to 2004, according to M Street. Recent announcements by major radio companies Clear Channel and Viacom's Infinity to flip certain of their stations to Spanish formats has raised questions about the vulnerability of existing stations in the marketplace, especially for market leader Univision Radio.

Specifically, **Clear Channel**, which helped to build what is now Univision Radio (formerly Heftel, which was renamed Hispanic Broadcasting before being acquired by Univision in 2003), appears to be rebuilding its Hispanic radio presence by targeting 25 stations to be flipped from English-language formats to Spanish-language formats. Many of the targeted stations are in markets where there is little to no Spanish competition, such as Atlanta, which has a small but fast-growing Hispanic population. In several surprising moves, however, Clear Channel has "blown up" successful, cash-flowing English formats in major, competitive Hispanic markets such as Houston and the San Francisco Bay Area. This suggests to us that the company is taking a long-term view in building its Hispanic radio group as the start-up losses from a language and format flip can be significant in the first year or two. (Most, if not all, of the English-speaking audience is chased away and there must be heavy promotion to inform the Spanish-speaking audience to switch to the station.) Given a clear willingness to take a long-term view of the Hispanic radio opportunity, we believe Clear Channel is worth watching from a competitive front, although we view the Hispanic radio market's size and growth as attractive enough to absorb another major player over time.

Viacom's Infinity radio group has approached the Hispanic market quite differently than Clear Channel as its major market station group has a significantly higher opportunity cost to switching format given its much higher average station cash flows ($5.2 million per station average versus $1.3 million for Clear Channel). Thus, it elected to swap one of its struggling San Francisco Bay Area stations, KBAY-FM (now KRZZ), for a 10% stake in the second-largest Spanish-language radio group in the United States, Spanish Broadcasting. Rather than have no critical mass from an ad sales standpoint with just one Spanish station, Infinity was thus able to convert its one station into a significant ownership position in the second-largest Hispanic radio player.

LEADING HISPANIC MEDIA FRANCHISES

Selected U.S. Spanish-Language Media Companies ($ millions)

Company	Ticker	Primary Business	2004 Net Revenue	Market Cap
Univision Communications	UVN	TV/Radio	$1,787	$9,849
Telemundo (General Electric)	GE	TV	$550	$382,554
Grupo Televisa*	TV	TV	$2,629	$8,215
Entravision Communications	EVC	TV/Radio/Outdoor	$259	$1,115
Spanish Broadcasting System	SBSA	Radio	$156	$638

* Note: Most of Televisa's revenues originate outside the United States.
Source: Company documents, Thomas Weisel Partners LLC estimates

U.S. Public Companies

Univision (UVN: Outperform; Mkt. Cap. $9.8bn)

Univision is the largest diversified Spanish-language media company in the United States. Its assets include two broadcast television networks (Univision and Telefutura), a cable network (Galavision), 61 television stations and 72 radio stations as well as online and music businesses. In 2004, Univision reported net revenue of $1.8 billion and EBITDA of $595 million (33% margin). Univision is the leader in U.S. Spanish-language television, consistently capturing a 75% share of Spanish-language television viewers and delivering the majority, if not all, of the highest-rated shows each week. This consistent success can be tied to strong, consistent management of the network plus exclusive, long-term programming arrangements with two of the most prolific producers of Spanish-language programming in the world, Televisa and Venevision. Univision Radio is the largest operator of Spanish-language radio stations in the United States, with 66 stations in 17 markets (plus four stations in Puerto Rico). Univision Music is the largest Hispanic music company with an estimated 35% market share in the United States.

Telemundo (General Electric) (GE: Not Covered; Mkt. Cap. $382.6bn)

Telemundo was acquired by General Electric (GE) in 2002 for $2.7 billion and generated an estimated $550 million in revenue in 2004. The company operates the second-largest Spanish-language U.S. television network, competing with Univision. Telemundo reaches 92% of Hispanics in the United States, and, on average, captures a 25% share of Spanish-language television viewers. It owns 29 full- and low-power TV stations, with an additional 36 station affiliates, according to the company's website. Given a lack of access to programming from producers such as Televisa, Telemundo (under NBC) has embarked on a strategy to produce original Spanish-language programming in-house, including novelas, geared toward U.S. Hispanics. Telemundo has had some sporadic success with its programming, but we believe recent ratings trends have been below expectations. Telemundo announced on April 5, that CEO James McNamara, who had led the company since 2000, will be replaced by Don Browne, who currently serves as COO and joined the network in 2003.

Entravision (EVC: Outperform; Mkt. Cap. $1.1bn)

Entravision Communications is a diversified Spanish-language media company with television, radio and outdoor advertising assets, reaching approximately 75% of U.S. Hispanics. In 2004, the company reported net revenue of $259 million and EBITDA of $80 million (31% margin). Entravision is the largest owner of Univision-affiliated television stations, with Univision providing the programming. It owns and operates 47 TV stations, most of which are Univision network and Telefutura affiliates. Entravision owns and operates 54 radio stations located primarily in California, Texas, Nevada, New Mexico Arizona, Colorado and Florida. Outdoor properties include 10,900 displays concentrated in Los Angeles and New York.

Spanish Broadcasting (SBSA: Not Covered; Mkt. Cap. $638mn)

Spanish Broadcasting owns and operates 20 radio stations in seven markets, including Los Angeles, New York, Puerto Rico, Miami, Chicago and San Francisco, and generated $156 million in revenue in 2004. Many of Spanish Broadcasting's stations overlap with markets in which Univision Radio also competes. The company also operates LaMusica.com, a bilingual website that provides content related to Latin entertainment.

Clear Channel (CCU: Peer Perform; Mkt. Cap. $19.8bn)

In September 2004, Clear Channel announced plans to convert 20-25 of its stations to Spanish-language formats over the next 12-18 months (in addition to 18 existing stations with Spanish formats). To date, Clear Channel has announced specific plans to convert stations in Atlanta, San Jose, Las Vegas, Orlando, Houston and Miami. We believe additional stations Clear Channel would likely target for a format change are those that underperform the existing Spanish-language stations in the market (or markets without Spanish-language stations currently).

Viacom (VIA.B: Outperform; Mkt. Cap. $58.4bn)

In October 2004, Viacom launched its first major initiative to reach the fast-growing U.S. Hispanic population by swapping radio station KRZZ-FM in San Francisco for a 10% equity stake in Spanish Broadcasting (SBS). The companies also entered into a cross-promotional agreement to advertise SBS stations across Viacom properties including CBS and Viacom Outdoor. Viacom subsequently flipped its station WHFS-FM in the Washington, DC market from an alternative to a Spanish-language format, which is being programmed by SBS.

Mexican-Based Public Companies

Grupo Televisa (TV: Not Covered; Mkt. Cap. $2.6bn)

Grupo Televisa is the largest broadcaster in Mexico, with television, radio and publishing assets. Televisa operates four television networks, owns and operates 225 TV stations and generated $2.6 billion in revenue in 2004. It owns 9.3% of Univision's Class A common shares (10.8% assuming outstanding warrants are exercised) and provides Univision with exclusive programming for broadcast in the United States on the Univision, Telefutura and Galavision networks under a long-term agreement through 2017. Televisa receives a percentage of time sales on Univision's three networks. As one of the largest producers of Spanish-language content in the world, Televisa provides Univision with a strategic advantage in the United States by substantially reducing the ratings risk of new shows as Univision has access to Televisa's new novelas and substantial library (which has a proven track record with ratings success in Mexico, the original home of the majority of U.S. Hispanics). This flexibility enables Univision to react quickly to competitive threats. Recent press reports indicate that Televisa has a growing appetite for expanding in the U.S. market as its CEO may seek U.S. citizenship

to sidestep FCC broadcast foreign ownership rules. Given Televisa's programming deal with Univision, this may be challenging (unless Televisa were to buy Univision). In the meantime, Televisa recently launched a U.S. Hispanic magazine (*ESPN Deportes*) in association with ESPN.

Azteca America/TV Azteca (TZA: Not Covered; Mkt. Cap. $1.6bn)

Azteca America is a wholly owned subsidiary of Mexican media company TV Azteca, another large producer of Spanish-language content. In 2004, TV Azteca reported net revenue of $734 million. Azteca America is the third and smallest Spanish-language television network in the United States, and has experienced rapid expansion in the last few years to now reach 38 markets or 78% of the U.S. Hispanic population. TV Azteca, which operates two national television networks in Mexico, carried over 300 stations, provides Spanish-language programming for Azteca America, including novelas, reality programming, sports and news. Last month, Azteca America secured distribution on the DISH network as part of Echostar's DISH Latino package.

Private U.S. Companies

Border Media/Amigo Broadcasting

Border Media Partners is a privately owned radio broadcasting company based in Houston, Texas. Prior to September 2004, Border Media owned and operated radio stations targeted at Hispanic listeners in Texas markets of San Antonio, McAllen and Laredo. In September 2004, the company announced plans to acquire eight radio stations from Amigo Broadcasting for $70 million. The eight Amigo stations are also located in Texas, in the Austin, Waco, Dallas and Laredo markets. The combined Amigo/Border Media reaches about 20% of the U.S. Hispanic population, according to the company.

Equity Broadcasting

Equity Broadcasting is a private company that owns and operates 32 TV stations, 12 of which target Hispanics, and one radio station (in Little Rock, Arkansas). Hoover's Online estimates Equity Broadcasting generates $9 million in annual revenue. Of Equity Broadcasting's TV stations, 10 are Univision affiliates, two are Telefutura affiliates, six are UPN affiliates, five are independent and three are WB affiliates. Equity Broadcasting has one ABC and one PAX affiliate, and two FOX affiliates. The remaining two stations have other affiliations.

Liberman Broadcasting

Liberman Broadcasting is a privately held company that owns television stations in Los Angeles, Houston, Dallas and San Diego, and six radio stations in Los Angeles, nine in Houston and one station in Dallas. Liberman's Spanish-language stations reach 28% of the U.S. Hispanic population. Liberman Broadcasting filed an S-1 registration statement

in December 2004. The company reported $33 million in radio revenue for the first nine months of 2004, and $36 million in TV revenue.

MasMusica TeVe/Caballero Television

MasMusica TeVe, privately held and operated by Caballero Television, is a 24-hour broadcast network that provides youth-oriented music and entertainment programming in Spanish, targeting Hispanics aged 18-34. MasMusica was founded in 1998 and is carried on 25 stations in 20 markets, bringing its current reach to over 50% of the U.S. Hispanic population. Caballero Television owns and operates 12 low-power TV stations in the United States.

Mega Communications

Mega Communications owns and operates radio stations in Spanish-language formats on the East Coast. Mega's markets include Orlando, Washington DC, Boston, Philadelphia and Tampa. The company has centralized its sales efforts so advertisers can buy across Mega's properties, and has syndicated "La Buya," the morning show in Orlando, available in most of Mega's markets.

Si TV

Si TV is an English-language cable network targeting the young Hispanic TV audience (aged 18-34) that focuses on Latino-themed programming. Si TV was launched in February 2004, and has 10 million subscribers, according to the National Cable Telecommunications Association. Investors in Si TV include Echostar and Time Warner. In addition, Si TV has affiliation agreements with Comcast Cable, Time Warner Cable, Cox Communications and Grande Communications.

VALUATION

Univision is currently trading at 30x trailing FCF, below its eight-year annual historical trough of 31x reached in 2004. Univision reached a peak FCF multiple of 111x in 2001, with the median from 1996 to 2004 at 58x. On our 2005 FCF estimates, Univision currently trades at 30x, below its trough trailing multiple in 2004 and only a modest 9% premium to our 27% long-term FCF growth rate estimate. Were Univision to trade at its historical median multiple, it would put the stock at $55 based on our 2005 FCF estimate of $0.95, 97% above the current share price.

Univision Historical Average P/Trailing FCF


120.0x
105.0x
90.0x
75.0x
60.0x
45.0x
30.0x
15.0x
0.0x
1996
1997
1998
1999
2000
2001
2002
2003
2004
LTM
2005E
2006E

Source: FactSet, Thomas Weisel Partners

Univision is currently trading at 15.1x our 2005 EV/EBITDA estimate, near its historical trough (since 1999) of 14.3x. Univision reached a peak forward EV/EBITDA multiple of 38.1x in 2000, with a median from 1999 to the present of 20.5x. Our current fair value point estimate of $40 is supported by the median forward multiple of 20.5x.

Univision's Historical Forward EV/EBITDA Multiples


45.0x
40.0x
35.0x
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
4/18/1999
8/18/1999
12/18/1999
4/18/2000
8/18/2000
12/18/2000
4/18/2001
8/18/2001
12/18/2001
4/18/2002
8/18/2002
12/18/2002
4/18/2003
8/18/2003
12/18/2003
4/18/2004
8/18/2004
12/18/2004

Source: Thomas Weisel Partners

Univision's 15.1x 2005 EV/EBITDA multiple represents a premium compared to other large-cap media stocks such as Viacom (10.3x) and Clear Channel (11.0x), a premium we believe is warranted because of Univision's visible, organic secular growth prospects over the next five years versus other, more cyclical media companies. On a growth-adjusted basis Univision's shares trade at 84% of our long-term, organic EBITDA growth estimate of 18%, a discount to both Viacom (94%) and Clear Channel (137%), as well as our media and broadcast coverage universe (109%). Univision's shares trade at 28.8x our 2005 unleveraged, fully taxed free cash flow estimate, compared to Viacom at 18.5x and Clear Channel at 16.7x. On a growth-adjusted basis, Univision's shares trade at 107% our 27% long-term organic FCF growth rate, a discount to Clear Channel's free cash flow PEG of 111% but a premium to Viacom's 92% that is warranted, in our view, given the relatively greater visibility on its long-term free cash flow growth.

Since 2000, Univision has traded at both a mean and a median forward EV/EBITDA multiple premium of 54% above Viacom. The premium is currently at 46%, below historical averages. Since we also have an Outperform rating on Viacom, our case for Univision outperforming its peers in media and broadcasting is bolstered further.

Univision's Forward EV/EBITDA Multiple Premium to Viacom's EV/EBDITA Multiple


91%
93%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05

Source: Thomas Weisel Partners

Our point estimate for current fair value (CFV) is $40 per share within a range of $34 to $53. Based on an EV/2005E fully taxed, unleveraged FCF (UFCF) multiple range of 35x to 45x, we arrive at a CFV range of $34 to $44. Based on EV/EBITDA multiples of 20-22x 2005E EBITDA, we arrive at a CFV range of $37 to $41 per share. Based on a discounted cash flow analysis applying a 15-20x exit multiple on 2008E EBITDA and a weighted average cost of capital of 10%, we estimate the current fair value of Univision's stock in the range of $41 to $53. Our EBITDA exit multiple is comparable to recent forward EV/EBITDA multiples paid in private market transactions for fast-growing, targeted media networks such as BET (20x), Comedy Central (23x) and Telemundo (27x). There always are risks for any security. In addition to general market and macroeconomic risks, for Univision, these risks include, among other things a worsening in the advertising environment, an inability to meet investor expectations, interest rate risk, regulatory risks, increased competition and general business model execution risks. Univision is rated Outperform.

Entravision. Our point estimate for current fair value is $11 per share within a range of $8 to $17. Using a discounted cash flow (DCF) with a weighted average cost of capital (WACC) of 11-12% and EBITDA exit multiples of 20-25x 2008 projected EBITDA, we arrive at a CFV range of $13 to $17 per share. We estimate the CFV of Entravision's stock in the range of $8 to $12.50 per share based on EV/UFCF multiples of 25-35x our 2005 estimate, supported by our estimated 35% three- to five-year UFCF growth rate. A sum-of-the-parts analysis (with non-control discount) supports a current fair value of $10-13 per share, assuming a 20-25x multiple on the TV segment, a 15-20x multiple on radio and a 10-12x multiple on outdoor. There always are risks for any security. In addition to general market and macroeconomic risks, for Entravision, these risks include, among other things a worsening in the advertising environment, increased competition, cost increases, regulatory risks, stock overhang from Univision, the ability to raise

additional capital and general business model execution risks. Entravision is rated Outperform.

Clear Channel. Our point estimate for the current fair value of Clear Channel's stock is $32 per share within a range of $26 to $35. We estimate the CFV of Clear Channel's stock in the range of $30 to $35 per share based on EV/UFCF multiples of 15-17x our 2005 estimate. A sum-of-the-parts analysis supports a current fair value of $26 to $36, assuming a 10-13x multiple on the radio segment, a 10-14x multiple on outdoor, a 6-10x multiple on entertainment and a 10x multiple on other (with non-control discount). There always are risks for any security. In addition to general market and macroeconomic risks, for Clear Channel, these risks include, among other things a worsening in the advertising environment, the ability to raise additional capital, exposure to foreign markets, regulatory and litigation risks and general business model execution risks. Clear Channel is rated Peer Perform.

Viacom. Our point estimate for current fair value is $45 per share within a range of $38 to $53. We estimate the CFV of Viacom's stock in the range of $38 to $49 per share based on EV/UFCF estimates of 20-25x our 2005 estimate and a range of $41 to $53 based on a 2005 EV/EBITDA estimate multiple range of 12x to -15x. There always are risks for any security. In addition to general market and macroeconomic risks, for Viacom, these risks include, among other things, advertising demand, network and station ratings, regulatory risks, competition, investor concerns related to the company's asbestos liability claims, exposure to foreign markets, disruption from military or terrorist activity, consumer demand for entertainment and general business model execution risks. Viacom is rated Outperform.

EXHIBITS

U.S. Spanish-Language Media Advertising
($ millions)

Media	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005E	2006E	2007E	2008E	2009E	CAGR 96-05E	CAGR 04-09E	CAGR 00-09E
Television	517	640	780	997	1,091	1,251	1,306	1,521	1,775	1,990	2,229	2,571	2,796	3,131	3,507	17%	12%	12%
National/Network						801	845	1,014	1,217	1,387	1,554	1,795	1,949	2,183	2,445		12%	13%
Local						451	461	507	558	603	675	776	847	948	1,062		12%	10%
Radio	321	322	375	440	508	558	570	589	629	664	724	789	868	955	1,051	11%	10%	7%
Magazines	44	35	39	43	47	55	60	61	74	88	95	101	108	116	124	13%	7%	9%
Newspapers	143	158	163	174	183	199	215	226	239	272	280	289	297	306	315	7%	3%	5%
Outdoor	37	43	51	57	62	67	69	66	74	76	82	87	93	100	107	8%	7%	5%
Internet						3	5	10	30	75	100	140	196	274	384		39%	71%
Total	1,062	1,198	1,408	1,711	1,891	2,133	2,225	2,473	2,820	3,166	3,509	3,978	4,359	4,883	5,488	14%	12%	11%
U.S. Advertising	$97,128	$105,577	$113,016	$122,034	$130,546	$144,256	$131,387	$135,805	$140,491	$150,921	$155,531	$164,307	$169,788	$179,315		5%		
Spanish share	1.09%	1.13%	1.25%	1.40%	1.45%	1.48%	1.69%	1.82%	2.01%	2.10%	2.26%	2.42%	2.57%	2.72%				
Percent Change																		
Television		23.8%	21.9%	27.8%	9.4%	14.7%	4.4%	16.5%	16.7%	12.1%	12.0%	15.4%	8.7%	12.0%	12.0%			
National/Network							5.5%	20.0%	20.0%	14.0%	12.0%	15.5%	8.6%	12.0%	12.0%			
Local							2.4%	10.0%	10.0%	8.0%	12.0%	15.0%	9.1%	12.0%	12.0%			
Radio		0.3%	16.5%	17.3%	15.5%	9.8%	2.2%	3.4%	6.7%	5.7%	9.0%	9.0%	10.0%	10.0%	10.0%			
Magazines		-20.5%	11.4%	10.3%	9.3%	17.0%	9.1%	2.1%	20.2%	20.0%	7.0%	7.0%	7.0%	7.0%	7.0%			
Newspapers		10.5%	3.2%	6.7%	5.2%	8.6%	8.4%	5.0%	5.6%	14.0%	3.0%	3.0%	3.0%	3.0%	3.0%			
Outdoor		16.2%	18.6%	11.8%	8.8%	8.2%	3.0%	-5.2%	13.3%	2.7%	7.0%	7.0%	7.0%	7.0%	7.0%			
Internet							66.7%	100.0%	200.0%	150.0%	33.3%	40.0%	40.0%	40.0%	40.0%			
Total		12.8%	17.5%	21.5%	10.5%	12.8%	4.3%	11.1%	14.0%	12.3%	10.8%	13.3%	9.6%	12.0%	12.0%			

Source: Hispanic Business, AdAge.com, McCann Erickson, Thomas Weisel Partners

Thomas Weisel Partners
U.S. Advertising Forecast
($ millions)

	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004E	2005E	2006E	2007E	2008E	10 year 1993-03 CAGR	5 year 1998-03 CAGR	Next 3 yr 2003-06E CAGR	Next 5 yr 2003-08E CAGR	1985-05E CAGR	1970-04 CAGR
Big 3 (ABC, CBS, NBC)	8,080	8,342	8,500	9,172	9,110	8,383	8,933	9,548	9,368	9,909	10,263	11,423	11,324	12,105	12,186	14,258	12,785													
Other networks (FOX)						480	600	700	840	883	1,337	1,658	1,696	1,831	1,788	1,632	1,505													
Total network TV (1)	8,080	8,342	8,500	9,172	9,110	8,863	9,533	10,248	10,208	10,842	11,600	13,081	13,020	13,736	13,961	15,888	14,300	15,300	15,642	17,290	16,884	17,678	17,317	18,888	4.5%	2.9%	4.1%	3.4%	2.8%	7.1%
Spot TV (national)	6,004	6,570	6,848	7,147	7,354	7,788	7,110	7,551	7,800	8,980	9,119	9,803	9,900	10,659	10,500	12,264	9,223	10,336	9,849	11,058	11,321	11,700	11,978	12,262	2.4%	-1.6%	5.9%	4.5%	0.9%	6.5%
Spot TV (local)	5,714	6,514	6,833	7,270	7,812	7,856	7,565	8,079	8,435	9,464	9,985	10,944	11,436	12,169	12,680	13,542	12,256	13,080	12,448	13,874	13,581	14,675	14,234	15,401	4.0%	0.5%	5.6%	4.4%	1.6%	9.1%
Syndication (2)	530	600	762	901	1,288	1,109	1,253	1,370	1,576	1,734	2,016	2,218	2,438	2,609	2,870	3,108	3,102	3,135	3,814	4,184	4,300	4,525	4,080	4,800	8.7%	6.7%	7.8%	6.8%	7.4%	
Total broadcast TV	20,298	22,026	22,941	24,480	25,284	26,616	25,461	27,248	28,020	31,133	33,720	36,046	36,683	39,173	40,011	44,802	38,881	41,830	41,751	46,506	45,806	48,778	48,189	51,163	4.1%	1.3%	5.3%	4.1%	2.3%	7.7%
Cable network	783	903	1,015	1,258	1,588	2,000	2,400	2,800	3,295	3,885	4,500	5,685	6,450	7,640	9,405	11,765	11,883	11,880	14,133	15,512	17,236	19,151	21,279	23,643	15.7%	13.1%	10.7%	10.6%	12.3%	
Cable (non-network)	196	270	306	383	487	631	745	1,030	1,156	1,324	1,686	2,093	2,300	2,700	3,165	3,690	3,653	4,018	4,219	4,641	5,105	5,616	6,177	6,795	13.6%	9.3%	10.0%	10.0%	8.5%	
Total cable TV	[illegible]	1,173	1,321	1,641	2,095	2,631	3,145	3,830	4,451	5,209	6,186	7,778	8,750	10,340	12,570	15,455	15,536	15,898	18,342	20,153	22,341	24,767	27,456	30,438	15.2%	12.1%	10.5%	10.7%	11.6%	
Total TV	21,287	23,199	24,262	26,131	27,458	29,247	28,606	31,078	32,471	36,342	38,886	43,824	45,643	49,513	52,581	60,257	54,417	57,730	60,093	66,658	68,246	73,544	75,645	81,601	6.3%	3.9%	7.0%	6.3%	4.7%	6.9%
Local radio	4,912	5,313	5,605	6,109	6,463	6,780	6,578	6,899	7,532	8,374	9,124	9,854	10,741	11,923	13,592	15,223	14,614	15,186	15,243	15,830	16,216	17,026	17,678	18,772	7.3%	5.0%	3.8%	4.3%	4.5%	9.1%
National radio	1,319	1,333	1,315	1,402	1,530	1,626	1,575	1,479	1,629	1,867	1,920	2,085	2,407	2,768	3,211	3,596	2,801	3,290	3,508	3,485	3,650	3,833	4,025	4,226	8.0%	4.9%	3.0%	3.8%	4.0%	7.2%
Network radio	329	380	371	382	427	430	440	377	407	411	426	465	646	739	878	[illegible]	910	900	866	1,048	1,090	1,167	1,225	1,311	9.4%	6.2%	5.3%	5.6%	5.7%	9.6%
Total radio	6,560	7,026	7,291	7,893	8,420	8,836	8,593	8,755	9,568	10,652	11,470	12,412	13,794	15,430	17,681	19,817	18,455	19,454	19,750	20,363	20,956	22,026	23,127	24,309	7.5%	5.1%	3.7%	4.2%	4.5%	8.7%
Magazines (3)	5,155	5,317	5,607	6,072	6,716	6,803	6,524	7,000	7,357	7,916	8,580	9,010	9,821	10,518	11,096	12,370	11,095	11,377	12,295	13,671	14,354	15,072	15,675	16,302	5.3%	3.2%	7.0%	5.6%	4.5%	7.1%
National newspapers	3,352	3,376	3,494	3,586	3,230	4,122	3,824	3,834	3,853	4,150	4,251	4,667	5,314	5,721	6,732	7,653	7,004	7,210	7,795	8,083	8,448	8,888	9,312	9,777	7.3%	6.4%	4.4%	4.6%	5.7%	6.8%
Local newspapers	13,443	14,311	15,227	15,840	16,865	16,652	15,838	16,041	16,859	17,486	18,100	18,344	19,243	20,331	20,807	21,410	20,679	20,994	21,340	22,012	22,455	23,017	23,592	24,182	2.4%	1.0%	2.6%	2.5%	1.4%	5.8%
Classified newspapers	8,376	9,302	10,691	11,771	12,245	11,506	10,587	10,763	11,157	12,464	13,742	15,065	16,773	17,674	18,650	19,608	16,622	15,898	15,603	16,608	17,143	17,632	18,062	18,530	3.5%	-2.4%	3.7%	3.2%	-0.6%	7.4%
Total newspapers	25,171	26,989	29,412	31,197	32,380	32,281	30,348	30,638	31,869	34,109	36,092	38,075	41,330	43,926	46,288	48,671	44,305	44,102	44,940	46,703	48,044	49,517	50,966	52,488	3.5%	0.5%	3.3%	3.2%	1.3%	6.5%
Yellow pages (national)						1,132	1,162	1,188	1,230	1,314	1,410	1,555	1,711	1,870	1,968	2,080	2,087	2,200	2,277	2,357	2,418	2,476	2,538	2,601	6.4%	4.0%	2.6%	2.7%	3.7%	
Yellow pages (local)						7,784	8,020	8,132	8,287	8,511	8,826	9,284	9,712	10,120	10,686	11,135	11,505	11,900	12,245	12,674	13,181	13,708	14,258	14,828	4.0%	3.9%	3.8%	3.8%	3.6%	
Total yellow pages	5,800	6,500	7,300	7,781	8,330	8,926	9,182	9,320	9,517	9,825	10,236	10,849	11,423	11,990	12,652	13,228	13,592	14,100	14,522	15,030	15,598	16,184	16,794	17,428	4.3%	3.9%	3.7%	3.7%	3.9%	
Billboards	1,024	1,124	1,241	1,373	1,468	1,560	1,637	1,583	1,720	1,885	2,100	2,256	2,428	2,648	2,898	3,141	3,116	3,138	3,413	3,725	3,930	4,147	4,375	4,615	7.1%	5.2%	6.7%	6.2%	5.6%	8.9%
Transit and other outdoor	576	661	761	878	972	1,040	1,091	1,055	1,147	1,264	1,400	1,504	1,618	1,785	1,833	2,094	2,077	2,093	2,092	2,133	2,240	2,352	2,470	2,593	6.2%	3.5%	4.0%	4.4%	3.5%	11.7%
Total outdoor (4)	1,600	1,785	2,002	2,251	2,440	2,600	2,728	2,638	2,867	3,159	3,500	3,760	4,047	4,413	4,832	5,235	5,193	5,232	5,504	5,858	6,170	6,499	6,844	7,208	6.7%	-4.5%	5.7%	5.5%	4.6%	9.7%
Direct mail	15,500	17,145	19,111	21,115	21,945	23,370	24,460	25,392	27,266	29,638	32,866	34,509	36,890	39,620	41,403	44,591	44,725	45,666	46,061	50,533	51,543	52,574	53,626	54,698	6.1%	4.4%	2.3%	2.2%	3.6%	9.1%
Internet												267	907	1,920	4,620	8,087	7,134	6,010	7,267	9,599	11,983	14,045	16,221	18,654		30.5%	24.6%	20.7%	29.9%	
Farm publications	186	192	196	198	212																									
Business papers	2,375	2,382	2,458	2,610	2,763	2,875	2,962	3,090	3,260	3,358	3,509	3,608	4,109	4,232	4,274	4,915	4,468	4,538	4,768	4,909	5,057	5,208	5,365	5,526	3.9%	2.4%	3.0%	3.0%	2.6%	5.8%
Miscellaneous (national)	8,580	9,133	9,743	10,569	11,118	12,074	12,169	12,788	13,534	14,425	16,147	17,574	18,745	20,312	22,284	24,418	22,829	23,194	24,354	25,572	26,650	28,183	29,039	29,910	6.1%	3.7%	5.0%	4.3%	4.1%	7.7%
Miscellaneous (local)	3,432	3,579	3,950	4,218	4,425	4,582	4,470	4,660	4,979	5,466	5,966	6,529	7,260	8,188	9,261	7,665	7,158	7,481	7,980	8,350	8,776	8,215	8,491	8,776	4.6%	-0.6%	5.0%	4.2%	1.0%	4.7%
Total miscellaneous (5)	14,553	15,285	16,347	17,580	18,518	19,531	19,619	20,538	21,773	23,251	25,661	27,611	30,114	32,732	35,819	36,996	34,456	35,215	37,080	38,830	40,483	42,616	43,894	45,211	5.5%	2.5%	4.7%	4.0%	3.2%	6.5%
Total advertising	95,626	103,246	111,332	120,032	126,210	131,567	130,080	135,350	142,686	154,882	167,281	180,617	195,969	210,052	226,872	246,254	233,373	239,083	250,513	267,058	277,577	292,076	302,783	317,800	5.6%	3.6%	5.3%	4.9%	4.1%	6.0%
																				257,457				288,246						
Total national advertising	52,953	56,565	60,419	65,534	68,530	74,465	74,883	78,437	82,848	90,312	98,144	108,625	114,480	124,551	135,516	154,363	144,287	147,929	158,504	170,231	178,035	187,938	195,681	206,014	6.7%	4.9%	5.8%	5.4%	5.2%	6.3%
Total local advertising	42,673	46,681	50,913	54,498	57,687	57,101	55,167	56,924	59,838	64,560	69,147	73,993	79,488	85,511	91,356	94,891	89,084	91,154	92,009	96,825	99,542	104,138	107,112	111,666	4.4%	1.5%	4.2%	4.0%	2.2%	7.6%
Spanish-language media (6)											1,062	1,188	1,408	1,711	1,881	2,139	2,225	2,473	2,820	3,188	3,509	3,878	4,359	4,883		10.5%	12.1%	11.6%	10.8%	
Spanish-language TV											517	640	780	987	1,091	1,251	1,308	1,521	1,775	1,980	2,228	2,571	2,798	3,131		12.2%	13.1%	12.0%	12.2%	
Spanish-language radio											321	322	375	440	508	556	570	588	629	664	724	789	868	955		7.4%	7.9%	6.7%	7.4%	
Spanish-language other											224	236	253	274	282	324	348	363	417	512	556	617	686	796		8.7%	14.0%	13.8%	10.7%	
GDP (Nominal, $ billions)	4,213	4,453	4,742	5,108	5,489	5,803	5,986	6,319	6,642	7,054	7,401	7,813	8,318	8,782	9,269	9,873	10,208	10,584	11,002	11,734	12,320	12,936	13,583	14,262	5.3%	4.6%	5.3%	5.2%	5.0%	7.4%
Growth Rates																														
Big 3 (ABC, CBS, NBC)	-3.1%	3.5%	1.9%	7.9%	-0.7%	3.0%	-4.8%	6.9%	-1.9%	8.3%	3.1%	11.3%	-0.9%	6.9%	0.7%	16.9%	-10.2%													
Other networks (FOX)							25.0%	16.7%	20.0%	17.0%	38.0%	24.0%	2.3%	-3.8%	8.3%	-7.6%	-7.8%													
Total network TV	-3.1%	3.5%	1.9%	7.9%	-0.7%	8.3%	-3.3%	7.5%	-0.4%	7.2%	6.0%	12.8%	-0.5%	5.5%	1.6%	13.8%	-10.0%	7.0%	3.5%	9.1%	-3.5%	7.1%	-3.1%	6.0%						
Spot TV (national)	9.4%	9.4%	4.2%	4.4%	2.9%	5.9%	-8.7%	6.2%	3.3%	15.3%	1.4%	7.5%	2.0%	6.6%	-1.5%	16.8%	-24.8%	12.1%	-4.7%	12.3%	2.4%	3.4%	2.4%	2.4%						
Spot TV (local)	12.4%	14.0%	4.9%	6.4%	4.7%	3.2%	-3.7%	6.8%	4.4%	12.2%	5.5%	9.6%	4.5%	6.4%	4.2%	6.8%	-9.5%	6.8%	-4.7%	12.3%	-2.0%	8.1%	-3.0%	8.2%						
Syndication	23.8%	15.4%	27.0%	18.2%	43.0%	-13.9%	13.0%	9.3%	15.0%	10.0%	16.3%	10.0%	9.9%	7.0%	10.0%	6.3%	-0.2%	1.1%	15.3%	15.8%	3.0%	5.0%	3.0%	3.0%						
Total broadcast TV	5.1%	8.5%	4.2%	6.8%	3.6%	4.8%	-4.3%	7.0%	2.8%	11.1%	8.1%	10.2%	2.3%	6.2%	2.1%	12.0%	-13.2%	7.6%	-0.2%	11.4%	-1.3%	6.3%	-1.2%	6.2%						
Cable network	29.6%	13.9%	12.4%	23.9%	27.0%	25.2%	20.0%	16.7%	17.7%	17.9%	15.8%	26.6%	13.3%	18.4%	23.1%	25.1%	1.0%	0.1%	18.6%	9.8%	11.1%	11.1%	11.1%	11.1%						
Cable (non-network)	62.0%	37.8%	13.3%	25.2%	28.9%	27.0%	18.1%	38.3%	12.2%	14.5%	25.8%	25.0%	10.4%	17.4%	17.2%	16.6%	-1.0%	10.0%	5.0%	10.0%	10.0%	10.0%	10.0%	10.0%						
Total cable TV	34.9%	18.8%	12.6%	24.2%	27.7%	25.6%	19.5%	21.8%	16.2%	17.0%	18.4%	26.1%	12.5%	18.2%	21.6%	23.0%	0.5%	2.4%	15.3%	9.9%	10.9%	10.9%	10.9%	10.9%						
Total TV	6.2%	9.0%	4.6%	7.7%	5.1%	6.5%	-2.2%	8.6%	4.5%	11.9%	7.0%	12.7%	4.2%	8.5%	6.2%	14.6%	-9.7%	6.1%	4.1%	10.9%	2.4%	7.8%	2.9%	7.9%						
Local radio	11.3%	8.2%	5.5%	9.0%	5.8%	4.9%	-3.0%	4.9%	8.2%	11.2%	8.0%	8.0%	9.0%	11.9%	14.0%	12.0%	-4.0%	3.9%	0.4%	2.5%	3.9%	5.0%	5.0%	5.0%						
National radio	11.4%	1.0%	-1.3%	6.6%	9.1%	6.3%	-3.1%	-6.1%	10.1%	14.6%	2.8%	9.0%	15.0%	15.0%	16.0%	12.0%	-18.5%	12.5%	6.4%	-0.7%	4.8%	5.0%	5.0%	5.0%						
Network radio	-15.3%	-15.6%	-2.4%	3.0%	11.8%	1.4%	1.6%	-14.3%	8.0%	1.0%	3.6%	9.2%	38.9%	14.4%	18.8%	13.7%	-8.6%	-6.9%	3.0%	5.0%	4.0%	7.0%	5.0%	7.0%						
Total radio	8.6%	7.1%	3.8%	8.3%	6.7%	5.0%	-2.8%	1.9%	9.3%	11.3%	7.7%	8.2%	11.1%	11.9%	14.6%	12.1%	-6.9%	5.4%	1.5%	2.1%	3.9%	5.1%	5.0%	5.1%						
Magazines	4.5%	3.1%	5.5%	8.3%	10.6%	1.3%	-4.1%	7.3%	5.1%	7.6%	8.4%	5.0%	9.0%	7.1%	5.5%	11.5%	-10.3%	2.5%	8.1%	11.2%	5.0%	5.0%	4.0%	4.0%						
National newspapers	6.8%	0.7%	3.5%	2.8%	-8.7%	27.3%	-4.8%	-2.3%	0.5%	7.7%	2.4%	9.8%	13.9%	7.7%	17.7%	13.7%	-8.5%	2.9%	8.1%	3.7%	4.5%	5.0%	5.0%	5.0%						
Local newspapers	5.2%	6.5%	6.4%	4.0%	6.6%	-1.4%	-4.9%	1.3%	5.1%	3.8%	3.5%	1.4%	4.9%	5.7%	2.8%	2.4%	-3.4%	1.5%	1.6%	3.1%	2.0%	2.5%	2.5%	2.5%						
Classified newspapers	8.4%	11.1%	14.9%	10.1%	4.0%	-6.0%	-8.0%	1.7%	3.7%	11.7%	10.2%	9.6%	11.3%	6.8%	4.3%	5.1%	-15.2%	-4.4%	-0.6%	5.1%	3.2%	2.9%	2.4%	2.6%						
Total newspapers	7.0%	7.2%	9.0%	6.1%	3.8%	-0.3%	-6.0%	1.0%	4.0%	7.0%	5.8%	6.5%	8.5%	6.3%	5.4%	5.1%	-9.0%	-0.5%	1.9%	3.9%	2.9%	3.1%	2.9%	3.0%						
Yellow pages (national)							2.7%	2.2%	3.5%	6.8%	7.3%	10.3%	10.0%	9.3%	6.2%	5.4%	-0.3%	5.4%	3.5%	3.5%	2.5%	2.5%	2.5%	2.5%						
Yellow pages (local)							2.9%	1.4%	1.9%	2.7%	3.7%	5.3%	4.5%	4.2%	5.4%	4.4%	3.3%	3.4%	2.9%	3.5%	4.0%	4.0%	4.0%	4.0%						
Total yellow pages	18.4%	12.1%	12.3%	6.6%	7.1%	7.2%	2.9%	1.5%	2.1%	3.2%	4.2%	6.0%	5.3%	5.0%	5.5%	4.6%	2.8%	3.7%	3.0%	3.5%	3.8%	3.8%	3.8%	3.8%						
Billboards	6.3%	9.8%	10.4%	10.6%	6.4%	4.6%	4.9%	-3.3%	8.7%	10.2%	10.8%	7.4%	7.6%	9.0%	9.5%	8.3%	-0.8%	0.6%	8.7%	9.2%	6.5%	5.5%	5.5%	5.5%						
Transit and other outdoor	10.8%	14.8%	15.1%	15.4%	10.7%	7.0%	4.9%	-3.3%	8.7%	10.2%	10.8%	7.4%	7.6%	9.0%	9.5%	8.3%	-0.8%	0.8%	-0.1%	7.0%	5.0%	5.0%	5.0%	5.0%						
Total outdoor	7.6%	11.6%	12.2%	12.4%	8.3%	5.7%	4.9%	-3.3%	8.7%	10.2%	10.6%	7.4%	7.6%	9.0%	9.5%	8.3%	-0.8%	0.8%	5.2%	6.4%	5.3%	5.3%	5.3%	5.3%						
Direct mail	12.3%	10.6%	11.5%	10.5%	3.9%	6.5%	4.7%	3.8%	7.4%	8.7%	10.9%	5.0%	6.9%	7.4%	4.5%	7.7%	0.3%	2.5%	7.0%	3.0%	2.0%	2.0%	2.0%	2.0%						
Internet													239.5%	111.8%	140.6%	75.0%	-11.8%	-15.8%	20.9%	32.1%	24.8%	17.2%	15.5%	15.0%						
Farm publications	2.6%	3.2%	2.1%	6.0%	8.2%																									
Business papers	4.6%	0.3%	3.2%	6.2%	5.9%	4.1%	3.7%	3.8%	5.5%	3.0%	6.0%	7.0%	7.9%	3.0%	1.0%	15.0%	-9.1%													
Miscellaneous (national)	5.3%	6.7%	6.7%	6.5%	5.2%	8.6%	0.8%	5.1%	5.8%	6.6%	11.9%	6.6%	6.7%	8.4%	9.6%	9.7%	-6.5%	1.6%	5.0%	5.0%	5.0%	5.0%	3.0%	3.0%						
Miscellaneous (local)	-3.2%	4.3%	10.4%	6.8%	4.9%	3.5%	-2.4%	4.3%	6.8%	9.8%	8.9%	9.6%	11.2%	12.8%	13.3%	-17.4%	-6.8%	4.5%	6.4%	5.0%	5.0%	5.0%	3.0%	3.0%						
Total miscellaneous	3.0%	5.0%	6.9%	7.6%	5.3%	5.5%	0.4%	4.7%	6.0%	6.8%	10.4%	6.6%	7.9%	8.7%	9.4%	3.3%	-6.9%	2.2%	5.3%	4.7%	4.7%	4.6%	3.0%	3.0%						
Total advertising	7.7%	8.0%	7.8%	7.8%	5.2%	4.3%	-1.2%	4.1%	5.4%	8.6%	8.0%	8.0%	7.4%	8.3%	8.1%	8.6%	-4.4%	2.4%	4.8%	6.6%	3.9%	5.2%	3.7%	5.0%						
Total national advertising	6.9%	6.8%	6.8%	8.5%	4.6%	8.7%	0.5%	4.7%	5.8%	9.0%	8.6%	8.6%	7.4%	8.8%	8.9%	13.6%	-6.5%	2.5%	7.1%	7.4%	4.6%	5.6%	4.1%	5.3%						
Total local advertising	8.7%	9.4%	9.1%	7.0%	5.8%	-1.0%	-3.4%	3.2%	5.1%	8.1%	6.8%	7.0%	7.4%	7.6%	6.8%	3.9%	-6.1%	2.3%	0.9%	5.2%	2.8%	4.6%	2.9%	4.5%						
Spanish-language media												12.0%	17.5%	21.5%	10.5%	12.8%	4.3%	11.1%	14.0%	12.3%	10.8%	13.3%	9.6%	12.0%						
Spanish-language TV												23.8%	21.9%	27.8%	9.4%	14.7%	4.4%	16.5%	16.7%	12.1%	12.0%	15.4%	8.7%	12.0%						
Spanish-language radio												0.3%	18.5%	17.3%	15.5%	9.6%	2.2%	3.4%	6.7%	5.7%	9.0%	9.0%	10.0%	10.0%						
Spanish-language other												5.4%	7.2%	8.3%	3.6%	10.6%	7.6%	3.9%	14.6%	22.8%	8.7%	10.8%	12.8%	14.8%						
GDP (Nominal, $ billions)	5.8%	5.7%	6.5%	7.7%	7.5%	5.7%	3.2%	5.6%	5.1%	6.2%	4.9%	5.6%	4.5%	5.6%	5.3%	6.5%	3.4%	3.7%	4.0%	6.6%	5.0%	5.0%	5.0%	5.0%						

Footnotes:
(1) Beginning in 1990, Fox is included in the TV Networks total and therefore Syndication data after 1989 is not comparable to those for prior years
(2) Up to 1989, Fox was included in Syndication, WB and UPN are included in syndication
(3) Magazine data is from McCann Erickson but 2002 is PIB growth rate
(4) Source: OAAA, we assume 50% is national, 50% is local
(5) Miscellaneous category includes farm pubs and business papers (trades) in total
(6) Spanish-language media data is included in total advertising data

Source: Universal McCann (Robert Coen), TVB, RAB, PIB, OAAA, IAB, US Government, Hispanic Business, Thomas Weisel Partners LLC

Thomas Weisel Partners
U.S. Advertising Forecast
($ millions)

Advertising Share	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996
Big 3 (ABC, CBS, NBC)	8.4%	8.1%	7.6%	7.6%	7.2%	7.1%	6.8%	7.1%	6.8%	6.4%	6.1%	6.3%
Other networks (FOX)	0.0%	0.0%	0.0%	0.0%	0.0%	0.4%	0.5%	0.5%	0.6%	0.6%	0.8%	0.9%
Total network TV (1)	8.4%	8.1%	7.6%	7.6%	7.2%	7.5%	7.3%	7.6%	7.2%	7.1%	6.8%	7.2%
Spot TV (national)	6.3%	6.4%	6.1%	6.0%	5.8%	5.8%	5.5%	5.8%	5.5%	5.8%	5.5%	5.4%
Spot TV (local)	6.0%	6.3%	6.1%	6.1%	6.0%	6.0%	5.8%	6.0%	5.9%	6.1%	6.0%	6.1%
Syndication (2)	0.5%	0.8%	0.7%	0.8%	1.0%	0.8%	1.0%	1.0%	1.1%	1.1%	1.2%	1.2%
Total broadcast TV	21.2%	21.3%	20.6%	20.4%	20.1%	20.2%	19.6%	20.1%	19.8%	20.1%	19.8%	20.0%
Cable network	0.6%	0.8%	0.9%	1.0%	1.3%	1.5%	1.8%	2.1%	2.3%	2.5%	2.7%	3.2%
Cable (non-network)	0.2%	0.3%	0.3%	0.3%	0.4%	0.5%	0.6%	0.6%	0.8%	0.9%	1.0%	1.2%
Total cable TV	1.0%	1.1%	1.2%	1.4%	1.7%	2.0%	2.4%	2.6%	3.1%	3.4%	3.7%	4.3%
Total TV	22.3%	22.6%	21.8%	21.8%	21.8%	22.2%	22.0%	23.0%	22.8%	23.5%	23.2%	24.3%
Local radio	5.1%	5.1%	5.0%	5.1%	5.1%	5.2%	5.1%	5.1%	5.3%	5.4%	5.6%	5.5%
National radio	1.4%	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%	1.1%	1.1%	1.2%	1.1%	1.2%
Network radio	0.3%	0.4%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%
Total radio	6.8%	6.8%	6.6%	6.6%	6.7%	6.7%	6.6%	6.5%	6.7%	6.8%	6.9%	6.9%
Magazines (3)	5.4%	5.1%	5.0%	5.1%	5.3%	5.2%	5.0%	5.2%	5.2%	5.1%	5.1%	5.0%
National newspapers	3.5%	3.3%	3.1%	3.0%	2.8%	3.1%	3.0%	2.8%	2.7%	2.7%	2.5%	2.8%
Local newspapers	14.1%	13.9%	13.7%	13.2%	13.4%	12.7%	12.2%	11.9%	11.0%	11.3%	10.8%	10.2%
Classified newspapers	8.8%	9.0%	9.6%	9.6%	8.7%	8.7%	8.1%	8.0%	7.8%	8.0%	8.2%	8.3%
Total newspapers	26.3%	26.1%	26.4%	26.0%	25.8%	24.5%	23.3%	22.6%	22.3%	22.0%	21.6%	21.1%
Yellow pages (national)	0.0%	0.0%	0.0%	0.0%	0.8%	0.9%	0.8%	0.9%	0.8%	0.8%	0.8%	0.9%
Yellow pages (local)	0.0%	0.0%	0.0%	0.0%	0.0%	5.9%	6.2%	6.0%	5.8%	5.5%	5.3%	5.1%
Total yellow pages	6.1%	6.2%	6.6%	6.5%	6.6%	6.8%	7.1%	6.9%	6.7%	6.3%	6.1%	6.0%
Billboards	1.1%	1.1%	1.1%	1.1%	1.2%	1.2%	1.3%	1.2%	1.2%	1.2%	1.3%	1.2%
Transit and other outdoor	0.6%	0.6%	0.7%	0.7%	0.6%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%
Total outdoor (4)	1.7%	1.7%	1.8%	1.9%	1.8%	2.0%	2.1%	1.9%	2.0%	2.0%	2.1%	2.1%
Direct mail	16.3%	16.6%	17.2%	17.6%	17.4%	17.8%	18.0%	18.6%	19.1%	19.1%	19.6%	19.1%
Internet	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Farm publications	0.2%	0.2%	0.2%	0.2%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Business papers	2.6%	2.3%	2.2%	2.2%	2.2%	2.2%	2.3%	2.3%	2.3%	2.2%	2.1%	2.1%
Miscellaneous (national)	8.0%	8.8%	8.8%	8.8%	8.8%	9.2%	9.4%	9.4%	9.5%	9.3%	9.7%	9.7%
Miscellaneous (local)	3.8%	3.5%	3.5%	3.5%	3.5%	3.5%	3.4%	3.4%	3.8%	3.5%	3.6%	3.6%
Total miscellaneous (5)	15.2%	14.8%	14.7%	14.7%	14.7%	14.8%	15.1%	15.2%	15.3%	15.0%	15.3%	15.5%
Total advertising	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total national advertising	53.4%	54.8%	54.3%	54.6%	54.3%	56.6%	57.6%	57.9%	58.1%	58.2%	58.7%	59.0%
Total local advertising	44.6%	45.2%	45.7%	45.4%	45.7%	43.4%	42.4%	42.1%	41.9%	41.8%	41.3%	41.0%
Spanish-language media (6)											0.6%	0.7%
Spanish-language TV											1.3%	1.5%
Spanish-language radio											2.6%	2.0%
Ad spending as % of GDP	2.27%	2.32%	2.36%	2.36%	2.30%	2.27%	2.17%	2.14%	2.19%	2.20%	2.20%	2.31%
Ad spend growth spread to GDP	-8.3%	2.9%	1.3%	8.1%	-2.3%	-1.8%	-4.7%	-1.9%	0.9%	2.4%	3.1%	3.4%

Advertising Share	1997	1998	1999	2000	2001	2002	2003	2004E	2005E	2006E	2007E	2008E	10 year 1993-03 CAGR	5 year 1998-03 CAGR	Next 3 yr 2003-06E CAGR	Next 5 yr 2003-08E CAGR	1980-08E CAGR	1970-03 CAGR
Big 3 (ABC, CBS, NBC)	5.8%	5.8%	5.4%	5.7%	5.5%													
Other networks (FOX)	0.9%	0.8%	0.8%	0.7%	0.6%													
Total network TV (1)	6.7%	6.5%	6.2%	6.4%	6.1%	6.4%	6.3%	6.5%	6.0%	6.1%	5.7%	5.8%	-0.8%	-0.2%	-0.2%	-0.4%	-0.5%	
Spot TV (national)	5.2%	5.1%	4.6%	4.8%	4.0%	4.3%	3.9%	4.1%	4.1%	4.0%	4.0%	3.9%	-1.5%	-1.1%	0.1%	-0.1%	-1.0%	
Spot TV (local)	5.8%	5.8%	5.6%	6.4%	5.3%	5.5%	5.8%	5.7%	4.9%	5.0%	4.7%	4.8%	-0.9%	-0.8%	0.1%	-0.1%	-0.9%	
Syndication (2)	1.3%	1.2%	1.3%	1.2%	1.3%	1.3%	1.4%	1.6%	1.6%	1.5%	1.5%	1.5%	0.3%	0.2%	0.1%	0.1%	0.3%	
Total broadcast TV	19.0%	18.6%	17.8%	18.8%	16.7%	17.5%	16.7%	17.4%	16.5%	16.7%	15.8%	16.1%	-3.0%	-2.0%	0.0%	-0.0%	-2.1%	
Cable network	3.3%	3.6%	4.1%	4.7%	5.1%	5.0%	5.6%	5.8%	6.2%	6.6%	7.0%	7.4%	3.3%	2.0%	0.8%	1.0%	2.6%	
Cable (non-network)	1.2%	1.3%	1.4%	1.5%	1.6%	1.7%	1.7%	1.7%	1.8%	1.9%	2.0%	2.1%	0.9%	0.4%	0.2%	0.5%	0.6%	
Total cable TV	4.5%	4.9%	5.5%	6.2%	6.7%	6.7%	7.3%	7.5%	8.0%	8.5%	9.1%	9.6%	4.2%	2.4%	1.2%	2.3%	3.1%	
Total TV	23.5%	23.6%	23.2%	24.2%	23.3%	24.1%	24.0%	25.0%	24.6%	25.2%	25.0%	25.7%	1.2%	0.4%	1.2%	1.7%	1.8%	
Local radio	5.5%	5.7%	6.0%	6.1%	6.3%	6.4%	6.1%	6.0%	5.8%	5.8%	5.9%	5.9%	0.6%	0.4%	-0.3%	-0.2%	0.2%	
National radio	1.2%	1.3%	1.4%	1.4%	1.3%	1.4%	1.4%	1.3%	1.3%	1.3%	1.3%	1.3%	0.3%	0.1%	-0.1%	-0.1%	0.0%	
Network radio	0.3%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.4%	0.1%	0.0%	0.0%	0.0%	0.0%	
Total radio	7.1%	7.3%	7.8%	8.0%	7.9%	8.1%	7.8%	7.6%	7.5%	7.5%	7.6%	7.6%	1.2%	0.5%	-0.3%	-0.2%	0.2%	
Magazines (3)	5.1%	5.0%	4.8%	5.0%	4.8%	4.8%	4.8%	5.1%	5.2%	5.2%	5.2%	5.1%	-0.2%	-0.1%	0.3%	0.2%	0.2%	
National newspapers	2.7%	2.7%	3.0%	3.1%	3.0%	3.0%	3.1%	3.0%	3.0%	3.0%	3.1%	3.1%	0.4%	0.4%	-0.1%	0.0%	0.3%	
Local newspapers	9.9%	9.7%	9.2%	8.8%	8.9%	8.8%	8.5%	8.2%	8.1%	7.9%	7.8%	7.6%	-3.3%	-1.2%	-0.6%	-0.8%	-1.8%	
Classified newspapers	8.6%	8.5%	8.2%	7.9%	7.1%	6.6%	6.3%	6.2%	6.2%	6.0%	6.0%	5.8%	-1.5%	-2.2%	-0.3%	-0.5%	-2.3%	
Total newspapers	21.3%	20.9%	20.4%	19.5%	19.0%	18.4%	17.8%	17.5%	17.3%	17.0%	16.8%	16.5%	-4.4%	-3.0%	-1.0%	-1.4%	-3.8%	
Yellow pages (national)	0.9%	0.9%	0.8%	0.8%	0.9%	0.9%	0.9%	0.9%	0.9%	0.8%	0.8%	0.8%	0.0%	0.0%	-0.1%	-0.1%	0.0%	
Yellow pages (local)	5.0%	4.8%	4.7%	4.8%	4.9%	5.0%	4.8%	4.7%	4.7%	4.7%	4.7%	4.7%	-0.6%	0.1%	-0.2%	-0.2%	-0.1%	
Total yellow pages	5.9%	5.7%	5.6%	5.3%	5.8%	5.8%	5.6%	5.6%	5.6%	5.5%	5.5%	5.5%	-0.8%	0.1%	-0.3%	-0.3%	-0.1%	
Billboards	1.3%	1.3%	1.3%	1.3%	1.3%	1.3%	1.4%	1.4%	1.4%	1.4%	1.4%	1.5%	0.2%	0.1%	0.1%	0.1%	0.2%	
Transit and other outdoor	0.8%	0.8%	0.8%	0.8%	0.9%	0.9%	0.8%	0.8%	0.8%	0.8%	0.8%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	
Total outdoor (4)	2.1%	2.1%	2.1%	2.1%	2.2%	2.2%	2.2%	2.2%	2.2%	2.2%	2.3%	2.3%	0.2%	0.1%	0.0%	0.1%	0.1%	
Direct mail	19.0%	18.9%	18.2%	17.8%	19.2%	19.2%	19.0%	18.9%	18.8%	18.0%	17.7%	17.2%	0.5%	0.7%	-1.6%	-2.4%	-0.3%	
Internet	0.5%	0.9%	2.0%	3.2%	3.1%	2.5%	2.8%	3.6%	4.3%	4.8%	5.4%	5.9%	2.9%	2.0%	1.8%	3.0%	3.4%	
Farm publications	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Business papers	2.1%	2.0%	1.9%	2.0%	1.9%	1.9%	1.9%	1.8%	1.8%	1.8%	1.8%	1.7%	-0.4%	-0.1%	-0.1%	-0.2%	-0.2%	
Miscellaneous (national)	9.7%	9.7%	9.6%	9.8%	9.8%	9.7%	9.7%	9.6%	9.7%	9.7%	9.6%	9.4%	0.2%	0.1%	-0.1%	-0.3%	0.0%	
Miscellaneous (local)	3.7%	3.8%	4.1%	3.1%	3.1%	3.1%	3.2%	3.1%	3.2%	3.2%	3.1%	3.1%	-0.3%	-0.7%	0.0%	-0.1%	-0.7%	
Total miscellaneous (5)	15.5%	15.6%	15.8%	14.8%	14.8%	14.7%	14.8%	14.5%	14.7%	14.6%	14.5%	14.2%	-0.5%	-0.8%	-0.2%	-0.6%	-0.8%	
Total advertising	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	
Total national advertising	59.0%	59.3%	59.8%	61.9%	61.8%	61.9%	63.3%	63.7%	64.1%	64.3%	64.6%	64.8%	5.2%	4.0%	1.1%	1.5%	4.8%	
Total local advertising	41.0%	40.7%	40.2%	38.1%	38.2%	38.1%	36.7%	36.3%	35.9%	35.7%	35.4%	35.2%	-6.2%	-4.0%	-1.1%	-1.5%	-4.8%	
Spanish-language media (6)	0.7%	0.8%	0.8%	0.9%	1.0%	1.0%	1.1%	1.2%	1.3%	1.4%	1.4%	1.5%	1.1%	0.3%	0.2%	0.4%	0.4%	
Spanish-language TV	1.7%	2.0%	2.1%	2.1%	2.4%	2.6%	3.0%	3.0%	3.3%	3.5%	3.7%	3.9%	3.0%	0.9%	0.5%	0.9%	1.3%	
Spanish-language radio	2.7%	2.9%	2.9%	2.8%	3.1%	3.0%	3.2%	3.3%	3.5%	3.6%	3.8%	3.9%	3.2%	0.3%	0.4%	0.7%	0.6%	
Ad spending as % of GDP	2.33%	2.30%	2.40%	2.52%	2.29%	2.20%	2.26%	2.28%	2.25%	2.26%	2.23%	2.23%	2.31%	2.30%	2.28%	2.26%	2.34%	2.13%
Ad spend growth spread to GDP	0.9%	2.7%	2.8%	3.3%	-0.7%	-1.3%	0.0%	0.8%	-1.1%	0.2%	-1.3%	0.0%	0.8%	-0.4%	0.0%	-0.2%	-0.3%	0.7%

Footnotes:
(1) Beginning in 1990, Fox is included in the TV Networks total and therefore Syndication data after 1989 is not comparable to those for prior years
(2) Up to 1989, Fox was included in Syndication; WB and UPN are included in syndication
(3) Magazine data is from McCann Erickson but 2002 is PIB growth rate.
(4) Source: OAAA; we assume 50% is national, 50% is local
(5) Miscellaneous category includes farm pubs and business papers (trades) in total
(6) Spanish-language media data is included in total advertising data

Sources: Universal McCann (Robert Coen), TVB, RAB, PIB, OAAA, IAB, US Government, Hispanic Business, Thomas Weisel Partners LLC

Top 50 U.S. Hispanic Markets

Rank	Market	2004 Hispanic Population (000s)	% of Total U.S. Hispanic Population	% Hispanic of Total Market Population
1	Los Angeles	7,811	19.3%	45%
2	New York	4,316	10.7%	21%
3	Chicago	1,838	4.5%	19%
4	Miami - Ft. Lauderdale	1,837	4.5%	43%
5	Houston	1,823	4.5%	33%
6	Dallas - Ft. Worth	1,510	3.7%	23%
7	San Francisco - San Jose	1,492	3.7%	21%
8	San Antonio	1,294	3.2%	60%
9	Phoenix	1,208	3.0%	27%
10	Harlingen-McAllen	1,142	2.8%	95%
11	San Diego	928	2.3%	31%
12	Fresno - Visalia	893	2.2%	51%
13	Sacramento	892	2.2%	24%
14	El Paso	783	1.9%	88%
15	Albuquerque - Santa Fe	741	1.8%	42%
16	Denver	741	1.8%	20%
17	Washington D.C.	545	1.3%	9%
18	Philadelphia	534	1.3%	7%
19	Austin	472	1.2%	29%
20	Las Vegas	439	1.1%	26%
21	Atlanta	434	1.1%	8%
22	Orlando - Daytona Beach	432	1.1%	13%
23	Boston	418	1.0%	7%
24	Tampa - St. Petersburg	415	1.0%	10%
25	Tucson	386	1.0%	35%
26	Monterey - Salinas	345	0.9%	46%
27	Corpus Christi	341	0.8%	60%
28	Bakersfield	312	0.8%	51%
29	Seattle - Tacoma	286	0.7%	6%
30	Salt Lake City	279	0.7%	11%
31	Portland	260	0.6%	9%
32	Laredo	258	0.6%	95%
33	Yuma - El Centro	232	0.6%	68%
34	West Palm Beach - Ft. Pierce	221	0.5%	13%
35	Hartford - New Haven	220	0.5%	8%
36	Santa Barbara - Santa Maria	203	0.5%	30%
37	Colorado Springs - Pueblo	176	0.4%	21%
38	Raleigh - Durham	169	0.4%	7%
39	Yakima - Pasco - Richland	168	0.4%	28%
40	Detroit	164	0.4%	3%
41	Odessa - Midland	163	0.4%	44%
42	Waco - Temple - Bryan	156	0.4%	18%
43	Milwaukee	156	0.4%	7%
44	Lubbock	155	0.4%	37%
45	Palm Springs	154	0.4%	43%
46	Ft. Myers - Naples	150	0.4%	14%
47	Minneapolis - St. Paul	149	0.4%	3%
48	Amarillo	143	0.4%	28%
49	Charlotte	141	0.3%	5%
50	Kansas City	136	0.3%	6%

Source: Synovate, Thomas Weisel Partners LLC

Los Angeles (#1)

Hispanic Population (000)	7,811
Total Population (000)	17,545
% of Total Population	44.5%
Hispanic Households (000)	2,096
Total 2004E Radio Revenue ($mm)	$1,054.0
Total 2004E TV Revenue ($mm)	$1,707.4

Radio Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
KEBN/KBUA#	94.3	3.3	3.4	Liberman	$1.2
KXOL	96.3	1.4	1.5	SBS	$12.0
KWIZ	96.7	0.6	0.4	Liberman	$4.6
KLYY	97.5	1.3	1.4	Entravision	$8.0
KLAX	97.9	4.4	3.5	SBS	$24.9
KRCV	98.3	2.4	2.8	Univision	NA
KSCA	101.9	2.5	3.1	Univision	$22.4
KDLD	103.1	0.6	0.7	Entravision	$2.6
KDLE	103.1	0.6	0.7	Entravision	$2.6
KRCD	103.9	2.4	2.8	Univision	$19.1
KBUE#	105.5	3.3	3.4	Liberman	$24.9
KSSE#	107.1	2.4	2.4	Entravision	$16.2
KLVE	107.5	3.7	4.3	Univision	$29.4
AM					
KIRN	670			Lotus Comm.	$4.5
KMXE	830	0.5	0.5	RadioVisa	$3.0
KALI	900	·		Multicultural Bcg.	$2.2
KHJ	930	0.8	0.7	Liberman	$5.5
KTNQ	1020	0.5	0.5	Univision	$3.9
KWKU	1220			Lotus Comm.	$0.1
KWKW	1330			Lotus Comm.	$10.0
KLTX	1390	0.8	0.7	Hi-Favor Bcg.	$0.5
KUTY	1470			Point Bcg.	$0.3
KBLA	1580			Multicultural Bcg.	$4.0
KMNY	1600			Multicultural Bcg.	NA

 # indicates simulcast

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
KMEX	34	8%	Univision	Univision	$148.0
KFTR	46	3%	Telefutura	Univision	$28.0
KWHY	22	2%	Telemundo	NBC/GE	$40.0
KVEA	52	2%	Telemundo	NBC/GE	$52.0
KRCA	62	1%	Independent	Liberman	$10.7
KAZA	54	NA	Azteca America	Pappas	NA
KBEH	63	NA	Independent	Bela	$2.0

Daily Newspapers

Name	Total Circulation
La Opinion	294,835
Hoy	225,000

Other Media Facts - Hispanic Households

Cable Penetration	46%
Internet Access-Home	33%
Internet Access-Someplace Else	7%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

New York (#2)

Hispanic Population (000)	4,316
Total Population (000)	21,055
% of Total Population	20.5%
Hispanic Households (000)	1,135
Total 2004E Radio Revenue ($mm)	$835.9
Total 2004E TV Revenue ($mm)	$1,694.1

Radio Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
WZAA	92.7	2.4	3.1	Univision	NA
WPAT	93.1	3.3	3.4	SBS	$14.8
WSKQ	97.9	4.9	4.7	SBS	$36.9
WCAA	105.9	2.4	3.1	Univision	$16.4
AM					
WPAT	930			Multicultural Bcg.	$3.9
WADO	1280	1.2	1.6	Univision	$7.7
WKDM	1380			Multicultural Bcg.	1.2
WJDM	1530			Multicultural Bcg.	NA

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
WXTV	41	4%	Univision	Univision	$73.2
WNJU	47	3%	Telemundo	NBC/GE	$40.0
WFUT	68	2%	Telefutura	Univision	$10.0
WFTY	67	NA	Telefutura	Univision	NA
WNYN	39	NA	Azteca America	NA	NA

Daily Newspapers Name	Total Circulation
El Vocero	21,000
El Diario/La Prensa	na
Noticias Del Mundo	na
Hoy	224,189

Other Media Facts - Hispanic Households	
Cable Penetration	78%
Internet Access-Home	48%
Internet Access-Somplace Else	6%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

Chicago (#3)

Hispanic Population (000)	1,838
Total Population (000)	9,654
% of Total Population	19.0%
Hispanic Households (000)	476
Total 2004E Radio Revenue ($mm)	$581.3
Total 2004E TV Revenue ($mm)	$945.8

Radio Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
WKIE	92.7			NewsWeb	$3.0
WVIX#	93.5			Univision	$1.1
WRZA	99.9			NewsWeb	$2.0
WVIV#	103.1	0.9	1.1	Univision	$3.8
WOJO	105.1	4.2	3.8	Univision	$18.0
WLEY	107.9	2.6	3.2	SBS	$13.0
AM					
WIND	560	0.7	0.5	Univision	$5.3
WAIT	850			NewsWeb	$0.7
WNTD	950			Multicultural Bcg	$2.1
WRTO	1200			Univision	$2.6
WSBC	1240			Multicultural Bcg	NA
WCFJ	1470			Multicultural Bcg	NA
WONX	1590			Kovas	$0.4

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
WGBO	66	4%	Univision	Univision	$33.0
WXFT	60	2%	Telefutura	Univision	$4.5
WSNS	44	1%	Telemundo	NBC/GE	$16.0
WOCK	13	NA	Azteca America	NA	NA

Daily Newspapers Name	Total Circulation
Hoy	465,000

Other Media Facts - Hispanic Households	
Cable Penetration	57%
Internet Access-Home	49%
Internet Access-Someplace Else	10%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

Miami (#4)

Hispanic Population (000)	1,837
Total Population (000)	4,260
% of Total Population	43.1%
Hispanic Households (000)	659
Total 2004E Radio Revenue ($mm)	$284.9
Total 2004E TV Revenue ($mm)	$526.0

Radio Station	Dial Position	Arbitron Rating Summer 04	Fall 04	Owner	2004E Revenue ($mm)
FM					
WAMR	107.5	5.0	3.8	Univision	$18.3
WCMQ	92.3	4.2	5.2	SBS	$8.6
WRMA	106.7	3.3	2.9	SBS	$11.2
WXDJ	95.7	4.4	4.5	SBS	$12.0
WRTO	98.3	2.5	2.5	Univision	$9.5
WZMQ	106.3			South Bcg.	$1.0
AM					
WWFE	670	0.7	0.7	Carreras, Carlos	$1.2
WAQI	710	4.3	3.8	Univision	$7.5
WACC	830	0.9	0.7	Radio Peace	$1.0
WVCG	1080			Radio One	$1.5
WQBA	1140	2.8	1.8	Univision	$4.5
WNMA	1210	0.3	0.5	Multicultural Bcg	$2.7
WSUA	1260	1.5	1.7	El Dorado	$4.1
WLQY	1320			Entravision	$0.3
WOIR	1430			Amanecer	NA
WOCN	1450			Minority Radio	$0.7
WRHC	1560			Carreras, Carlos	$0.3

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
WLTV	23	10%	Univision	Univision	$59.0
WSCV	51	6%	Telemundo	NBC/GE	$37.2
WAMI	69	3%	Telefutura	Univision	$3.2
WJAN	41	2%	Independent	Sherjan Bcg.	$8.5
WSBS	22	NA	Independent	WDLP Bcg.	NA
WDLP	21	NA	Independent	WDLP Bcg.	NA
WMPF	38	NA	Azteca America	NA	NA

Daily Newspapers

Name	Total Circulation
El Nuevo Herald	395,723
Diario Las Americas	142,000

Other Media Facts - Hispanic Households

Cable Penetration	72%
Internet Access-Home	55%
Internet Access-Someplace Else	3%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

Houston (#5)

Hispanic Population (000)	1,823
Total Population (000)	5,459
% of Total Population	33.4%
Hispanic Households (000)	499
Total 2004E Radio Revenue ($mm)	$358.4
Total 2004E TV Revenue ($mm)	$490.0

Radio Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
KROI	92.1			Radio One	1.8
KQBU	93.3	1.1	1.1	Univision	NA
KIOX	96.9	0.8	1.5	Liberman	NA
KTJM	98.5	2.7	3.3	Liberman	$6.7
KOBT	100.7			Univision	NA
KLOL	101.1	2.8	2.3	Clear Channel	$14.5
KXGJ	101.7			Liberman	NA
KLTN	102.9	5.7	6.2	Univision	$29.0
KJOJ	103.3	2.7	3.3	Liberman	$1.2
KPTY#	104.9	4.2	4.0	Univision	$8.6
KLTO#	105.3			Univision	NA
KOVE	106.5	3.6	2.7	Univision	$14.5
KQQK	107.9	0.8	1.5	Liberman	$1.9
AM					
KEYH	850	0.5	0.5	Liberman	$1.3
KRTX	980			Univision	NA
KLAT	1010	0.5	0.8	Univision	$3.0
KCHN	1050			Multicultural Bcg	$0.4
KGOL	1180			Entravision	$0.8
KQUE	1230	0.8	0.7	Liberman	$0.9
KXYZ	1320			Multicultural Bcg	$2.5
KBRZ	1460			Aleluya Christian	NA
KLVL	1480			SIGA Bcg.	NA
KYND	1520			Provenzano	NA

 # indicates simulcast

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
KXLN	45	6%	Univision	Univision	$20.0
KTMD	48	2%	Telemundo	NBC/GE	$9.1
KFTH	67	2%	Telefutura	Univision	$5.0
KZJL	61	2%	Independent	Liberman	$8.9
KAZH	57	NA	Azteca America	Pappas	$1.8

Other Media Facts - Hispanic Households

Cable Penetration	46%
Internet Access-Home	46%
Internet Access-Someplace Else	7%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

Dallas-Ft. Worth (#6)

Hispanic Population (000)	1,510
Total Population (000)	6,427
% of Total Population	23.5%
Hispanic Households (000)	402
Total 2004E Radio Revenue ($mm)	$412.3
Total 2004E TV Revenue ($mm)	$722.8

Radio Station	Dial Position	Arbitron Rating Summer 04	Fall 04	Owner	2004E Revenue ($mm)
FM					
KNOR	93.7			Liberman	NA
KLNO	94.1	3.6	3.6	Univision	$11.0
KFZO	99.1			Univision	$4.4
KTCY	101.7	1.2	1.2	Entravision	$2.5
KZMP	104.9	1.3	1.0	Entravision	$3.4
KZZA	106.7			Entravision	$2.5
KDXX	107.1	0.7	1.1	Univision	$1.2
KESS	107.9	3.4	4.1	Univision	$14.6
AM					
KDFT	540			Multicultural Bcg	$0.8
KFJZ	870			BMP Radio	$0.8
KXEB	910			BMP Radio	$0.7
KFLC	1270	0.6	0.5	Univision	$2.0
KAHZ	1360			Multicultural Bcg	$0.4
KHCK	1480			Salem	$2.5
KTNO	1440			Mortenson	NA
KZMP	1540	1.3	1.0	Entravision	$0.3
KRVA	1600			Mortenson	$0.2

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
KUVN	23	5%	Univision	Univision	$31.0
KSTR	49	1%	Telefutura	Univision	$6.2
KXTX	39	1%	Telemundo	NBC/GE	$11.9
KMPX	29	NA	Independent	Liberman	$3.3
KDDF	26	NA	Azteca America	NA	NA

Other Media Facts - Hispanic Households

Cable Penetration	37%
Internet Access-Home	43%
Internet Access-Somplace Else	11%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

San Francisco-San Jose (#7)

Hispanic Population (000)	1,492
Total Population (000)	7,013
% of Total Population	21.3%
Hispanic Households (000)	381
Total 2004E Radio Revenue ($mm)	$424.8
Total 2004E TV Revenue ($mm)	$710.7

Radio* Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
KSJO	92.3		1.1	Clear Channel	NA
KRZZ	93.3	0.9	0.5	SBS	$6.5
KSOL#	98.9	4.7	4.7	Univision	$9.0
KSQL#	99.1			Univision	NA
KBRG	100.3	1.3	1.8	Entravision	$7.0
KVVF	100.7	1.1	1.5	Univision	$5.9
AM					
KATD#	990	0.6	0.4	Multicultural Bcg	$0.1
KIQI#	1010			Multicultural Bcg	$6.0
KLOK	1170	1.0	0.9	Entravision	$4.6
KZSF	1370			Carlos Duharte	0.5

 # indicates simulcast

Television* Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
KDTV	14	3%	Univision	Univision	$30.5
KSTS	48	NA	Telemundo	NBC/GE	$1.6
KFSF	66	NA	Telefutura	Univision	$6.2
KTNC	42	NA	Azteca America	Pappas	NA

Other Media Facts - Hispanic Households

Cable Penetration	70%
Internet Access-Home	59%
Internet Access-Somplace Else	7%

* *Only includes San Francisco.*

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

San Antonio (#8)

Hispanic Population (000)	1,294
Total Population (000)	2,145
% of Total Population	60.3%
Hispanic Households (000)	408
Total 2004E Radio Revenue ($mm)	$108.5
Total 2004E TV Revenue ($mm)	$166.4

Radio Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
KROM	92.9	3.3	3.4	Univision	$5.0
KCOR	95.1	1.5	1.9	Univision	$2.1
KLEY	95.7	2.7	3.2	BMP Radio	$3.3
KBAE	96.3			Univision	NA
KNGT	97.7			Univision	$0.2
KBBT	98.5			Univision	$4.5
KRIO	104.1	0.5	0.7	BMP Radio	$0.3
KXTN	107.5	4.1	4.1	Univision	$9.6
AM					
KSAH	720	1.6	1.5	BMP Radio	$1.0
KBIB	1000			Hispanic Comm.	NA
KZDC	1250			BMP Radio	$0.1
KXTN	1310	4.1	4.1	Univision	$0.1
KCOR	1350	1.5	1.9	Univision	$0.6
KFNI	1380			BMP Radio	$0.2
KBRN	1500			Gerald Benavides	NA
KEDA	1540	1.0	0.9	D&E Bcg.	$0.6

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
KWEX	41	7%	Univision	Univision	$17.4
KVDA	60	2%	Telemundo	NBC/GE	$3.1
K45X	45	NA	Telefutura	Univision	NA
KTDF	18	NA	Azteca America	NA	NA
KTRG	10	NA	Independent	Faith Pleases God	NA
KVAW	16	NA	Independent	Zavaletta	NA

Other Media Facts - Hispanic Households	
Cable Penetration	67%
Internet Access-Home	50%
Internet Access-Someplace Else	8%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

Phoenix (#9)

Hispanic Population (000)	1,208
Total Population (000)	4,443
% of Total Population	27.2%
Hispanic Households (000)	319
Total 2004E Radio Revenue ($mm)	$221.2
Total 2004E TV Revenue ($mm)	$411.8

Radio Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
KMRR	100.3	2.0	2.9	Univision	$1.8
KLNZ	103.5	2.1	1.9	Entravision	$6.3
KHOV#	105.3			Univision	$0.2
KHOT#	105.9	4.0	5.5	Univision	$7.0
KOMR	106.3	2.0	2.9	Univision	$3.1
KKMR#	106.5			Univision	NA
KDVA#	106.9			Entravision	NA
KVVA#	107.1	1.0	1.5	Entravision	$2.2
AM					
KMIA	710			Entravision	$0.3
KIDR	740			Multicultural Bcg	$0.9
KSUN	1400			Fiesta Radio	$0.4

 # indicates simulcast

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
KTVW	33	5%	Univision	Univision	$19.5
KDRX	48	NA	Telemundo	NBC/GE	$4.2
KFPH	13	NA	Telefutura	Univision	$0.8
KMOH	6	NA	Independent	Bela	NA
KPDF	41	NA	Azteca America	Azteca Bcg	NA
K53GF	53	NA	Independent	Spanish Ind. Bcg	NA

Other Media Facts - Hispanic Households

Cable Penetration	40%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

McAllen-Brownsville (#10)

Hispanic Population (000)	1,142
Total Population (000)	1,206
% of Total Population	94.7%
Hispanic Households (000)	314
Total 2004E Radio Revenue ($mm)	$25.0
Total 2004E TV Revenue ($mm)	$54.5

Radio Station	Dial Position	Arbitron Rating Summer 04	Arbitron Rating Fall 04	Owner	2004E Revenue ($mm)
FM					
XCAO	89.1		1.7	BMP Radio	$0.3
KFRQ	94.5		5.9	Entravision	$2.3
KBTQ	96.1		6.0	Univision	$2.9
KGBT	98.5		11.2	Univision	$3.6
KKPS	99.5		8.8	Entravision	$2.9
KNVO	101.1		2.4	Entravision	$0.5
XAVO	101.5		4.3	BMP Radio	$0.6
KBUC	102.1			BMP Radio	$0.4
KJAV	104.9		1.1	BMP Radio	$0.2
KVLY	107.9		5.8	Entravision	$2.4
AM					
KRIO	910			Rio Grande Bible Inst.	NA
KUBR	1210			La Radio Christiana	$0.1
KRGE	1290		1.7	Christian Ministries	$0.3
KGBT	1530		2.1	Univision	$0.9
KIRT	1580		1.2	Gomez Group	$0.4

Television Station	Channel	Share Summary Nov 04 (9am-12am)	Affiliate	Owner	Estimated 2003 Revenues ($mm)
KNVO	48	13%	Univision	Entravision	$10.0
KLTM	40	7%	Telemundo	Sunbelt Multimedia	$3.7
XERV	9	7%	Independent	Grupo Televisa	$2.7
XHAB	7	3%	Independent	Grupo Televisa	$1.7
XHRE	12	2%	Independent	NA	NA
XHOR	14	NA	Independent	NA	NA
XHFX	17	NA	Televisa	Grupo Televisa	$1.5
K64FM	64	NA	Azteca America	NA	NA

Daily Newspapers Name	Total Circulation
Rio Grande Valley Hispanic Newspaper Network	115,000

Other Media Facts - Hispanic Households	
Cable Penetration	42%

Source: *Synovate, BIA, Radio & Record Online, Cable Television Advertising Bureau, Thomas Weisel Partners LLC and Company documents.*

Univision Communications Inc.
Quarterly Income Statement
($ in millions except per share amounts)

FYE 12/31	2003A Q1A	2003A Q2A	2003A Q3A	2003A Q4A	2003A FY	2004A Q1A	2004A Q2A	2004A Q3A	2004A Q4A	2004A FY
Univision/Galavision	213.5	261.4	256.1	267.1	998.0	239.1	304.4	282.4	278.9	1,104.8
Telefutura	18.0	26.5	27.8	27.9	100.2	20.2	31.0	30.7	29.0	111.0
Total television group	231.5	287.9	283.9	295.0	1,098.2	259.3	335.4	313.1	307.9	1,215.8
Music	27.5	29.1	25.7	30.9	113.2	26.4	34.0	33.8	33.4	127.6
Univision Online	2.7	3.2	4.1	6.0	16.0	3.9	4.2	4.5	5.5	18.1
Radio (HBC)	-	-	7.4	75.5	82.9	63.3	91.0	89.9	84.1	328.3
Disa and Raycom PR TV (FAS 46)							30.6	36.1	30.4	97.1
Net revenues	261.7	320.2	321.1	407.4	1,310.3	352.9	495.3	477.4	461.3	1,786.9
Direct operating expenses	114.9	121.0	126.3	144.7	506.9	154.0	153.9	164.2	162.3	634.4
SG&A	76.3	87.2	79.9	108.0	351.4	102.3	132.9	110.4	108.0	453.5
FIN 46 expenses							24.4	27.7	24.7	76.8
Broadcast cash flow	70.5	112.0	114.9	154.7	452.1	96.7	184.1	175.2	166.4	622.3
Corporate expenses	3.3	3.8	5.0	7.1	19.2	6.6	6.5	7.3	7.3	27.8
Operating cash flow (EBITDA)	67.2	108.2	109.9	147.6	432.8	90.1	177.6	167.9	159.1	594.6
OCF B4 online losses	70.5	110.7	111.6	148.8	441.8	92.6	179.6	169.3	159.8	601.2
OCF excl HSP	69.3	111.4	111.6	126.6	418.2	78.7	138.3	127.4	128.3	470.6
OCF B4 FIN 46	67.2	108.2	109.9	147.6	432.8	90.1	171.3	169.6	153.4	574.2
Depreciation & amortization	19.8	19.5	20.0	25.7	85.0	24.6	27.3	23.9	25.5	101.3
Operating income	47.4	88.7	89.9	121.9	347.8	65.5	150.2	144.0	133.6	493.2
Interest expense (income)	18.6	18.6	17.8	16.2	71.2	15.7	15.4	16.0	19.0	66.1
Amort of deferred finance costs	0.9	0.9	0.9	1.0	3.7	0.9	0.9	0.9	0.8	3.5
Non-controlling interest (FAS 46)							1.5	4.4	1.4	7.3
Equity loss in affiliate (EVC, HSN Espan	6.5	1.6	(0.6)	2.9	10.4	(4.0)	0.9	(0.1)	0.1	(3.1)
Pretax income	21.4	67.6	71.8	101.8	262.5	52.9	131.5	122.8	112.3	419.4
Taxes	8.3	27.8	29.7	41.1	106.9	21.3	53.0	49.4	45.6	169.3
Preferred stock dividends	-	-	-	-	-	-	(0.5)	(0.5)	(0.5)	(1.5)
Net to common B4 one-time items	13.1	39.8	42.1	60.7	155.6	31.6	78.0	73.9	67.2	251.6
One-time items	0.3	(1.8)	(0.1)	2.5	0.8	-	(4.7)	-	-	(4.7)
Net income	12.8	41.6	42.2	58.2	154.7	31.6	83.7	73.9	67.2	256.3
EPS B4 one-time items - diluted	0.05	0.15	0.16	0.17	0.55	0.09	0.22	0.21	0.19	0.71
EPS reported -diluted	0.05	0.16	0.16	0.17	0.55	0.09	0.24	0.21	0.19	0.72
ATCF B4 one-time items - diluted	0.17	0.28	0.31	0.33	1.11	0.17	0.36	0.34	0.32	1.20
Online losses/share (after tax)	0.01	0.01	0.00	0.00	0.02	0.00	0.00	0.00	0.00	0.01
ATCF B4 online losses, one-time items	0.18	0.29	0.31	0.33	1.13	0.18	0.37	0.34	0.32	1.21
Free cash flow/share	0.16	0.20	0.48	0.15	0.96	0.20	0.19	0.35	0.26	0.99
Average shares outstanding	228.1	228.3	236.6	321.6	253.7	322.3	322.5	322.9	323.2	322.7
Diluted avg shares outstanding	257.4	257.9	266.7	352.4	283.6	353.1	352.8	353.1	353.0	353.0
Stock splits										
Margins:										
Broadcast cash flow	26.9%	35.0%	35.8%	38.0%	34.5%	27.4%	37.2%	36.7%	36.1%	34.8%
G&A	1.3%	1.2%	1.6%	1.7%	1.5%	1.9%	1.3%	1.5%	1.6%	1.6%
Operating cash flow margin	25.7%	33.8%	34.2%	36.2%	33.0%	25.5%	35.8%	35.2%	34.5%	33.3%
Pretax income	8.2%	21.1%	22.3%	25.0%	20.0%	15.0%	26.6%	25.7%	24.3%	23.5%
Effective tax rate	38.8%	41.1%	41.4%	40.4%	40.7%	40.3%	40.3%	40.2%	40.6%	40.4%
Net margin	5.0%	12.4%	13.1%	14.9%	11.9%	9.0%	16.0%	15.5%	14.6%	14.1%
Percentage change:										
Pro forma revenue x VIE	23%	1%	16%	16%	12%	12%	17%	12%	6%	12%
Pro forma cash expenses x VIE	26%	-4%	16%	21%	13%	10%	13%	10%	7%	10%
Pro forma EBITDA x VIE	15%	24%	22%	17%	19%	17%	27%	19%	4%	16%
Total TV group	11%	-4%	18%	12%	8%	12%	17%	10%	4%	11%
Net revenue	22%	-1%	19%	43%	20%	35%	55%	49%	13%	36%
Cash expenses	22%	-10%	15%	44%	16%	35%	38%	33%	7%	27%
EBITDA	23%	25%	28%	42%	30%	34%	64%	53%	8%	37%
EBITDA B4 Online losses	20%	23%	24%	40%	28%	31%	62%	52%	7%	36%
Operating income	17%	39%	40%	45%	37%	38%	69%	60%	10%	42%
Pretax income	61%	69%	99%	74%	77%	148%	95%	71%	10%	60%
EPS B4 one-time items	69%	79%	100%	22%	63%	76%	44%	32%	10%	29%
ATCF per share	19%	20%	20%	10%	19%	3%	29%	10%	-2%	8%
ATCF B4 online losses	17%	19%	17%	8%	17%	0%	27%	9%	-3%	7%
Free cash flow per share	-199%	-1572%	108%	-6%	359%	23%	-7%	-27%	74%	3%
Diluted shares outstanding	2%	0%	4%	37%	11%	37%	37%	32%	0%	24%
Other:										
Tax depreciation & amortization	39.4	39.1	39.6	45.3	163.3	44.2	46.9	43.5	45.1	179.6
Net income B4 non-recurring	13.1	39.8	42.1	60.7	155.6	31.6	79.0	73.9	67.2	251.6
Plus: depreciation & amortization	19.8	19.5	20.0	25.7	85.0	24.6	27.3	23.9	25.5	101.3
Plus: other add-backs (deferred taxes, E	10.1	13.7	20.4	29.8	74.0	4.3	22.2	22.4	21.0	69.9
Equals: after-tax cash flow	43.0	72.9	82.5	116.2	314.6	60.5	128.5	120.2	113.7	422.8
Less: capital expenditures	11.3	12.8	13.0	19.2	56.3	14.8	15.2	17.3	20.3	67.6
Less: working capital needs (sources)	(10.0)	6.3	(19.4)	44.6	23.5	(24.9)	47.3	(19.6)	2.1	4.9
Plus: HSP adjustment in 2003			(38.0)		(38.0)					-
Equals: free cash flow	41.7	51.8	126.9	52.4	272.6	70.6	66.0	122.5	91.3	350.3
Net debt	1,333	1,305	1,298	1,224	1,224	1,342	1,237	1,115	1,005	1,005
Net Debt/pro forma EBITDA					2.5x					1.8x

FYE 12/31	2005E Q1E	2005E Q2E	2005E Q3E	2005E Q4E	2005E FY	2006E Q1E	2006E Q2E World Cup	2006E Q3E	2006E Q4E	2006E FY
Univision/Galavision	265.1	356.0	328.8	344.8	1,294.6	314.4	472.3	370.4	388.5	1,545.6
Telefutura	22.4	34.6	35.9	33.8	126.6	25.3	39.1	40.6	38.3	143.3
Total television group	287.5	390.6	364.6	378.6	1,421.2	339.8	511.4	410.9	426.8	1,688.9
Music	25.0	25.0	25.0	25.0	100.0	26.3	26.3	47.4	39.8	139.6
Univision Online	4.7	5.1	5.4	6.6	21.8	7.0	7.6	8.1	9.9	32.6
Radio (HBC)	69.4	100.2	98.9	92.5	361.0	75.7	109.2	107.8	100.8	393.4
Disa and Raycom PR TV (FAS 46)	26.6	16.4	21.1	13.5	77.5	14.0	16.4	-	-	30.4
Net revenues	413.1	537.1	515.0	516.2	1,981.6	462.7	670.8	574.2	577.2	2,234.9
Direct operating expenses	183.3	181.2	180.0	176.4	700.8	180.0	271.2	202.5	196.6	850.4
SG&A	112.5	137.7	123.9	121.4	495.5	128.4	149.8	142.9	139.2	560.2
FIN 46 expenses	23.9	11.9	15.7	13.6	65.1	14.0	11.9	-	-	25.9
Broadcast cash flow	113.6	206.4	195.5	204.6	720.1	140.3	237.8	228.8	241.5	848.4
Corporate expenses	6.7	7.2	7.4	7.5	28.8	6.8	7.4	7.7	7.7	29.6
Operating cash flow (EBITDA)	106.8	199.2	188.0	197.3	691.3	133.5	230.4	221.1	233.8	818.7
OCF B4 online losses	109.1	201.1	189.6	197.7	697.5	133.8	230.2	220.4	231.3	815.7
OCF excl HSP	86.8	153.3	140.4	160.0	540.5	110.0	176.8	167.7	191.2	647.7
OCF B4 FIN 46	104.1	194.8	182.6	197.4	678.9	133.6	226.0	221.1	233.8	814.3
Depreciation & amortization	24.5	27.2	27.5	27.9	107.1	27.9	28.2	28.5	28.9	113.5
Operating income	82.3	172.0	160.5	169.4	584.2	105.6	202.2	192.6	204.9	705.2
Interest expense (income)	18.7	18.1	17.0	15.7	69.4	14.6	13.4	12.1	10.9	51.0
Amort of deferred finance costs	0.8	0.8	0.8	0.8	3.2	0.8	0.8	0.8	0.8	3.2
Non-controlling interest (FAS 46)	2.7	2.2	2.7	(0.0)	7.6	-	2.2	-	-	2.2
Equity loss in affiliate (EVC, HSN Espan	1.0	1.0	1.0	1.0	4.0	1.0	1.0	1.0	1.0	4.0
Pretax income	59.1	149.9	139.0	151.9	500.0	89.2	184.8	178.6	192.2	644.8
Taxes	23.9	60.7	56.3	61.5	202.5	36.6	75.8	73.2	78.8	264.4
Preferred stock dividends	(0.4)	(0.4)	(0.4)	(0.4)	(1.4)	(0.4)	(0.4)	(0.4)	(0.4)	(1.4)
Net to common B4 one-time items	35.6	89.8	83.1	90.6	298.9	53.0	109.4	105.8	113.8	381.9
One-time items	-	-	-	-	-	-	-	-	-	-
Net income	35.5	89.6	83.1	90.6	298.9	53.0	109.4	105.8	113.8	381.9
EPS B4 one-time items - diluted	0.10	0.25	0.23	0.26	0.83	0.14	0.30	0.29	0.31	1.06
EPS reported -diluted	0.10	0.25	0.23	0.25	0.83	0.14	0.30	0.29	0.31	1.05
ATCF B4 one-time items - diluted	0.21	0.37	0.35	0.37	1.29	0.26	0.42	0.41	0.43	1.52
Online losses/share (after tax)	0.00	0.00	0.00	0.00	0.01	0.00	(0.00)	(0.00)	(0.00)	(0.00)
ATCF B4 online losses, one-time items	0.21	0.37	0.35	0.37	1.30	0.26	0.42	0.41	0.43	1.51
Free cash flow/share	0.16	0.14	0.35	0.31	0.96	0.28	0.03	0.56	0.38	1.25
Average shares outstanding	325.2	325.2	325.2	325.2	325.2	327.2	327.2	327.2	327.2	327.2
Diluted avg shares outstanding	357.1	357.1	360.0	360.0	358.5	363.0	363.0	364.3	364.3	363.7
Stock splits										
Margins:										
Broadcast cash flow	27.5%	38.4%	38.0%	39.7%	36.3%	30.3%	35.4%	39.8%	41.8%	37.1%
G&A	1.6%	1.3%	1.4%	1.5%	1.5%	1.5%	1.1%	1.3%	1.3%	1.3%
Operating cash flow margin	25.9%	37.1%	36.5%	38.2%	34.9%	28.8%	34.3%	38.5%	40.5%	35.8%
Pretax income	14.3%	27.9%	27.0%	29.4%	25.2%	19.3%	27.5%	31.1%	33.3%	28.2%
Effective tax rate	40.5%	40.5%	40.5%	40.5%	40.5%	41.0%	41.0%	41.0%	41.0%	41.0%
Net margin	8.6%	16.7%	16.1%	17.6%	15.1%	11.4%	16.3%	18.4%	19.7%	16.7%
Percentage change:										
Pro forma revenue x VIE	10%	9%	8%	12%	9%	12%	26%	12%	12%	16%
Pro forma cash expenses x VIE	8%	7%	6%	6%	6%	8%	31%	8%	8%	14%
Pro forma EBITDA x VIE	18%	12%	12%	24%	16%	24%	16%	18%	19%	19%
Total TV group	11%	16%	16%	23%	17%	18%	31%	13%	13%	19%
Net revenue	17%	8%	8%	12%	11%	12%	25%	11%	12%	15%
Cash expenses	7%	11%	10%	10%	10%	12%	31%	13%	13%	18%
EBITDA	19%	12%	12%	24%	16%	25%	16%	18%	18%	18%
EBITDA B4 Online losses	18%	12%	12%	24%	16%	23%	14%	16%	17%	17%
Operating income	26%	14%	11%	27%	18%	28%	18%	20%	21%	21%
Pretax income	12%	14%	13%	35%	19%	51%	23%	29%	26%	29%
EPS B4 one-time items	10%	12%	11%	33%	17%	47%	20%	28%	24%	26%
ATCF per share	21%	1%	2%	15%	8%	26%	14%	18%	17%	18%
ATCF B4 online losses	21%	1%	2%	14%	8%	24%	13%	16%	15%	16%
Free cash flow per share	-23%	-27%	0%	19%	-6%	85%	-78%	60%	22%	32%
Diluted shares outstanding	1%	1%	2%	2%	2%	2%	2%	1%	1%	1%
Other:										
Tax depreciation & amortization	44.1	46.6	47.1	47.4	185.4	47.4	47.8	48.1	48.4	191.8
Net income B4 non-recurring	35.5	89.6	83.1	90.6	298.9	53.0	109.4	105.8	113.8	381.9
Plus: depreciation & amortization	24.5	27.2	27.5	27.9	107.1	27.9	28.2	28.5	28.9	113.5
Plus: other add-backs (deferred taxes, E	14.2	14.2	14.2	14.2	56.9	14.2	14.2	14.2	14.2	56.9
Equals: after-tax cash flow	74.2	131.0	124.6	132.9	462.9	95.1	151.8	148.5	156.9	552.2
Less: capital expenditures	40.0	20.0	20.0	20.0	100.0	20.0	20.0	20.0	20.0	80.0
Less: working capital needs (sources)	(20.5)	82.3	(19.6)	1.9	24.0	(27.9)	119.3	(73.5)	0.2	18.1
Plus: HSP adjustment in 2003					-					-
Equals: free cash flow	54.7	48.6	124.6	111.0	339.0	102.9	12.5	202.0	136.7	454.2
Net debt	951	902	777	666	666	563	551	424	287	287
Net Debt/pro forma EBITDA					1.0x					0.4x

Source: Company documents, Thomas Weisel Partners LLC estimates

Univision Communications Inc.
Quarterly Balance Sheet
($ in millions except per share amounts)

FYE 12/31			2003A					2004A		
	Q1A	Q2A	Q3A	Q4A	FY	Q1A	Q2A	Q3A	Q4A	FY
			HSP merger							
Cash and equivalents	44.3	66.6	53.9	76.7	76.7	71.0	79.7	86.4	189.9	189.9
Accounts receivable	211.1	243.2	308.3	320.1	320.1	291.6	384.0	356.0	331.8	331.8
Program rights	40.0	36.5	37.7	39.8	39.8	39.3	33.5	33.8	34.4	34.4
Prepaids, other	72.6	81.7	79.9	84.0	84.0	87.4	94.1	97.9	108.6	108.6
Current assets	368.0	428.0	479.8	520.6	520.6	489.3	591.3	574.1	664.7	664.7
PP&E, net	469.7	468.1	523.7	555.5	555.5	567.2	576.7	561.3	551.1	551.1
Intangibles, net	1,891.3	2,009.0	6,405.2	5,965.9	5,965.9	6,437.7	6,484.3	6,477.8	6,481.0	6,481.0
Note receivable-Entravision	-	-	-	-	-	-	-	-	-	-
Entravision, Ask Jeeves investments	508.1	513.6	505.9	503.8	503.8	433.2	433.3	433.9	434.9	434.9
Program rights, other	87.8	94.2	98.7	97.1	97.1	108.9	75.3	110.5	95.4	95.4
Total assets	3,424.9	3,512.9	8,013.3	7,642.9	7,642.9	8,036.3	8,180.9	8,157.6	8,227.1	8,227.1
Accounts payable and accrued liab	156.1	171.6	215.6	209.4	209.4	191.1	203.1	217.4	229.5	229.5
Accrued license fees	13.1	13.0	13.5	13.3	13.3	13.5	16.1	14.9	13.6	13.6
Current maturities	5.5	5.6	5.8	5.6	5.6	4.9	4.5	4.1	4.8	4.8
Other	34.0	53.0	47.7	60.3	60.3	63.7	70.4	58.6	43.6	43.6
Current liabilities	208.7	243.2	282.6	288.6	288.6	273.2	294.1	295.0	291.5	291.5
Long-term debt	1,371.9	1,366.0	1,346.1	1,295.1	1,295.1	1,408.2	1,312.1	1,197.5	1,190.4	1,190.4
Capital lease obligations - satellites	77.5	76.1	74.5	73.3	73.3	25.8	39.8	39.1	37.3	37.3
Deferred tax liabilities			1,222.7	793.2	793.2	843.4	932.0	965.1	975.8	975.8
Other long-term liabilities	194.7	209.7	65.0	89.7	89.7	93.2	101.5	84.7	85.0	85.0
Non-controlling interest						254.2	255.0	258.6	259.4	259.4
Redeemable convertible preferred	-	-	-	-	-	-	-	-	-	-
Shareholders' equity	1,572.1	1,617.9	5,022.4	5,103.0	5,103.0	5,138.3	5,226.4	5,317.6	5,387.7	5,387.7
Liabilities and shareholders' equity	3,424.9	3,512.9	8,013.3	7,642.9	7,642.9	8,036.3	8,180.9	8,157.6	8,227.1	8,227.1
Check	-	-	-	-	-	-	-	-	-	-
DSOs	73.4	64.6	78.2	70.2	78.2	75.2	62.1	70.5	67.8	68.6
Total debt/capital	46.7%	45.9%	21.2%	20.3%	20.3%	21.6%	20.1%	18.4%	18.2%	18.2%
Book value/share	$ 6.89	$ 7.09	$ 21.23	$ 15.87	$ 20.12	$ 15.94	$ 16.21	$ 16.47	$ 16.67	$ 16.69
Net working capital (x-$s)	120.5	123.8	149.1	160.9	160.9	150.0	222.0	196.8	188.1	188.1
Net working capital (x-$s) to annualized r	12%	10%	12%	10%	12%	11%	11%	10%	10%	11%
ROAE					5.4%					4.8%
ROAA					3.0%					3.1%
ATCFROAA					6.1%					5.2%
ROIC (NOPAT/TA-nonSL)					5.3%					4.7%

FYE 12/31			2005E					2006E		
	Q1E	Q2E	Q3E	Q4E	FY	Q1E	Q2E	Q3E	Q4E	FY
Cash and equivalents	194.6	193.3	192.9	228.9	228.9	231.8	144.3	171.3	208.0	208.0
Accounts receivable	321.3	383.7	363.9	392.8	392.8	359.9	479.2	405.7	407.8	407.8
Program rights	34.4	34.4	34.4	34.4	34.4	34.4	34.4	34.4	34.4	34.4
Prepaids, other	98.6	98.6	98.6	98.6	98.6	103.6	103.6	103.6	103.6	103.6
Current assets	648.9	709.9	689.8	754.6	754.6	729.7	761.5	715.0	753.9	753.9
PP&E, net	591.1	611.1	631.1	651.1	651.1	671.1	691.1	711.1	731.1	731.1
Intangibles, net	6,456.5	6,429.3	6,401.8	6,373.9	6,373.9	6,346.0	6,317.8	6,364.3	6,335.4	6,335.4
Note receivable-Entravision	-	-	-	-	-	-	-	-	-	-
Entravision, Ask Jeeves investments	434.9	434.9	434.9	434.9	434.9	434.9	434.9	434.9	434.9	434.9
Program rights, other	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4	95.4
Total assets	8,226.8	8,280.6	8,252.9	8,309.9	8,309.9	8,277.1	8,300.7	8,320.7	8,350.6	8,350.6
Accounts payable and accrued liab	229.5	229.5	229.5	239.5	239.5	239.5	239.5	239.5	239.5	239.5
Accrued license fees	13.6	13.6	13.6	15.6	15.6	15.6	15.6	15.6	17.6	17.6
Current maturities	4.8	4.8	4.8	4.8	4.8	4.8	4.8	4.8	4.8	4.8
Other	43.6	43.6	43.6	58.6	58.6	58.6	58.6	58.6	58.6	58.6
Current liabilities	291.5	291.5	291.5	318.5	318.5	318.5	318.5	318.5	320.5	320.5
Long-term debt	1,140.4	1,090.4	965.4	890.4	890.4	790.4	690.4	590.4	490.4	490.4
Capital lease obligations - satellites	37.3	37.3	37.3	37.3	37.3	37.3	37.3	37.3	37.3	37.3
Deferred tax liabilities	990.0	1,004.2	1,018.5	1,032.7	1,032.7	1,046.9	1,061.1	1,075.4	1,089.6	1,089.6
Other long-term liabilities	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0	85.0
Non-controlling interest	259.4	259.4	259.4	259.4	259.4	259.4	259.4	259.4	259.4	259.4
Redeemable convertible preferred	-	-	-	-	-	-	-	-	-	-
Shareholders' equity	5,423.2	5,512.8	5,595.8	5,686.6	5,686.6	5,739.6	5,848.9	5,954.7	6,068.5	6,068.5
Liabilities and shareholders' equity	8,226.8	8,280.6	8,252.9	8,309.9	8,309.9	8,277.1	8,300.7	8,320.7	8,350.6	8,350.6
Check	-	-	-	-	-	-	-	-	-	-
DSOs	70.8	59.7	66.0	66.7	67.1	70.8	56.9	70.1	64.1	65.3
Total debt/capital	17.4%	16.6%	14.8%	13.6%	13.6%	12.2%	10.6%	9.1%	7.5%	7.5%
Book value/share	$ 16.68	$ 16.95	$ 17.21	$ 17.49	$ 17.49	$ 17.54	$ 17.88	$ 18.20	$ 18.55	$ 18.55
Net working capital (x-$s)	167.6	230.0	210.2	212.1	212.1	184.2	303.5	230.0	230.1	230.1
Net working capital (x-$s) to annualized r	10%	11%	10%	10%	11%	10%	11%	10%	10%	10%
ROAE					5.4%					6.5%
ROAA					3.6%					4.6%
ATCFROAA					5.6%					6.6%
ROIC (NOPAT/TA-nonSL)					5.0%					5.9%

Source: Company documents, Thomas Weisel Partners LLC estimates

Univision Communications Inc.
Pro Forma
($ in millions except per share amounts)

FYE 12/31	2003A Q1A	2003A Q2A	2003A Q3A	2003A Q4A	2003A FY	2004A Q1A	2004A Q2A	2004A Q3A	2004A Q4A	2004A FY
Revenues										
Upfront (gross)			725.9					820.3		
Upfront quarterly allocation - net	114.1	140.0	129.6	147.6	531.3	135.7	166.8	154.3	170.9	627.4
% change	21%	-4%	21%	15%	12%	19%	19%	19%	16%	18%
Scatter	17.3	20.7	25.5	22.8	86.2	20.1	26.8	23.6	3.0	73.2
% change	-26%	-20%	37%	36%	2%	16%	29%	-8%	-87%	-15%
Univision network	116.7	140.5	133.9	148.6	539.8	139.1	169.7	138.0	150.9	598.8
World Cup (both network+stations)/Cap	-	-	-	-	-	-	-	15.0	-	15.0
Telefutura	18.0	28.5	27.8	27.9	100.2	20.2	31.0	30.7	29.0	111.0
Stations	89.1	112.3	113.2	108.4	423.0	90.9	125.0	117.7	116.9	450.5
Galavision (acq 6/96)	7.6	8.8	9.0	10.0	35.2	9.2	9.8	10.6	11.0	40.5
Online	2.7	3.2	4.1	6.0	16.0	3.9	4.2	4.5	5.5	18.1
Music	27.5	29.1	25.7	30.9	113.2	26.4	34.0	33.8	33.4	127.6
Radio (HBC)	54.8	75.4	79.1	75.5	284.8	63.3	91.0	89.8	84.1	328.3
Total revenue	316.5	395.6	392.8	407.4	1,512.2	362.9	464.7	441.3	430.9	1,699.8
Core TV broadcast group	231.5	287.9	283.9	295.0	1,098.2	259.3	335.4	313.1	307.9	1,215.8
Network (UVN, 60%TF, 50%Gala)	131.3	160.7	155.1	170.4	617.5	155.8	193.2	177.8	173.9	700.6
% chg network	12%	25%	23%	18%	19%	19%	20%	15%	2%	13%
Direct operating expenses (x-program rig	83.2	81.4	81.0	84.1	329.8	92.2	88.1	82.9	90.1	363.2
Univision	56.8	54.0	54.2	51.5	216.4	60.6	54.5	59.8	54.3	229.2
Telefutura	11.0	11.0	11.2	11.9	45.1	12.1	12.1	12.4	11.9	48.4
Online	3.5	3.2	3.3	3.9	13.9	3.9	3.3	3.0	3.3	13.5
Music	12.0	13.2	12.3	16.9	54.3	15.4	18.1	18.0	20.6	72.1
Corporate	0.1	0.1	0.1	0.1	0.5	0.1	0.2	0.1	0.1	0.5
									137.2	
SG&A (x-corp)	73.2	83.6	79.2	77.9	314.0	80.1	94.5	84.5	82.9	342.0
Univision	47.5	56.0	52.7	50.4	206.5	55.7	67.8	58.3	56.4	238.3
Telefutura	11.0	12.0	11.8	12.3	47.1	12.7	13.8	13.5	12.3	52.3
Online	2.8	2.5	2.5	3.3	11.1	2.5	3.0	3.0	3.0	11.4
Music	12.0	13.2	12.3	11.9	49.3	9.2	9.9	11.7	11.2	42.0
Corporate	3.2	3.7	3.9	4.0	14.8	3.4	3.8	4.1	4.2	15.5
Telefutura expenses x prog rights	22.0	23.0	23.0	24.2	92.2	24.8	25.8	25.8	24.2	100.7
Puerto Rico	-	-	-	-	-	-	-	-	-	-
Online/internet expenses	6.3	5.7	5.8	7.2	25.0	6.4	6.3	5.9	6.3	24.8
Music expenses	23.9	26.3	24.6	28.8	103.6	24.6	28.0	29.7	31.8	114.1
HBC Radio expenses (incl. G&A)	44.8	48.3	51.0	48.9	193.1	47.4	58.2	54.8	53.2	211.7
Program rights fee as % revenues	11.0%	10.9%	11.0%	11.0%	11.0%	11.2%	10.9%	10.3%	10.9%	10.8%
New program rights fees	2.7	4.0	4.6	4.8	16.1	3.8	4.9	5.3	5.3	19.2
Old program rights fees	32.0	39.2	39.4	40.1	149.7	35.9	45.7	40.1	41.8	163.5
	87.2	108.2	106.4	121.0	402.7 ←	74.3	136.5	124.4	122.5	457.6
Operating Cash Flow	77.1	136.3	134.4	147.6	494.4	90.1	171.3	159.5	153.4	574.2
Operating Cash Flow xOnline	80.7	137.8	138.1	148.8	503.4	92.6	173.4	160.9	154.1	581.0
Operating Cash Flow Margin	24.4%	34.2%	34.2%	36.2%	32.7%	25.5%	36.9%	36.1%	35.6%	34.0%
Operating Cash Flow Growth	12%	24%	22%	17%	18%	17%	27%	19%	4%	16%
Operating Cash Flow Growth xOnline	10%	22%	20%	16%	18%	15%	26%	16%	4%	15%
	2.14	3.21	5.28	5.88	15.51					
Price										
Network	5%	7%	5%	5%	6%	5%	6%	6%	5%	6%
Stations	4%	5%	5%	3%	4%	3%	4%	3%	5%	4%
Volume										
Network	5%	22%	16%	13%	14%	14%	14%	9%	-3%	8%
Stations	4%	-6%	6%	0%	1%	-1%	7%	1%	3%	2%
Price x Volume										
Network	10%	31%	22%	19%	20%	19%	21%	15%	2%	14%
Stations	8%	0%	11%	3%	6%	2%	11%	4%	8%	6%
Revenue Mix										
Network	37%	38%	34%	36%	36%	39%	37%	32%	35%	35%
Stations	28%	28%	29%	27%	28%	26%	27%	27%	27%	27%
Same-station - core tv	9.1%	-4.1%	16.3%	11.4%	7.5%	12.0%	16.5%	10.3%	4.4%	10.7%
Total pro forma	22.8%	1.1%	15.5%	16.4%	12.2%	11.5%	17.5%	12.4%	5.8%	11.7%
Fonovisa										
Revenues	27.5	29.1	25.7	30.9	113.2	26.4	34.0	33.8	33.4	127.8
Expenses	23.9	26.3	24.6	28.8	103.6	24.6	28.0	29.7	31.8	114.1
EBITDA	3.6	2.8	1.1	2.1	9.6	1.8	6.0	4.1	1.6	13.5
Disa (50% owned, w/put in june08 at 375m)										
Revenues					-	11.0	16.4	21.1	13.5	62.0
Expenses			-		-	8.0	11.9	15.7	13.6	49.2
EBITDA	-	-	-	-	-	3.0	4.4	5.4	(0.1)	12.7
Raycom Puerto Rico TVs (assume buys at Dec 31, 2004 for $190m - TV has right to buy 25%)										
Revenue	10.7	12.8	13.9	16.1	53.5	11.4	14.3	15.0	16.9	57.6
Expenses	8.6	9.6	9.6	10.2	38.0	9.0	12.5	12.0	11.1	44.6
EBITDA	2.1	3.2	4.3	5.9	15.5	2.5	1.8	3.0	5.8	13.0
Hispanic Broadcasting										
Revenues	56.5	77.5	81.2	77.6	292.8	84.4	92.9	91.7	85.8	334.8
Pro forma interco rev	(1.7)	(2.1)	(2.1)	(2.1)	(7.9)	(1.1)	(1.9)	(1.8)	(1.7)	(6.5)
Expenses	41.5	46.8	49.2	47.2	184.7	45.5	55.5	53.5	51.9	206.4
Pro forma interco exp	(1.0)	(1.4)	(1.4)	(1.4)	(5.1)	(1.1)	(1.9)	(1.8)	(1.7)	(6.5)
Synergy	-	-	-	-	-	-	-	-	-	-
BCF	14.3	29.9	31.4	29.7	105.3	18.9	37.4	38.2	33.9	128.4
Divisional overhead expense	4.3	2.8	3.3	3.0	13.5	3.1	2.5	3.1	3.0	11.8
EBITDA	10.0	27.1	28.1	26.7	91.8	15.8	34.8	35.1	30.9	116.6
% chg	-30%	20%	17%	22%	11%	59%	29%	25%	16%	27%

FYE 12/31	2005E Q1E	2005E Q2E	2005E Q3E	2005E Q4E	2005E FY	2006E Q1E	2006E Q2E	2006E Q3E	2006E Q4E	2006E FY
Revenues										
Upfront (gross)			918.7					1,028.9		
Upfront quarterly allocation - net	153.4	188.3	174.3	192.2	708.1	171.8	210.8	195.2	215.2	793.1
% change	13%	13%	13%	12%	13%	12%	12%	12%	12%	12%
Scatter	21.6	28.7	18.4	13.7	82.4	28.1	102.8	24.8	19.8	175.5
% change	8%	8%	-22%	355%	13%	30%	258%	35%	45%	113%
Univision network	156.3	190.7	185.1	179.2	691.2	178.8	218.2	188.9	205.0	790.8
World Cup (both network+stations)/Cap	-	-	-	-	-	-	70.8	-	-	70.8
Telefutura	22.4	34.6	35.8	33.6	126.6	25.3	39.1	40.6	38.3	143.3
Stations	98.3	137.8	133.5	132.6	502.2	109.4	153.4	148.6	147.8	558.9
Galavision (acq 6/96)	10.5	11.1	12.2	12.7	46.5	11.8	12.4	13.7	14.2	52.1
Online	4.7	5.1	5.4	6.6	21.8	7.0	7.6	8.1	9.9	32.6
Music	25.0	25.0	25.0	25.0	100.0	26.3	26.3	26.3	26.3	105.0
Radio (HBC)	89.4	100.2	98.9	92.5	381.0	75.7	109.2	107.6	100.8	393.4
Total revenue	386.6	504.4	476.8	482.4	1,849.3	434.2	536.9	533.8	542.0	2,147.0
Core TV broadcast group	287.5	374.2	340.6	358.3	1,360.6	325.3	493.9	391.7	405.1	1,615.9
Network (UVN, 60%TF, 50%Gala)	175.0	217.0	192.7	205.8	790.5	199.9	313.7	220.0	235.1	968.6
% chg network	12%	12%	8%	18%	13%	14%	45%	14%	14%	23%
Direct operating expenses (x-program rig	95.5	88.0	92.4	87.9	363.8	99.0	167.6	97.3	91.3	455.3
Univision	63.8	57.3	61.4	57.0	239.5	67.0	136.3	65.7	59.9	328.8
Telefutura	13.3	13.8	13.6	13.7	54.4	15.3	15.6	15.9	15.7	62.5
Online	4.0	4.0	4.0	4.0	16.0	4.4	4.4	4.4	4.4	17.6
Music	14.4	13.2	13.2	13.2	54.0	12.4	11.3	11.3	11.3	46.4
Corporate	0.1	0.2	0.1	0.1	0.5	0.1	0.2	0.1	0.1	0.6
SG&A (x-corp)	89.3	102.6	90.1	88.8	371.0	98.8	112.9	99.4	97.9	408.6
Univision	62.1	75.1	82.8	62.9	282.9	66.5	80.3	67.2	67.3	281.3
Telefutura	14.5	15.9	15.6	14.2	60.1	16.7	18.3	17.9	16.3	69.2
Online	3.0	3.0	3.0	3.0	12.0	3.0	3.0	3.0	3.0	12.0
Music	9.6	8.6	8.8	8.8	36.0	12.4	11.3	11.3	11.3	46.4
Corporate	3.5	4.0	4.3	4.4	16.3	3.7	4.2	4.5	4.6	17.1
Telefutura expenses x prog rights	27.9	29.4	29.4	27.8	114.5	32.0	33.8	33.8	32.0	131.7
Puerto Rico	-	-	-	-	-	-	-	-	-	-
Online/internet expenses	7.0	7.0	7.0	7.0	28.0	7.4	7.4	7.4	7.4	29.6
Music expenses	24.0	22.0	22.0	22.0	90.0	24.7	22.7	22.7	22.7	92.7
HBC Radio expenses (incl. G&A)	49.4	58.7	56.7	55.1	219.9	52.2	62.0	59.8	58.2	232.1
Program rights fee as % revenues	11.5%	11.5%	11.3%	11.6%	11.5%	11.8%	10.5%	11.6%	11.8%	11.3%
New program rights fees	4.8	7.3	7.2	7.2	26.5	8.2	9.2	9.0	9.0	33.4
Old program rights fees	38.8	50.9	48.6	49.7	188.0	45.0	57.6	52.7	55.0	210.3
	84.1	151.1	136.2	152.8	524.2	105.9	178.1	163.0	183.3	628.2
Operating Cash Flow	104.1	192.5	178.4	190.2	665.3	129.4	223.3	210.9	225.9	789.6
Operating Cash Flow xOnline	108.4	194.4	180.0	190.6	671.5	129.7	223.1	210.2	223.4	786.5
Operating Cash Flow Margin	26.9%	38.2%	37.5%	39.4%	36.0%	29.8%	35.1%	39.5%	41.7%	36.8%
Operating Cash Flow Growth	16%	12%	12%	24%	16%	24%	16%	18%	19%	19%
Operating Cash Flow Growth xOnline	15%	12%	12%	24%	16%	22%	15%	17%	17%	17%
Price										
Network	5%	5%	6%	6%	6%	4%	4%	4%	4%	4%
Stations	5%	5%	5%	5%	5%	5%	5%	5%	5%	5%
Volume										
Network	7%	7%	12%	12%	10%	10%	10%	10%	10%	10%
Stations	3%	5%	8%	8%	6%	6%	6%	6%	6%	6%
Price x Volume										
Network	12%	12%	19%	19%	16%	14%	14%	14%	14%	14%
Stations	8%	10%	13%	13%	11%	11%	11%	11%	11%	11%
Revenue Mix										
Network	40%	38%	35%	37%	37%	41%	34%	35%	38%	37%
Stations	25%	27%	28%	27%	27%	25%	24%	28%	27%	26%
Same-station - core tv	10.9%	11.6%	10.1%	16.3%	12.2%	13.2%	33.9%	13.0%	13.0%	18.8%
Total pro forma	9.5%	8.5%	7.8%	12.0%	9.4%	12.3%	28.3%	12.2%	12.4%	16.1%
Fonovisa										
Revenues	25.0	25.0	25.0	25.0	100.0	26.3	26.3	26.3	26.3	105.0
Expenses	24.0	22.0	22.0	22.0	90.0	24.7	22.7	22.7	22.7	92.7
EBITDA	1.0	3.0	3.0	3.0	10.0	1.5	3.6	3.6	3.6	12.3
Disa (50% owned, w/put in june08 at 375m)										
Revenues	14.0	16.4	21.1	13.5	65.0	14.0	16.4	21.1	13.5	65.0
Expenses	14.0	11.9	15.7	13.6	55.2	14.0	11.9	15.7	13.6	55.2
EBITDA	-	4.4	5.4	(0.1)	9.7	-	4.4	5.4	(0.1)	9.7
Raycom Puerto Rico TVs (assume buys at Dec 31, 2004 for $190m - TV has right to buy 25%)										
Revenue	12.6	16.4	18.0	20.3	67.3	14.5	17.5	19.3	21.7	73.0
Expenses	9.9	14.1	13.8	13.1	50.9	10.4	14.8	14.5	13.8	53.5
EBITDA	2.7	2.3	4.2	7.2	16.3	4.1	2.7	4.8	7.9	19.5
Hispanic Broadcasting										
Revenues	70.8	102.2	100.9	94.4	368.3	77.2	111.4	110.0	102.9	401.5
Pro forma interco rev	(1.4)	(2.0)	(2.0)	(1.9)	(7.4)	(1.5)	(2.2)	(2.2)	(2.1)	(8.0)
Expenses	47.8	57.8	55.7	54.0	215.3	50.7	61.2	59.0	57.2	228.2
Pro forma interco exp	(1.4)	(2.0)	(2.0)	(1.9)	(7.4)	(1.5)	(2.2)	(2.2)	(2.1)	(8.0)
Synergy	-	-	-	-	-	-	-	-	-	-
BCF	23.0	44.4	45.2	40.4	153.1	26.5	50.2	51.0	45.7	173.3
Divisional overhead expense	3.0	3.0	3.0	3.0	12.0	3.0	3.0	3.0	3.0	12.0
EBITDA	20.0	41.4	42.2	37.4	141.1	23.5	47.2	48.0	42.7	161.3
% chg	26%	19%	20%	21%	21%	18%	14%	14%	14%	14%

Source: Company documents, Thomas Weisel Partners LLC estimates

Univision Communications Inc.
Divisional Summary

	2003A					2004A					2005E					2006E				
	Q1A	Q2A	Q3A	Q4A	FY	Q1A	Q2A	Q3A	Q4A	FY	Q1E	Q2E	Q3E	Q4E	FY	Q1E	Q2E	Q3E	Q4E	FY
Television revenue																				
Univision/Galavision	213.5	261.4	256.1	267.1	998.0	239.1	304.4	282.4	278.9	1,104.8	265.1	339.6	310.8	324.5	1,239.9	300.0	454.8	351.1	366.8	1,472.6
Telefutura	18.0	26.5	27.8	27.9	100.2	20.2	31.0	30.7	29.0	111.0	22.4	34.6	35.9	33.8	126.6	25.3	39.1	40.6	38.3	143.3
Puerto Rico	10.7	12.8	13.9	16.1	53.5	11.4	14.3	15.0	16.9	57.6	12.6	16.4	18.0	20.3	67.3	14.5	17.5	19.3	21.7	73.0
Total	242.2	300.7	297.8	311.0	1,151.7	270.8	349.6	328.1	324.8	1,273.4	300.1	390.6	364.6	378.6	1,433.8	339.8	511.4	410.9	426.8	1,688.9
% change	16%	0%	24%	18%	14%	12%	16%	10%	4%	11%	11%	12%	11%	17%	13%	13%	31%	13%	13%	18%
Television expenses																				
Univision/Galavision	136.2	149.2	145.3	141.9	572.6	152.4	168.0	156.0	152.6	629.0	165.7	183.3	170.8	168.6	688.3	178.5	274.2	185.5	182.2	820.3
Telefutura	24.7	27.0	27.6	28.9	108.3	28.5	30.8	31.2	29.4	120.0	32.7	36.7	36.6	35.0	141.0	38.2	43.0	42.8	41.0	165.1
Puerto Rico	8.6	9.6	9.6	10.2	38.0	9.0	12.5	12.0	11.1	44.6	9.9	14.1	13.8	13.1	50.9	10.4	14.8	14.5	13.8	53.5
Total	169.5	185.8	182.5	181.0	718.9	189.9	211.3	199.2	193.1	793.5	208.2	234.1	221.2	216.7	880.3	227.1	332.0	242.8	237.0	1,038.9
% change	17%	-11%	23%	20%	10%	12%	14%	9%	7%	10%	10%	11%	11%	12%	11%	9%	42%	10%	9%	18%
Television BCF																				
Univision/Galavision	77.2	112.1	110.8	125.2	425.4	86.8	136.4	126.4	126.3	475.8	99.4	156.3	140.0	155.9	551.6	121.5	180.6	165.6	184.6	652.3
Telefutura	(6.7)	(0.5)	0.2	(1.1)	(8.1)	(8.3)	0.2	(0.5)	(0.4)	(9.0)	(10.3)	(2.1)	(0.8)	(1.2)	(14.4)	(12.9)	(3.9)	(2.3)	(2.7)	(21.8)
Puerto Rico	2.1	3.2	4.3	5.9	15.5	2.5	1.8	3.0	5.8	13.0	2.7	2.3	4.2	7.2	16.3	4.1	2.7	4.8	7.9	19.5
Total	72.6	114.9	115.3	130.0	432.8	80.9	138.3	128.9	131.7	479.8	91.8	156.5	143.4	161.9	553.6	112.7	179.4	168.1	189.8	650.0
Total EBITDA (after Corporate)	69.3	111.1	111.2	125.9	417.6	77.4	134.3	124.7	127.4	463.9	88.1	152.3	139.0	157.4	536.8	108.8	175.0	163.4	185.1	632.4
% change	15%	25%	26%	14%	20%	12%	21%	12%	1%	11%	14%	13%	11%	24%	16%	23%	15%	18%	18%	18%
Online																				
Revenue	2.7	3.2	4.1	6.0	16.0	3.9	4.2	4.5	5.5	18.1	4.7	5.1	5.4	6.6	21.8	7.0	7.6	8.1	9.9	32.6
Expenses	6.3	5.7	5.8	7.2	25.0	6.4	6.3	5.9	6.3	24.8	7.0	7.0	7.0	7.0	28.0	7.4	7.4	7.4	7.4	29.6
EBITDA	(3.6)	(2.5)	(1.7)	(1.2)	(9.0)	(2.5)	(2.1)	(1.4)	(0.8)	(6.7)	(2.3)	(1.9)	(1.6)	(0.4)	(6.3)	(0.4)	0.2	0.7	2.5	3.0
Music																				
Revenue	27.5	29.1	25.7	30.9	113.2	26.4	34.0	33.8	33.4	127.6	25.0	25.0	25.0	25.0	100.0	26.3	26.3	26.3	26.3	105.0
Expenses	23.9	26.3	24.6	28.8	103.6	24.6	28.0	29.7	31.8	114.1	24.0	22.0	22.0	22.0	90.0	24.7	22.7	22.7	22.7	92.7
EBITDA	3.6	2.8	1.1	2.1	9.6	1.8	6.0	4.1	1.6	13.5	1.0	3.0	3.0	3.0	10.0	1.5	3.6	3.6	3.6	12.3
Radio																				
Revenue	54.8	75.4	79.1	75.5	284.8	63.3	91.0	89.9	84.1	328.3	69.4	100.2	98.9	92.5	361.0	75.7	109.2	107.8	100.8	393.4
Expenses	40.5	45.5	47.7	45.8	179.6	44.3	53.7	51.7	50.2	199.9	46.4	55.7	53.7	52.1	207.9	49.2	59.0	56.8	55.2	220.1
EBITDA pre Corporate	14.3	29.9	31.4	29.7	105.3	18.9	37.4	38.2	33.9	128.4	23.0	44.4	45.2	40.4	153.1	26.5	50.2	51.0	45.7	173.3
EBITDA after Corporate	10.0	27.1	28.1	26.7	91.8	15.8	34.8	35.1	30.9	116.6	20.0	41.4	42.2	37.4	141.1	23.5	47.2	48.0	42.7	161.3
Revenue % chg	6%	10%	13%	15%	11%	15%	21%	14%	11%	15%	10%	10%	10%	10%	10%	9%	9%	9%	9%	9%
EBITDA % change	-30%	20%	17%	22%	11%	59%	29%	25%	16%	27%	26%	19%	20%	21%	21%	18%	14%	14%	14%	14%
Pro forma revenue (x FAS 46 Disa/Ray	**327.2**	**408.4**	**408.7**	**423.5**	**1,565.7**	**364.4**	**478.9**	**456.3**	**447.8**	**1,747.4**	**399.1**	**520.8**	**493.9**	**502.7**	**1,916.5**	**448.7**	**654.5**	**553.1**	**563.7**	**2,220.0**
Pro forma divisional expenses	240.3	263.3	260.7	262.9	1,027.1	265.2	299.3	286.5	281.4	1,132.4	285.7	318.8	303.9	297.8	1,206.2	308.4	421.1	329.7	322.2	1,381.3
Corporate expenses	7.6	6.7	7.3	7.1	28.7	6.6	6.5	7.3	7.3	27.8	6.7	7.2	7.4	7.5	28.8	6.8	7.4	7.7	7.7	29.6
Pro forma EBITDA	**79.3**	**138.5**	**139.7**	**153.5**	**509.9**	**92.6**	**173.1**	**162.5**	**159.2**	**587.3**	**106.8**	**194.8**	**182.6**	**197.4**	**681.6**	**133.5**	**226.0**	**215.7**	**233.9**	**809.0**
% change revenue						11%	17%	12%	6%	12%	10%	9%	8%	12%	10%	12%	26%	12%	12%	16%
% change expenses						10%	14%	10%	7%	10%	8%	7%	6%	6%	7%	8%	32%	9%	8%	15%
% change corporate expense						-14%	-2%	0%	3%	-3%	1%	10%	1%	3%	4%	3%	3%	3%	3%	3%
% change EBITDA						17%	25%	16%	4%	15%	15%	13%	12%	24%	16%	25%	16%	18%	18%	19%
Revenue excluding HBC	272.4	333.0	329.6	347.9	1,280.9	301.1	387.9	366.4	363.7	1,419.1	329.7	420.6	395.0	410.2	1,555.6	373.0	545.3	445.3	462.9	1,826.5
EBITDA excluding HBC	69.3	111.4	111.6	126.8	418.2	76.7	138.3	127.4	128.3	470.6	86.8	153.3	140.4	160.0	540.5	110.0	178.8	167.7	191.2	647.7
% change revenue excl HBC	27%	3%	22%	22%	17%	11%	16%	11%	5%	11%	10%	8%	8%	13%	10%	13%	30%	13%	13%	17%
% change EBITDA excl HBC	26%	28%	30%	22%	26%	11%	24%	14%	1%	13%	13%	11%	10%	25%	15%	27%	17%	19%	20%	20%

Source: Company documents, Thomas Weisel Partners LLC estimates

Univision Communications Broadcast Properties and Market Summaries

Hispanic Market Rank	Market	Total Pop (000)	Hispanic Pop (000)	% Hispanic	TV: 2003 Revenue ($mn)	TV: A18-49 Share	TV: O&O Stations	TV: Network Affiliation	TV: Major Competitors	Radio: 2004 Revenue ($mn)	Radio: 4-Book Avg Ratings Share	Radio: FM Stations	Radio: AM Stations	Radio: Major Competitors
1	Los Angeles, CA	17,544.6	7,611.1	44.5%	$1,573.6	23.6%	KMEX-TV KFTR -TV	Univision Telefutura	Liberman, Telemundo, TV Azteca	$1,054.0	8.8	KSCA-FM KLVE-FM KRCD-FM KRCV-FM	KTNQ-AM	SBS, Entravision, Liberman
[redacted]														
3	Chicago, IL	9,654.2	1,838.0	19.0%	$859.8	13.1%	WGBO-T\ WXFT-TV	Univision Telefutura	Telemundo, TV Azteca	$581.3	5.7	WVIV-FM WOJO-FM WVIX-FM	WRTO-AM WIND-AM	Multicultural Bcg, NewsWeb
[redacted]														
5	Houston, TX	5,459.2	1,822.6	33.4%	$451.6	16.5%	KXLN-TV KFTH-TV	Univision Telefutura	Liberman, Telemundo, TV Azteca	$358.4	16.6	KLTN-FM KQBU-FM KOBT-FM KOVE-FM KPTY-FM KLTO-FM	KLAT-AM KRTX-AM	Liberman
[redacted]														
7	San Francisco, CA	7,013.3	1,491.8	21.3%	$670.5	9.3%	KDTV-TV KDTV-CA KFSF-TV	Univision Univision Telefutura	Telemundo, TV Azteca	$424.8	4.9	KSOL-FM KSQL-FM KVVF-FM		SBS, Entravision, Multicultural Bcg
[redacted]														
9	Phoenix, AZ	4,443.3	1,208.0	27.2%	$376.1	18.2%	KTVW-TV KTVW-CA KFPH-TV KFPH-CA K21GC	Univision Univision Telefutura Telefutura Telefutura	Telemundo, TV Azteca	$221.2	6.6	KHOT-FM KHOV-FM KKMR-FM KMRR-FM KOMR-FM		Entravision
[redacted]														
11	San Diego, CA	2,976.5	927.6	31.2%	$288.8				Liberman, Telemundo, TV Azteca	$194.5	6.1	KLQV-FM KLNV-FM		Entravision, Uni-Radio
[redacted]														
13	Sacramento, CA	3,702.8	892.4	24.1%	$221.3	4.0%	KUVS-TV KTFK-TV KEZT-CA KEXT-CA	Univision Telefutura Telefutura Telefutura	Telemundo, TV Azteca	$149.5	0.8	KOSL-FM		Entravision
[redacted]														
15	Albuquerque, NM	1,781.9	740.7	41.6%	$104.5		KTFQ-TV	Telefutura	Telemundo, TV Azteca	$46.3	13.3	KKSS-FM KAJZ-FM KKRG-FM KJFA-FM KIOT-FM		Entravision, American General Media
[redacted]														
17	Washington, DC	6,047.8	545.2	9.0%	$493.5		WFDC-TV	Telefutura	Telemundo	$402.2				
[redacted]														

Sources: Univision, BIA, Radio & Record Online, Synovate, company documents, Thomas Weisel Partners

Univision Communications Broadcast Properties and Market Summaries

Hispanic Market Rank	Market	Total Pop (000)	Hispanic Pop (000)	% Hispanic	TV: 2003 Revenue ($mn)	TV: A18-49 Share	TV: O&O Stations	TV: Network Affiliation	TV: Major Competitors	Radio: 2004 Revenue ($mn)	Radio: 4-Book Avg Ratings Share	Radio: FM Stations	Radio: AM Stations	Radio: Major Competitors
19	Austin, TX	1,626.0	471.7	29.0%	$123.8	12.0%	KAKW-TV KDAS-CA	Univision Univision	TV Azteca	$86.5	2.9	KINV-FM KDOS-FM		Border Media
[redacted]														
21	Atlanta, GA	5,748.3	433.6	7.5%	$518.4	2.0%	WUVG-TV	Univision	Telemundo	$395.5				
[redacted]														
23	Boston, MA	6,309.4	417.7	6.6%	$559.8		WUTF-TV	Telefutura	Telemundo	$359.2				
[redacted]														
25	Tucson, AZ	1,088.7	385.9	35.4%	$69.1	10.9%	KUVE-TV KUVE-CA KTAZ-CA K48GX KFTU-TV	Univision Univision Telefutura Telefutura Telefutura	Telemundo, TV Azteca	$47.0				
[redacted]														
30	Salt Lake City, UT	2,568.9	279.2	10.9%	$146.4		KBCU-TV	Independent	Telemundo, TV Azteca	$94.5				
[redacted]														
48	Amarillo, TX	518.0	142.9	27.6%	$23.6		KEAT-LP	Univision	Telemundo	$9.9				
[redacted]														

Sources: Univision, BIA, Radio & Record Online, Synovate, company documents, Thomas Weisel Partners

Entravision Communications Corporation

Quarterly Income Statement

($ in millions except per share amounts)

FYE 12/31	1999	2000	2001	2002	2003			2004A					2005E					2006E		
	FY	FY	FY	FY	FY	Q1A	Q2A	Q3A	Q4A	FY	Q1E	Q2E	Q3E	Q4E	FY	Q1E	Q2E	Q3E	Q4E	FY
Net revenues	59.0	154.0	208.9	238.5	242.7	52.0	68.9	70.0	68.0	259.1	55.7	74.7	75.8	72.5	278.6	60.4	81.0	84.2	80.6	306.2
Direct operating expenses	24.4	59.0	100.3	113.9	111.1	26.0	28.7	28.8	29.1	112.6	27.9	29.6	31.2	30.8	119.5	29.2	31.0	32.6	32.3	125.1
SG&A	11.6	38.6	42.5	47.5	50.9	12.7	11.3	13.3	12.5	49.8	12.0	12.7	13.4	13.2	51.2	12.5	13.3	14.0	13.8	53.6
Broadcast cash flow	22.9	56.4	66.2	77.0	80.8	13.4	28.9	28.0	26.4	96.7	15.8	32.5	31.3	28.4	108.0	18.7	36.8	37.6	34.5	127.5
Corporate expenses	5.8	12.7	15.6	16.7	14.3	4.0	4.1	4.4	4.2	16.8	4.2	4.5	4.5	4.5	17.7	4.3	4.7	4.7	4.7	18.4
Operating cash flow (EBITDA)	17.1	43.7	50.5	60.3	66.5	9.4	24.8	23.6	22.2	79.9	11.7	28.0	26.8	23.9	90.3	14.4	32.1	32.9	29.8	109.2
Depreciation & amortization	16.0	69.2	120.0	39.4	43.8	10.8	11.2	10.4	10.4	42.8	11.3	11.5	11.7	11.9	46.4	12.1	12.3	12.5	12.7	49.6
Non-cash stock based comp	29.1	5.8	3.2	2.9	1.4	(0.0)	(0.0)	0.1	0.1	0.1	0.3	0.3	0.3	0.3	1.2	0.3	0.3	0.3	0.3	1.2
Operating income	(28.0)	(31.4)	(72.7)	17.9	21.3	(1.4)	13.5	13.1	11.8	37.0	0.1	16.2	14.8	11.7	42.8	2.0	19.5	20.1	16.8	58.4
Interest expense (income)	9.6	23.9	21.0	24.7	26.7	6.8	6.6	6.7	7.7	27.8	6.5	8.3	8.3	8.1	33.3	7.9	7.6	7.3	7.0	29.8
Non-cash interest expense	2.5	39.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Pretax income	(40.1)	(95.0)	(93.7)	(6.8)	(5.5)	(8.2)	6.9	6.4	4.0	9.2	(8.4)	7.8	6.4	3.7	9.5	(5.9)	11.9	12.8	9.8	28.6
Taxes (benefit)	(2.5)	(5.9)	(23.0)	0.6	1.0	(2.4)	3.4	3.0	1.6	5.6	(3.4)	3.1	2.6	1.5	3.8	(2.4)	4.8	5.1	3.9	11.4
Accretion of preferred stock redemption value		2.4	10.1	10.2	11.3	3.0	3.1	-	-	6.1	-	-	-	-	-	-	-	-	-	-
Equity in loss (income) of noncon affiliate			0.0	(0.2)	(0.2)	0.1	(0.1)	(0.1)	(0.0)	(0.0)	(0.2)	(0.2)	(0.2)	(0.2)	(0.8)	(0.2)	(0.2)	(0.2)	(0.2)	(0.8)
Net to common B4 one-time items	(37.6)	(91.5)	(80.9)	(17.4)	(17.6)	(8.9)	0.5	3.4	2.4	(2.5)	(4.9)	4.9	4.1	2.4	6.5	(3.3)	7.4	7.9	6.1	18.0
Non-recurring/ extra items (gains)	-	0.2	(4.9)	45.3	(8.2)	(0.6)	(1.4)	9.5	(0.2)	7.2	-	-	-	-	-	-	-	-	-	-
Net income	(37.6)	(91.7)	(76.0)	(62.7)	(9.4)	(8.3)	2.0	(6.1)	2.6	(9.7)	(4.9)	4.9	4.1	2.4	6.5	(3.3)	7.4	7.9	6.1	18.0
EPS B4 one-time items - diluted	(1.16)	(1.38)	(0.70)	(0.15)	(0.16)	(0.10)	0.00	0.03	0.02	(0.02)	(0.04)	0.04	0.03	0.02	0.05	(0.03)	0.06	0.06	0.05	0.14
EPS reported -diluted	(1.16)	(1.38)	(0.66)	(0.53)	(0.08)	(0.09)	0.02	(0.05)	0.02	(0.09)	(0.04)	0.04	0.03	0.02	0.05	(0.03)	0.06	0.06	0.05	0.14
ATCF B4 one-time items - diluted, reported	0.23	0.30	0.28	0.33	0.32	0.02	0.14	0.13	0.11	0.42	0.02	0.16	0.15	0.12	0.45	0.05	0.19	0.20	0.18	0.63
ATCF B4 one-time items - diluted to common	0.23	0.26	0.19	0.25	0.22	0.00	0.12	0.13	0.11	0.37	0.02	0.16	0.15	0.12	0.45	0.05	0.19	0.20	0.18	0.63
FCF B4 one-time items - diluted to common	(0.16)	(0.35)	(0.10)	0.08	0.12	(0.01)	0.03	0.06	0.11	0.19	0.04	0.01	0.11	0.14	0.30	0.10	0.03	0.16	0.17	0.45
Average shares outstanding	32.4	66.4	115.2	119.1	112.7	87.1	87.2	124.1	124.2	105.7	124.6	124.6	124.6	124.6	124.6	125.0	125.0	125.0	125.0	125.0
Diluted avg shares outstanding	32.4	66.4	115.2	119.1	121.2	124.0	124.5	124.1	124.4	124.3	124.6	124.6	124.6	124.6	124.6	125.0	125.0	125.0	125.0	125.0
If converted shares outstanding	32.4	68.8	121.1	125.0	127.0	129.9	130.3	127.5	124.4	128.0	124.6	124.6	124.6	124.6	124.6	125.0	125.0	125.0	125.0	125.0
Margins:																				
Broadcast cash flow	38.9%	36.6%	31.7%	32.3%	33.3%	25.7%	41.9%	40.0%	38.9%	37.3%	28.4%	43.5%	41.3%	39.2%	38.7%	30.9%	45.4%	44.6%	42.8%	41.7%
G&A	9.8%	8.3%	7.5%	7.0%	5.9%	7.7%	6.0%	6.3%	6.2%	6.5%	7.5%	6.0%	5.9%	6.2%	6.3%	7.1%	5.8%	5.6%	5.8%	6.0%
Operating cash flow margin	29.0%	28.4%	24.2%	25.3%	27.4%	18.0%	35.9%	33.6%	32.7%	30.9%	20.9%	37.4%	35.3%	33.0%	32.4%	23.8%	39.6%	39.1%	37.0%	35.7%
Pretax income	-67.9%	-61.7%	-44.9%	-2.9%	-2.3%	-15.7%	10.1%	9.1%	5.9%	3.5%	-15.1%	10.5%	8.5%	5.0%	3.4%	-9.8%	14.7%	15.2%	12.1%	9.3%
Effective tax rate	6.2%	6.2%	24.5%	-8.5%	-17.7%	29.6%	48.4%	47.3%	40.3%	60.7%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%
Net margin	-63.7%	-59.4%	-38.7%	-7.3%	-7.2%	-17.1%	0.8%	4.9%	3.5%	-1.0%	-8.7%	6.6%	5.3%	3.3%	2.3%	-5.5%	9.1%	9.3%	7.5%	5.9%
Percentage change:																				
Pro forma revenues		7%	-3%	16%	9%	8%	7%	9%	11%	9%	7%	8%	8%	7%	8%	8%	8%	11%	11%	10%
Pro forma operating expenses		3%	2%	16%	9%	6%	2%	3%	3%	3%	3%	5%	6%	6%	5%	5%	5%	5%	5%	5%
Pro forma EBITDA		15%	-12%	17%	17%	-1%	18%	22%	33%	20%	25%	13%	14%	8%	13%	23%	15%	23%	25%	21%
Net revenue		161%	36%	14%	2%	-2%	7%	9%	11%	7%	7%	8%	8%	7%	8%	8%	8%	11%	11%	10%
EBITDA		155%	16%	19%	10%	0%	18%	22%	33%	20%	24%	13%	14%	8%	13%	23%	15%	23%	25%	21%
Operating income		12%	132%	-125%	19%	-30%	47%	57%	107%	74%	-108%	20%	13%	0%	16%	1588%	21%	36%	43%	37%
Pretax income		137%	-1%	-93%	-20%	-1%	231%	302%	-540%	-267%	3%	13%	1%	-9%	3%	-30%	52%	99%	167%	202%
EPS B4 one-time items		19%	-49%	-79%	7%	32%	-133%	-235%	-140%	-85%	-62%	802%	18%	-1%	-319%	-32%	50%	93%	152%	176%
ATCF per share, reported		28%	-7%	19%	-5%	18%	29%	30%	42%	32%	-9%	8%	10%	9%	8%	119%	25%	39%	44%	40%
ATCF per share to common		12%	-27%	29%	-9%	-135%	34%	66%	103%	65%	4092%	31%	13%	9%	22%	119%	25%	39%	44%	40%
Free cash flow per share		116%	-72%	-180%	51%	-82%	-50%	1658%	12%	61%	-635%	-69%	91%	25%	56%	129%	228%	39%	24%	50%
Diluted shares outstanding		105%	74%	3%	2%	3%	1%	3%	3%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Other:																				
Net income B4 non-recurring	(37.6)	(91.5)	(79.3)	(17.4)	(17.6)	(8.9)	0.5	3.4	2.4	(2.5)	(4.9)	4.9	4.1	2.4	6.5	(3.3)	7.4	7.9	6.1	18.0
Plus: Depreciation & amortization	16.0	69.2	120.0	39.4	43.8	10.8	11.2	10.4	10.4	42.8	11.3	11.5	11.7	11.9	46.4	12.1	12.3	12.5	12.7	49.6
Plus: Deferred taxes	(2.5)	(5.9)	(23.0)	0.6	(0.7)	(2.7)	3.0	2.5	1.3	4.2	(3.9)	2.6	2.1	1.0	1.8	(2.9)	4.3	4.6	3.4	9.4
Plus: Accretion of pref. stock redemption value	-	2.4	10.1	10.2	11.3	3.0	3.1	-	-	6.1	-	-	-	-	-	-	-	-	-	-
Plus: Other add-backs (non-cash comp)	31.6	45.5	4.2	6.6	1.4	0.9	(0.0)	0.1	0.1	1.0	0.3	0.3	0.3	0.3	1.2	0.3	0.3	0.3	0.3	1.2
Equals: After-tax cash flow	7.5	19.8	32.1	39.4	38.3	3.1	17.9	16.4	14.2	51.6	2.8	19.3	18.1	15.6	55.8	6.2	24.2	25.3	22.5	78.2
Less: Capital expenditures	12.8	23.7	26.1	16.2	16.9	3.4	3.4	4.3	4.3	15.4	3.5	4.0	4.0	4.0	15.5	4.0	4.0	4.0	4.0	16.0
Less: Working capital needs (sources)		17.0	7.2	3.5	(4.5)	(2.4)	7.6	4.6	(3.8)	6.1	(5.9)	14.2	0.2	(5.7)	2.8	(9.7)	16.4	1.8	(2.9)	5.6
Equals: Free cash flow	(5.3)	(20.9)	(1.2)	19.6	25.8	2.1	6.8	7.5	13.8	30.1	5.2	1.2	13.9	17.3	37.5	12.0	3.8	19.4	21.4	56.6
Free cash flow/share	(0.16)	(0.35)	(0.10)	0.08	0.12	(0.01)	0.03	0.06	0.11	0.19	0.04	0.01	0.11	0.14	0.30	0.10	0.03	0.16	0.17	0.45
Net debt	165.2	185.9	233.9	293.5	357.9	346.3	308.8	445.8	431.7	431.7	419.6	418.3	404.2	386.7	386.7	374.6	370.6	350.9	329.3	329.3
Net debt/Pro forma EBITDA	3.4	3.4	4.8x	5.1x	5.4x					5.4x					4.3x					3.0x

Source: Company documents and Thomas Weisel Partners LLC estimates

Entravision Communications Corporation
Quarterly Balance Sheet
($ in millions except per share amounts)

FYE 12/31	1999 FY	2000 FY	2001 FY	2002 FY	2003 FY	2004E Q1A	2004E Q2A	2004E Q3A	2004E Q4E	2004E FY
Cash and equivalents	2.4	69.2	19.0	12.6	19.8	13.3	12.9	36.8	41.0	41.0
Restricted cash	-	-	-	-	-	-	-	-	-	-
Accounts receivable	12.4	38.3	44.1	51.8	49.5	42.2	55.8	56.3	55.5	55.5
Related parties	0.3	0.3	-	-	-	-	-	-	-	-
Prepaids, other	0.4	3.0	6.3	5.2	40.5	39.6	13.5	10.8	10.8	10.8
Deferred taxes	-	11.2	4.5	4.0	-	-	-	-	-	-
Current assets	15.4	122.1	74.0	73.5	109.8	95.2	82.2	103.9	107.2	107.2
PP&E, net	27.2	169.3	181.1	181.2	170.6	161.9	158.5	156.8	160.0	160.0
Intangibles, net	152.4	1,257.3	1,268.4	1,300.3	1,387.1	1,382.4	1,377.8	1,396.2	1,386.9	1,386.9
Other	10.0	11.8	12.1	18.5	19.4	17.9	18.6	21.6	21.6	21.6
Total assets	205.0	1,560.5	1,535.5	1,573.5	1,687.0	1,657.4	1,637.1	1,678.5	1,675.7	1,675.7
Current maturities of notes payable	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Current maturities of long-term debt	1.4	2.5	3.3	1.4	1.2	1.2	1.2	1.2	1.2	1.2
Accts payable and accrued expenses	7.5	30.3	25.2	27.7	26.6	21.9	29.2	25.1	28.1	28.1
Current liabilities	9.1	32.9	28.7	29.2	27.9	23.2	30.5	26.4	29.4	29.4
Subordinated notes to Univision	10.0	-	-	-	-					-
Notes payable, less current maturities	155.9	252.5	249.4	304.5	376.4	358.4	321.4	481.3	471.3	471.3
Deferred taxes and other	2.0	139.1	179.3	123.8	124.4	122.4	126.6	135.9	137.5	137.5
Redeemable convertible preferred	-	80.6	90.7	100.9	112.3	115.3	118.4	-	-	-
Shareholders' equity	28.0	1,055.4	987.4	1,015.0	1,046.0	1,038.1	1,040.2	1,034.9	1,037.5	1,037.5
Liabilities and shareholders' equity	205.0	1,560.5	1,535.5	1,573.5	1,687.0	1,657.4	1,637.1	1,678.5	1,675.7	1,675.7
Check	-	-	-	-	-	-	-	-	-	-
DSOs		53.7	70.3	71.1	76.1	80.2	69.5	73.1	65.3	72.8
Total debt/capital										
Book value/share	$ 0.86	$ 15.89	$ 8.57	$ 8.52	$ 9.28	$ 11.91	$ 11.93	$ 8.34	$ 8.36	$ 9.82
ROAE										
ROAA										
ATCFROAA										
Net working capital (excl cash)	5.5	22.6	29.7	33.2	63.5	60.0	40.1	42.0	38.2	38.2

FYE 12/31	2005E Q1E	2005E Q2E	2005E Q3E	2005E Q4E	2005E FY	2006E Q1E	2006E Q2E	2006E Q3E	2006E Q4E	2006E FY
Cash and equivalents	38.0	39.3	33.5	35.9	35.9	28.1	12.1	11.7	13.3	13.3
Restricted cash	-	-	-	-	-	-	-	-	-	-
Accounts receivable	46.4	61.6	61.8	59.1	59.1	50.3	66.8	68.6	65.7	65.7
Related parties	-	-	-	-	-	-	-	-	-	-
Prepaids, other	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0
Deferred taxes	-	-	-	-	-	-	-	-	-	-
Current assets	99.4	115.9	110.2	110.0	110.0	93.4	93.8	95.3	94.0	94.0
PP&E, net	162.4	165.3	168.1	170.9	170.9	173.7	176.5	179.2	181.9	181.9
Intangibles, net	1,376.7	1,366.4	1,355.8	1,345.1	1,345.1	1,334.2	1,323.2	1,311.9	1,300.5	1,300.5
Other	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0
Total assets	1,653.5	1,662.5	1,649.2	1,641.0	1,641.0	1,616.3	1,608.5	1,601.4	1,591.4	1,591.4
Current maturities of notes payable	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Current maturities of long-term debt	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Accts payable and accrued expenses	29.1	30.1	30.1	33.1	33.1	34.1	34.1	34.1	34.1	34.1
Current liabilities	30.4	31.4	31.4	34.4	34.4	35.4	35.4	35.4	35.4	35.4
Subordinated notes to Univision					-					-
Notes payable, less current maturities	456.3	456.3	436.3	421.3	421.3	401.3	381.3	361.3	341.3	341.3
Deferred taxes and other	134.1	137.3	139.8	141.3	141.3	138.9	143.7	148.8	152.7	152.7
Redeemable convertible preferred	-	-	-	-	-	-	-	-	-	-
Shareholders' equity	1,032.7	1,037.6	1,041.6	1,044.0	1,044.0	1,040.7	1,048.1	1,055.9	1,062.0	1,062.0
Liabilities and shareholders' equity	1,653.5	1,662.5	1,649.2	1,641.0	1,641.0	1,616.3	1,608.5	1,601.4	1,591.4	1,591.4
Check	-	-	-	-	-	-	-	-	-	-
DSOs	83.2	71.3	74.2	66.2	74.3	82.4	70.7	74.2	65.5	73.9
Total debt/capital										
Book value/share	$ 8.29	$ 8.33	$ 8.36	$ 8.38	$ 8.38	$ 8.33	$ 8.39	$ 8.45	$ 8.50	$ 8.50
ROAE										
ROAA										
ATCFROAA										
Net working capital (excl cash)	32.3	46.5	46.7	41.0	41.0	31.3	47.7	49.6	46.6	46.6

Source: Company documents and Thomas Weisel Partners LLC estimates

Entravision Communications Corporation
Pro Forma
($ in millions except per share amounts)

FYE 12/31	1999	2000	2001	2002	2003			2004A					2005E					2006E		
	FY	FY	FY	FY	FY	Q1A	Q2A	Q3A	Q4A	FY	Q1E	Q2E	Q3E	Q4E	FY	Q1E	Q2E	Q3E	Q4E	FY
Total Pro Forma																				
Revenues	181.0	194.0	189.0	218.5	238.0	52.0	68.9	70.0	68.0	259.0	55.7	74.7	75.8	72.5	278.6	60.4	81.0	84.2	80.6	306.2
Direct optg expenses	118.4	122.5	124.9	144.7	157.1	38.7	40.1	42.0	41.6	162.3	39.9	42.2	44.5	44.0	170.7	41.7	44.2	46.6	46.1	178.7
BCF	62.7	71.5	64.2	73.7	80.9	13.3	28.9	28.0	26.4	96.7	15.8	32.5	31.3	28.4	108.0	18.7	36.8	37.6	34.5	127.5
BCF margin	34.6%	36.9%	33.9%	33.8%	34.0%	25.7%	41.9%	40.0%	38.9%	37.3%	28.4%	43.5%	41.3%	39.2%	38.7%	30.9%	45.4%	44.6%	42.8%	41.7%
Corporate	14.4	16.2	15.6	16.7	14.3	4.0	4.1	4.4	4.2	16.8	4.2	4.5	4.5	4.5	17.7	4.3	4.7	4.7	4.7	18.4
EBITDA	48.3	55.4	48.5	57.0	66.6	9.3	24.8	23.6	22.2	79.9	11.7	28.0	26.8	23.9	90.3	14.4	32.1	32.9	29.8	109.2
% Chg Rev		7.2%	-2.6%	15.6%	8.9%	7.7%	7.5%	8.7%	11.3%	8.8%	7.1%	8.4%	8.2%	6.5%	7.6%	8.5%	8.4%	11.1%	11.2%	9.9%
% Chg Exp		3.5%	2.0%	15.9%	8.5%	6.3%	1.6%	2.8%	3.1%	3.4%	3.1%	5.4%	5.9%	5.9%	5.1%	4.6%	4.7%	4.7%	4.7%	4.7%
% Chg BCF		14.2%	-10.3%	14.9%	9.7%	12.2%	16.9%	19.0%	27.3%	19.5%	18.6%	12.4%	11.7%	7.5%	11.7%	18.1%	13.3%	20.2%	21.3%	18.1%
% Chg EBITDA		14.7%	-12.3%	17.4%	16.8%	-1.4%	17.8%	21.5%	32.8%	19.9%	25.1%	13.0%	13.6%	7.6%	13.1%	23.1%	14.8%	22.9%	24.6%	20.9%
TV								*Cope America/Olympics*												
Revenues	66.0	81.6	91.9	112.4	121.2	27.5	36.0	36.4	35.8	135.8	29.7	38.9	39.1	37.3	144.9	32.7	42.9	45.1	43.1	163.8
Direct optg expenses	41.1	52.5	57.2	69.3	73.8	18.2	18.5	20.2	19.9	76.7	19.1	19.7	21.5	21.1	81.4	20.0	20.6	22.6	22.2	85.5
BCF	24.9	29.1	34.7	43.1	47.4	9.4	17.6	16.2	16.0	59.1	10.6	19.3	17.5	16.1	63.5	12.7	22.3	22.5	20.9	78.3
BCF margin	37.7%	35.7%	37.8%	38.4%	39.1%	34.0%	48.8%	44.5%	44.6%	43.5%	35.7%	49.5%	44.9%	43.3%	43.8%	38.8%	51.9%	49.8%	48.5%	47.8%
% Chg Rev		23.7%	12.6%	22.3%	7.8%	8.0%	11.4%	12.9%	15.1%	12.0%	7.7%	8.0%	7.3%	4.1%	6.7%	10.2%	10.2%	15.4%	15.7%	13.0%
% Chg Exp		27.7%	8.9%	21.2%	6.6%	3.0%	0.5%	6.7%	5.3%	3.9%	5.0%	6.5%	6.5%	6.5%	6.1%	5.0%	5.0%	5.0%	5.0%	5.0%
% Chg BCF		17.1%	19.3%	24.2%	9.9%	19.4%	25.6%	21.7%	30.4%	24.7%	13.1%	9.6%	8.2%	1.1%	7.4%	19.6%	15.5%	28.1%	29.7%	23.3%
Political				4.4	0.1	0.9	0.7	1.6	2.6	5.8	-	-	-	-	-	-	-	2.0	2.0	4.0
Telefutura revenue				2.5	3.2	0.5	0.7	0.8	1.0	3.0	0.6	0.8	0.9	1.2	3.5	0.7	1.0	1.1	1.4	4.3
Telefutura expenses																				
Telefutura BCF				(1.4)																
Radio																				
Revenues	57.1	70.6	65.5	75.7	86.5	18.3	24.7	25.3	23.9	92.2	19.4	27.0	27.8	26.3	100.5	20.7	28.9	29.8	28.1	107.6
Direct optg expenses	36.1	45.2	42.9	50.7	57.9	13.7	14.9	15.2	14.9	58.8	13.8	15.7	16.1	15.8	61.3	14.5	16.4	16.9	16.6	64.4
BCF	21.0	25.4	22.6	25.0	28.7	4.6	9.8	10.1	9.0	33.4	5.6	11.4	11.7	10.5	39.2	6.3	12.5	12.9	11.5	43.2
BCF margin	36.8%	36.0%	34.5%	33.0%	33.1%	25.0%	39.5%	40.0%	37.6%	36.3%	28.9%	42.1%	42.2%	39.8%	39.0%	30.2%	43.2%	43.2%	41.0%	40.1%
% Chg Rev		23.6%	-7.3%	15.6%	14.3%	8.4%	8.0%	7.0%	10.6%	6.6%	10.0%	10.0%	10.0%	10.0%	10.0%	7.0%	7.0%	7.0%	7.0%	7.0%
% Chg Exp		25.1%	-5.0%	18.3%	14.0%	3.9%	4.4%	1.8%	3.7%	1.6%	4.0%	6.0%	6.0%	6.0%	5.5%	5.0%	5.0%	5.0%	5.0%	5.0%
% Chg BCF		21.0%	-11.2%	10.6%	14.7%	24.7%	13.9%	15.7%	24.5%	16.6%	28.2%	16.0%	16.0%	16.6%	17.8%	11.9%	9.8%	9.7%	10.0%	10.1%
Political																				
Outdoor																				
Revenues	38.4	41.8	31.7	30.3	30.2	6.2	8.2	8.3	8.3	30.9	6.6	8.8	8.9	8.9	33.2	7.0	9.2	9.3	9.3	34.8
Direct optg expenses	23.8	24.8	24.8	24.7	25.4	6.8	6.7	6.6	6.8	26.9	7.0	6.9	6.9	7.1	27.9	7.2	7.1	7.1	7.3	28.8
BCF	14.6	17.0	6.9	5.6	4.8	(0.6)	1.5	1.7	1.5	4.1	(0.4)	1.8	2.0	1.8	5.2	(0.3)	2.1	2.2	2.0	6.1
BCF margin	37.9%	40.7%	21.6%	18.5%	16.0%	-9.8%	18.6%	20.1%	18.1%	13.2%	-5.8%	20.9%	22.4%	20.4%	15.8%	-3.8%	22.4%	23.8%	21.9%	17.4%
% Chg Rev		8.8%	-24.2%	-4.2%	-0.4%	-5.8%	-1.4%	7.8%	8.2%	2.4%	8.0%	7.0%	7.0%	7.0%	7.2%	5.0%	5.0%	5.0%	5.0%	5.0%
% Chg Exp		4.0%	0.1%	-0.4%	2.7%	12.6%	3.9%	2.8%	4.3%	5.8%	4.0%	4.0%	4.0%	4.0%	4.0%	3.0%	3.0%	3.0%	3.0%	3.0%
% Chg BCF		16.5%	-59.7%	-18.3%	-13.9%	-213.5%	-19.2%	34.1%	30.2%	-15.1%	-36.7%	20.1%	18.9%	20.6%	28.2%	-31.7%	12.6%	11.9%	12.8%	15.6%
Publishing																				
Revenues	19.5	20.5	19.9	20.0	20.7															
Direct optg expenses	17.3	17.6	18.0	18.3	19.6															
BCF	2.2	2.9	1.9	1.7	1.1															
BCF margin	11.2%	14.3%	9.6%	8.4%	5.3%															
% Chg Rev		5.1%	-3.2%	0.8%	3.2%															
% Chg Exp		1.5%	2.2%	2.1%	6.7%															
% Chg BCF		33.5%	-35.1%	-11.1%	-35.0%															
TEV/sales		5.52	6.41	6.05	6.33					5.89					5.32					1.08

Source: Company documents and Thomas Weisel Partners LLC estimates

Entravision Communications Broadcast Properties and Market Summaries

Hispanic Market Rank	Market	Total Pop (000)	Hispanic Pop (000)	% Hispanic	TV: 2004 Revenue ($mn)	TV: A18-49 Share	TV: O&O Stations	TV: Network Affiliation	TV: Major Competitors	Radio: 2004 Revenue ($mn)	Radio: 4-Book Avg Ratings Share	Radio: FM Stations	Radio: AM Stations	Radio: Major Competitors
1	Los Angeles, CA	17,544.6	7,811.1	44.5%	$1,707.4					$1,054.0	7.8	KLYY-FM KDLD-FM KDLE-FM KSSC-FM KSSD-FM KSSE-FM		SBS, Univision, Liberman
[redacted]														
5	Houston, TX	5,459.2	1,822.6	33.4%	$490.0					$358.4	NA		KGOL-AM	Univision, Liberman, Multicultural Bcg
[redacted]														
7	San Francisco, CA	7,013.3	1,491.8	21.3%	$710.7					$424.8	2.3	KBRG-FM	KLOK-AM	Univision, SBS, Multicultural Bcg
[redacted]														
10	McAllen-Brownsville	1,206.4	1,142.0	94.7%	$54.5	14%	KNVO-TV KVTF-CA KTFV-CA	Univision Telefutura Telefutura	Telemundo, TV Azteca	$25.0	24.9	KFRQ-FM KKPS-FM KNVO-FM KVLY-FM		Univision, BMP Radio
[redacted]														
13	Sacramento, CA	3,702.8	892.4	24.1%	$240.1					$149.5	5.3	KRCX-FM KCCL-FM KBMB-FM		Univision
[redacted]														
15	Albuquerque, NM	1,781.9	740.7	41.6%	$114.9	7%	KLUZ-TV KTFA-LP	Univision HSN	Telemundo, TV Azteca	$46.3	1.6	KRZY-FM	KRZY-AM	Univision, American General Media
[redacted]														
17	Washington, DC	6,047.8	545.2	9.0%	$530.5	1%	WMDO-C/ WJAL-TV	Univision English-language	Telemundo	$402.2				
[redacted]														
22	Orlando/Daytona Beach/Melbourne, FL	3,275.6	432.2	13.2%	$304.0	2%	WVEN-TV WVCI-LP W46DB	Univision Univision Univision	Telemundo, TV Azteca	$133.9				
[redacted]														
24	Tampa/St. Petersburg/Sarasota, FL	4,004.9	415.4	10.4%	$329.9	2%	WVEA-TV WVEA-LP	Univision HSN	Telemundo, TV Azteca	$152.3				
[redacted]														
26	Monterey-Salinas, CA	744.3	344.7	46.3%	$39.3	11% 1%	KSMS-TV KDJT-CA	Univision Telefutura	Telemundo, TV Azteca	$20.8	7.6	KLOK-FM KSES-FM	KMBX-AM	Clear Channel, Wolfhouse, People's Radio
[redacted]														
32	Laredo, TX	271.3	257.7	95.0%	$9.7	23%	KLDO-TV KETF-CA	Univision Telefutura	Televisa	$5.6				
[redacted]														
35	Hartford, CT	2,616.3	219.8	8.4%	$181.9	1%	WUVN-TV WUTH-CA	Univision Telefutura		$83.5				
[redacted]														

Sources: Entravision, BIA, Radio & Record Online, Synovate, company documents, Thomas Weisel Partners

Entravision Communications Broadcast Properties and Market Summaries

Hispanic Market Rank	Market	Total Pop (000)	Hispanic Pop (000)	% Hispanic	TV: 2003 Revenue ($mn)	TV: A18-49 Share	TV: O&O Stations	TV: Network Affiliation	TV: Major Competitors	Radio: 2004 Revenue ($mn)	Radio: 4-Book Avg Ratings Share	Radio: FM Stations	Radio: AM Stations	Radio: Major Competitors
37	Colorado Springs, CO	847.1	175.5	20.7%	$51.4	1%	KGHB-CA	Univision		$31.5				
[redacted]														
44	Lubbock, TX	418.9	154.6	36.9%	$27.0	2%	KBZO-LP	Univision	Telemundo	$12.6	0.7	KAIQ-FM	KBZO-AM	Ramar, Barton
[redacted]														
56	Reno, NV	679.1	118.5	17.4%	$38.3	3%	KNVV-LP KNCV-LP	Univision Univision	TV Azteca	$26.6	2.4	KRNV-FM		Lotus, Lazer
[redacted]														
NA	Springfield, MA	614.3	84.8	13.8%	$28.8		WHTX-LP	Univision		$21.3				
[redacted]														
NA	San Angelo, TX	103.6	35.2	34.0%	$9.8	2%	KEUS-LP KANG-CA	Univision Telefutura		$4.2				

Sources: Entravision, BIA, Radio & Record Online, Synovate, company documents, Thomas Weisel Partners

Thomas Weisel Partners
Media & Broadcasting Coverage
Gordon Hodge 415.364.2575

	Media						Broadcasting						Group Averages		S&P 500
	Time Warner	Walt Disney	Lions Gate	Marvel	Pixar	Viacom	Clear Channel	Entravision	Lamar	Regent	Univision	Westwood One			
Ticker	TWX	DIS	LGF	MVL	PXR	VIA.B	CCU	EVC	LAMR	ROCI	UVN	WON			
Exchange	NYSE	NYSE	AMEX	NYSE	NASDAQ	NYSE	NYSE	NYSE	NASDAQ	NASDAQ	NYSE	NYSE			
Rating	Outperform	Peer Perform	Outperform	Outperform	Outperform	Outperform	Peer Perform	Outperform	Outperform	Peer Perform	Outperform	Outperform	Media	Broadcast	
Share Price 04/12/05	$17.96	$28.14	$9.91	$19.95	$98.71	$34.80	$34.54	$8.97	$40.75	$5.74	$27.90	$20.39			1,187.64
LFQ Shares Outstanding - pro forma	4,708.9	2,107.1	112.3	111.8	60.7	1,677.1	573.1	124.4	104.9	45.3	353.0	95.7			
Market Cap (using diluted shares)	$84,534	$59,295	$1,113	$2,230	$5,998	$58,363	$19,794	$1,116	$4,275	$260	$9,849	$1,952	$35,256	$6,208	
12/31/04 Price	$19.45	$27.80	$10.62	$20.48	$85.61	$36.39	$33.49	$8.35	$42.78	$5.30	$29.27	$26.83			1,211.92
YTD Change	-8%	1%	-7%	-3%	15%	-4%	3%	7%	-5%	8%	-5%	-24%	-1%	-2%	-2%
3 Mo Change (from month end)	0%	-2%	-1%	12%	13%	-7%	7%	12%	13%	9%	2%	-16%	3%	0%	1%
12 Mo Change (from month end)	7%	22%	60%	5%	45%	-10%	-17%	-2%	-1%	-10%	-18%	-31%	21%	-13%	7%
Price/52wk High	90%	94%	84%	80%	97%	83%	78%	80%	81%	70%	78%	82%	90%	80%	97%
Price/52wk Low	117%	135%	182%	164%	158%	100%	118%	131%	108%	118%	108%	107%	144%	118%	112%
Dividend (annualized)		$0.24				$0.28	$0.50								
Dividend yield	0.0%	0.9%	0.0%	0.0%	0.0%	0.8%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%			
Pro Forma Enterprise Value - Current															
Market Cap	84,534	59,295	1,113	2,230	5,998	58,363	19,794	1,116	4,275	260	9,849	1,952	35,256	6,208	
PF Net Debt (1)	17,586	8,715	284	(205)	(858)	7,820	7,169	432	1,616	75	1,005	349	5,558	1,774	
PF Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	
Subtotal	102,120	68,010	1,397	2,025	5,141	66,183	26,963	1,548	5,891	335	10,854	2,300	40,813	7,982	
Hidden Assets (Liabilities) (2)	(7,710) a	2,081 a	-	-	-	330 a	184 a	-	-	-	403 a	-	(563)	98	
Estimated NOL NPV	2,112	-	(157)	12	-	-	-	26	84	11	-	-	328	20	
Enterprise Value	107,718	65,928	1,554	2,014	5,141	65,853	26,779	1,522	5,807	324	10,451	2,300	41,308	7,864	
Pro Forma Enterprise Value															
2006E	-	-	1,369	1,793	6,036	62,808	25,701	1,434	5,274	303	10,046	2,138	12,001	7,483	
2005E	105,365	62,929	1,484	1,913	5,479	65,161	26,451	1,469	5,574	311	10,282	2,223	40,368	7,722	
2004E	107,864	64,887	1,554	2,014	5,141	65,817	27,853	1,532	5,807	324	10,451	2,300	41,316	8,011	
2003A	110,075	67,443	1,485	2,142	5,247	69,660	27,537	1,539	5,823	322	10,852	2,368	42,675	8,073	
Enterprise Value/Pro Forma Revenue															
2006E	NM	NM	NM	4.7x	27.6x	NM	2.6x	4.7x	5.0x	3.2x	4.5x	3.5x	16.2x	3.9x	
2005E	2.4x	2.0x	2.0x	5.0x	17.9x	2.7x	2.7x	5.3x	5.6x	3.5x	5.4x	3.6x	5.3x	4.4x	
2004E	2.6x	2.1x	2.0x	3.9x	18.6x	3.0x	2.9x	5.9x	6.2x	3.8x	6.0x	4.1x	5.4x	4.6x	
2003A	2.6x	2.3x	5.2x	5.8x	19.6x	3.2x	3.0x	6.4x	6.7x	4.0x	6.7x	4.3x	6.4x	5.2x	
Enterprise Value/Pro Forma EBITDA															
2006E	NM	NM	NM	8.3x	47.2x	NM	9.9x	13.1x	11.1x	12.6x	12.4x	9.9x	27.8x	11.5x	
2005E	9.6x	10.2x	14.9x	8.9x	25.5x	10.3x	11.0x	16.5x	12.7x	14.2x	15.1x	11.2x	13.4x	13.4x	
2004E	10.8x	12.3x	NM	8.8x	23.8x	11.3x	11.7x	19.2x	14.5x	16.4x	17.8x	12.5x	13.4x	15.2x	
2003A	12.2x	14.4x	NM	11.7x	25.5x	12.5x	11.8x	22.8x	19.0x	17.8x	20.5x	12.9x	15.3x	18.9x	
P/E															
2006E	NM	NM	NM	16.0x	78.7x	NM	19.7x	82.4x	63.6x	30.3x	26.7x	16.3x	47.3x	39.8x	
2005E	25.5x	21.2x	16.7x	18.7x	46.0x	21.1x	23.0x	172.2x	152.5x	33.7x	33.6x	18.6x	24.9x	72.3x	
2004E	26.0x	25.6x	NM	18.1x	41.4x	21.8x	24.9x	NM	336.3x	38.4x	39.4x	20.9x	26.6x	91.8x	
2003A	30.9x	30.3x	NM	24.6x	45.4x	25.0x	29.6x	NM	NM	47.1x	60.9x	21.1x	31.2x	37.2x	
P/ATCF															
2006E	NM	NM	NM	15.5x	72.6x	NM	9.7x	14.3x	10.7x	13.4x	18.4x	13.3x	44.1x	13.3x	
2005E	9.8x	14.3x	NM	18.1x	43.3x	13.2x	11.0x	20.0x	11.9x	14.7x	21.6x	15.2x	19.8x	16.9x	
2004E	10.9x	14.5x	NM	14.6x	31.9x	14.1x	11.2x	24.5x	13.2x	17.0x	23.3x	17.5x	17.2x	17.8x	
2003A	12.8x	14.5x	NM	15.6x	30.3x	15.0x	12.0x	40.4x	17.1x	19.2x	25.2x	19.2x	17.7x	22.8x	
P/FCF															
2006E	NM	NM	NM	17.6x	NM	NM	13.6x	19.8x	14.3x	16.6x	22.3x	14.1x	17.4x	16.8x	
2005E	17.3x	22.5x	16.4x	18.9x	89.7x	18.4x	15.0x	29.8x	16.6x	18.9x	29.5x	15.6x	30.5x	20.9x	
2004E	25.2x	19.7x	55.8x	13.7x	24.9x	24.2x	14.7x	46.5x	17.9x	21.5x	28.1x	17.0x	27.2x	24.3x	
2003A	24.0x	23.4x	NM	14.8x	42.0x	20.7x	15.1x	75.0x	26.3x	30.2x	29.0x	23.5x	25.0x	33.2x	
FCF Yield															
2006E	NM	NM	NM	5.63%	NM	NM	7.37%	5.05%	6.98%	6.02%	4.48%	7.10%	5.63%	6.17%	
2005E	5.77%	4.44%	6.10%	5.29%	1.11%	5.45%	6.65%	3.36%	6.01%	5.29%	3.39%	6.40%	4.69%	5.18%	
2004E	3.97%	5.09%	1.79%	7.32%	4.01%	4.13%	6.80%	2.15%	5.58%	4.64%	3.56%	5.88%	4.39%	4.78%	
2003A	4.16%	4.27%	NM	6.76%	2.38%	4.83%	6.64%	1.33%	3.81%	3.31%	3.45%	4.25%	4.48%	3.60%	
EV/UFCF															
2006E	NM	NM	NM	16.2x	NM	NM	14.3x	22.3x	15.2x	22.8x	21.8x	15.6x	16.2x	18.7x	
2005E	25.2x	22.5x	159.9x	17.4x	219.1x a	18.5x	16.7x	27.1x	17.4x	28.5x	28.8x	17.3x	77.1x	22.3x	
2004E	38.7x	24.7x	34.2x	13.7x	30.9x a	30.5x	18.8x	34.8x	18.5x	27.7x	29.9x	16.1x	29.8x	24.3x	
2003A	29.6x	39.2x	228.1x	18.1x	103.7x a	28.2x	18.2x	33.6x	30.8x	41.4x	31.9x	23.5x	74.5x	28.2x	
LT ATCF/EPS/FCF Growth Rate	20%	15%	15%	15%	25%	20%	15%	35%	17%	20%	27%	17%	18%	22%	
P/E/G															
2006E	NM	NM	NM	1.06x	3.15x	NM	1.32x	1.76x	4.92x	1.51x	0.99x	0.96x	2.11x	1.91x	
2005E	1.28x	1.41x	1.12x	1.25x	1.84x	1.06x	1.53x	4.92x	8.97x	1.69x	1.25x	1.09x	1.33x	3.34x	
2004E	1.30x	1.71x	NM	1.21x	1.66x	1.09x	1.66x	NM	19.72x	1.92x	1.46x	1.23x	1.39x	6.20x	
2003A	1.54x	2.02x	NM	1.64x	1.82x	1.25x	1.97x	NM	NM	2.36x	1.86x	1.24x	1.65x	1.80x	
P/FCF/Growth															
2006E	NM	NM	NM	1.18x	NM	NM	0.90x	0.57x	0.84x	0.83x	0.83x	0.83x	1.18x	0.80x	
2005E	0.87x	1.50x	1.09x	1.26x	3.59x	0.92x	1.00x	0.85x	0.98x	0.95x	1.09x	0.92x	1.54x	0.97x	
2004E	1.26x	1.31x	3.72x	0.91x	1.00x	1.21x	0.98x	1.33x	1.04x	1.08x	1.04x	1.00x	1.57x	1.08x	
2003A	1.20x	1.56x	NM	0.99x	1.68x	1.03x	1.00x	2.14x	1.64x	1.51x	1.07x	1.38x	1.29x	1.44x	
EV/UFCF/Growth															
2006E	NM	NM	NM	1.08x	NM	NM	0.95x	0.64x	0.90x	1.14x	0.81x	0.92x	1.08x	0.89x	
2005E	1.26x	1.50x	10.66x	1.16x	8.76x	0.92x	1.11x	0.77x	1.02x	1.32x	1.07x	1.02x	4.04x	1.05x	
2004E	1.94x	1.64x	2.28x	0.92x	1.23x	1.53x	1.10x	1.00x	1.09x	1.38x	1.11x	1.06x	1.58x	1.12x	
2003A	1.48x	2.61x	15.21x	1.21x	4.15x	1.41x	1.21x	0.96x	1.21x	2.07x	1.18x	1.38x	4.34x	1.34x	
LT EBITDA Growth Rate	8%	10%	15%	10%	18%	11%	8%	20%	9%	14%	18%	10%	12%	13%	
EV/EBITDA/Growth															
2006E	NM	NM	NM	0.83x	2.62x	NM	1.24x	0.66x	1.23x	0.90x	0.69x	0.99x	1.73x	0.95x	
2005E	1.09x	1.02x	0.99x	0.99x	1.42x	0.94x	1.37x	0.82x	1.41x	1.01x	0.84x	1.12x	1.08x	1.10x	
2004E	1.21x	1.23x	NM	0.88x	1.32x	1.03x	1.46x	0.96x	1.61x	1.10x	0.99x	1.25x	1.14x	1.22x	
2003A	1.39x	1.44x	NM	1.17x	1.42x	1.14x	1.48x	1.14x	1.77x	1.25x	1.14x	1.29x	1.30x	1.35x	
PMV Multiple - 2005E EBITDA	12x	11x	15x	10x	30x	13x	12x	20x	14x	13x a	22x	13x	15.2x	15.7x	
NAV/share (3)	$21.97	$29.13	$10.75	$19.07	$120.12	$44.41	$38.32	$11.05	$43.03	$7.20	$40.77	$23.30			
Price/NAV	82%	97%	92%	105%	82%	78%	90%	81%	95%	80%	68%	88%	80%	84%	

Source: FactSet, Bridge, Company documents, Thomas Weisel Partners LLC Estimates

Thomas Weisel Partners
Media & Broadcasting Coverage
Gordon Hodge 415.364.2575

	Media						Broadcasting						Group Averages		S&P 500
	Time Warner	Walt Disney	Lions Gate	Marvel	Pixar	Viacom	Clear Channel	Entravision	Lamar	Regent	Univision	Westwood One			
Ticker	TWX	DIS	LGF	MVL	PIXR	VIA.B	CCU	EVC	LAMR	RGCI	UVN	WON			
Exchange	NYSE	NYSE	AMEX	NYSE	NASDAQ	NYSE	NYSE	NYSE	NASDAQ	NASDAQ	NYSE	NYSE			
Rating	Outperform	Peer Perform	Outperform	Outperform	Outperform	Outperform	Peer Perform	Outperform	Outperform	Peer Perform	Outperform	Outperform	Media	Broadcast	
Share Price 04/12/05	$17.95	$28.14	$9.91	$19.95	$98.71	$34.80	$34.54	$8.87	$40.75	$5.74	$27.90	$20.39			1,187.84
Fiscal year end	12/31	9/30	3/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31			
All financials are for calendar year end	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31			
Pro Forma Net Revenue															
2006E				379.2	218.8		b 10,044.0	308.2	1,048.3	93.6	2,220.0	614.6	299.6	2,387.8	
2005E	43,659.9	32,246.5	749.8	380.4	305.6	23,785.0	b 9,630.8	278.6	989.0	89.3	1,918.5	585.5	16,854.5	2,248.3	
2004E	42,053.0	30,859.0	769.1	513.5	273.5	22,470.9	b 9,418.5	259.0	933.0	84.7	1,747.4	552.2	16,159.2	2,167.5	
2003A	42,054.0	28,440.0	300.1 a	347.6	262.5	20,800.3	b 8,927.8	236.0	869.3	60.8	1,565.7	539.3	15,367.4	2,030.8	
06/05 % Chg					-28.4%		4.3%	8.8%	6.0%	5.0%	15.8%	5.0%		6.2%	
05/04 % Chg	3.8%	4.5%	-2.5%	-25.8%	11.8%	5.8%	2.3%	7.6%	6.0%	5.5%	9.7%	4.1%	4.3%	3.7%	
04/03 % Chg	0.0%	8.5%	156.3%	47.7%	4.2%	8.0%	5.5%	8.8%	7.3%	4.8%	11.6%	4.3%	6.1%	6.4%	
03/02 % Chg	0.7%	11.4%	-9.7%	16.2%	30.1%	7.4%	4.8%	8.9%	8.2%	-2.0%	18.2%	-2.0%	8.4%	6.0%	
Pro Forma Cash Operating Costs															
2006E	NA	NA	NA	182.3	91.1	NA	b 7,463.1	197.0	573.1	69.6	1,411.0	306.8	120.7	1,683.6	
2005E	32,935.3	26,063.4	650.4	187.7	90.9	17,480.0	b 7,218.8	186.3	551.1	67.4	1,235.0	387.1	12,901.3	1,608.0	
2004E	32,200.6	25,610.0	783.2	285.3	57.8	16,576.8	b 7,046.4	179.1	531.2	63.6	1,160.2	378.2	12,585.6	1,589.6	
2003A	33,239.3	23,860.0	318.8 a	178.1	60.8	15,547.8	b 6,602.2	171.4	505.7	62.4	1,055.8	360.3	12,108.9	1,469.6	
06/05 % Chg					0.2%		3.2%	4.6%	4.0%	3.6%	14.3%	3.0%		4.7%	
05/04 % Chg	2.3%	1.8%	-17.0%	-34.2%	57.6%	5.4%	2.5%	6.1%	3.7%	5.9%	6.4%	2.4%	2.5%	3.1%	
04/03 % Chg	-3.1%	7.4%	144.6%	62.0%	-5.2%	6.6%	5.6%	4.5%	5.1%	2.0%	9.9%	5.0%	3.2%	6.1%	
03/02 % Chg	0.2%	6.6%	0.1%	-17.3%	14.9%	6.4%	8.1%	6.1%	11.3%	-2.0%	13.1%	0.0%	3.9%	6.1%	
Pro Forma EBITDA															
2006E				215.9	127.9		b 2,580.8	109.2	475.2	24.0	809.0 b	215.9	171.9	704.0	
2005E	10,724.6	6,183.1 b	99.4	192.7	214.7	6,306.0	b 2,411.8	93.3	437.9	22.0	681.6 b	198.4	3,953.2	640.3	
2004E	9,852.4	5,259.0 b	-14.0	228.2	215.8	5,894.1	b 2,373.1	79.9	401.7	21.1	587.3 b	184.0	3,572.8	607.6	
2003A	8,814.7	4,590.0	-19.9 a	171.6	201.7	5,252.7	b 2,268.7	66.8	383.6	18.5	509.9	179.0	3,168.5	567.2	
06/05 % Chg					-40.5%		7.4%	20.9%	8.5%	8.4%	18.7%	8.8%		9.9%	
05/04 % Chg	8.9%	17.6%	-808.1%	-15.6%	-0.5%	7.0%	1.6%	13.1%	9.0%	4.1%	16.1%	7.8%	10.7%	5.3%	
04/03 % Chg	11.8%	14.6%	-29.3%	33.0%	7.0%	12.2%	4.7%	19.9%	10.5%	14.2%	15.2%	2.8%	12.8%	7.2%	
03/02 % Chg	2.6%	44.9%	-273.5%	88.2%	35.8%	4.8%	3.3%	16.6%	8.5%	-2.2%	23.1%	-8.6%	11.7%	8.6%	
Pro Forma EBITDA Margin															
2006E	NA	NA	NA	57.1%	58.4%	NA	25.8%	35.7%	45.3%	25.6%	36.4%	35.1%	57.6%	29.5%	
2005E	24.6%	19.2%	13.3%	50.7%	70.3%	26.5%	25.0%	32.4%	44.3%	24.6%	35.5%	33.9%	23.5%	28.5%	
2004E	23.4%	17.0%	-1.8%	44.4%	78.9%	26.2%	25.2%	30.8%	43.1%	24.9%	33.6%	32.7%	22.1%	28.0%	
2003A	21.0%	16.1%	-6.6%	49.4%	76.8%	25.3%	25.4%	28.0%	41.8%	22.8%	32.6%	33.2%	20.6%	27.9%	
Diluted EPS - reported															
2006E				1.25 a	1.25		1.78	0.14	0.49	0.19	1.05	1.25			
2005E	0.70 b	1.33	0.59	1.07 a	2.15	1.66	1.80	0.05	0.27	0.17	0.83	1.10			
2004E	0.69 b	1.10	(0.50)	1.10 a	2.36	1.60	1.39	(0.02)	0.12	0.15	0.71	0.98			
2003A	0.58 b	0.93	(0.79)	0.81 a	2.17	1.39	1.17	(0.16)	(0.43)	0.12	0.55	0.97			
06/05 % Chg	NA	NA	NA	17.4%	-41.6%	NA	18.7%	178.9%	82.3%	11.5%	26.1%	13.6%	-12.1%	84.7%	
05/04 % Chg	1.6%	20.7%	-218.0%	-3.5%	-9.8%	3.0%	8.2%	-318.7%	119.8%	13.9%	17.1%	12.7%	-34.3%	-84.8%	
04/03 % Chg	18.8%	18.3%	NM	36.0%	8.8%	14.6%	18.7%	NM	NM	22.7%	28.1%	1.2%	18.5%	17.8%	
03/02 % Chg	40.4%	114.8%	NM	320.6%	38.7%	12.8%	3.1%	NM	NM	-8.4%	62.8%	-3.4%	103.4%	13.3%	
ATCF Per Share - reported															
2006E				1.29	1.36		3.56	0.63 a	3.82	0.43	1.52	1.53			
2005E	1.82	1.96	0.00	1.10	2.28	2.63	3.15	0.45 a	3.41	0.39	1.29	1.34			
2004E	1.65	1.94	0.00	1.37	3.10	2.49	3.09	0.37 a	3.08	0.34	1.20	1.17			
2003A	1.40	1.94	0.00	1.28	3.25	2.31	2.87	0.22 a	2.39	0.30	1.11	1.08			
06/05 % Chg	NA	NA	NA	16.8%	-40.4%	NA	13.0%	38.6%	12.0%	10.3%	17.8%	14.1%	-11.8%	17.8%	
05/04 % Chg	10.8%	1.2%	NM	-19.8%	-26.4%	6.2%	2.1%	22.8%	10.7%	15.5%	7.8%	15.0%	-4.8%	12.3%	
04/03 % Chg	18.0%	-0.1%	NM	7.4%	-4.7%	7.0%	7.7%	64.8%	28.8%	12.7%	8.0%	8.6%	8.8%	21.8%	
03/02 % Chg	-5.7%	65.8%	NM	140.7%	38.1%	10.3%	2.2%	-9.3%	0.0%	-0.4%	18.5%	-3.7%	66.6%	1.2%	
Free Cash Flow Per Share - reported															
2006E				1.12	(1.44)		2.66 a	0.46	2.85	0.35	1.25	1.45			
2005E	1.04 c	1.25	0.60	1.06	1.10	1.90	2.30 c	0.30	2.46	0.30	0.95	1.30			
2004E	0.71 c	1.43	0.18	1.46	3.98	1.44	2.36 a	0.19	2.31	0.27	0.99	1.20			
2003A	0.75 c	1.20	0.00	1.36	2.38	1.66	2.20 a	0.12	1.66	0.19	0.96	0.87			
06/05 % Chg	NA	NA	NA	6.4%	-230.8%	NA	10.8%	52.3%	16.3%	14.0%	32.1%	11.0%	-112.1%	22.4%	
05/04 % Chg	45.4%	-12.7%	238.9%	-27.7%	-72.2%	32.0%	-2.1%	58.2%	6.7%	13.8%	-4.7%	8.8%	34.1%	13.0%	
04/03 % Chg	-4.9%	19.0%	NM	8.4%	68.8%	-14.7%	2.4%	61.2%	48.1%	40.2%	3.2%	38.4%	15.4%	32.4%	
03/02 % Chg	-4.8%	58.7%	NM	23.3%	NM	15.1%	24.9%	61.1%	3.5%	11.3%	358.7%	-8.2%	22.8%	73.6%	
Unleveraged Free Cash Flow															
2006E				110.6	-8.7 a		1,799.6	84.3	345.0	13.3	450.9	135.9	50.5	470.2	
2005E	4,182.8	2,791.2	9.3	110.2	25.0 a	3,522.4	1,682.5	54.9	320.8	11.7	356.7	128.8	1,773.5	409.2	
2004E	2,781.4	2,623.4	45.5	148.5	166.6 a	2,100.2	1,674.4	43.9	314.6	11.7	349.8	127.2	1,325.8	420.2	
2003A	3,540.2	1,682.8	6.8	111.2	49.6 a	2,330.6	1,469.8	45.3	281.9	7.8	327.7	98.0	1,304.6	371.7	
Capital Expenditures													As % of EBITDA		
2006E				6.0	145.0 b		400.0	18.0	84.0	4.0	80.0	8.0	44%	14%	
2005E	3,000.0	1,200.0	1.6	5.0	202.0 b	800.0	425.0	15.5	80.0	3.2	100.0	6.0	21%	16%	
2004E	3,024.0	1,277.0	2.4	3.8	74.2 b	624.1	357.2	18.4	62.0	3.8	67.8	5.9	27%	19%	
2003A	2,887.0	1,084.0	0.5	3.5	58.5 b	634.0	378.0	18.9	78.3	5.1	58.3	4.4	24%	16%	
Debt/EBITDA (2004 PF Net Debt)															
2006E	NM	NM	NM	-0.9x	-8.7x	NM	2.8x	4.0x	3.4x	3.1x	1.2x	1.8x	-3.8x	2.7x	
2005E	1.6x	1.4x	2.9x	-1.1x	-4.0x	1.2x	3.0x	4.8x	3.7x	3.4x	1.5x	1.8x	0.4x	3.0x	
2004E	1.8x	1.7x	NM	-0.9x	-4.0x	1.3x	3.0x	5.4x	4.0x	3.8x	1.7x	1.9x	0.0x	3.3x	
2003A	2.0x	1.9x	NM	-1.2x	-4.2x	1.5x	3.2x	5.5x	4.4x	4.1x	2.0x	1.8x	0.0x	3.7x	

Source: FactSet, Bridge, Company documents, Thomas Weisel Partners LLC Estimates

Thomas Weisel Partners

Gordon Hodge 415.364 2575

Media & Broadcasting Coverage

Gordon Hodge 415.364 2575

	Interactive Media								Cinemas	Group Averages			
	CNET	Digital Theater	InfoSpace	Netflix	TheStreet.com	Yahoo!	Google	TiVo	Regal			S&P 500	NASDAQ
Ticker	CNET	DTSI	INSP	NFLX	TSCM	YHOO	GOOG	TIVO	RGC				
Exchange	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NYSE	Interactive Media	Cinemas		
Rating	Outperform	Peer Perform	Outperform	Peer Perform	Peer Perform	Outperform	Outperform	Peer Perform	Peer Perform				
Share Price 04/12/05	$9.89	$17.59	$42.16	$11.67	$4.15	$34.28	$193.98	$6.16	$20.67			1,187.64	2,005.40
LFQ Shares Outstanding - pro forma	144.0	18.2	37.9 a	63.7	27.7	1475.1	285.9	86.3	150.1				
Market Cap (using diluted shares)	$1,424	$321	$1,596	$743	$115	$50,567	$55,460	$532	$3,133	$13,845	$3,133		
12/31/04 Price	$11.23	$20.13	$47.55	$12.33	$4.08	$37.68	$192.79	$5.87	$20.75			1,211.92	2,175.44
YTD Change	-12%	-13%	-11%	-5%	2%	-9%	1%	5%	1%	-5%	1%	-2%	-8%
3 Mo Change (from month end)	-12%	-14%	-12%	7%	-12%	-4%	-2%	50%	5%	0%	5%	0%	-3%
12 Mo Change (from month end)	11%	-21%	26%	-52%	1%	34%	NA	-14%	24%	-2%	24%	7%	4%
Price/52wk High	79%	63%	73%	30%	87%	86%	89%	62%	96%	71%	96%	97%	92%
Price/52wk Low	138%	140%	159%	131%	150%	137%	202%	179%	129%	155%	129%	112%	115%
Dividend (annualized)									$1.20				
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	5.7%				
Pro Forma Enterprise Value - Current													
Market Cap	1,424	321	1,596	743	115	50,567	55,460	532	3,133	13,845	3,133		
PF Net Debt (1)	36	(102)	(326)	(174)	(32)	(4,555)	(2,130)	(102)	1,762	(923)	1,762		
PF Preferred Stock	-	-	-	-	-	- a	-	-	-	-	-		
Subtotal	1,460	218	1,270	569	83	46,013	53,330	430	4,894	12,922	4,894		
Hidden Assets (Liabilities) (2)	-	-	-	-	-	7,654 b	-	-	-	982	-		
Estimated NOL NPV	57	9	279	22	8	983	-	115	79	184	79		
Enterprise Value	1,403	210	991	547	75	37,176	53,330	315	4,815	11,756	4,815		
Pro Forma Enterprise Value													
2006E	1,400	210	978	663	-	40,011	54,542	-	5,026	12,225	5,026		
2005E	1,414	219	1,001	624	76	39,019	53,662	350	5,026	12,045	5,026		
2004E	1,403	210	936	547	74	37,176	50,777	315	4,888	11,430	4,888		
2003A	1,391	207	1,076	593	76	36,816	49,443	206	4,601 a	11,226	4,601		
Enterprise Value/Pro Forma Revenue													
2006E	3.3x	NM	2.3x	NM	NM	9.2x	12.3x	NM	NM	6.6x			
2005E	4.0x	2.6x	3.2x	0.9x	1.8x	11.2x	16.4x	2.1x	1.8x	5.3x	1.9x		
2004E	4.7x	3.4x	4.6x	1.1x	2.1x	14.4x	25.0x	2.7x	2.0x	7.4x	2.0x		
2003A	5.7x	4.1x	8.5x	2.0x	2.9x	25.2x	56.6x	4.1x	1.9x	13.6x	1.9x		
Enterprise Value/Pro Forma EBITDA													
2006E	14.0x	NM	7.4x	NM	NM	21.4x	20.8x	NM	NM	15.6x			
2005E	20.2x	8.7x	10.2x	38.4x	79.9x	27.0x	27.1x	NM	9.1x	30.2x	9.1x		
2004E	35.0x	12.5x	15.7x	12.7x	NM	36.4x	39.7x	NM	9.7x	25.3x	9.7x		
2003A	111.5x	12.6x	37.9x	23.7x	NM	78.2x	85.1x	NM	6.6x	58.2x	8.8x		
P/E													
2006E	24.6x	NM	18.8x	NM	NM	53.0x	35.6x	NM	NM	32.5x			
2005E	40.5x	21.8x	22.8x	79.5x	157.4x	69.0x	45.3x	NM	21.0x	62.3x	21.0x		
2004E	142.1x	25.7x	32.0x	20.3x	NM	95.9x	70.5x	NM	23.1x	64.4x	23.1x		
2003A	NM	21.9x	272.0x	42.6x	NM	184.0x	148.1x	NM	16.1x	133.7x	16.1x		
P/ATCF													
2006E	15.6x	NM	12.8x	NM	NM	36.9x	31.3x	NM	NM	24.2x			
2005E	21.7x	17.9x	16.2x	19.1x	66.3x	45.1x	39.2x	NM	9.7x	32.2x	9.7x		
2004E	49.0x	23.2x	23.3x	12.3x	NM	55.9x	60.2x	NM	10.1x	37.3x	10.1x		
2003A	178.6x	17.2x	59.5x	20.5x	NM	105.0x	131.4x	NM	8.7x	85.4x	8.7x		
P/FCF													
2006E	22.2x	NM	12.8x	NM	NM	38.0x	47.1x	NM	NM	30.0x			
2005E	42.6x	30.3x	17.3x	NM	NM	49.3x	66.9x	NM	17.8x	41.3x	17.8x		
2004E	109.0x	26.3x	38.9x	22.0x	74.6x	52.6x	177.5x	NM	12.4x	71.6x	12.4x		
2003A	NM	75.4x	30.5x	27.4x	NM	131.6x	373.2x	NM	9.6x	127.6x	9.6x		
FCF Yield													
2006E	4.50%	NM	7.79%	NM	NM	2.63%	2.13%	NM	NM	4.26%			
2005E	2.34%	3.30%	5.78%	NM	NM	2.03%	1.49%	NM	5.62%	2.99%	5.62%		
2004E	0.92%	3.81%	2.57%	4.54%	1.34%	1.90%	0.56%	NM	8.09%	2.24%	8.09%		
2003A	NM	1.33%	3.28%	3.65%	NM	0.76%	0.27%	NM	10.43%	1.86%	10.43%		
EV/UFCF													
2006E	32.0x	NM	18.7x	NM	NM	44.6x	49.6x	NM	NM	36.2x			
2005E	71.3x	24.6x	22.1x	NM	NM	63.6x	76.4x	NM	21.0x	51.6x	21.0x		
2004E	82.2x	23.4x	62.5x	35.1x	64.3x	76.7x	197.4x	NM	16.0x	77.4x	16.0x		
2003A	480.3x	113.6x	41.5x	29.0x	NM	202.1x	336.7x	NM	13.9x	200.5x	13.9x		
LT ATCF/EPS/FCF Growth Rate	60%	20%	30%	25%	30%	60%	60%	60%	10%	38%	10%		
P/E/G													
2006E	0.49x	NM	0.56x	NM	NM	1.06x	0.71x	NM	NM	0.71x			
2005E	0.81x	1.09x	0.76x	3.18x	5.25x	1.38x	0.91x	NM	2.10x	1.91x	2.10x		
2004E	2.84x	1.28x	1.07x	0.81x	NM	1.92x	1.41x	NM	2.31x	1.56x	2.31x		
2003A	NM	1.09x	9.07x	1.70x	NM	3.68x	2.96x	NM	1.61x	3.70x	1.61x		
P/FCF/Growth													
2006E	0.44x	NM	0.43x	NM	NM	0.76x	0.94x	NM	NM	0.64x			
2005E	0.86x	1.52x	0.56x	NM	NM	0.99x	1.34x	NM	1.78x	1.05x	1.78x		
2004E	2.18x	1.31x	1.30x	0.88x	2.49x	1.05x	3.55x	NM	1.24x	1.82x	1.24x		
2003A	NM	3.77x	1.02x	1.10x	NM	2.63x	7.46x	NM	0.96x	3.20x	0.96x		
EV/UFCF/Growth													
2006E	0.64x	NM	0.62x	NM	NM	0.89x	0.99x	NM	NM	0.79x			
2005E	1.43x	1.23x	0.74x	NM	NM	1.27x	1.53x	NM	2.10x	1.24x	2.10x		
2004E	1.64x	1.17x	2.08x	1.40x	2.14x	1.53x	3.95x	NM	1.60x	1.99x	1.60x		
2003A	9.61x	5.68x	1.38x	1.16x	NM	4.04x	6.73x	NM	1.39x	4.77x	1.39x		
LT EBITDA Growth Rate	40%	16%	30%	30%	30%	40%	40%	60%	8%	34%	8%		
EV/EBITDA/Growth													
2006E	0.35x	NM	0.25x	NM	NM	0.53x	0.51x	NM	NM	0.41x			
2005E	0.50x	0.58x	0.34x	1.28x	2.66x	0.67x	0.68x	NM	1.14x	0.96x	1.14x		
2004E	0.87x	0.84x	0.52x	0.42x	NM	0.91x	0.99x	NM	1.21x	0.76x	1.21x		
2003A	2.79x	0.84x	1.26x	0.79x	NM	1.95x	2.13x	NM	1.11x	1.63x	1.11x		
PMV Multiple - 2005E EBITDA	30x	15x	20x	20x	20x	30x	30x	NA	8x	23.6x	8.0x		
NAV/share (3)	$14.34	$26.33	$60.51	$7.83	$1.84	$37.85	$141.72	NA	$17.72				
Price/NAV	69%	67%	70%	149%	226%	91%	137%	NA	118%	115%	118%		

Source: FactSet, Bridge, Company documents, Thomas Weisel Partners LLC Estimates

Thomas Weisel Partners
Media & Broadcasting Coverage
Gordon Hodge 415.364.2575

		Interactive Media								Cinemas	Group Averages			
		CNET	Digital Theater	InfoSpace	Netflix	TheStreet.com	Yahoo!	Google	TiVo	Regal	Interactive Media	Cinemas	S&P 500	NASDAQ
Ticker		CNET	DTSI	INSP	NFLX	TSCM	YHOO	GOOG	TIVO	RGC				
Exchange		NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NASDAQ	NYSE				
Rating		Outperform	Peer Perform	Outperform	Peer Perform	Peer Perform	Outperform	Outperform	Peer Perform	Peer Perform				
Share Price	04/13/05	$9.70	$17.57	$41.58	$12.18	$4.05	$33.75	$191.95	$8.00	$20.88			1,183.85	1,881.00
Fiscal year end		12/31	12/31	12/31	12/31	12/31	12/31	12/31	1/31	12/31				
All financials are for calendar year end		12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31	12/31				
Pro Forma Net Revenue														
2006E		419.1		423.3 b			4,351.9 c	4,438.3			2408.2			
2005E		354.7	85.0	314.3 b	716.3	42.7	3,484.3 c	3,281.3	189.5	2,837.4	1056.0	2637.4		
2004E		299.6 a	61.4	203.6 b	506.2	35.2	2,589.8 c	1,980.5	115.5	2,468.0	721.5	2468.0		
2003A		246.2 a	51.7	117.0 b	272.2	26.1	1,472.5 c	939.4	77.4	2,490.0	400.3	2490.0		
06/05 % Chg		18.1%		34.7%			24.9%	35.3%						
05/04 % Chg		18.4%	38.4%	54.4%	41.5%	21.2%	34.5%	67.4%	46.8%	8.9%	46.4%	8.9%		
04/03 % Chg		21.7%	18.8%	74.0%	85.9%	35.0%	75.9%	108.7%	49.3%	-0.9%	80.2%	-0.9%		
03/02 % Chg		3.8%	25.9%	NA	78.2%	25.2%	64.5%	170.1%	28.6%	9.9%	54.6%	9.9%		
Pro Forma Cash Operating Costs														
2006E		319.1	NA	291.5	NA	NA	2,480.7	1,784.9	NA	NA	1219.0			
2005E		284.7	59.8	218.1	700.1	41.7	2,036.9	1,302.3	188.2	2,084.7	603.7	2084.7		
2004E		259.5	44.7	144.1	463.2	37.1	1,567.8	680.8	187.0	1,962.0	423.0	1962.0		
2003A		233.7	35.1	90.8	249.2	27.9	897.1	312.6	94.4	1,945.5	256.1	1945.5		
06/05 % Chg		12.1%		34.9%			21.8%	37.1%						
05/04 % Chg		8.7%	33.8%	50.0%	51.2%	12.5%	29.9%	91.3%	0.6%	6.3%	42.7%	6.3%		
04/03 % Chg		11.1%	27.5%	58.7%	85.9%	32.9%	57.2%	117.8%	88.1%	0.8%	65.8%	0.8%		
03/02 % Chg		-7.9%	18.0%	NA	70.9%	11.4%	33.5%	182.2%	-2.9%	9.0%	44.8%	9.0%		
Pro Forma EBITDA														
2006E		100.0 a		131.6	b		1,871.3	2,653.4			1189.1			
2005E		70.0 a	25.2	96.2	18.2 b	1.0	1,447.4	1,979.9	(18.6)	552.7	452.3	552.7		
2004E		40.1 a	16.7	59.5	43.0 b	(1.9)	1,022.0	1,279.6	(71.5)	506.0	296.5	506.0		
2003A		12.6	16.6	26.2	23.1 b	(1.8)	475.4	626.9	(17.1)	544.5	145.2	544.5		
06/05 % Chg		42.9%		34.2%			29.3%	34.1%						
05/04 % Chg		74.6%	50.9%	65.1%	-62.3%	-150.9%	41.6%	54.8%	-74.0%	9.2%	51.5%	9.2%		
04/03 % Chg		218.8%	0.5%	127.3%	86.7%	3.7%	115.0%	104.1%	319.2%	-7.1%	105.5%	-7.1%		
03/02 % Chg		-174.5%	46.7%	NA	230.4%	-57.0%	130.8%	164.4%	-53.9%	13.2%	152.1%	13.2%		
Pro Forma EBITDA Margin														
2006E		23.9%	NA	31.1%	NA	NA	43.0%	59.8%	NA	NA	49.4%			
2005E		19.7%	29.8%	31.2%	2.3%	2.2%	41.5%	60.3%	-11.0%	21.0%	42.8%	21.0%		
2004E		13.4%	27.2%	29.2%	8.5%	-6.3%	39.5%	65.3%	-62.0%	20.5%	41.4%	20.5%		
2003A		5.1%	32.1%	22.4%	8.5%	-6.9%	32.3%	66.7%	-22.1%	21.9%	38.3%	21.9%		
Diluted EPS - reported														
2006E		0.40		2.50			0.65 d	5.45						
2005E		0.24	0.81	1.85	0.15 c	0.03	0.50 d	4.28	(0.30)	1.00				
2004E		0.07	0.69	1.32	0.58 c	(0.09)	0.38 d	2.75	(0.99)	0.90				
2003A		(0.19)	0.80	0.15	0.27 c	(0.17)	0.19 d	1.31	(0.48)	1.30				
06/05 % Chg		64.2%	NM	35.2%	NM	NM	30.2%	27.3%	NM	NM	39.2%			
05/04 % Chg		251.3%	17.9%	40.6%	-74.5%	NM	39.0%	55.6%	NM	10.1%	55.0%	10.1%		
04/03 % Chg		NM	-14.9%	750.2%	110.0%	NM	91.6%	109.8%	NM	-30.3%	209.4%	-30.3%		
03/02 % Chg		NM	71.4%	NM	NM	NM	122.6%	138.2%	NM	22.9%	110.7%	22.9%		
ATCF Per Share - reported														
2006E		0.63		3.29			0.93	6.19	NA					
2005E		0.45	0.98	2.60	0.81 d	0.06	0.76	4.94	NA	2.16				
2004E		0.20	0.78	1.81	0.95 d	(0.06)	0.61	3.22	NA	2.07				
2003A		0.06	1.02	0.71	0.57 d	(0.06)	0.33	1.48	NA	2.40				
06/05 % Chg		39.8%	NM	28.2%	NM	NM	22.2%	25.3%	NA	NM	28.3%			
05/04 % Chg		125.5%	29.7%	44.1%	-35.6%	NM	24.1%	53.3%	NA	4.2%	40.2%	4.2%		
04/03 % Chg		294.4%	-26.0%	155.1%	67.1%	NM	87.9%	118.4%	NA	-13.6%	111.1%	-13.6%		
03/02 % Chg		NM	129.8%	NM	67.4%	NM	81.0%	168.5%	NA	-19.7%	111.7%	-19.7%		
Free Cash Flow Per Share - reported														
2006E		0.44		3.28			0.90	4.12	NA					
2005E		0.23	0.58	2.44	(0.27) e	(0.03)	0.70	2.90	NA	1.17				
2004E		0.09	0.67	1.08	0.53 e	0.06	0.65	1.09	NA	1.69				
2003A		(0.01)	0.23	1.38	0.43 e	(0.06)	0.26	0.52	NA	2.18				
06/05 % Chg		92.5%	NM	34.7%	NM	NM	29.7%	42.2%	NA	NM	49.8%			
05/04 % Chg		154.7%	-13.5%	124.9%	NM	NM	6.8%	165.3%	NA	-30.5%	87.6%	-30.5%		
04/03 % Chg		NM	187.3%	-21.5%	24.5%	NM	150.5%	110.2%	NA	-22.4%	90.2%	-22.4%		
03/02 % Chg		NM	-39.2%	NM	38.4%	NM	47.0%	243.8%	NA	-2.9%	72.5%	-2.9%		
Unleveraged Free Cash Flow														
2006E		43.8		52.28			896.2	1,099.6						
2005E		19.6	8.9	45.34	-20.6	-1.4	613.4	702.5	-16.9	239.6	169.9	239.6		
2004E		17.1	9.0	14.98	15.6	1.1	485.0	257.2	-43.1	305.7	94.6	305.7		
2003A		2.9	1.8	23.85	18.9	-1.8	184.0	158.4	-9.7	346.3	47.3	346.3		
Capital Expenditures											As % of EBITDA			
2006E		22.0		20.00			400.0	550.0						
2005E		21.0	6.2	16.00	200.4 f	0.6	350.0	500.0	4.0	149.0	30%	27%		
2004E		14.2	1.6	10.41	117.9 f	0.9	245.5	319.0	3.6	112.8	30%	22%		
2003A		11.7	0.9	2.18	84.5 f	0.5	117.3	176.6	2.3	137.5	32%	25%		
Debt/EBITDA (2004 PF Net Debt)														
2006E		0.4x	NM	-2.5x	NM	NM	-2.4x	-0.8x	NM	NM	-1.3x			
2005E		0.5x	-4.1x	-3.3x	-10.7x	-33.4x	-3.1x	-1.1x	NM	3.2x	-7.8x	3.2x		
2004E		0.8x	-8.1x	-6.5x	-4.1x	NM	-4.5x	-1.7x	NM	3.5x	-3.5x	3.5x		
2003A		2.9x	-6.2x	-12.5x	-7.6x	NM	-9.6x	-3.4x	NM	3.2x	-6.1x	3.2x		

Source: FactSet, Bridge, Company documents, Thomas Weisel I Source: FactSet, Bridge, Company documents, Thomas Weisel Partners LLC Estimates

Notes

Worksheet Notes: (1) 2004E (2) 2004E (3) NAV=(PMV Multiple x EBITDA + Hidden Assets - Net Debt) / Shares Out.

TWX: (a) Hidden assets (liabilities) include Internet holdings, 50% of Court TV less 21% of TW Cable and 22.25% of WB and $5b for SEC/DOJ settlement and related litigation plus the NPV of NOLs (b) Diluted EPS b4 or
DIS: (a) Hidden assets include stakes in A&E, History, E!, Lifetime, EuroDisney, etc. less 20% minority interest in ESPN (b) 2004E and 2005E EBITDA exclude the impact of FIN46, adopted 4/1/04
LGF:
MVL: (a) Fully-taxed EPS
PIXR: (a) UFCF before capitalized film costs and film amortization as studio shifts from 50% to 100% production in 2006 and beyond (b) Includes both capital expenditures and capitalized film costs.
VIA.B: (a) Hidden assets include Internet holdings (SPLN, MKTW, etc.) and 17mn shares of WON (b) Pro forma to exclude BBI
CCU: (a) Hidden assets include 46% of Clear Media (c) FCFdefined as ATCF-capex for 1999-00; defined as ATCF-capex+def taxes-working capital for 2001-02 and EBITDA minus interest, taxes and non-rev capex for 03-
EVC: (a) ATCF available to common shareholders
LAMR:
RGCI: (a) BCF multiple
UVN: (a) Hidden assets include 36.9mn shares EVC+ 50% of Disa + $35 for Equity Broadcasting stake. (b) 2003 through 2006E EBITDA excludes the impact of Disa under FIN46, adopted 4/1/04.
WON:

CNET: (a) 2004 revenue and EBITDA reflect full year of Webshots but 2003 not pro forma.
DTSI:(a) Pro forma for IPO shares; (b) IPO price on July 10, 2003; (c) includes assumed follow-on offering proceeds
GOOG: (a) Based on IPO price of $85, as of 8/19/04.
INSP:(a) GAAP EPS before one-time items (b) Revenue after TAC.
NFLX: (a) IPO price on May 22, 2002 adjusted for 2:1 split 2/12/04 (b) Adjusted EBITDA after disk amortization cost (c) EPS B4 non-cash comp and one-time items (d) ATCF is after disk amort (e) FCF is cash from ops le
TSCM:
YHOO: (a) Assumes $750m preferred converted to common at $20.50/share (split adjusted) (b) Hidden assets includes interest in Yahoo! Japan assuming a 30% liquidity discount and a tax on gain at 20% (c) GAAP EPS
TIVO:

RGC: (a) 2003 Enterprise value pro forma for $5 per share special dividend ($710m).

ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST.

ANALYST CERTIFICATION AND IMPORTANT DISCLOSURES:

The Research Analyst(s) principally responsible for the analysis of any security or issuer included in this report certifies that the views expressed accurately reflect the personal views of the Research Analyst(s) about the subject securities or issuers and certifies that no part of his or her compensation was or is or will be, directly or indirectly, related to the specific recommendations or views expressed by the Research Analyst(s) in this report.

[redacted]

Notes: Price chart updated as of 4/10/2005. All price targets displayed in the chart above represent either a specific price target or the midpoint of a range. Prior to April 4, 2003, Thomas Weisel Partners LLC used a five-tier rating system: Strong Buy; Buy; Attractive; Market Perform; and Underperform. Prior to November 2001, Thomas Weisel Partners LLC used a four-tier rating system: Strong Buy; Buy; Market Perform/Watch List; and Underperform/Sell. Sources: First Call, FactSet and Thomas Weisel Partners LLC.



Notes: Price chart updated as of 4/10/2005. All price targets displayed in the chart above represent either a specific price target or the midpoint of a range. Prior to April 4, 2003, Thomas Weisel Partners LLC used a five-tier rating system: Strong Buy; Buy; Attractive; Market Perform; and Underperform. Prior to November 2001, Thomas Weisel Partners LLC used a four-tier rating system: Strong Buy; Buy; Market Perform/Watch List; and Underperform/Sell. Sources: First Call, FactSet and Thomas Weisel Partners LLC.

The following grid outlines the Thomas Weisel Partners LLC stock rating system, along with the relevant definitions, effective April 4, 2003.

COMPANY RATING	RATINGS DEFINITION	PCT. OF SECURITIES RATED IN EACH CATEGORY	PCT. FOR WHICH IB SERVICES HAVE BEEN PROVIDED
Outperform (O)	The stock is expected to outperform the median performance of the Analyst's coverage universe over the next six to 12 months.	43.6%	33.8%
Peer Perform (P)	The stock is expected to perform in line with the median performance of the Analyst's coverage universe over the next six to 12 months.	51.5%	11.8%
Underperform (U)	The stock is expected to underperform the median performance of the Analyst's coverage universe over the next six to 12 months.	4.8%	0.0%
Suspended Rating (S)	The stock rating has been suspended.		
Not Rated (NR)	The stock is not rated, but it is covered by a Thomas Weisel Partners LLC Analyst.		
Not Covered (NC)	The stock is not covered by a Thomas Weisel Partners LLC Analyst.		

Notes: The percentage of investment banking services is calculated as of 12/31/2004. The percentage of securities rated in each category is calculated as of 4/13/2005. The new rating system is effective 4/4/2003. A coverage universe is defined as all of the stocks within the Analyst's sector that reasonably are part of the Analyst's potential coverage, not necessarily the stocks specifically covered. "Buy," "Hold" and "Sell" are not ratings categories defined by Thomas Weisel Partners LLC and should not be interpreted as investment opinions. We show these categories for illustrative purposes in accordance with NASD and NYSE regulations. Sources: FactSet and Thomas Weisel Partners LLC.

The following grid outlines the Thomas Weisel Partners LLC sector rating system, along with the relevant definitions, effective April 4, 2003.

SECTOR RATING	SECTOR RATING DEFINITION
Overweight (OW)	The Analyst's coverage universe is expected to outperform the S&P 500 over the next six to 12 months.
Market Weight (MW)	The Analyst's coverage universe is expected to perform in line with the S&P 500 over the next six to 12 months.
Underweight (UW)	The Analyst's coverage universe is expected to underperform the S&P 500 over the next six to 12 months.

Source: Thomas Weisel Partners LLC.

The following grid outlines the Thomas Weisel Partners LLC investment rating system, along with the relevant definitions, prior to April 4, 2003.

RATING	RATING DEFINITION
Strong Buy	Advise aggressive current purchase. One of the two most attractive stocks for current purchase in an Analyst's coverage universe. The number of Strong Buy ratings for each Analyst is limited to one per every eight to ten stocks under coverage. Expected to outperform its group and the S&P 500 over the next three to six months and longer term. Expect the appearance of a near-term catalyst to drive valuation higher.
Buy	Advise current purchase. Expected to outperform the broad averages over the next six to 12 months and longer term.
Attractive	Attractive long-term holding. Advise purchase on price weakness or upon events that are possible but not certain or contingent upon specified changes.
Market Perform	Unlikely to outperform the broad averages over the next six to 12 months but an acceptable holding for investors with a time frame of longer than 12 months.
Underperform	Likely to underperform the S&P 500 by 10% or more over the next 12 months.
SECTOR RATING	SECTOR RATING DEFINITION
Overweight	Sector expected to outperform the broader market indexes over the next six to 12 months.
Market Weight	Sector expected to perform in line with the broader market averages over the next six to 12 months.
Underweight	Sector expected to underperform the broader market indexes over the next six to 12 months.

Source: Thomas Weisel Partners LLC.

Mr. Hodge and/or a member of his immediate family hold a long position in the common shares of Univision Communications, Inc.

Mr. Hodge and/or a member of his immediate family hold a long position in the common shares of Viacom, Inc.

Thomas Weisel Partners LLC expects to receive or intends to seek compensation for investment banking services from the following company or companies mentioned in this report over the next three months: Entravision Communications Corporation; Univision Communications, Inc.

This report contains statements of fact relating to economic conditions generally and to parties other than Thomas Weisel Partners. Although these statements of fact have been obtained from and are based on sources that Thomas Weisel Partners believes to be reliable, we do not guarantee their accuracy and any such information might be incomplete or condensed. All opinions and estimates included in this report constitute Thomas Weisel Partners LLC's judgment as of the date of this report and are subject to change without notice. This report is for information purposes only. It is not intended as an offer or a solicitation with respect to the purchase or sale of a security, and it should not be interpreted as such. This report does not take into account the investment objective, financial situation or particular needs of any particular investor. Investors should obtain individual financial advice based on their own particular circumstances before making an investment decision based on the recommendations in this report.

In the United Kingdom, this document is intended only to be directed at market counterparties and intermediate customers. It is not intended to be directed at private customers, and it may not and is not intended to be distributed to or passed on, directly or indirectly, to private customers. The investments and/or services detailed in this document are available only to market counterparties and intermediate customers. Only market counterparties and intermediate customers may rely on this document. Private customers should not rely on the contents of this document.

Thomas Weisel Partners International Limited, authorized by the FSA, has approved this document for the sole purpose of the financial promotion regime under Section 21 of the Financial Services and Markets Act of 2000.

EQUITY RESEARCH DIRECTORY

Mark Manson • Director of Research • mmanson@tweisel.com • 212.271.3815

Consumer

Financial Products

Mark Sproule
msproule@tweisel.com 212.271.3839
Kyle Doherty 212.271.3785

Gaming & Lodging and Interactive Market Services

Jake Fuller
jfuller@tweisel.com 212.271.3821
Timothy Forrester 212.271.3843
Kar Han Kwong 212.271.3760

Lifestyles/Sports Retailers

Jim Duffy
jduffy@tweisel.com 415.364.5974
Ryan Esposto 415.364.5938
David Liu 415.364.2992

Multimedia Entertainment and e-Commerce

Colin Sebastian
csebastian@tweisel.com 415.364.2932
Joshua Matthew 415.364.2528

Restaurants

Matthew J. DiFrisco
mdifrisco@tweisel.com 212.271.3673
Abbie Gellman 212.271.3802

Retail: Autos and Auto Aftermarket

Matt Nemer
mnemer@tweisel.com 212.271.3703
Katharine Hartell 212.271.3580

Retail: Specialty

Pauline Reader
preader@tweisel.com 415.364.2577
Rebecca Wood 415.364.2550

Healthcare

Biotechnology

Ian Somaiya
isomaiya@tweisel.com 212.271.3761
Do Guyn Kim 212.271.3818
David Lebowitz, MPH, CFA 212.271.3577

Biotechnology: Small and Mid-Cap

Maneesh Jain, M.D.
mjain@tweisel.com 212.271.3620

Diagnostics & Medical Devices

David Lewis
dlewis@tweisel.com 415.364.2939
Victor Gezunterman 415.364.2913
Eugenia Shen 415.364.2547

Healthcare Services

Eric Percher
epercher@tweisel.com 212.271.3806

Healthcare Technology and Pharmaceutical Services

Steven P. Halper
shalper@tweisel.com 212.271.3807

Healthcare (Continued)

LifeScience Technology

Paul R. Knight, CFA
pknight@tweisel.com 212.271.3757
Peter Lawson, PhD 212.271.3859
Ross Muken 212.271.3769

Medical Devices

Lynn C. Pieper, CFA
lpieper@tweisel.com 415.364.5999
Kari Hall 415.364.2904
Brooke LeVasseur 415.364.2559

Pharmaceuticals: Specialty

Donald B. Ellis, PharmD
dellis@tweisel.com 415.364.7038
Joe Slavinsky, PhD 415.364.5920
Russell McAllister 415.364.2622

Industrial Growth

Applied Technologies

Ajit Pai
apai@tweisel.com 212.271.3695
Andy Yeung, CFA 212.271.3589

Autos/Automotive Technologies

Scott Merlis
smerlis@tweisel.com 212.271.3595
Jacob Semetko 212.271.3609

Defense & Security

David Gremmels, CFA
dgremmels@tweisel.com 212.271.3787
Peter Hughes 212.271.3429
Alex Motamed 212.271.3803

Industrial Services

Kevin Monroe
kmonroe@tweisel.com 212.271.3767
PT Luther 212.271.3752

Media and Telecom

Media & Broadcasting

Gordon Hodge
ghodge@tweisel.com 415.364.2575
Lauren Grismanauskas 415.364.2607
Lloyd Walmsley 415.364.2584

Internet Services and Publishing

Christa Sober Quarles, CFA
cquarles@tweisel.com 415.364.7154
Jacqueline Spring 415.364.2664
Scott Wolfgang 212.271.3582

Telecom Services: Alternative and Specialty

Vik Grover, CFA
vgrover@tweisel.com 212.271.3848
Colby Synesael 212.271.3764

Telecom Services: Wireline and Wireless

James D. Breen, Jr., CFA
jbreen@tweisel.com 617.488.4107
Naphtali Joseph 212.271.3799
Shane J. Larkin 617.488.4108

Technology

Communications Components

Jeremy Bunting, PhD
jbunting@tweisel.com 415.364.2610
Jenny Hsu 415.364.2666
Scott George 415.364.2648

Communications Equipment: Access & Storage

Jason Ader, CFA
jader@tweisel.com 617.488.4621
Aaron M. Duda, CFA 212.271.3851
Adam Jernow 617.488.4125

Communications Equipment: Core & Wireless

Hasan Imam, PhD
himam@tweisel.com 212.271.3698

Electronic Supply Chain

Matt Sheerin
msheerin@tweisel.com 212.271.3753
Michael Ellis 415.364.2571
Christopher Wallace 212-271-3659

Enterprise Hardware

Kevin Hunt, CFA
khunt@tweisel.com 212.271.3428
Brian Hertzog 415.364.2757
Gaurav Kapoor 212.271.3692

Semiconductor Capital Equipment

Douglas G. Reid, CFA
dreid@tweisel.com 212.271.3841

Semiconductors: Broadline

Eric Gomberg
egomberg@tweisel.com 212.271.3765
Leah Hao 212.271.3852
Ami Joseph 212.271.3427

Semiconductors: Specialty

Jason Pflaum, CFA
jpflaum@tweisel.com 212.271.3583
Alex Kim 212.271.3763

Software: Applications

R. Keith Gay
kgay@tweisel.com 415.364.2582
Praveen Chakravarty 415.364.2563
Han Pham 415.364.5936

Software: Communications

Tom Roderick
troderick@tweisel.com 415.364.5952
Bill Dauphinais 415.364.2583

Software: Infrastructure

Tim Klasell
tklasell@tweisel.com 415.364.2949
Georgy Grigoriyants 415.364.2560
Jeffrey Peck 415.364.6951

Information & Financial Technology Services

David Grossman
dgrossman@tweisel.com 415.364.2541
Carmel Gerber 415.364.2576
Melissa Moran 415.364.2586

ORIGINAL